SEMIANNUAL REPORT

Dreyfus Founders Balanced Fund

Investment Update
June 30, 2004

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

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The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.





A discussion with portfolio manager John B. Jares, CFA, left, and assistant portfolio manager John Johnson, CFA

How did the Fund perform relative to its benchmark for the six-month period ended June 30, 2004?

For the six-month period ended June 30, 2004, the Dreyfus Founders Balanced Fund underperformed its benchmark, the Standard & Poor's 500 Index, which posted a total return of 3.44% for the same period.

To what do you attribute the market's overall performance for the first six months of 2004?

During the first half of the year, the market continued to focus on macroeconomic issues, both domestically and internationally. The continuing war on terrorism, increasing interest rates and oil prices, and the approaching Presidential election mired the equity markets during the period. The ongoing unrest in the Middle East escalated geopolitical instability, which sustained the risk premium to world oil prices. This caused concern in the U.S. markets that the domestic economy may slow sooner rather than later. These factors, coupled with the anticipation of the Federal Reserve raising the federal funds rate, intensified an already difficult environment for the markets during the first six months of the year.

"We selected for inclusion in the Fund holdings we believe are most likely to exhibit strong earnings-per-share (EPS) growth, preparing the Fund for the possibility of continued economic expansion."

What changes were made to the Fund during the period?

Based on our fundamental evaluation of individual companies in various sectors, we adjusted the Fund's investments in the consumer discretionary sector to those holdings that were more sensitive to an economic upturn. Additionally,

Performance Highlights

- The continuing war on terrorism, increasing interest rates and oil prices, and the approaching Presidential election mired the equity markets during the period.
- Compelling growth opportunities were found in the consumer staples, financials and consumer discretionary sectors.
- Poor stock selection in the information technology sector hindered relative performance during the period.
- Although the bond market experienced a strong first quarter, the Treasury market suffered its worst performance in almost 25 years during the second quarter.

we increased the Fund's weighting in the healthcare sector as companies within this sector offered compelling prospects given their valuations and opportunity within an increasing interest rate environment.

We selected for inclusion in the Fund holdings we believe are most likely to exhibit strong earnings-per-share (EPS) growth, preparing the Fund for the possibility of continued economic expansion. We were also watchful for stocks that could generate strong EPS and revenue growth through a tightening of the monetary policy by the Federal Reserve. Because of this, we added **Fastenal Company**, **The PMI Group, Inc.**, **Gillette Company** and **Autodesk, Inc.** to the Fund during the half.

What management decisions positively contributed to Fund performance during the period?

Compelling growth opportunities were found in the consumer staples, financials and consumer discretionary sectors. As investors moved toward more defensive stocks in light of the anticipated federal funds rate hike, names within the consumer staples sector such as **Safeway, Inc.** buoyed relative Fund performance.

In the tightening monetary policy environment during the period, the Fund's underexposure and strong stock selection in the financials sector aided relative performance.

Although the Fund's overweight position in the consumer discretionary sector proved to be a drag on relative performance, this was offset by the strong performance of individual issues within the sector. **Royal Caribbean Cruises Limited**, **Nordstrom, Inc.** and Mandalay Resort Group, the top three performers for the Fund, benefited from an increase in consumer demand. Nordstrom's earnings came in significantly better than Wall Street had anticipated as consumers continued to purchase higher-value products in the improving economy.

The Fund's underweight position in the healthcare sector relative to the benchmark also boosted Fund performance. Although stock selection in this sector was relatively neutral, some individual issues did outperform. **Teva Pharmaceutical Industries Limited** continued to assist the Fund's overall return with its strong generic drug pipeline and through launches of key products during the first half of the year.

Other notable performances by individual issues include fastener distribution company **Fastenal Company** and Smith International, Inc., the leading supplier of products and services to the oil and gas exploration and production industry. **Estée Lauder Companies, Inc.** also moved higher as the company posted superior revenue and earnings growth.

Although the information technology sector proved to be the worst performing sector for the Fund on a relative basis, some technology holdings should be mentioned as boosting Fund performance. **Apple Computer, Inc.** assisted performance due primarily to the popularity of the company's consumer-related technology offerings, the I-Pod and the I-Pod Mini. **Microsoft Corporation** also benefited the Fund as investors began to believe the enterprise spending cycle had begun.

Largest Equity Holdings (ticker symbol)

1.	Microsoft Corporation (MSFT)	4.69%
2.	Maxim Integrated Products, Inc. (MXIM)	3.21%
3.	Pfizer, Inc. (PFE)	3.02%
4.	Gillette Company (G)	2.99%
5.	General Electric Company (GE)	2.81%
6.	American International Group, Inc. (AIG)	2.52%
7.	International Business Machines Corporation (IBM)	2.49%
8.	Apple Computer, Inc. (AAPL)	2.31%
9.	Royal Caribbean Cruises Limited (RCL)	2.23%
10.	Time Warner, Inc. (TWX)	2.09%

Holdings listed are a percentage of equity assets. Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Balanced Fund-Class F
S&P 500 Index
Lipper Balanced Fund Index
$30,582
$23,470
$15,837
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 6/30/94 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The S&P 500 Index does not include a fixed-income component, while the Fund does. The Lipper Balanced Fund Index is an equal dollar weighted index of the largest mutual funds within the Balanced Fund classification, as defined by Lipper. This index is adjusted for the reinvestment of capital gains and income dividends, and reflects the management expenses associated with the funds included in the index. Further information related to Fund performance is contained elsewhere in this report.

What factors negatively contributed to Fund performance during the period?

Poor stock selection in the information technology sector hindered relative performance during the period. The Fund's exposure to certain technology companies exhibiting weakening fundamentals negatively impacted the portfolio. Semiconductor Manufacturing International Corporation and Foundry Networks, Inc. were the two worst-performing stocks for the Fund during the timeframe.

Weak stock selection and an underweight position in the materials sector also hampered the Fund's relative return. **Alcoa, Inc.**, the world's leading producer of aluminum, underperformed on concerns of a slowdown in the Chinese economy, which could lead to a decline in the underlying demand for various commodities, including aluminum.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
Class A Shares (12/31/99)					
With sales charge (5.75%)	(5.57%)	1.90%	—	—	(6.45%)
Without sales charge	0.18%	8.16%	—	—	(5.21%)
Class B Shares (12/31/99)					
With redemption*	(4.15%)	3.41%	—	—	(6.33%)
Without redemption	(0.16%)	7.41%	—	—	(5.91%)
Class C Shares (12/31/99)					
With redemption**	(1.17%)	6.37%	—	—	(6.29%)
Without redemption	(0.17%)	7.37%	—	—	(6.29%)
Class F Shares (2/19/63)	0.34%	8.51%	(5.11%)	4.70%	N/A
Class R Shares (12/31/99)	0.20%	7.95%	—	—	(5.36%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	(4.51%)	2.79%	—	—	(6.00%)
Without sales charge	(0.03%)	7.57%	—	—	(5.04%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

†Total return is not annualized.

Industrials holdings also hindered relative performance through such names as rail transportation company **Union Pacific Corporation**. Union Pacific experienced network congestion as a result of volume growth well ahead of company expectations, which resulted in much greater-than-expected handling costs. This, combined with high fuel prices, drove downward revisions to earnings estimates and share price underperformance.

Although the Fund benefited from strong stock selection in the consumer discretionary sector, as was previously mentioned, specific underachievers reduced the positive contribution of this sector. **Kohl's Corporation** experienced sluggish sales trends during the latter part of the period, which resulted in investor concern over future lackluster earnings growth. Cable and entertainment companies **Viacom, Inc.** and **Cox Communications, Inc.** also underperformed as the industry itself suffered.



Composition of Equity Assets
26.12% Information Technology
16.78% Consumer Discretionary
16.00% Financials
13.07% Healthcare
12.88% Industrials
9.99% Consumer Staples
1.92% Materials
1.69% Energy
1.55% Telecommunications Services

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

How did the fixed-income portion of the Fund fare in the first half of the year?

Although the bond market experienced a strong first quarter, the Treasury market suffered its worst performance in almost 25 years during the second quarter, with interest rates rising dramatically. The yield on the two-year Treasury rose 1.10%, while the 10-year Treasury yield rose 0.75% by June 30, 2004.

The Fund's position in shorter-dated securities proved beneficial as shorter-duration issues outperformed their longer-dated counterparts. An underweight position in Treasuries and an overweight position in government agencies by the end of the period helped to mitigate losses.

The gains experienced by the Fund's overweight position in corporate bonds during the first half of the period were counteracted by the underperformance of corporate issues during the last three months of the period. Likewise, underexposure in fixed-rate mortgages proved detrimental to the six-month performance of the fixed-income portion of the Fund, as mortgages moved from the weakest Lehman Brothers Aggregate Bond Index component at the beginning of the year to one of the strongest by the period's end.

We will continue to apply our process and philosophy in seeking to pick stocks for the Fund that we believe have the potential to take advantage of a possible economic uplift and that exhibit strong fundamental earnings strength.

John B. Jares, CFA	John Johnson, CFA
Portfolio Manager	Assistant Portfolio Manager

The Lehman Brothers Aggregate Bond Index is comprised of the Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and Asset-Backed Securities Index, including securities that are of investment-grade quality or better, have at least one year to maturity, and have an outstanding par value of at least $100 million.

Statement of Investments

June 30, 2004 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—59.6%		
Aerospace & Defense—0.6%		
12,900	Lockheed Martin Corporation	$ 671,822
Air Freight & Logistics—0.9%		
11,400	FedEx Corporation	931,266
Airlines—0.6%		
39,800	Southwest Airlines Company	667,446
Aluminum—0.6%		
18,800	Alcoa, Inc.	620,964
Application Software—0.4%		
10,400	Autodesk, Inc.	445,224
Asset Management & Custody Banks—0.6%		
38,000	Janus Capital Group, Inc.	626,620
Biotechnology—0.7%		
8,000	Amgen, Inc.*	436,560
5,400	Biogen Idec, Inc.*	341,550
		778,110
Broadcasting & Cable TV—2.3%		
19,500	Comcast Corporation Class A*	546,585
35,000	Comcast Corporation Special Class A*	966,350
33,300	Cox Communications, Inc. Class A*	925,407
		2,438,342
Casinos & Gaming—0.7%		
20,300	International Game Technology	783,580
Communications Equipment—2.8%		
60,200	Cisco Systems, Inc.*	1,426,740
47,900	Motorola, Inc.	874,175
21,200	Scientific-Atlanta, Inc.	731,400
		3,032,315
Computer & Electronics Retail—0.3%		
6,350	Best Buy Company, Inc.	322,199
Computer Hardware—3.0%		
48,900	Apple Computer, Inc.*	1,591,206
19,400	International Business Machines Corporation	1,710,110
		3,301,316
Construction Materials—0.6%		
16,100	Lafarge North America, Inc.	697,130
Data Processing & Outsourced Services—0.9%		
8,600	Automatic Data Processing, Inc.	360,168
16,450	Fiserv, Inc.*	639,741
		999,909
Department Stores—1.5%		
24,400	Kohl's Corporation*	1,031,632
13,600	Nordstrom, Inc.	579,496
		1,611,128

Shares		*Market Value*
Diversified Banks—2.3%		
24,400	Bank One Corporation	$ 1,244,400
11,400	TCF Financial Corporation	661,770
10,200	Wells Fargo & Company	583,746
		2,489,916
Employment Services—1.4%		
13,300	Manpower, Inc.	675,241
33,900	Monster Worldwide, Inc.*	871,908
		1,547,149
Food Retail—1.9%		
51,400	Kroger Company*	935,480
44,601	Safeway, Inc.*	1,130,189
		2,065,669
Healthcare Equipment—0.7%		
16,700	Boston Scientific Corporation*	714,760
Home Entertainment Software—0.3%		
5,500	Electronic Arts*	300,025
Hotels, Resorts & Cruise Lines—0.4%		
8,000	Carnival Corporation	376,000
Household Products—0.3%		
5,200	Procter & Gamble Company	283,088
Hypermarkets & Super Centers—0.4%		
7,200	Wal-Mart Stores, Inc.	379,872
Industrial Conglomerates—2.8%		
12,100	3M Company	1,089,121
59,700	General Electric Company	1,934,280
		3,023,401
Integrated Telecommunication Services—1.0%		
29,400	Verizon Communications, Inc.	1,063,986
Investment Banking & Brokerage—2.1%		
12,300	Goldman Sachs Group, Inc.	1,158,168
21,300	Morgan Stanley	1,124,001
		2,282,169
Leisure Facilities—1.4%		
35,300	Royal Caribbean Cruises Limited	1,532,373
Life & Health Insurance—0.5%		
14,300	AFLAC, Inc.	583,583
Movies & Entertainment—2.9%		
81,900	Time Warner, Inc.*	1,439,802
15,000	Viacom, Inc. Class B	535,800
47,800	Walt Disney Company	1,218,422
		3,194,024

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Multi-Line Insurance—1.6%		
24,300	American International Group, Inc.	$ 1,732,104
Oil & Gas Exploration & Production—1.1%		
26,670	Apache Corporation	1,161,479
Other Diversified Financial Services—1.0%		
23,066	Citigroup, Inc.	1,072,569
Personal Products—3.0%		
25,000	Estée Lauder Companies, Inc. Class A	1,219,500
48,600	Gillette Company	2,060,640
		3,280,140
Pharmaceuticals—5.5%		
29,100	Abbott Laboratories	1,186,116
11,300	Eli Lilly and Company	789,983
12,300	Forest Laboratories, Inc.*	696,549
5,000	Johnson & Johnson	278,500
8,000	Merck & Company, Inc.	380,000
60,550	Pfizer, Inc.	2,075,654
15,900	Wyeth	574,944
		5,981,746
Property & Casualty Insurance—0.5%		
12,600	Allstate Corporation	586,530
Railroads—0.6%		
11,000	Union Pacific Corporation	653,950
Semiconductors—4.4%		
57,900	Altera Corporation*	1,286,538
48,100	Intel Corporation	1,327,560
42,200	Maxim Integrated Products, Inc.	2,212,124
		4,826,222
Soft Drinks—0.8%		
17,200	Coca-Cola Company	868,256
Specialty Stores—0.8%		
23,300	Bed Bath & Beyond, Inc.*	895,885
Systems Software—3.0%		
113,000	Microsoft Corporation	3,227,280
Thrifts & Mortgage Finance—1.5%		
15,200	Countrywide Financial Corporation	1,067,800
13,100	The PMI Group, Inc.	570,112
		1,637,912
Trading Companies & Distributors—0.9%		
18,100	Fastenal Company	1,028,623
Total Common Stocks (Domestic) (Cost—$57,793,925)		64,716,082

Shares		*Market Value*
Common Stocks (Foreign)—3.8%		
Application Software—0.7%		
17,650	SAP AG Sponsored ADR (GE)	$ 737,947
Healthcare Supplies—0.6%		
8,600	Alcon, Inc. (SZ)	676,390
IT Consulting & Other Services—1.0%		
40,225	Accenture Limited Class A (BD)*	1,105,383
Movies & Entertainment—0.4%		
11,200	News Corporation Limited Sponsored ADR (AU)	396,704
Pharmaceuticals—0.8%		
12,500	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	841,125
Railroads—0.3%		
7,762	Canadian National Railway Company (CA)	338,346
Total Common Stocks (Foreign) (Cost—$2,995,349)		4,095,895

Principal Amount		*Market Value*
Corporate Bonds (Domestic)—12.3%		
Automobile Manufacturers—2.9%		
$ 3,000,000	Toyota Motor Credit Corporation 5.65% 1/15/07	$ 3,155,610
Diversified Banks—3.1%		
1,500,000	Bank One Corporation 6.50% 2/1/06	1,582,965
1,540,000	Washington Mutual, Inc. 8.25% 4/1/10	1,793,176
		3,376,141
Household Products—1.5%		
1,500,000	Colgate-Palmolive Company 5.98% 4/25/12	1,609,680
Movies & Entertainment—1.9%		
2,000,000	Viacom, Inc. 7.75% 6/1/05	2,094,460
Pharmaceuticals—2.9%		
3,000,000	Abbott Laboratories 5.625% 7/1/06	3,148,920
Total Corporate Bonds (Domestic) (Cost—$12,750,853)		13,384,811

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Principal Amount		*Market Value*
U.S. Government Obligations—18.9%		
Agency Pass Through—3.4%		
$ 3,449,474	U.S. Small Business Administration Series 10-A 6.64% 2/1/11	$ 3,660,479
Government Sponsored Enterprises—9.0%		
3,500,000	Federal Home Loan Bank 6.50% 11/15/05	3,683,120
	Federal National Mortgage Association:	
1,000,000	4.25% 7/15/07	1,018,450
1,500,000	4.375% 10/15/06	1,538,010
2,000,000	Private Export Funding Corporation 3.40% 2/15/08	1,975,700
1,500,000	Tennessee Valley Authority 6.375% 6/15/05	1,556,760
		9,772,040
Mortgage-Backed Securities: GNMA/Guaranteed—1.5%		
1,649,482	Government National Mortgage Association 6.00% 1/15/33 Pool #563709	1,693,177
U.S. Treasury Notes—5.0%		
	U.S. Treasury Inflation Index Note:	
1,186,480	3.375% 1/15/07	1,271,010
1,146,220	3.875% 1/15/09	1,277,990
	U.S. Treasury Note:	
1,250,000	4.375% 5/15/07	1,291,988
1,500,000	6.875% 5/15/06	1,614,720
		5,455,708
Total U.S. Government Obligations (Cost—$20,232,376)		20,581,404
Government Bonds (Foreign)—2.5%		
CAD 3,535,000	Province of Quebec 6.50% 12/1/05 (CA)	2,759,399
Total Government Bonds (Foreign) (Cost—$2,364,824)		2,759,399
Supranational Obligations—0.9%		
$ 1,000,000	International Finance Corporation 3.75% 6/30/09	988,230
Total Supranational Obligations (Cost—$999,410)		988,230

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—4.0%		
Agricultural Products—4.0%		
$ 4,300,000	Archer-Daniels-Midland Company 1.43% 7/1/04†	$ 4,300,000
Total Corporate Short-Term Notes (Amortized Cost—$4,300,000)		4,300,000
Total Investments—102.0% (Total Cost—$101,436,737)		110,825,821
Other Assets and Liabilities—(2.0%)		(2,214,805)
Net Assets—100.0%		$108,611,016

Notes to Statement of Investments

* *Non-income producing.*

† *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale.*

ADR - American Depositary Receipt
AU - Australia
BD - Bermuda
CA - Canada
GE - Germany
IS - Israel
SZ - Switzerland

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 101,436,737
Investment securities, at market	110,825,821
Cash	306,137
Receivables:	
Investment securities sold	798,278
Capital shares sold	56,001
Dividends and interest	502,861
Other	54,054
Total Assets	112,543,152

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	3,416,522
Capital shares redeemed	206,968
Advisory fees	59,347
Shareholder servicing fees	7,312
Accounting fees	5,478
Distribution fees	43,377
Transfer agency fees	34,726
Custodian fees	2,767
Other	155,639
Total Liabilities	3,932,136
Net Assets	$ 108,611,016

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 297,589,338
Accumulated net investment loss	(31,100)
Accumulated net realized loss from security transactions	(198,336,486)
Net unrealized appreciation on investments and foreign currency translation	9,389,264
Total	$ 108,611,016

Class A		
Net Assets	$	1,668,263
Shares Outstanding		212,213
Net Asset Value, Redemption Price Per Share	$	7.86
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	8.34
Class B		
Net Assets	$	1,638,816
Shares Outstanding		210,516
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	7.78
Class C		
Net Assets	$	254,535
Shares Outstanding		33,200
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	7.67
Class F		
Net Assets	$	104,947,647
Shares Outstanding		13,337,608
Net Asset Value, Offering and Redemption Price Per Share	$	7.87
Class R		
Net Assets	$	59,110
Shares Outstanding		7,538
Net Asset Value, Offering and Redemption Price Per Share	$	7.84
Class T		
Net Assets	$	42,645
Shares Outstanding		5,285
Net Asset Value, Redemption Price Per Share	$	8.07
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	8.45

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 350,486
Interest	976,496
Foreign taxes withheld	(2,915)
Total Investment Income	1,324,067
Expenses	
Advisory fees—Note 2	382,786
Shareholder servicing fees—Note 2	36,610
Accounting fees—Note 2	35,334
Distribution fees—Note 2	149,867
Transfer agency fees—Note 2	108,160
Registration fees	22,541
Postage and mailing expenses	12,054
Custodian fees and expenses—Note 2	3,063
Printing expenses	15,216
Legal and audit fees	8,462
Directors' fees and expenses—Note 2	11,777
Other expenses	15,185
Total Expenses	801,055
Earnings Credits	(1,202)
Reimbursed/Waived Expenses	(643)
Expense Offset to Broker Commissions	(3,494)
Net Expenses	795,716
Net Investment Income	528,351
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	4,894,976
Foreign Currency Transactions	(2,194)
Net Realized Gain	4,892,782
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(5,130,770)
Net Realized and Unrealized Loss	(237,988)
Net Increase in Net Assets Resulting from Operations	$ 290,363

See notes to financial statements.

Statements of Changes in Net Assets
(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 528,351	$ 1,184,817
Net Realized Gain on Security and Foreign Currency Transactions	4,892,782	6,956,668
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(5,130,770)	14,224,484
Net Increase in Net Assets Resulting from Operations	290,363	22,365,969
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(7,248)	(10,100)
Class B	(1,511)	(1,222)
Class C	(221)	(17)
Class F	(515,078)	(1,240,046)
Class R	(278)	(159)
Class T	(93)	(12)
Net Decrease from Dividends and Distributions	(524,429)	(1,251,556)
Capital Share Transactions		
Net Increase (Decrease) - Note 4		
Class A	102,206	98,293
Class B	(4,140)	244,827
Class C	(41,043)	(6,310)
Class F	(14,661,912)	(31,079,380)
Class R	(12,329)	55,114
Class T	6,456	19,668
Net Decrease from Capital Share Transactions	(14,610,762)	(30,667,788)
Net Decrease in Net Assets	(14,844,828)	(9,553,375)
Net Assets		
Beginning of period	$ 123,455,844	$ 133,009,219
End of period	$ 108,611,016	$ 123,455,844
Undistributed Net Investment Loss	$ (31,100)	$ (35,022)

See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$7.88	$6.68	$8.18	$9.24	$10.47
Income from investment operations:					
Net investment income	0.03	0.05	0.05	0.06	0.13
Net realized and unrealized gains (losses) on securities	(0.02)	1.20	(1.51)	(1.03)	(1.18)
Total from investment operations	0.01	1.25	(1.46)	(0.97)	(1.05)
Less dividends and distributions:					
From net investment income	(0.03)	(0.05)	(0.04)	(0.09)	(0.16)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.03)	(0.05)	(0.04)	(0.09)	(0.18)
Net Asset Value, end of period	$7.86	$7.88	$6.68	$8.18	$9.24
Total Return*	0.18%	18.81%	(17.85%)	(10.46%)	(10.21%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,668	$1,572	$1,243	$1,227	$699
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.43%**	1.83%	1.89%	1.87%	1.23%
Expenses with reimbursements and earnings credits	1.43%**	1.83%	1.89%	1.87%	1.20%
Net investment income	0.83%**	0.63%	0.56%	0.51%	1.48%
Portfolio turnover rate@	126%	108%	122%	111%	126%

* *Sales charges are not reflected in the total return.*

** *Annualized.*

\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004		Year ended December 31,		
		2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$7.80	$6.63	$8.11	$9.18	$10.47
Income from investment operations:					
Net investment income (loss)	0.00+	0.01	(0.01)	0.01	0.10
Net realized and unrealized gains (losses) on securities	(0.01)	1.17	(1.47)	(1.03)	(1.24)
Total from investment operations	(0.01)	1.18	(1.48)	(1.02)	(1.14)
Less dividends and distributions:					
From net investment income	(0.01)	(0.01)	0.00^	(0.05)	(0.13)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.01)	(0.01)	0.00	(0.05)	(0.15)
Net Asset Value, end of period	$7.78	$7.80	$6.63	$8.11	$9.18
Total Return*	(0.16%)	17.76%	(18.21%)	(11.13%)	(11.06%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,639	$1,647	$1,181	$1,484	$1,008
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.17%**	2.53%	2.54%	2.50%	1.96%
Expenses with reimbursements and earnings credits	2.17%**	2.53%	2.54%	2.49%	1.93%
Net investment income (loss)	0.08%**	(0.08%)	(0.10%)	(0.13%)	0.71%
Portfolio turnover rate@	126%	108%	122%	111%	126%

\+ *Net investment income for the six months ended June 30, 2004 aggregated less than $0.01 on a per share basis.*
^ *Distributions from net investment income for the year ended December 31, 2002 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$7.69	$6.54	$8.04	$9.17	$10.47
Income from investment operations:					
Net investment income (loss)	(0.00)+,†	(0.01)	(0.17)	(0.05)	0.10
Net realized and unrealized gains (losses) on securities	(0.01)	1.16	(1.33)	(1.03)	(1.28)
Total from investment operations	(0.01)	1.15	(1.50)	(1.08)	(1.18)
Less dividends and distributions:					
From net investment income	(0.01)	0.00^	0.00	(0.05)	(0.10)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.01)	0.00	0.00	(0.05)	(0.12)
Net Asset Value, end of period	$7.67	$7.69	$6.54	$8.04	$9.17
Total Return*	(0.17%)	17.59%	(18.66%)	(11.80%)	(11.36%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$255	$295	$248	$496	$174
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.29%**	2.69%	3.48%	3.96%	1.88%
Expenses with reimbursements and earnings credits	2.28%**	2.69%	3.48%	3.96%	1.86%
Net investment income (loss)	(0.03%)**	(0.17%)	(1.05%)	(1.64%)	0.76%
Portfolio turnover rate@	126%	108%	122%	111%	126%

\+ *Net investment loss for the six months ended June 30, 2004 aggregated less than $0.01 on a per share basis.*
† *Computed using average shares outstanding throughout the period.*
^ *Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.29% (2004), 2.69% (2003), 3.48% (2002), 4.24% (2001), and 1.88% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares						
Per Share Operating Data						
Net Asset Value, beginning of period	$7.88	$6.69	$8.20	$9.22	$10.47	$12.19
Income from investment operations:						
Net investment income	0.03	0.06	0.07	0.10	0.15	0.32
Net realized and unrealized gains (losses) on securities	0.00	1.20	(1.50)	(1.02)	(1.23)	(0.61)
Total from investment operations	0.03	1.26	(1.43)	(0.92)	(1.08)	(0.29)
Less dividends and distributions:						
From net investment income	(0.04)	(0.07)	(0.08)	(0.10)	(0.15)	(0.32)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)	(1.11)
Total distributions	(0.04)	(0.07)	(0.08)	(0.10)	(0.17)	(1.43)
Net Asset Value, end of period	$7.87	$7.88	$6.69	$8.20	$9.22	$10.47
Total Return	0.34%	18.96%	(17.46%)	(9.94%)	(10.44%)	(2.22%)
Ratios/Supplemental Data						
Net assets, end of period (000s)	$104,948	$119,835	$130,314	$297,068	$552,675	$1,055,825
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.34%**	1.54%	1.43%	1.23%	1.08%	0.98%
Expenses with reimbursements and earnings credits	1.34%**	1.54%	1.42%	1.22%	1.07%	0.97%
Net investment income	0.91%**	0.93%	0.99%	1.20%	1.41%	2.64%
Portfolio turnover rate@	126%	108%	122%	111%	126%	218%

** *Annualized.*

Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	2003	Year ended December 31, 2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$7.86	$6.68	$8.18	$9.22	$10.47
Income from investment operations:					
Net investment income (loss)	0.03	0.16	(0.16)	0.09	0.18
Net realized and unrealized gains (losses) on securities	(0.01)	1.05	(1.34)	(1.02)	(1.23)
Total from investment operations	0.02	1.21	(1.50)	(0.93)	(1.05)
Less dividends and distributions:					
From net investment income	(0.04)	(0.03)	0.00	(0.11)	(0.18)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.04)	(0.03)	0.00	(0.11)	(0.20)
Net Asset Value, end of period	$7.84	$7.86	$6.68	$8.18	$9.22
Total Return	0.20%	18.12%	(18.34%)	(10.09%)	(10.18%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$59	$72	$11	$14	$1
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.39%**	2.37%	4.24%	3.07%	0.81%
Expenses with reimbursements and earnings credits	1.39%**	2.37%	4.24%	3.07%	0.80%
Net investment income (loss)	0.86%**	0.01%	(1.77%)	(0.75%)	1.71%
Portfolio turnover rate@	126%	108%	122%	111%	126%

** *Annualized.*

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.52% (2004), 2.62% (2003), 19.52% (2002), 272.77% (2001), and 0.81% (2000).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004		Year ended December 31,		
	2004	2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$8.09	$6.88	$8.17	$9.21	$10.47
Income from investment operations:					
Net investment income (loss)	0.02†	0.21	(0.37)	0.08	0.12
Net realized and unrealized gains (losses) on securities	(0.02)	1.00	(0.92)	(1.04)	(1.22)
Total from investment operations	0.00	1.21	(1.29)	(0.96)	(1.10)
Less dividends and distributions:					
From net investment income	(0.02)	0.00^	0.00	(0.08)	(0.14)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.02)	0.00	0.00	(0.08)	(0.16)
Net Asset Value, end of period	$8.07	$8.09	$6.88	$8.17	$9.21
Total Return*	(0.03%)	17.65%	(15.79%)	(10.44%)	(10.67%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$43	$36	$13	$232	$9
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.86%**	2.73%	2.60%	3.36%	1.32%
Expenses with reimbursements and earnings credits	1.86%**	2.73%	2.59%	3.36%	1.30%
Net investment income (loss)	0.38%**	(0.29%)	(0.31%)	(1.12%)	1.22%
Portfolio turnover rate@	126%	108%	122%	111%	126%

† *Computed using average shares outstanding throughout the period.*
^ *Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.11% (2004), 3.18% (2003), 14.63% (2002), 18.37% (2001), and 1.32% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Notes to Financial Statements

June 30, 2004 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Balanced Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event

occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

U.S. Government Obligations—Some U.S. government obligations, such as Government National Mortgage Association (GNMA) pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the Federal Home Loan Bank (FHLB), are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Federal National Mortgage Association (FNMA, a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of FNMA.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends quarterly and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $32,135 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees incurred by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $14,383 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees incurred by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.93 to $13.34, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$1,423
Class B	$1,346
Class C	$351
Class R	$181
Class T	$105

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Fund for certain transfer agency expenses pursuant to a contractual commitment. This commitment will extend through at least August 31, 2005, and will not be terminated without prior notification to the Company's board of directors. Founders also has agreed to reimburse these share classes for certain printing expenses pursuant to a contractual commitment through August 31, 2004. Founders has notified the Company's board of directors that this commitment will terminate effective September 1, 2004. For the six months ended June 30, 2004, Class R and Class T were each reimbursed $44, which reduced the amounts paid to DTI to $137 and $61, respectively.

Distribution and Shareholder Services Plans—DSC is also the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $142,663 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$2,044
Class B	$6,200	$2,067
Class C	$960	$320
Class T	$44	$44

During the six months ended June 30, 2004, DSC retained $666 in sales commissions from the sales of Class A shares. DSC also retained $3,668 and $186 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $555. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003 represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2008 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$	200,959,111
Post-October Capital Loss Deferral	$	210,281
Federal Tax Cost	$	103,247,836
Gross Tax Appreciation of Investments	$	9,001,157
Gross Tax Depreciation of Investments	$	(1,423,172)
Net Tax Appreciation	$	7,577,985

4. Capital Share Transactions

The Fund is authorized to issue 850 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004			Year ended December 31, 2003		
	Shares		Amount	Shares		Amount
Class A						
Sold	36,661	$	292,922	42,130	$	310,574
Dividends or Distributions Reinvested	889	$	6,985	1,330	$	9,742
Redeemed	(24,878)	$	(197,701)	(29,893)	$	(222,023)
Net Increase	12,672	$	102,206	13,567	$	98,293
Class B						
Sold	31,268	$	242,819	76,899	$	556,448
Dividends or Distributions Reinvested	151	$	1,171	138	$	971
Redeemed	(31,984)	$	(248,130)	(44,160)	$	(312,592)
Net Increase (Decrease)	(565)	$	(4,140)	32,877	$	244,827
Class C						
Sold	10,850	$	83,237	18,745	$	122,311
Dividends or Distributions Reinvested	21	$	164	2	$	10
Redeemed	(15,979)	$	(124,444)	(18,304)	$	(128,631)
Net Increase (Decrease)	(5,108)	$	(41,043)	443	$	(6,310)
Class F						
Sold	633,133	$	5,006,301	2,774,685	$	19,677,956
Dividends or Distributions Reinvested	63,802	$	502,428	164,539	$	1,202,840
Redeemed	(2,560,369)	$	(20,170,641)	(7,225,827)	$	(51,960,176)
Net Decrease	(1,863,434)	$	(14,661,912)	(4,286,603)	$	(31,079,380)
Class R						
Sold	0	$	0	7,391	$	55,000
Dividends or Distributions Reinvested	34	$	266	15	$	114
Redeemed	(1,611)	$	(12,595)	(0)	$	(0)
Net Increase (Decrease)	(1,577)	$	(12,329)	7,406	$	55,114
Class T						
Sold	4,604	$	36,727	2,530	$	19,657
Dividends or Distributions Reinvested	11	$	87	1	$	11
Redeemed	(3,776)	$	(30,358)	(0)	$	(0)
Net Increase	839	$	6,456	2,531	$	19,668

5. Investment Transactions

For the six months ended June 30, 2004, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $65,119,267 and $70,566,468, respectively. Purchases and sales of long-term U.S. government obligations were $3,694,848 and $1,974,958, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.



Dreyfus Founders Balanced Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Proxy Voting Information
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-BAL-04

SEMIANNUAL REPORT

Dreyfus Founders Discovery Fund

Investment Update
June 30, 2004

Discovery Fund is closed to new investors.
Please see the prospectus for additional information.

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS

Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Semiannual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website. To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

Management Overview





A discussion with co-portfolio managers Bradley C. Orr, CFA, left, and James (J.D.) Padgett, CFA

How did the Fund perform relative to its benchmark for the six-month period ended June 30, 2004?

For the six-month period ended June 30, 2004, the Dreyfus Founders Discovery Fund underperformed its benchmark, the Russell 2000 Growth Index, which posted a total return of 5.68% for the period.

What factors affected the investing environment during the six-month period?

Market performance was relatively strong in the first quarter of 2004, as low interest rates and solid corporate profit growth extended the market rally that began in early 2003. In the second quarter, however, fears about rising interest rates and surging oil prices, in conjunction with persistent geopolitical uncertainty, lead to significant investor trepidation. During the second quarter, the Russell 2000 Growth Index experienced its deepest intra-quarter contraction since the start of the current rally, declining 12% from April 5 to May 17. However, the Index did fully recover from its May low, and closed in positive territory by a slight margin for the second quarter overall.

During the six-month period ended June 30, small-cap stocks outperformed large-cap stocks, as the Russell 1000 Growth Index

> *"For the year-to-date period, larger market capitalization stocks within the Russell 2000 Growth Index outperformed their smaller peers, and the stocks of money-losing companies in the Index underperformed stocks of more profitable companies."*

The Russell 1000 Growth Index is an unmanaged index that measures the performance of the common stocks of those companies among the largest 1,000 publicly traded U.S. companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund.

Performance Highlights

- The first half of 2004 saw the strong micro-cap and low quality biases that helped drive the market's advance in 2003 begin to subside.
- The portfolio consisted of 107 stocks at the end of April, down from 119 at the beginning of the year, and that number was further reduced to 93 stocks as of the end of June.
- The Fund benefited from a significantly underweight position and strong stock selection in the lagging financials sector.
- Stock selection in the telecommunication services sector was also a positive contributor to the Fund's relative performance.
- The Fund's holdings in the healthcare sector underperformed as a group for the period.
- Although relative weightings in the consumer staples, industrials and information technology sectors proved to be positive during the period, poor stock selection within these sectors counteracted the gains earned through sector allocation.

increased 2.74% and the Standard & Poor's 500 Index increased 3.44%, both lagging the 5.68% return of the Russell 2000 Growth Index. In addition, value stocks outperformed growth stocks, as was illustrated by the strong advance of the Russell 2000 Value Index—up 7.83% over the same six-month period.

The first half of 2004 also saw the strong micro-cap and low quality biases that helped drive the market's advance in 2003 begin to subside. Hence, for the year-to-date period, larger market capitalization stocks within the Russell 2000 Growth Index outperformed their smaller peers, and the stocks of money-losing companies in the Index underperformed stocks of more profitable companies.

Messrs. Orr and Padgett, what changes did you make to the portfolio after assuming management responsibilities in April?

Despite the portfolio management transition, the investment philosophy of our team remains largely unchanged. We will continue to utilize our bottom-up research process to uncover companies we believe are capable of posting strong future earnings growth and that are valued attractively relative to their potential growth rates and peer groups.

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The Russell 2000 Value Index measures the performance of stocks of companies in the Russell 2000 Index with lower price-to-book ratios and lower forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund.

From a portfolio composition standpoint, probably the most notable change since April has been the continuing consolidation in the number of Fund holdings. Upon assuming portfolio management responsibilities for the Fund, we worked to reduce the number of positions held, thereby more tightly focusing our analytical efforts. The portfolio consisted of 107 stocks at the end of April, down from 119 at the beginning of the year, and that number was further reduced to 93 stocks as of the end of June. Many smaller positions, which can sometimes require disproportionate attention, were liquidated and the proceeds were used to increase position sizes in the stocks where our enthusiasm level was the highest. That said, the total percentage of the portfolio invested across the top 10 holdings has not changed dramatically from the 18% range since April.

What management decisions positively impacted Fund performance during the period?

The Fund benefited from a significantly underweight position and strong stock selection in the lagging financials sector.

Stock selection in the telecommunication services sector was also a positive contributor to the Fund's relative performance. **Ptek Holdings, Inc.**, a provider of conferencing and messaging services, was primarily responsible for the outperformance in this sector, after the company reported strong first quarter results and raised its guidance based on new product introductions and a re-acceleration in the growth rate for its legacy product lines.

Largest Equity Holdings (ticker symbol)

1.	Fairmont Hotels & Resorts, Inc. (FHR)	2.13%
2.	Ptek Holdings, Inc. (PTEK)	2.04%
3.	Insight Enterprises, Inc. (NSIT)	1.92%
4.	SFBC International, Inc. (SFCC)	1.91%
5.	Altiris, Inc. (ATRS)	1.86%
6.	National-Oilwell, Inc. (NOI)	1.76%
7.	Polycom, Inc. (PLCM)	1.75%
8.	Medicis Pharmaceutical Corporation Class A (MRX)	1.73%
9.	Hughes Supply, Inc. (HUG)	1.72%
10.	Choice Hotels International, Inc. (CHH)	1.69%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Discovery Fund-Class F
Russell 2000 Growth Index
$31,432
$19,961
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 6/30/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell 2000 Index is a widely recognized, unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies. The Russell 2000 Growth Index measures the performance of stocks of companies in the Russell 2000 Index with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

While the Fund was slightly underweight in the energy sector, which had a modest negative effect on relative performance during the six-month period, this was more than offset by positive stock selection within the sector. Holdings such as oilfield services company **National-Oilwell, Inc.** appreciated over the period due in part to increased contracting activity in many of the company's international markets. **Quicksilver Resources, Inc.**, an exploration and production company focused on unconventional reservoirs such as coal-bed methane, also appreciated as the company continued to demonstrate successful development of its unique opportunities.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	(1.59%)	20.15%	—	—	(8.25%)
Without sales charge	4.42%	27.47%	—	—	(7.03%)
Class B Shares (12/31/99)					
With redemption*	(0.02%)	22.24%	—	—	(8.23%)
Without redemption	3.98%	26.24%	—	—	(7.85%)
Class C Shares (12/31/99)					
With redemption**	2.98%	25.28%	—	—	(7.83%)
Without redemption	3.98%	26.28%	—	—	(7.83%)
Class F Shares (12/29/89)	4.46%	27.48%	2.06%	12.13%	13.36%
Class R Shares (12/31/99)	4.60%	27.87%	—	—	(6.78%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	(0.41%)	21.31%	—	—	(8.39%)
Without sales charge	4.27%	27.04%	—	—	(7.45%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investing such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

The Fund's holdings in the healthcare sector underperformed as a group for the period; however, some sector holdings such as **SFBC International, Inc.** and **Fisher Scientific International, Inc.** proved to be standout performers for the Fund. SFBC, a contract research organization for the pharmaceutical industry, benefited from the continued strong pace of drug development activity in the industry. Fisher Scientific, a supplier of clinical laboratory equipment, posted strong gains as it announced a large acquisition that was viewed as a good strategic fit.

Other notable positive contributors to the Fund's relative performance included hotel franchiser **Choice Hotels International, Inc.** and musical instrument retailer **Guitar Center, Inc.** Choice Hotels appreciated along with the recovery in occupancy rates in the lodging industry, which led to better-than-expected operating performance. Guitar Center posted robust same-store sales growth in the first quarter, which pushed earnings estimates significantly higher.

What management decisions hindered Fund performance during the period?

Poor individual performers in the consumer discretionary sector were a drag on Fund performance during the six-month period, including such names as **Performance Food Group Company**. The company was negatively impacted by higher costs and lower productivity associated with new product rollouts. In addition, middle-market radio station operator **Cumulus Media, Inc.** was hurt by investor fears that advertising dollars are migrating away from traditional channels, such as radio, to Internet-based venues.


Portfolio Composition
23.63% Information Technology
22.63% Consumer Discretionary
20.86% Healthcare
18.33% Industrials
3.94% Energy
2.32% Financials
2.05% Consumer Staples
2.04% Telecommunications Services
1.34% Materials
2.86% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Negative contributors in the healthcare sector included pharmaceutical issue **Taro Pharmaceuticals Industries Limited**, hospice care provider Odyssey HealthCare, Inc., and **Select Medical Corporation**, an operator of long-term acute care hospitals. Taro Pharmaceuticals reported disappointing first quarter results due to both lower-than-expected revenue from new over-the-counter products as well as higher costs to market those products. Odyssey declined in the first quarter after reporting disappointing results and giving forward guidance that fell short of analyst expectations. Select Medical was surprised by a potentially negative regulatory proposal from an important standards body.

Although the Fund's relative weightings in the consumer staples, industrials and information technology sectors proved to be positive during the period, poor stock selection within these sectors counteracted the gains earned through sector allocation. Within the industrials sector, KVH Industries, Inc., a manufacturer of digital defense navigation products and consumer communication satellite tracking technology, fell significantly in the first quarter after disclosing delays in closing a large defense order as well as a slower than previously expected ramp up in a new consumer-related product. Within the information technology sector, Fairchild Semiconductor Corporation declined based on growing investor concern that the semiconductor cycle was beginning to reach its peak.

Our strategy for the Fund remains consistent. We will continue to emphasize companies that we think have higher quality characteristics such as sustainable earnings growth, reasonable valuations and effective management teams. We are satisfied with the progress we have made in keeping the Fund relatively fully invested while at the same time consolidating the number of holdings. We believe that a more tightly focused analytical effort may benefit our research process. We are both pleased to be managing the Dreyfus Founders Discovery Fund, and will work hard to earn the trust of the Fund's shareholders.

Bradley C. Orr, CFA	James (J.D.) Padgett, CFA
Co-Portfolio Manager	Co-Portfolio Manager

STATEMENT OF INVESTMENTS

June 30, 2004 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—90.5%		
Air Freight & Logistics—1.6%		
174,200	Forward Air Corporation*	$ 6,515,071
337,270	Pacer International, Inc.*	6,239,495
		12,754,566
Alternative Carriers—2.0%		
1,380,945	Ptek Holdings, Inc.*	15,922,296
Apparel Retail—1.6%		
260,375	Aeropostale, Inc.*	7,006,691
262,475	Hot Topic, Inc.*	5,378,113
		12,384,804
Application Software—3.1%		
527,380	Altiris, Inc.*	14,560,962
104,050	Ansys, Inc.*	4,890,350
428,725	Concur Technologies, Inc.*	4,587,358
		24,038,670
Broadcasting & Cable TV—1.1%		
529,525	Cumulus Media, Inc.*	8,901,315
Building Products—1.5%		
301,405	Trex Company, Inc.*	11,378,039
Casinos & Gaming—2.3%		
215,375	GTECH Holdings Corporation	9,974,016
170,025	Station Casinos, Inc.	8,229,210
		18,203,226
Communications Equipment—5.3%		
227,225	Avocent Corporation*	8,348,247
144,195	Harris Corporation	7,317,896
612,400	Polycom, Inc.*	13,723,884
976,180	Powerwave Technologies, Inc.*	7,516,586
1,551,309	Stratex Networks, Inc.*	4,576,362
		41,482,975
Construction, Farm Machinery & Heavy Trucks—0.7%		
285,450	Wabtec Corporation	5,149,518
Diversified Commercial Services—2.6%		
183,485	Asset Acceptance Capital Corporation*	3,119,245
328,750	Corinthian Colleges, Inc.*	8,133,275
281,810	Education Management Corporation*	9,260,277
		20,512,797
Electrical Components & Equipment—1.4%		
249,375	AMETEK, Inc.	7,705,688
329,825	Artesyn Technologies, Inc.*	2,968,425
		10,674,113
Electronic Equipment Manufacturers—0.8%		
444,610	Aeroflex, Inc.*	6,371,261

Shares		Market Value
Electronic Manufacturing Services—1.3%		
399,375	RadiSys Corporation*	$ 7,416,394
221,450	TTM Technologies, Inc.*	2,624,183
		10,040,577
Employment Services—1.5%		
440,040	Gevity HR, Inc.	11,524,648
Environmental Services—1.1%		
163,615	Stericycle, Inc.*	8,465,440
Food Distributors—0.7%		
211,900	Performance Food Group Company*	5,623,826
General Merchandise Stores—1.0%		
279,060	Tuesday Morning Corporation*	8,092,740
Healthcare Distributors—2.3%		
226,375	Fisher Scientific International, Inc.*	13,073,156
80,736	Henry Schein, Inc.*	5,097,671
		18,170,827
Healthcare Equipment—1.6%		
256,200	I-Flow Corporation*	3,038,532
262,255	Integra LifeSciences Holdings*	9,249,734
		12,288,266
Healthcare Facilities—1.5%		
862,555	Select Medical Corporation	11,575,488
Healthcare Services—2.8%		
245,400	eResearch Technology, Inc.*	6,871,200
477,502	SFBC International, Inc.*	14,960,138
		21,831,338
Healthcare Supplies—0.7%		
343,005	Merit Medical Systems, Inc.*	5,464,070
Home Entertainment Software—1.4%		
499,155	Sonic Solutions*	10,607,044
Hotels, Resorts & Cruise Lines—3.0%		
263,625	Choice Hotels International, Inc.	13,223,430
320,110	Gaylord Entertainment Company*	10,048,253
		23,271,683
Industrial Machinery—1.2%		
235,950	Actuant Corporation*	9,199,691
Internet Software & Services—1.2%		
833,475	Digitas, Inc.*	9,193,229
IT Consulting & Other Services—1.0%		
369,745	CIBER, Inc.*	3,039,304
624,920	Lionbridge Technologies, Inc.*	4,780,638
		7,819,942

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Leisure Facilities—1.2%		
441,125	Life Time Fitness, Inc.*	$ 9,263,625
Leisure Products—2.3%		
632,992	Marvel Enterprises, Inc.*	12,356,004
117,700	Polaris Industries, Inc.	5,649,600
		18,005,604
Managed Healthcare—1.1%		
180,325	Amerigroup Corporation*	8,871,990
Office Services & Supplies—0.8%		
222,300	Herman Miller, Inc.	6,433,362
Oil & Gas Equipment & Services—3.0%		
53,625	Carbo Ceramics, Inc.	3,659,906
437,595	National-Oilwell, Inc.*	13,779,867
635,225	Superior Energy Services, Inc.*	6,384,011
		23,823,784
Oil & Gas Exploration & Production—0.9%		
104,800	Quicksilver Resources, Inc.*	7,028,936
Pharmaceuticals—8.4%		
281,775	Andrx Corporation*	7,869,976
577,955	Impax Laboratories, Inc.*	11,200,768
338,627	Medicis Pharmaceutical Corporation Class A	13,528,149
395,890	MGI Pharma, Inc.*	10,692,989
365,500	Salix Pharmaceuticals Limited*	12,043,225
239,200	Taro Pharmaceutical Industries Limited*	10,405,200
		65,740,307
Publishing—1.0%		
126,820	Getty Images, Inc.*	7,609,200
Regional Banks—0.8%		
136,990	Southwest Bancorporation of Texas, Inc.	6,043,999
Restaurants—2.8%		
392,137	Rare Hospitality International, Inc.*	9,764,211
208,694	Red Robin Gourmet Burgers, Inc.*	5,711,955
236,910	Ruby Tuesday, Inc.	6,503,180
		21,979,346
Semiconductor Equipment—2.3%		
498,795	Brooks Automation, Inc.*	10,050,719
717,630	Entegris, Inc.*	8,302,979
		18,353,698
Semiconductors—4.0%		
328,525	Actel Corporation*	6,077,713
228,970	OmniVision Technologies, Inc.*	3,652,072
530,475	Semtech Corporation*	12,487,382
302,415	Sigmatel, Inc.*	8,788,180
		31,005,347

Shares		Market Value
Specialty Chemicals—0.9%		
145,600	Valspar Corporation	$ 7,344,064
Specialty Stores—4.2%		
205,955	Advance Auto Parts, Inc.*	9,099,092
293,350	Guitar Center, Inc.*	13,045,275
325,625	PETCO Animal Supplies, Inc.*	10,488,381
		32,632,748
Steel—0.4%		
298,400	Graftech International Limited*	3,121,264
Systems Software—1.4%		
433,025	Macrovision Corporation*	10,838,616
Technology Distributors—1.9%		
847,561	Insight Enterprises, Inc.*	15,052,683
Thrifts & Mortgage Finance—1.5%		
351,850	BankAtlantic Bancorp, Inc.	6,491,633
401,725	NewAlliance Bancshares, Inc.*	5,608,081
		12,099,714
Trading Companies & Distributors—2.7%		
130,895	Fastenal Company	7,438,763
228,850	Hughes Supply, Inc.	13,486,131
		20,924,894
Trucking—2.6%		
184,450	J.B. Hunt Transport Services, Inc.	7,116,081
177,150	Knight Transportation, Inc.*	5,089,520
277,945	Overnite Corporation	8,171,583
		20,377,184
Total Common Stocks (Domestic) (Cost—$624,836,480)		707,492,754
Common Stocks (Foreign)—6.7%		
Air Freight & Logistics—0.8%		
114,040	UTI Worldwide, Inc. (VI)	6,008,768
Biotechnology—0.7%		
286,375	QLT, Inc. (CA)*	5,733,228
Healthcare Equipment—1.1%		
163,200	ResMed, Inc. (AU)*	8,316,672
Hotels, Resorts & Cruise Lines—2.1%		
619,435	Fairmont Hotels & Resorts, Inc. (CA)	16,693,773
Pharmaceuticals—0.7%		
256,240	Angiotech Pharmaceuticals, Inc. (CA)*	5,163,236
Soft Drinks—1.3%		
321,400	Cott Corporation (CA)*	10,413,360
Total Common Stocks (Foreign) (Cost—$46,099,638)		52,329,037

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Units		*Market Value*
Rights and Warrants—0.0%		
Commercial Printing—0.0%		
2,368	American Banknote Corporation Warrants, expire 2007*	$ 0
2,368	American Banknote Corporation Warrants, expire 2007*	2
		2
Total Rights and Warrants (Cost—$0)		2

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—5.0%		
Other Diversified Financial Services—5.0%		
$10,000,000	American Express Company 1.25% 7/2/04	$ 9,999,653
29,300,000	Merrill Lynch & Company 1.45% 7/1/04	29,300,000
		39,299,653
Total Corporate Short-Term Notes (Amortized Cost—$39,299,653)		39,299,653
Total Investments—102.2% (Total Cost—$710,235,771)		799,121,446
Other Assets and Liabilities—(2.2%)		(17,254,611)
Net Assets—100.0%		$781,866,835

Notes to Statement of Investments

* *Non-income producing.*
AU - Australia
CA - Canada
VI - Virgin Islands

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 710,235,771
Investment securities, at market	799,121,446
Cash	1,980,581
Receivables:	
Investment securities sold	7,819,970
Capital shares sold	460,683
Dividends	76,131
Other	46,698
Total Assets	809,505,509

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	25,805,768
Capital shares redeemed	653,020
Advisory fees	524,546
Shareholder servicing fees	60,208
Accounting fees	33,487
Distribution fees	256,403
Transfer agency fees	64,679
Custodian fees	2,445
Other	238,118
Total Liabilities	27,638,674
Net Assets	$ 781,866,835

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 1,088,968,202
Accumulated net investment loss	(4,767,042)
Accumulated net realized loss from security transactions	(391,220,000)
Net unrealized appreciation on investments	88,885,675
Total	$ 781,866,835

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2004 *(unaudited) (continued)*

Class A		
Net Assets	$	73,066,766
Shares Outstanding		2,686,984
Net Asset Value, Redemption Price Per Share	$	27.19
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	28.85
Class B		
Net Assets	$	20,074,697
Shares Outstanding		768,540
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	26.12
Class C		
Net Assets	$	7,354,946
Shares Outstanding		281,387
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	26.14
Class F		
Net Assets	$	605,012,278
Shares Outstanding		22,295,331
Net Asset Value, Offering and Redemption Price Per Share	$	27.14
Class R		
Net Assets	$	74,704,931
Shares Outstanding		2,713,369
Net Asset Value, Offering and Redemption Price Per Share	$	27.53
Class T		
Net Assets	$	1,653,217
Shares Outstanding		62,053
Net Asset Value, Redemption Price Per Share	$	26.64
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	27.90

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 773,331
Interest	94,817
Foreign taxes withheld	(6,103)
Total Investment Income	862,045
Expenses	
Advisory fees—Note 2	3,323,794
Shareholder servicing fees—Note 2	322,355
Accounting fees—Note 2	211,243
Distribution fees—Note 2	828,059
Transfer agency fees—Note 2	493,371
Registration fees	45,333
Postage and mailing expenses	43,905
Custodian fees and expenses—Note 2	8,279
Printing expenses	39,415
Legal and audit fees	54,020
Directors' fees and expenses—Note 2	72,723
Other expenses	93,176
Total Expenses	5,535,673
Earnings Credits	(4,887)
Reimbursed/Waived Expenses	(879)
Net Expenses	5,529,907
Net Investment Loss	(4,667,862)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain on Security Transactions	73,421,873
Net Change in Unrealized Appreciation/Depreciation of Investments	(34,342,644)
Net Realized and Unrealized Gain	39,079,229
Net Increase in Net Assets Resulting from Operations	$ 34,411,367

See notes to financial statements.

Statements of Changes in Net Assets
(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (4,667,862)	$ (9,085,288)
Net Realized Gain on Security Transactions	73,421,873	13,930,958
Net Change in Unrealized Appreciation/Depreciation of Investments	(34,342,644)	218,611,635
Net Increase in Net Assets Resulting from Operations	34,411,367	223,457,305
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(9,586,224)	(9,822,554)
Class B	(1,752,190)	(3,591,234)
Class C	(1,309,613)	(1,821,877)
Class F	(60,913,710)	(36,105,693)
Class R	6,330,348	5,799,244
Class T	(212,368)	68,669
Net Decrease from Capital Share Transactions	(67,443,757)	(45,473,445)
Net Increase (Decrease) in Net Assets	(33,032,390)	177,983,860
Net Assets		
Beginning of period	$ 814,899,225	$ 636,915,365
End of period	$ 781,866,835	$ 814,899,225
Accumulated Net Investment Loss	$ (4,767,042)	$ (99,180)

See notes to financial statements.

Financial Highlights
(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$26.04	$19.09	$28.50	$34.79	$40.88
Income from investment operations:					
Net investment loss	(0.15)†	(0.36)	(0.31)	(0.17)	(0.03)
Net realized and unrealized gains (losses) on securities	1.30	7.31	(9.10)	(6.02)	(3.45)
Total from investment operations	1.15	6.95	(9.41)	(6.19)	(3.48)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period	$27.19	$26.04	$19.09	$28.50	$34.79
Total Return*	4.42%	36.41%	(33.02%)	(17.78%)	(8.18%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$73,067	$79,630	$67,184	$117,773	$131,298
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.35%**	1.50%	1.35%	1.19%	1.24%
Expenses with reimbursements and earnings credits	1.35%**	1.50%	1.35%	1.18%	1.20%
Net investment loss	(1.13%)**	(1.25%)	(1.08%)	(0.58%)	(0.21%)
Portfolio turnover rate@	104%	130%	128%	110%	108%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$25.12	$18.60	$28.03	$34.49	$40.88
Income from investment operations:					
Net investment loss	(0.26)†	(0.81)	(0.69)	(0.45)	(0.21)
Net realized and unrealized gains (losses) on securities	1.26	7.33	(8.74)	(5.91)	(3.57)
Total from investment operations	1.00	6.52	(9.43)	(6.36)	(3.78)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period	$26.12	$25.12	$18.60	$28.03	$34.49
Total Return*	3.98%	35.05%	(33.64%)	(18.43%)	(8.92%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$20,075	$21,009	$18,804	$35,845	$50,883
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.24%**	2.56%	2.26%	1.97%	1.97%
Expenses with reimbursements and earnings credits	2.24%**	2.56%	2.26%	1.96%	1.94%
Net investment loss	(2.03%)**	(2.31%)	(1.98%)	(1.35%)	(1.02%)
Portfolio turnover rate@	104%	130%	128%	110%	108%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$25.14	$18.60	$28.05	$34.51	$40.88
Income from investment operations:					
Net investment loss	(0.26)†	(0.94)	(0.86)	(0.48)	(0.19)
Net realized and unrealized gains (losses) on securities	1.26	7.48	(8.59)	(5.88)	(3.57)
Total from investment operations	1.00	6.54	(9.45)	(6.36)	(3.76)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period	$26.14	$25.14	$18.60	$28.05	$34.51
Total Return*	3.98%	35.16%	(33.69%)	(18.42%)	(8.87%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$7,355	$8,352	$7,794	$17,031	$25,275
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.23%**	2.52%	2.27%	1.98%	1.97%
Expenses with reimbursements and earnings credits	2.23%**	2.52%	2.26%	1.96%	1.94%
Net investment loss	(2.02%)**	(2.28%)	(1.99%)	(1.36%)	(1.01%)
Portfolio turnover rate@	104%	130%	128%	110%	108%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	2003	2002	Year ended December 31, 2001	2000	1999
Class F Shares						
Per Share Operating Data						
Net Asset Value, beginning of period	$25.98	$19.04	$28.45	$34.74	$40.86	$24.37
Income from investment operations:						
Net investment loss	(0.15)†	(0.35)	(0.36)	(0.20)	(0.07)	(0.08)
Net realized and unrealized gains (losses) on securities	1.31	7.29	(9.05)	(5.99)	(3.44)	22.72
Total from investment operations	1.16	6.94	(9.41)	(6.19)	(3.51)	22.64
Less dividends and distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)	(6.15)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)	(6.15)
Net Asset Value, end of period	$27.14	$25.98	$19.04	$28.45	$34.74	$40.86
Total Return	4.46%	36.45%	(33.08%)	(17.81%)	(8.26%)	94.59%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$605,012	$638,880	$498,970	$847,330	$1,066,003	$806,152
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.37%**	1.53%	1.41%	1.25%	1.28%	1.46%
Expenses with reimbursements and earnings credits	1.36%**	1.53%	1.40%	1.24%	1.25%	1.45%
Net investment loss	(1.15%)**	(1.29%)	(1.13%)	(0.64%)	(0.46%)	(0.96%)
Portfolio turnover rate@	104%	130%	128%	110%	108%	157%

† *Computed using average shares outstanding throughout the period.*

** *Annualized.*

Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$26.32	$19.23	$28.64	$34.87	$40.88
Income from investment operations:					
Net investment income (loss)	(0.12)†	(0.17)	(0.18)	(0.08)	0.00+
Net realized and unrealized gains (losses) on securities	1.33	7.26	(9.23)	(6.05)	(3.40)
Total from investment operations	1.21	7.09	(9.41)	(6.13)	(3.40)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period	$27.53	$26.32	$19.23	$28.64	$34.87
Total Return	4.60%	36.87%	(32.86%)	(17.57%)	(7.98%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$74,705	$65,240	$42,872	$61,163	$4,693
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.08%**	1.21%	1.10%	0.95%	0.96%
Expenses with reimbursements and earnings credits	1.08%**	1.21%	1.10%	0.94%	0.93%
Net investment income (loss)	(0.86%)**	(0.96%)	(0.82%)	(0.38%)	0.01%
Portfolio turnover rate@	104%	130%	128%	110%	108%

\+ *Net investment income for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.*
† *Computed using average shares outstanding throughout the period.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$25.55	$18.79	$28.24	$34.69	$40.88
Income from investment operations:					
Net investment loss	(0.19)†	(0.31)	(0.54)	(0.33)	(0.09)
Net realized and unrealized gains (losses) on securities	1.28	7.07	(8.91)	(6.02)	(3.49)
Total from investment operations	1.09	6.76	(9.45)	(6.35)	(3.58)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period	$26.64	$25.55	$18.79	$28.24	$34.69
Total Return*	4.27%	35.98%	(33.46%)	(18.30%)	(8.43%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,653	$1,788	$1,291	$2,341	$1,908
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.66%**	1.91%	2.06%	1.83%	1.48%
Expenses with reimbursements and earnings credits	1.66%**	1.90%	2.06%	1.82%	1.44%
Net investment loss	(1.44%)**	(1.66%)	(1.79%)	(1.24%)	(0.50%)
Portfolio turnover rate@	104%	130%	128%	110%	108%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Notes to Financial Statements

June 30, 2004 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Discovery Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations**—**A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $189,328 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees incurred by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $81,232 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees incurred by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$16,896
Class B	$19,699
Class C	$7,047
Class R	$8,618
Class T	$908

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $718,714 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$95,134
Class B	$77,638	$25,879
Class C	$29,540	$9,847
Class T	$2,167	$2,167

During the six months ended June 30, 2004, DSC retained $1,052 and $4 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $35,705 and $859 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $879. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$455,702,028
Federal Tax Cost	$713,989,331
Gross Tax Appreciation of Investments	$136,106,325
Gross Tax Depreciation of Investments	$(50,974,210)
Net Tax Appreciation	$ 85,132,115

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	436,031	$ 11,869,659	1,201,496	$ 27,097,339
Redeemed	(807,416)	$ (21,455,883)	(1,662,688)	$ (36,919,893)
Net Decrease	(371,385)	$ (9,586,224)	(461,192)	$ (9,822,554)
Class B				
Sold	3,770	$ 96,811	10,129	$ 212,967
Redeemed	(71,567)	$ (1,849,001)	(184,783)	$ (3,804,201)
Net Decrease	(67,797)	$ (1,752,190)	(174,654)	$ (3,591,234)
Class C				
Sold	3,972	$ 102,599	21,413	$ 428,341
Redeemed	(54,879)	$ (1,412,212)	(108,035)	$ (2,250,218)
Net Decrease	(50,907)	$ (1,309,613)	(86,622)	$ (1,821,877)
Class F				
Sold	2,369,039	$ 63,952,977	5,367,437	$ 117,439,063
Redeemed	(4,661,054)	$(124,866,687)	(6,981,197)	$(153,544,756)
Net Decrease	(2,292,015)	$ (60,913,710)	(1,613,760)	$ (36,105,693)
Class R				
Sold	438,650	$ 11,818,112	500,330	$ 11,153,199
Redeemed	(203,547)	$ (5,487,764)	(251,484)	$ (5,353,955)
Net Increase	235,103	$ 6,330,348	248,846	$ 5,799,244
Class T				
Sold	8,690	$ 227,469	18,394	$ 420,952
Redeemed	(16,610)	$ (439,837)	(17,137)	$ (352,283)
Net Increase (Decrease)	(7,920)	$ (212,368)	1,257	$ 68,669

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $352,745,594 and $429,031,390, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004 the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.





Dreyfus Founders Discovery Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-DIS-04

SEMIANNUAL REPORT

Dreyfus Founders Government Securities Fund

Dreyfus Founders Money Market Fund

Investment Update
June 30, 2004

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report



Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Semiannual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website. To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Funds reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

*This report includes financial information for the Money Market Fund as of June 30, 2004, but does not include a discussion of Fund performance.

The views expressed herein are current to the date of this report. The views and the composition of the Funds' portfolios are subject to change at any time based on market and other conditions. The amounts of the Funds' holdings as of June 30, 2004 are included in the Statements of Investments.

Government Securities Fund Management Overview



A discussion with portfolio manager Margaret Danuser

How did the Fund perform relative to its benchmark for the six-month period ended June 30, 2004?

For the six-month period ended June 30, 2004, Dreyfus Founders Government Securities Fund fell 0.21%, underperforming its benchmark, the Lehman Brothers U.S. Government Composite Index, which returned -0.12%.

What bond market dynamics affected the Fund during the six-month period?

The first quarter of the year saw bond yields fall despite signs of improving economic fundamentals. The Treasury markets rallied as the labor market continued to lag, with few new jobs added during the first quarter. Other factors influencing the first quarter rally included Japanese currency intervention policies, an accommodative and patient Federal Reserve, and the March 11 terrorist attack in Spain.

The bond market, and Treasuries in particular, had a strong first quarter with the Lehman Brothers Aggregate Bond Index gaining 2.65%. Yields fell across the curve with this positive price performance, and the two- to 10-year yield curve flattened to 2.26% at the end of the first quarter, down from 2.43% at 2003's year-end. This flattening of the yield curve was primarily due to

> *"The Treasury market suffered its worst performance in almost 25 years with a dramatic rise in interest rates during the period."*

The Lehman Brothers Aggregate Bond Index is comprised of the Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and Asset-Backed Securities Index, including securities that are of investment-grade quality or better, have at least one year to maturity, and have an outstanding par value of at least $100 million. The total return figures cited for this index do not reflect the costs of managing a mutual fund.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$30,000
$20,000
$10,000
$0
Dreyfus Founders Government Securities Fund-Class F
Lehman Brothers U.S. Government Composite Index
$19,968
$17,078
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Government Securities Fund on 6/30/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers.

The Lehman Brothers U.S. Government Composite Index reflects the performance of public obligations of the U.S. Treasury with a remaining maturity of one year or more and publicly issued debt of U.S. Government agencies and quasi-federal corporations. The total return figures cited for this index do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class F Shares Inception Date	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
3/1/88	(0.21%)	(1.70%)	5.68%	5.50%	5.95%

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes.

†Total return is not annualized.

longer-dated Treasuries gaining more than shorter-dated Treasuries, as the 10-year Treasury bond had its largest quarterly advance since 2002. Treasuries outperformed the largest sectors of the credit markets, both the mortgage-backed securities market and the high-grade corporate bond sector. Agency and supranational securities slightly outperformed Treasuries during the first quarter of 2004.

However, the bond market reversed course during the second quarter and the Treasury market suffered its worst performance in almost 25 years with a dramatic rise in interest rates during the period. The yield on the two-year Treasury rose 1.10% during the second quarter, while the 10-year Treasury yield rose 0.75%.

Second quarter fixed-income markets were influenced by stronger economic data and speculation that the Federal Reserve would soon reverse its accommodative monetary policy by raising short-term interest rates. Bond yields rose across the yield curve in anticipation of the Federal Reserve's move. When the interest rates were raised 25 basis points on June 30, the first time in four years, the bond market rallied in relief.

What management decisions most impacted Fund performance during the period?

The Fund performed admirably during the first quarter as interest rates fell. The Fund's exposure to the Treasury Inflation-Protected Securities (TIPS) market and lack of concentrated holdings in the mortgage market boosted performance as TIPS performed well while mortgages lagged. However, an underweight position in mortgage holdings hurt the Fund during the second quarter of 2004, as mortgages only fell 1.13% compared to the -2.97% and -3.13% returns for the Lehman Brothers U.S. Government Composite and U.S. Treasury Composite Indices respectively. Higher interest rates slowed mortgage prepayments, boosting mortgage performance. In addition, TIPS fell 3.11%[1] during the second quarter.

The Fund reduced its exposure to longer-dated maturities throughout the first half of 2004 as longer-dated issues underperformed shorter-duration securities during the period. The Fund's duration fell slightly from 3.08 years on December 31, 2003 to 3.06 years on June 30, 2004. The Fund added fixed-rate mortgage exposure during the latter part of the second quarter.

The Fund held a slightly overweight relative position in high-grade corporate bonds during the period. Corporates outperformed Treasuries during the first quarter, as the Lehman Brothers Corporate Bond Index returned 3.27% compared to the Lehman Brothers U.S. Treasury Composite Index, which returned 3.06%. Spreads remained stable and the short end of the corporate sector outperformed the long end. However, an overweight position in the corporate sector proved detrimental as spreads widened slightly during the second half of the period.

In conclusion, we will closely monitor our exposure to the yield curve and continue to monitor our securities positions. We will continue to seek investment opportunities among high-quality bonds all along the yield curve.

Margaret R. Danuser

Margaret Danuser
Portfolio Manager

---

[1]Source: Merrill Lynch U.S. Treasury Inflation Linked Index

The Lehman Brothers Corporate Bond Index includes all publicly issued, fixed-rate, non-convertible, dollar-denominated, SEC-registered, investment-grade corporate debt. The Lehman Brothers U.S. Treasury Composite Index is composed of all public obligations of the U.S. Treasury, excluding certain securities, that have at least one year to maturity and an outstanding par value of at least $100 million. The total return figures cited for these indexes do not reflect the costs of managing a mutual fund.

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Government Securities Fund
Statement of Investments

June 30, 2004 *(unaudited)*

Principal Amount		*Market Value*
U.S. Government Obligations—83.3%		
Agency Pass Through—3.4%		
$ 344,947	U.S. Small Business Administration Series 10-A 6.64% 2/1/11	$ 366,048
Government Sponsored Enterprises—49.2%		
	Federal Home Loan Bank:	
150,000	5.40% 10/25/06	157,329
495,000	5.625% 2/15/08	525,992
355,000	7.125% 2/15/05	366,566
	Federal National Mortgage Association:	
300,000	1.05% 9/15/04 Discount Note	299,160
400,000	5.36% 11/29/11 Callable 11/29/04	403,072
150,000	5.75% 2/15/08	159,839
300,000	6.00% 5/15/08	323,127
300,000	6.625% 10/15/07	327,123
250,000	7.125% 6/15/10	283,813
500,000	Private Export Funding Corporation 3.40% 2/15/08	493,925
	Tennessee Valley Authority:	
500,000	4.75% 8/1/13	487,860
500,000	5.375% 11/13/08	526,395
350,000	7.125% 5/1/30	406,746
500,000	U.S. Department of Housing & Urban Development 2.97% 8/1/07	491,555
		5,252,502
Mortgage-Backed Securities: FHLMC/FNMA/Sponsored—1.8%		
29,022	Federal Home Loan Mortgage Corporation 7.50% 11/1/29 Pool #C32819	31,277
	Federal National Mortgage Association:	
62,635	6.50% 10/1/31 Pool #596063	65,319
84,342	7.00% 3/1/12 Pool #373543	89,605
		186,201
Mortgage-Backed Securities: GNMA/Guaranteed—3.4%		
	Government National Mortgage Association:	
196,101	6.00% 1/15/33 Pool #563709	201,296
156,549	6.50% 5/15/26 Pool #417388	164,480
		365,776
U.S. Treasury Notes—25.5%		
	U.S. Treasury Inflation Index Note:	
238,199	3.375% 1/15/12	263,925
432,024	3.50% 1/15/11	479,736
229,244	3.875% 1/15/09	255,598
	U.S. Treasury Note:	
400,000	6.00% 8/15/09	439,548
500,000	6.25% 2/15/07	540,315
500,000	6.50% 8/15/05	523,945
200,000	7.00% 7/15/06	216,696
		2,719,763

See notes to statement of investments.

Principal Amount		*Market Value*
Total U.S. Government Obligations (Cost—$8,653,981)		$ 8,890,290
Government Bonds (Foreign)—4.5%		
CAD 305,000	Province of Quebec 6.50% 12/1/05 (CA)	238,081
CAD 305,000	Province of Saskatchewan 6.00% 6/1/06 (CA)	238,466
Total Government Bonds (Foreign) (Cost—$407,387)		476,547
Supranational Obligations—1.9%		
$ 200,000	International Bank for Reconstruction & Development 4.00% 1/10/05	202,368
Total Supranational Obligations (Cost—$200,578)		202,368
Corporate Bonds (Domestic)—5.1%		
Diversified Commercial Services—5.1%		
500,000	Stanford University 6.16% 4/30/11	544,217
Total Corporate Bonds (Domestic) (Cost—$500,000)		544,217

Principal Amount		*Amortized Cost*
Government Sponsored Enterprise Discount Note—5.6%		
$ 600,000	Federal National Mortgage Association 1.20% 7/1/04	$ 600,000
Total Government Sponsored Enterprise Discount Note (Amortized Cost—$600,000)		600,000
Total Investments—100.4% (Total Cost—$10,361,946)		10,713,422
Other Assets and Liabilities—(0.4%)		(43,136)
Net Assets—100.0%		$10,670,286

Notes to Statement of Investments

CA - Canada

Money Market Fund
Statement of Investments
June 30, 2004 *(unaudited)*

Principal Amount		*Amoritized Cost*
U.S. Agency Discount Notes—23.7%		
$ 1,000,000	Federal Farm Credit Bureau	
	1.16% 12/13/04	$ 994,683
	Federal National Mortgage Association:	
1,805,000	1.08% 9/17/04	1,800,776
1,300,000	1.11% 7/9/04	1,299,679
950,000	1.11% 9/1/04	948,184
1,800,000	1.16% 10/6/04	1,794,374
1,000,000	1.17% 7/14/04	999,578
500,000	1.29% 12/10/04	497,098
1,000,000	1.30% 12/10/04	994,150
Total U.S. Agency Discount Notes (Amortized Cost—$9,328,522)		9,328,522
Corporate Short-Term Notes—76.3%		
Agricultural Products—1.3%		
500,000	Golden Peanut Company LLC	
	1.30% 8/20/04	499,097
Air Freight & Logistics—2.8%		
1,100,000	United Parcel Service, Inc.	
	1.01% 7/1/04	1,100,000
Automobile Manufacturers—4.1%		
1,600,000	Toyota Motor Credit Corporation	
	1.03% 7/2/04	1,599,954
Construction, Farm Machinery & Heavy Trucks—4.5%		
	Paccar Financial Corporation:	
800,000	1.24% 9/1/04	798,292
1,000,000	2.00% 2/23/05	986,833
		1,785,125
Consumer Electronics—2.5%		
1,000,000	Sharp Electronics Corporation	
	1.10% 7/1/04	1,000,000
Consumer Finance—4.3%		
1,700,000	Household Finance Corporation	
	1.09% 7/13/04	1,699,401
Distillers & Vintners—2.0%		
800,000	Diageo Capital PLC	
	1.25% 7/12/04†	799,694
Diversified Chemicals—3.1%		
1,200,000	E.I. du Pont de Nemours and Company	
	1.10% 7/8/04	1,199,743
Household Appliances—4.6%		
1,800,000	Stanley Works, Inc.	
	1.25% 7/27/04†	1,798,375
Household Products—2.8%		
1,100,000	Procter & Gamble Company	
	1.10% 7/12/04†	1,099,630

See notes to statement of investments.

Money Market Fund Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Principal Amount		*Amoritized Cost*
Industrial Conglomerates—5.1%		
	General Electric Capital Corporation:	
$ 700,000	1.10% 8/25/04	$ 698,824
1,300,000	1.29% 11/2/04	1,294,223
		1,993,047
Multi-Line Insurance—6.6%		
1,400,000	American Family Financial Services 1.05% 7/7/04	1,399,755
1,200,000	American General Finance Corporation 1.26% 7/6/04	1,199,790
		2,599,545
Other Diversified Financial Services—12.2%		
1,600,000	Morgan Stanley 1.12% 7/22/04	1,598,955
	National Rural Utilities Cooperative Finance Corporation:	
700,000	1.17% 7/8/04	699,841
1,000,000	1.20% 7/19/04	999,400
1,500,000	Verizon Network Funding 1.21% 7/20/04	1,499,042
		4,797,238
Pharmaceuticals—3.0%		
1,200,000	Eli Lilly and Company 1.40% 10/4/04†	1,195,567
Soft Drinks—3.0%		
1,200,000	PepsiCo, Inc. 1.28% 7/21/04†	1,199,147
Special Purpose Entity—14.4%		
1,800,000	Ciesco LLC 1.39% 8/30/04†	1,795,830
2,000,000	MetLife Funding 1.07% 7/14/04	1,999,226
	Nestlé Capital Corporation:	
1,000,000	1.07% 8/10/04†	998,811
900,000	1.26% 9/14/04†	897,638
		5,691,505
Total Corporate Short-Term Notes (Amortized Cost—$30,057,068)		30,057,068
Total Investments—100.0% (Total Amortized Cost—$39,385,590)		39,385,590
Other Assets and Liabilities—0.0%		14,730
Net Assets—100.0%		$39,400,320

Notes to Statement of Investments

† *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale.*

Statements of Assets and Liabilities

June 30, 2004 *(unaudited)*

	Government Securities Fund	Money Market Fund
Assets		
Investment securities, at cost	$ 10,361,946	$ 39,385,590
Investment securities, at market	10,713,422	39,385,590
Cash	49,761	114,337
Receivables:		
Capital shares sold	976	14,239
Interest	135,415	0
Other	73,634	47,694
Total Assets	10,973,208	39,561,860
Liabilities		
Payables and other accrued liabilities:		
Investment securities purchased	200,544	0
Capital shares redeemed	1,946	83,800
Advisory fees	3,043	14,826
Shareholder servicing fees	2,580	6,625
Accounting fees	242	904
Distribution fees	714	0
Transfer agency fees	888	189
Custodian fees	288	908
Other	90,795	54,084
Dividends	1,882	204
Total Liabilities	302,922	161,540
Net Assets	$ 10,670,286	$ 39,400,320
Composition of Net Assets:		
Capital (par value and paid-in surplus)	$ 10,505,264	$ 39,400,088
Undistributed net investment income (loss)	(1,143)	19,665
Accumulated net realized loss from security transactions	(185,340)	(19,433)
Net unrealized appreciation on investments and foreign currency translation	351,505	0
Total	$ 10,670,286	$ 39,400,320
Class F		
Net Assets	$ 10,670,286	$ 39,400,320
Shares Outstanding	1,083,294	39,400,320
Net Asset Value, Offering and Redemption Price Per Share	$ 9.85	$ 1.00

See notes to financial statements.

Statements of Operations

For the six months ended June 30, 2004 *(unaudited)*

	Government Securities Fund	Money Market Fund
Investment Income		
Interest	$ 248,209	$ 225,847
Total Investment Income	248,209	225,847
Expenses		
Advisory fees—Note 2	37,576	104,930
Shareholder servicing fees—Note 2	10,257	33,929
Accounting fees—Note 2	3,449	12,505
Distribution fees—Note 2	14,452	0
Transfer agency fees—Note 2	2,386	7,535
Registration fees	6,681	7,549
Postage and mailing expenses	1,439	2,242
Custodian fees and expenses—Note 2	700	1,395
Printing expenses	2,744	4,604
Legal and audit fees	765	3,501
Directors' fees and expenses—Note 2	1,316	5,441
Other expenses	2,971	8,543
Total Expenses	84,736	192,174
Earnings Credits	(354)	(427)
Reimbursed/Waived Expenses	(32,083)	(17,097)
Net Expenses	52,299	174,650
Net Investment Income	195,910	51,197
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions		
Net Realized Gain (Loss) on:		
Security Transactions	19,220	0
Foreign Currency Transactions	(364)	0
Net Realized Gain	18,856	0
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(224,605)	0
Net Realized and Unrealized Loss	(205,749)	0
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (9,839)	$ 51,197

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Government Securities Fund		Money Market Fund	
	Six months ended 6/30/04	Year ended 12/31/03	Six months ended 6/30/04	Year ended 12/31/03
Operations				
Net Investment Income	$ 195,910	$ 488,915	$ 51,197	$ 184,429
Net Realized Gain	18,856	224,498	0	0
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(224,605)	(401,425)	0	0
Net Increase (Decrease) in Net Assets Resulting from Operations	(9,839)	311,988	51,197	184,429
Dividends and Distributions to Shareholders				
From Net Investment Income				
Class F	(195,910)	(493,892)	(51,197)	(184,429)
Net Decrease from Dividends and Distributions	(195,910)	(493,892)	(51,197)	(184,429)
Capital Share Transactions				
Net Decrease from Capital Share Transactions—Note 4				
Class F	(1,932,690)	(2,327,336)	(5,693,623)	$(14,992,067)
Net Decrease in Net Assets	(2,138,439)	(2,509,240)	(5,693,623)	(14,992,067)
Net Assets				
Beginning of Period	$ 12,808,725	$ 15,317,965	$ 45,093,943	$ 60,086,010
End of Period	$ 10,670,286	$ 12,808,725	$ 39,400,320	$ 45,093,943
Undistributed Net Investment Income (Loss)	$ (1,143)	$ (1,143)	$ 19,665	$ 19,665

See notes to financial statements.

Government Securities Fund
Financial Highlights
(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares						
Per Share Operating Data						
Net Asset Value, beginning of period	$10.04	$10.18	$9.55	$9.41	$8.96	$9.74
Income from investment operations:						
Net investment income	0.17	0.34	0.38	0.45	0.47	0.42
Net realized and unrealized gains (losses) on securities	(0.19)	(0.14)	0.63	0.14	0.45	(0.78)
Total from investment operations	(0.02)	0.20	1.01	0.59	0.92	(0.36)
Less dividends and distributions:						
From net investment income	(0.17)	(0.34)	(0.38)	(0.45)	(0.47)	(0.42)
From net realized gains	0.00	0.00	0.00	0.00	0.00^	0.00
Total distributions	(0.17)	(0.34)	(0.38)	(0.45)	(0.47)	(0.42)
Net Asset Value, end of period	$9.85	$10.04	$10.18	$9.55	$9.41	$8.96
Total Return	(0.21%)	2.03%	10.86%	6.37%	10.57%	(3.77%)
Ratios/Supplemental Data						
Net assets, end of period (000s)	$10,670	$12,809	$15,318	$11,967	$10,384	$13,276
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	0.91%**	0.95%	0.93%	1.00%	1.35%	1.35%
Expenses with reimbursements and earnings credits	0.90%**	0.94%	0.92%	0.98%	1.29%	1.31%
Net investment income	3.39%**	3.36%	3.90%	4.67%	5.13%	4.47%
Portfolio turnover rate@	22%	52%	28%	73%	88%	127%

^ *Distributions from net realized gains for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.*

** *Annualized.*

Certain fees were waived by the management company or its affiliates. Had these fees not been waived, the expense ratios would have been 1.47% (2004), 1.50% (2003), 1.48% (2002), 1.50% (2001), 1.55% (2000) and 1.53% (1999).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Money Market Fund Financial Highlights

(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares						
Per Share Operating Data						
Net Asset Value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Income from investment operations:						
Net investment income	0.00+	0.00+	0.01	0.03	0.05	0.04
Net realized and unrealized gains (losses) on securities	0.00	0.00	0.00	0.00	0.00	0.00
Total from investment operations	0.00	0.00	0.01	0.03	0.05	0.04
Less dividends and distributions:						
From net investment income	0.00^	0.00^	(0.01)	(0.03)	(0.05)	(0.04)
From net realized gains	0.00	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	(0.01)	(0.03)	(0.05)	(0.04)
Net Asset Value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total Return	0.12%	0.34%	0.98%	3.40%	5.62%	4.35%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$39,400	$45,094	$60,086	$75,928	$103,953	$92,866
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	0.84%**	0.83%	0.80%	0.79%	0.87%	0.91%
Expenses with reimbursements and earnings credits	0.83%**	0.83%	0.80%	0.79%	0.84%	0.89%
Net investment income	0.24%**	0.35%	0.98%	3.38%	5.54%	4.30%

+ *Net investment income for the six months ended June 30, 2004 and the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*

^ *Distributions from net investment income for the six months ended June 30, 2004 and the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*

** *Annualized.*

Certain fees were waived by the management company or its affiliates. Had these fees not been waived, the expense ratios would have been 0.92% (2004), 0.91% (2003), 0.87% (2002), 0.84% (2001), 0.87% (2000) and 0.91% (1999).

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds. All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Government Securities Fund and Dreyfus Founders Money Market Fund (individually, a "Fund" and collectively, the "Funds"). The Funds offer Class F shares. The following significant accounting policies have been consistently followed by the Funds in the preparation of their financial statements.

Security Valuations—The Company's board of directors has adopted a policy that requires that Money Market Fund use its best efforts, under normal circumstances, to maintain a constant net asset value of $1.00 per share using the amortized cost method. The amortized cost method involves valuing each security at its cost and thereafter accruing any discount or premium at a constant rate to maturity.

Debt securities held by Government Securities Fund with a remaining maturity greater than 60 days at the time of purchase are valued in accordance with the evaluated bid prices supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. Debt securities with a remaining maturity of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. Premiums and discounts are amortized on all debt securities. If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

U.S. Government Obligations—Some U.S. government obligations, such as Government National Mortgage Association (GNMA) pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the Federal Home Loan Bank (FHLB), are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Federal National Mortgage Association (FNMA, a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of FNMA.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Funds may invest at least a portion of their assets in foreign securities. In the event a Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is, if any, recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Funds do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Funds' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Funds to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve them from all income taxes. The Funds are treated as separate tax entities for federal income tax purposes.

Investment Income—Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities.

Distributions to Shareholders—Dividends are declared daily and paid monthly from net investment income, and capital gains (if any) are distributed annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Fund bears expenses incurred specifically on its behalf and, in addition, each Fund bears a portion of the Company's general expenses based on the relative net assets or the number of shareholder accounts of each Fund. The type of expense determines the allocation method.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Funds. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Funds compensate Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the respective Fund's net assets. The fee is 0.65% of the first $250 million of net assets, and 0.50% of the net assets in excess of $250 million for Government Securities Fund and 0.50% of the first $250 million of net assets, 0.45% of the next $250 million of net assets, 0.40% of the next $250 million of net assets and 0.35% of the net assets in excess of $750 million for Money Market Fund.

Founders has agreed to waive the portion of its management fee for the Government Securities Fund that exceeds 0.35% of the first $250 million of average net assets and 0.20% of the average net assets in excess of $250 million. Founders has also agreed to waive the portion of its management fee for the Money Market Fund that exceeds 0.45% of the first $250 million of average net assets, 0.40% of the next $250 million of average net assets, 0.35% of the next $250 million of average net assets, and 0.30% of average net assets in excess of $750 million. These waivers will extend through at least August 31, 2005, and will not be terminated without prior notice to the Company's board of directors. During the six months ended June 30, 2004, Founders waived $17,343 and $10,493 for Government Securities Fund and Money Market Fund, respectively.

Shareholder Servicing and Transfer Agency Fees—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. Each Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account of the Fund considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Government Securities Fund and Money Market Fund were charged $10,257 and $33,929, respectively, pursuant to this Shareholder Services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for the Funds. With the exception of out-of-pocket charges, the fees charged by DTI are paid by DSC. The out-of-pocket charges incurred by DTI are paid by the Funds. During the six months ended June 30, 2004, Government Securities Fund and Money Market Fund were charged $2,164 and $7,535, respectively, for out-of-pocket transfer agent charges.

Distribution Plan—DSC also is the distributor of the Funds' shares. Government Securities Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, Government Securities Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, $12,868 in expenses eligible for reimbursement under the plan were absorbed by Founders, which resulted in the Fund paying 0.03% under this plan. The 12b-1 fees for Government Securities Fund in excess of those needed to compensate third parties for distributing the Fund or servicing Fund shareholders will continue to be absorbed by Founders through at least August 31, 2005. This commitment will not be terminated without prior notice to the Company's board of directors.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of each Fund on the first $500 million, 0.04% of the average daily net assets of each Fund on the next $500 million and 0.02% of the average daily net assets of each Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed the fees payable under the Funds' prior fee schedule and to the extent they exceed Founders' costs in providing the services. The prior fee schedule was computed at the annual rate of 0.06% of the average daily net assets of the Company's ten series, taken as a whole, from $0 to $500 million and 0.02% of the net assets of the Company's ten series, taken as a whole, in excess of $500 million, plus reasonable out-of-pocket expenses. The prior fee was allocated to each of the series on a pro rata basis based on relative average daily net assets. During the six months ended June 30, 2004, Founders waived $1,769 and $6,416 for Government Securities Fund and Money Market Fund, respectively.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Funds. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Funds held by the custodian. The custodian has also agreed to a fee waiver for the Company during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among all series funds of the Company in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the fee waivers for Government Securities Fund and Money Market Fund were $103 and $188, respectively. The amounts paid to Mellon were reduced by these fee waiver amounts.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Company's ten series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Funds.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Funds, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Funds must satisfy under the income tax regulations and losses or tax deductions the Funds may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. The capital loss carryovers for Government Securities Fund expire between December 31, 2004 and December 31, 2008. The capital loss carryovers for Money Market Fund expire between December 31, 2007 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

	Government Securities Fund	Money Market Fund
Undistributed Ordinary Income	$ 296	$ 27,331
Accumulated Capital Losses	$ 204,196	$ 19,433
Federal Tax Cost	$10,361,946	$39,385,590
Gross Tax Appreciation of Investments	$ 424,540	$ 0
Gross Tax Depreciation of Investments	$ (73,064)	$ 0
Net Tax Appreciation	$ 351,476	$ 0

4. Capital Share Transactions

Government Securities Fund is authorized to issue 100 million shares of $0.01 par value capital stock. Money Market Fund is authorized to issue 2 billion shares of $0.01 par value capital stock. Transactions in shares of the Funds for the periods indicated were as follows:

	Six months ended June 30, 2004		Year ended December 31, 2003	
	Shares	Amount	Shares	Amount
Government Securities Fund—Class F				
Sold	59,657	$ 599,649	330,747	$ 3,348,390
Dividends or Distributions Reinvested	18,353	$ 183,362	45,955	$ 466,139
Redeemed	(270,824)	$ (2,715,701)	(605,978)	$ (6,141,865)
Net Decrease	(192,814)	$ (1,932,690)	(229,276)	$ (2,327,336)
Money Market Fund—Class F				
Sold	12,272,529	$ 12,272,529	15,049,068	$ 15,049,068
Dividends or Distributions Reinvested	49,544	$ 49,544	179,077	$ 179,077
Redeemed	(18,015,696)	$(18,015,696)	(30,220,212)	$(30,220,212)
Net Decrease	(5,693,623)	$ (5,693,623)	(14,992,067)	$(14,992,067)

5. Investment Transactions

Purchases and sales of long-term U.S. government obligations for the six months ended June 30, 2004 were $312,609 and $564,046, respectively, for Government Securities Fund.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Funds did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Dreyfus Founders Funds
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Proxy Voting Information
A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the Funds voted these proxies for the 12-month period ended June 30, 2004, is available through the Funds' website at www.founders.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-GMM-04

SEMIANNUAL REPORT

Dreyfus Founders Growth Fund

Investment Update
June 30, 2004

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

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The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.



A discussion with portfolio manager John B. Jares, CFA

How did the Fund perform relative to its benchmark for the six-month period ended June 30, 2004?

For the first half of 2004, the Dreyfus Founders Growth Fund trailed the return of its primary benchmark, the Russell 1000 Growth Index, which returned 2.74% for the six-month period.

Please describe the broad market and economic environment in which the Fund performed.

For the six-month period ended June 30, 2004, the equity markets focused on macroeconomic issues, both global and local. Among the greatest causes of apprehension during the period were the war on terrorism, higher oil prices, the expected increase in interest rates and domestic politics. Geopolitical instability in the Middle East continued, not only adding to investor unease, but also to the risk premium of world oil prices. Concerns that the United States' economy was slowing its pace beyond expectations also added to market volatility. The anticipation of the Federal Reserve raising the federal funds rate also provided a more difficult environment for the equity markets than in recent quarters, and the upcoming closely contested U.S. Presidential race played into heightened concerns as well. The culmination of these factors provided no real direction in the equity markets; the only discernible direction evidenced was in the move toward more defensive stocks and away from the financial services sector during the second half of the period.

"The anticipation of the Federal Reserve raising the federal funds rate also provided a more difficult environment for the equity markets than in recent quarters."

Performance Highlights

- Among the greatest causes of apprehension during the period were the war on terrorism, higher oil prices, the expected increase in interest rates and domestic politics.
- The most compelling investment opportunity during the period was found in the information technology sector. Although overall stock selection reduced the positive impact the Fund's overweight position held in this sector, specific information technology-related holdings did boost relative Fund performance for the period.
- For the first half of 2004, holdings in the consumer staples sector also exhibited compelling growth and aided Fund performance as compared to the Index.
- Stocks chosen for inclusion in the Fund from the materials sector proved to be detrimental to the Fund's relative performance.
- The industrials sector also proved to be a burden to relative Fund performance. An underweight position in this sector, paired with poor stock selection, drove this sector to be one of the worst contributors to the Fund's relative return.

Where did you find the most compelling growth opportunities during the period?

The most compelling investment opportunity during the period was found in the information technology sector. Although overall stock selection reduced the positive impact the Fund's overweight position held in this sector, specific information technology-related holdings did boost relative Fund performance for the period. **Apple Computer, Inc.** performed well due to the popularity of its consumer-related MP3 products, the I-Pod and I-Pod Mini. **Autodesk, Inc.**, a company offering solutions for the building design, infrastructure management, manufacturing, digital media and wireless data services industries, showed solid execution as well, contributing positively to the Fund's first-half performance.

For the first half of 2004, holdings in the consumer staples sector also exhibited compelling growth and aided Fund performance as compared to the Index. Stock selection in this sector was the biggest boon to performance, as holdings such as **Estée Lauder Companies, Inc.** performed well through superior revenue and earnings growth owing to the continued increase in consumer demand, both domestically and internationally.

The Fund was able to capitalize on the overall performance of the energy sector during the first half of 2004, which benefited from the increasing energy price environment, due to the Fund being slightly overweight relative to its benchmark.

Although the Fund's position in the consumer discretionary sector did not garner positive relative results overall, select holdings in this sector proved to be the best performers for the period. **Royal Caribbean Cruises Limited**, retailer **Nordstrom, Inc.** and Mandalay Resort Group all benefited from an increase in consumer demand. Royal Caribbean's excellent product positioning led to strong stock performance, and made it the Fund's top performer during the period. Nordstrom benefited from a rebound in consumer demand for higher-end retail items.

Industrials-related holding **General Electric Company** also aided performance in spite of the sector's negative relative contribution.

Largest Equity Holdings (ticker symbol)

1.	General Electric Company (GE)	4.56%
2.	SPDR Trust Series 1 (SPY)	4.51%
3.	Microsoft Corporation (MSFT)	4.15%
4.	Cisco Systems, Inc. (CSCO)	2.79%
5.	Pfizer, Inc. (PFE)	2.50%
6.	Intel Corporation (INTC)	2.11%
7.	Royal Caribbean Cruises Limited (RCL)	2.07%
8.	Walt Disney Company (DIS)	2.03%
9.	Kohl's Corporation (KSS)	1.94%
10.	Gillette Company (G)	1.88%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Growth Fund-Class F
S&P 500 Index
Russell 1000 Growth Index
$30,582
$26,205
$20,975
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth Fund on 6/30/94 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The Russell 1000 Growth Index is an unmanaged index that measures the performance of the common stocks of those companies among the largest 1,000 publicly traded U.S. companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	(4.43%)	8.41%	—	—	(14.84%)
Without sales charge	1.43%	15.06%	—	—	(13.71%)
Class B Shares (12/31/99)					
With redemption*	(2.95%)	10.15%	—	—	(14.64%)
Without redemption	1.05%	14.15%	—	—	(14.33%)
Class C Shares (12/31/99)					
With redemption**	0.05%	13.18%	—	—	(14.37%)
Without redemption	1.05%	14.18%	—	—	(14.37%)
Class F Shares (1/5/62)	1.42%	15.26%	(8.32%)	7.69%	N/A
Class R Shares (12/31/99)	1.62%	15.52%	—	—	(13.49%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	(3.32%)	9.46%	—	—	(15.23%)
Without sales charge	1.27%	14.56%	—	—	(14.35%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

Where did you find the least compelling growth opportunities during the period?

During the first six months of 2004, the least compelling area of investment was found in the materials sector. Stocks chosen for inclusion in the Fund from the materials sector proved to be detrimental to the Fund's relative performance.

The industrials sector also proved to be a burden to relative Fund performance. An underweight position in this sector, paired with poor stock selection, drove this sector to be one of the worst contributors to the Fund's relative return, with names such as **Union Pacific Corporation** underperforming for the period.

The healthcare sector also hindered relative Fund performance during the half. A significantly underweight position along with weak stock selection prevented the Fund from posting a stronger return in this sector compared to the Index.

Although the information technology sector was one of the largest positive contributors to Fund performance on a relative basis, some information technology names weighed on the sector's overall performance. **Intel Corporation** experienced



Portfolio Composition
31.43% Information Technology
17.05% Consumer Discretionary
11.33% Industrials
10.97% Financials
9.54% Healthcare
7.99% Consumer Staples
1.09% Energy
1.00% Materials
4.49% Other
5.11% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

sluggish sales and earnings trends during the period. **VERITAS Software Corporation** and **Oracle Corporation** each saw a drop in share price, which ultimately affected relative Fund performance.

As was previously mentioned, although some of the Fund's holdings in the consumer discretionary sector proved beneficial to performance, the poor performance of consumer discretionary stocks in general detracted from this positive contribution. The Fund's worst performer for the period, lower-end retailer **Kohl's Corporation**, experienced sluggish sales and earnings trends. As a result, the stock lagged the broader market and had a negative impact on relative Fund performance. **Viacom, Inc.** and **Cox Communications, Inc.** also declined as the cable industry overall suffered during the first six months of the year.

Materials holding Newmont Mining Corporation also underperformed during the period.

At the end of the period, the Fund was positioned for a potential improvement in the economic environment. We will continue to employ our fundamental-based investment strategy of selecting stocks that we believe will post superior revenue and earnings growth rates at valuations that make sense.

John B. Jares, CFA
Portfolio Manager

Statement of Investments

June 30, 2004 *(unaudited)*

Shares		*Market Value*
Common Stocks (Domestic)—89.8%		
Air Freight & Logistics—1.1%		
63,100	FedEx Corporation	$ 5,154,627
Airlines—1.3%		
94,835	Northwest Airlines Corporation*	1,054,565
306,425	Southwest Airlines Company	5,138,747
		6,193,312
Aluminum—1.0%		
146,725	Alcoa, Inc.	4,846,327
Application Software—1.3%		
142,722	Autodesk, Inc.	6,109,929
Asset Management & Custody Banks—0.5%		
156,850	Janus Capital Group, Inc.	2,586,457
Biotechnology—1.1%		
72,185	Amgen, Inc.*	3,939,135
22,550	Biogen Idec, Inc.*	1,426,288
		5,365,423
Broadcasting & Cable TV—2.1%		
203,358	Comcast Corporation Special Class A*	5,614,714
166,725	Cox Communications, Inc. Class A*	4,633,288
		10,248,002
Communications Equipment—5.2%		
154,925	Avaya, Inc.*	2,446,266
568,380	Cisco Systems, Inc.*	13,470,606
48,325	Juniper Networks, Inc.*	1,187,345
235,625	Motorola, Inc.	4,300,156
108,350	Scientific-Atlanta, Inc.	3,738,075
		25,142,448
Computer & Electronics Retail—0.5%		
44,200	Best Buy Company, Inc.	2,242,708
Computer Hardware—4.0%		
235,475	Apple Computer, Inc.*	7,662,357
72,175	Dell, Inc.*	2,585,309
102,600	International Business Machines Corporation	9,044,190
		19,291,856
Computer Storage & Peripherals—0.8%		
361,400	EMC Corporation*	4,119,960
Consumer Finance—0.6%		
114,363	MBNA Corporation	2,949,422
Data Processing & Outsourced Services—2.3%		
107,450	Automatic Data Processing, Inc.	4,500,006
169,270	Fiserv, Inc.*	6,582,910
		11,082,916

Shares		Market Value
Department Stores—2.9%		
221,675	Kohl's Corporation*	$ 9,372,419
109,225	Nordstrom, Inc.	4,654,077
		14,026,496
Diversified Banks—2.1%		
128,300	Bank One Corporation	6,543,300
65,900	Wells Fargo & Company	3,771,457
		10,314,757
Electrical Components & Equipment—0.3%		
20,275	Emerson Electric Company	1,288,476
Employment Services—1.0%		
54,925	Manpower, Inc.	2,788,542
86,550	Monster Worldwide, Inc.*	2,226,066
		5,014,608
Exchange Traded Funds—4.5%		
189,700	SPDR Trust Series 1	21,726,341
Food Retail—1.9%		
285,050	Kroger Company*	5,187,910
150,250	Safeway, Inc.*	3,807,335
		8,995,245
Healthcare Equipment—1.2%		
140,050	Boston Scientific Corporation*	5,994,140
Home Entertainment Software—0.9%		
80,600	Electronic Arts*	4,396,730
Hotels, Resorts & Cruise Lines—1.4%		
139,050	Carnival Corporation	6,535,350
Household Products—0.7%		
64,500	Procter & Gamble Company	3,511,380
Hypermarkets & Super Centers—0.9%		
84,421	Wal-Mart Stores, Inc.	4,454,052
Industrial Conglomerates—5.3%		
39,150	3M Company	3,523,892
679,134	General Electric Company	22,003,942
		25,527,834
Industrial Machinery—0.8%		
39,825	Illinois Tool Works, Inc.	3,818,819
Integrated Oil & Gas—1.1%		
118,675	Exxon Mobil Corporation	5,270,357
Investment Banking & Brokerage—1.9%		
49,300	Goldman Sachs Group, Inc.	4,642,088
86,675	Morgan Stanley	4,573,840
		9,215,928

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		*Market Value*
Leisure Facilities—2.1%		
229,975	Royal Caribbean Cruises Limited	$ 9,983,215
Life & Health Insurance—1.0%		
112,950	AFLAC, Inc.	4,609,490
Movies & Entertainment—5.2%		
508,900	Time Warner, Inc.*	8,946,462
179,596	Viacom, Inc. Class B	6,415,169
384,550	Walt Disney Company	9,802,180
		25,163,811
Multi-Line Insurance—1.7%		
113,049	American International Group, Inc.	8,058,133
Other Diversified Financial Services—0.9%		
95,267	Citigroup, Inc.	4,429,916
Personal Products—3.3%		
144,428	Estée Lauder Companies, Inc. Class A	7,045,198
213,725	Gillette Company	9,061,940
		16,107,138
Pharmaceuticals—6.2%		
147,175	Abbott Laboratories	5,998,853
112,475	Johnson & Johnson	6,264,858
64,325	Merck & Company, Inc.	3,055,438
351,438	Pfizer, Inc.	12,047,295
65,250	Wyeth	2,359,440
		29,725,884
Property & Casualty Insurance—0.7%		
77,400	Allstate Corporation	3,602,970
Publishing—1.8%		
69,575	Gannett Company, Inc.	5,903,439
57,450	Tribune Company	2,616,273
		8,519,712
Railroads—1.0%		
81,200	Union Pacific Corporation	4,827,341
Semiconductors—7.2%		
51,000	Broadcom Corporation*	2,385,270
368,726	Intel Corporation	10,176,838
185,025	Linear Technology Corporation	7,302,937
147,925	Maxim Integrated Products, Inc.	7,754,229
105,075	Microchip Technology, Inc.	3,314,066
56,650	NVIDIA Corporation*	1,161,325
99,375	Texas Instruments, Inc.	2,402,888
		34,497,553
Soft Drinks—1.2%		
110,075	Coca-Cola Company	5,556,586

Shares		Market Value
Specialty Stores—0.9%		
110,100	Staples, Inc.	$ 3,227,031
28,500	Weight Watchers International, Inc.*	1,115,490
		4,342,521
Systems Software—6.1%		
74,225	Adobe Systems, Inc.	3,451,463
700,926	Microsoft Corporation	20,018,447
298,350	Oracle Corporation*	3,559,316
85,325	VERITAS Software Corporation*	2,363,503
		29,392,729
Thrifts & Mortgage Finance—1.5%		
69,462	Countrywide Financial Corporation	4,879,706
55,075	The PMI Group, Inc.	2,396,864
		7,276,570
Trading Companies & Distributors—0.3%		
26,950	Fastenal Company	1,531,569
Total Common Stocks (Domestic) (Cost—$403,049,386)		433,049,038
Common Stocks (Foreign)—5.4%		
Application Software—2.1%		
56,500	Amdocs Limited (CI)*	1,323,795
206,650	SAP AG Sponsored ADR (GE)	8,640,037
		9,963,832
Hotels, Resorts & Cruise Lines—0.3%		
23,475	Four Seasons Hotels, Inc. (CA)	1,413,430
IT Consulting & Other Services—1.7%		
291,650	Accenture Limited Class A (BD)*	8,014,542
Pharmaceuticals—1.0%		
74,700	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	5,026,563
Railroads—0.3%		
32,737	Canadian National Railway Company (CA)	1,427,006
Total Common Stocks (Foreign) (Cost—$20,073,378)		25,845,373

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—5.2%		
Other Diversified Financial Services—5.2%		
$10,000,000	American Express Company 1.25% 7/2/04	$ 9,999,653
15,200,000	Merrill Lynch & Company 1.45% 7/1/04	15,200,000
		25,199,653
Total Corporate Short-Term Notes (Amortized Cost—$25,199,653)		25,199,653
Total Investments—100.4% (Total Cost—$448,322,417)		484,094,064
Other Assets and Liabilities—(0.4%)		(1,954,292)
Net Assets—100.0%		$482,139,772

Notes to Statement of Investments

* *Non-income producing.*
ADR - American Depositary Receipt
SPDR - Standard and Poor's Depositary Receipt
BD - Bermuda
CA - Canada
CI - Channel Islands
GE - Germany
IS - Israel

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 448,322,417
Investment securities, at market	484,094,064
Cash	1,267,830
Receivables:	
Capital shares sold	162,849
Dividends	387,805
Other	44,050
Total Assets	485,956,598

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	1,206,914
Capital shares redeemed	1,639,534
Advisory fees	292,321
Shareholder servicing fees	72,421
Accounting fees	23,558
Distribution fees	141,436
Transfer agency fees	48,943
Custodian fees	2,538
Other	389,161
Total Liabilities	3,816,826
Net Assets	$ 482,139,772

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 1,191,187,471
Accumulated net investment loss	(374,937)
Accumulated net realized loss from security transactions	(744,444,409)
Net unrealized appreciation on investments	35,771,647
Total	$ 482,139,772

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2004 *(unaudited) (continued)*

Class A		
Net Assets	$	6,467,273
Shares Outstanding		651,471
Net Asset Value, Redemption Price Per Share	$	9.93
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	10.54
Class B		
Net Assets	$	13,036,122
Shares Outstanding		1,358,366
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	9.60
Class C		
Net Assets	$	2,065,786
Shares Outstanding		215,655
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	9.58
Class F		
Net Assets	$	449,764,632
Shares Outstanding		45,122,596
Net Asset Value, Offering and Redemption Price Per Share	$	9.97
Class R		
Net Assets	$	10,619,466
Shares Outstanding		1,056,191
Net Asset Value, Offering and Redemption Price Per Share	$	10.05
Class T		
Net Assets	$	186,493
Shares Outstanding		19,424
Net Asset Value, Redemption Price Per Share	$	9.60
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	10.05

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 2,961,095
Interest	123,437
Foreign taxes withheld	(21,042)
Total Investment Income	3,063,490
Expenses	
Advisory fees—Note 2	1,833,932
Shareholder servicing fees—Note 2	214,544
Accounting fees—Note 2	146,984
Distribution fees—Note 2	633,877
Transfer agency fees—Note 2	266,990
Registration fees	23,898
Postage and mailing expenses	30,747
Custodian fees and expenses—Note 2	5,019
Printing expenses	30,155
Legal and audit fees	36,234
Directors' fees and expenses—Note 2	54,793
Other expenses	51,950
Total Expenses	3,329,123
Earnings Credits	(2,820)
Reimbursed/Waived Expenses	(729)
Net Expenses	3,325,574
Net Investment Loss	(262,084)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain on Security Transactions	40,399,388
Net Change in Unrealized Appreciation/Depreciation of Investments	(33,084,530)
Net Realized and Unrealized Gain	7,314,858
Net Increase in Net Assets Resulting from Operations	$ 7,052,774

See notes to financial statements.

Statements of Changes in Net Assets
(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (262,084)	$ (2,162,775)
Net Realized Gain on Security Transactions	40,399,388	16,581,469
Net Change in Unrealized Appreciation/Depreciation of Investments	(33,084,530)	122,368,802
Net Increase in Net Assets Resulting from Operations	7,052,774	136,787,496
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(77,337)	(258,678)
Class B	(756,911)	(1,223,196)
Class C	273,468	(166,651)
Class F	(41,587,674)	(88,319,324)
Class R	1,627,766	2,736,606
Class T	(35,514)	(41,579)
Net Decrease from Capital Share Transactions	(40,556,202)	(87,272,822)
Net Increase (Decrease) in Net Assets	(33,503,428)	49,514,674
Net Assets		
Beginning of period	$ 515,643,200	$ 466,128,526
End of period	$ 482,139,772	$ 515,643,200
Accumulated Net Investment Loss	$ (374,937)	$ (112,853)

See notes to financial statements.

Financial Highlights
(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$9.79	$7.46	$10.53	$14.02	$23.88
Income from investment operations:					
Net investment loss	(0.01)	(0.06)	(0.06)	(0.05)	(0.05)
Net realized and unrealized gains (losses) on securities	0.15	2.39	(3.01)	(3.44)	(6.39)
Total from investment operations	0.14	2.33	(3.07)	(3.49)	(6.44)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period	$9.93	$9.79	$7.46	$10.53	$14.02
Total Return*	1.43%	31.23%	(29.15%)	(24.89%)	(27.30%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$6,467	$6,452	$5,149	$7,795	$8,655
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.38%**	1.66%	1.48%	1.21%	1.08%
Expenses with reimbursements and earnings credits	1.38%**	1.66%	1.48%	1.20%	1.05%
Net investment loss	(0.12%)**	(0.59%)	(0.56%)	(0.47%)	(0.54%)
Portfolio turnover rate@	118%	124%	139%	152%	182%

* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$9.50	$7.30	$10.38	$13.91	$23.88
Income from investment operations:					
Net investment loss	(0.04)†	(0.17)	(0.18)	(0.13)	(0.11)
Net realized and unrealized gains (losses) on securities	0.14	2.37	(2.90)	(3.40)	(6.44)
Total from investment operations	0.10	2.20	(3.08)	(3.53)	(6.55)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period	$9.60	$9.50	$7.30	$10.38	$13.91
Total Return*	1.05%	30.14%	(29.67%)	(25.38%)	(27.77%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$13,036	$13,664	$11,603	$19,829	$25,359
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.17%**	2.48%	2.22%	1.93%	1.82%
Expenses with reimbursements and earnings credits	2.17%**	2.48%	2.22%	1.92%	1.80%
Net investment loss	(0.92%)**	(1.41%)	(1.30%)	(1.20%)	(1.29%)
Portfolio turnover rate@	118%	124%	139%	152%	182%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004		Year ended December 31,		
		2003	2002	2001	2000
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$9.48	$7.29	$10.36	$13.92	$23.88
Income from investment operations:					
Net investment income (loss)	(0.04)†	(0.19)	(0.26)	(0.18)	(0.10)
Net realized and unrealized gains (losses) on securities	0.14	2.38	(2.81)	(3.38)	(6.44)
Total from investment operations	0.10	2.19	(3.07)	(3.56)	(6.54)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period	$9.58	$9.48	$7.29	$10.36	$13.92
Total Return*	1.05%	30.04%	(29.63%)	(25.58%)	(27.72%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$2,066	$1,774	$1,528	$2,979	$4,384
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.15%**	2.49%	2.37%	2.11%	1.82%
Expenses with reimbursements and earnings credits	2.15%**	2.49%	2.37%	2.10%	1.80%
Net investment loss	(0.87%)**	(1.42%)	(1.46%)	(1.38%)	(1.28%)
Portfolio turnover rate@	118%	124%	139%	152%	182%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares						
Per Share Operating Data						
Net Asset Value, beginning of period	$9.83	$7.48	$10.53	$14.03	$23.87	$20.41
Income from investment operations:						
Net investment loss	0.00†	(0.17)	(0.22)	(0.15)	(0.21)	(0.09)
Net realized and unrealized gains (losses) on securities	0.14	2.52	(2.83)	(3.35)	(6.21)	7.73
Total from investment operations	0.14	2.35	(3.05)	(3.50)	(6.42)	7.64
Less dividends and distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	0.00^
From net realized gains	0.00	0.00	0.00	0.00	(3.42)	(4.18)
Total distributions	0.00	0.00	0.00	0.00	(3.42)	(4.18)
Net Asset Value, end of period	$9.97	$9.83	$7.48	$10.53	$14.03	$23.87
Total Return	1.42%	31.42%	(28.96%)	(24.95%)	(27.23%)	39.06%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$449,765	$484,742	$443,307	$865,425	$1,441,466	$3,323,606
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.33%**	1.47%	1.38%	1.31%	1.07%	1.09%
Expenses with reimbursements and earnings credits	1.33%**	1.47%	1.37%	1.30%	1.06%	1.08%
Net investment loss	(0.09%)**	(0.41%)	(0.46%)	(0.58%)	(0.58%)	(0.47%)
Portfolio turnover rate@	118%	124%	139%	152%	182%	117%

† *Computed using average shares outstanding throughout the period.*

^ *Distributions from net investment income for the year ended December 31, 1999 aggregated less than $0.01 on a per share basis.*

** *Annualized.*

Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$9.89	$7.50	$10.57	$14.07	$23.88
Income from investment operations:					
Net investment income (loss)	0.02	0.01	0.01	(0.02)	(0.02)
Net realized and unrealized gains (losses) on securities	0.14	2.38	(3.08)	(3.48)	(6.37)
Total from investment operations	0.16	2.39	(3.07)	(3.50)	(6.39)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period	$10.05	$9.89	$7.50	$10.57	$14.07
Total Return	1.62%	31.87%	(29.04%)	(24.88%)	(27.08%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$10,619	$8,792	$4,333	$2,023	$9
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.01%**	1.13%	1.30%	1.46%	0.82%
Expenses with reimbursements and earnings credits	1.01%**	1.13%	1.30%	1.46%	0.79%
Net investment income (loss)	0.28%**	(0.04%)	(0.34%)	(0.72%)	(0.29%)
Portfolio turnover rate@	118%	124%	139%	152%	182%

** *Annualized.*

Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$9.48	$7.27	$10.38	$14.00	$23.88
Income from investment operations:					
Net investment loss	(0.03)†	(0.30)	(0.56)	(0.19)	(0.09)
Net realized and unrealized gains (losses) on securities	0.15	2.51	(2.55)	(3.43)	(6.37)
Total from investment operations	0.12	2.21	(3.11)	(3.62)	(6.46)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of period	$9.60	$9.48	$7.27	$10.38	$14.00
Total Return*	1.27%	30.40%	(29.96%)	(25.86%)	(27.38%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$186	$220	$208	$621	$802
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.77%**	2.22%	2.78%	2.56%	1.32%
Expenses with reimbursements and earnings credits	1.77%**	2.22%	2.78%	2.55%	1.29%
Net investment loss	(0.54%)**	(1.15%)	(1.89%)	(1.83%)	(0.80%)
Portfolio turnover rate @	118%	124%	139%	152%	182%

† *Computed using average shares outstanding throughout the period.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event

occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $187,230 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees incurred by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $72,201 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees incurred by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$5,165
Class B	$13,263
Class C	$1,715
Class R	$1,958
Class T	$302

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $576,491 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$8,016
Class B	$49,878	$16,626
Class C	$7,254	$2,418
Class T	$254	$254

During the six months ended June 30, 2004, DSC retained $1,835 in sales commissions from the sales of Class A shares. DSC also retained $14,968 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $729. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent

amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2007 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$766,225,012
Post-October Capital Loss Deferral	$ 5,914,879
Federal Tax Cost	$461,017,987
Gross Tax Appreciation of Investments	$ 41,314,806
Gross Tax Depreciation of Investments	$(18,238,729)
Net Tax Appreciation	$ 23,076,077

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six Months Ended June 30, 2004		Year Ended December 31, 2003	
	Shares	Amount	Shares	Amount
Class A				
Sold	57,221	$ 565,455	102,390	$ 863,766
Redeemed	(64,822)	$ (642,792)	(133,313)	$ (1,122,444)
Net Decrease	(7,601)	$ (77,337)	(30,923)	$ (258,678)
Class B				
Sold	22,836	$ 217,948	95,258	$ 810,696
Redeemed	(102,872)	$ (974,859)	(245,915)	$ (2,033,892)
Net Decrease	(80,036)	$ (756,911)	(150,657)	$ (1,223,196)
Class C				
Sold	38,062	$ 363,403	22,136	$ 191,985
Redeemed	(9,513)	$ (89,935)	(44,718)	$ (358,636)
Net Increase (Decrease)	28,549	$ 273,468	(22,582)	$ (166,651)
Class F				
Sold	1,958,281	$ 19,340,530	5,549,619	$ 46,590,327
Redeemed	(6,172,462)	$(60,928,204)	(15,507,433)	$(134,909,651)
Net Decrease	(4,214,181)	$(41,587,674)	(9,957,814)	$ (88,319,324)
Class R				
Sold	266,181	$ 2,610,010	388,827	$ 3,417,348
Redeemed	(98,566)	$ (982,244)	(77,669)	$ (680,742)
Net Increase	167,615	$ 1,627,766	311,158	$ 2,736,606
Class T				
Sold	114	$ 1,097	856	$ 6,961
Redeemed	(3,836)	$ (36,611)	(6,333)	$ (48,540)
Net Decrease	(3,722)	$ (35,514)	(5,477)	$ (41,579)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $249,862,266 and $296,485,912, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.



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Dreyfus Founders Growth Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Proxy Voting Information
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-GRO-04

SEMIANNUAL REPORT

Dreyfus Founders Growth and Income Fund

Investment Update
June 30, 2004

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Semiannual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website. To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW



A discussion with portfolio manager John B. Jares, CFA

How did the Fund perform relative to its benchmark for the six-month period ended June 30, 2004?

For the first half of 2004, the Dreyfus Founders Growth and Income Fund trailed the 3.44% gain of the Fund's benchmark, the Standard & Poor's 500 Index.

Please describe the broad market and economic environment in which the Fund performed.

The environment for equity investing during the first half of 2004 showed mixed results. The first quarter of 2004 generally saw positive economic indicators, with interest rates, inflation and consumer spending remaining at favorable levels. Corporate profit growth also continued to improve during the first quarter, particularly when contrasted with previous quarters. However, throughout the second half of the period, the equity markets grappled with heavy weights on equity investing. Although jobless rates declined and unemployment rates remained constant, the prospect of higher interest rates, high energy prices, continued geopolitical unrest and uncertainty regarding the sustainability of economic and corporate profit growth offset positive economic news during the period. On the last day of June, the Federal Reserve raised the federal funds rate by 0.25% to 1.25%, a move that was widely expected and, after shadowing the markets during the last half of the period, seemed to have only a modest impact on equity prices.

"The expected tightening of the domestic monetary policy weighed heavily on the financials sector, and the Fund's underweight position in this sector, in anticipation of the first rate hike in four years, proved advantageous."

Performance Highlights

- The prospect of higher interest rates, high energy prices, continued geopolitical unrest and uncertainty regarding the sustainability of economic and corporate profit growth offset positive economic news during the period.
- Holdings in the consumer staples and consumer discretionary sectors exhibited the most compelling growth and investment opportunities.
- The financials sector was another important positive contributor to Fund performance during the six-month timeframe, aided by an underweight position relative to the Fund's benchmark.
- The materials sector offered the least compelling area of investment during the first six months of 2004, and poor stock selection within the sector was a drag on relative performance.
- The hike in energy prices that culminated toward the end of the period greatly benefited many stocks within this sector; however, due to the Fund's underweight position, it was not able to fully capitalize on this market trend.

Where did you find the most compelling growth opportunities during the period?

For the first half of 2004, holdings in the consumer staples and consumer discretionary sectors exhibited the most compelling growth and investment opportunities. Consumer staples holdings such as **Estée Lauder Companies, Inc.** showed solid execution during the period due to a continued increase in demand by consumers. **Royal Caribbean Cruises Limited** and **Nordstrom, Inc.**, both names within the consumer discretionary arena, also benefited from an increase in consumer demand. Royal Caribbean's product positioning and increase in cruise reservations led to strong stock performance, positively contributing to Fund performance. Nordstrom benefited from a rebound in consumer demand for higher-end retail items.

The financials sector was another important positive contributor to Fund performance during the six-month timeframe, aided by an underweight position relative to the Fund's benchmark. The expected tightening of the domestic monetary policy weighed heavily on the financials sector, and the Fund's underweight position in this sector, in anticipation of the first rate hike in four years, proved advantageous.

Although the sector itself did not perform well, specific information technology-related holdings had a positive impact on relative Fund performance during the period. For example, **Apple Computer, Inc.** performed well owing to an increase in demand for its MP3 products. Also positively contributing to relative performance was **Autodesk, Inc.**, a company offering solutions for the building design, infrastructure management, manufacturing, digital media and wireless data services industries, which showed solid execution during the half.

Other notable positive performers during the first six months of 2004 included **General Electric Company** and **Exxon Mobil Corporation**.

Where did you find the least compelling growth opportunities during the period?

The materials sector offered the least compelling area of investment during the first six months of 2004, and poor stock selection within the sector was a drag on relative performance.

Largest Equity Holdings (ticker symbol)

1.	SPDR Trust Series 1 (SPY)	4.60%
2.	General Electric Company (GE)	4.22%
3.	Microsoft Corporation (MSFT)	3.38%
4.	Exxon Mobil Corporation (XOM)	2.85%
5.	Cisco Systems, Inc. (CSCO)	2.84%
6.	Pfizer, Inc. (PFE)	2.49%
7.	Royal Caribbean Cruises Limited (RCL)	2.08%
8.	Kohl's Corporation (KSS)	1.94%
9.	Gillette Company (G)	1.91%
10.	Walt Disney Company (DIS)	1.85%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Growth and Income Fund-Class F
S&P 500 Index
$30,582
$17,887
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth and Income Fund on 6/30/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	(3.78%)	9.83%	—	—	(10.39%)
Without sales charge	2.00%	16.54%	—	—	(9.21%)
Class B Shares (12/31/99)					
With redemption*	(2.41%)	11.50%	—	—	(10.06%)
Without redemption	1.59%	15.50%	—	—	(9.68%)
Class C Shares (12/31/99)					
With redemption**	0.62%	14.53%	—	—	(10.05%)
Without redemption	1.62%	15.53%	—	—	(10.05%)
Class F Shares (7/5/38)	2.19%	16.84%	(5.91%)	5.99%	N/A
Class R Shares (12/31/99)	2.21%	16.92%	—	—	(9.00%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	(3.05%)	10.42%	—	—	(10.70%)
Without sales charge	1.60%	15.58%	—	—	(9.78%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

Although the Fund selected some stocks in the energy sector that proved beneficial, such as the aforementioned Exxon Mobil Corporation, this selection was more than offset by the Fund's underweight position as compared to the Index. The hike in energy prices that culminated toward the end of the period greatly benefited many stocks within this sector; however, due to the Fund's underweight position, it was not able to fully capitalize on this market trend.

Underexposure and poor selection of holdings in industrials prompted this sector to be one of the worst contributors to the Fund's relative return. Industrials holding **Union Pacific Corporation** weighed heavily due to greater-than-expected handling costs during the period. This, combined with high fuel prices, drove revisions to earnings estimates downward and the stock underperformed.

Although the information technology sector did have some stocks that boosted overall performance, other information technology holdings caused this sector to post a negative return relative to the Fund's benchmark. **Intel Corporation** experienced sluggish sales and earnings trends during the period, whereas **VERITAS Software Corporation** and **Oracle Corporation** each saw a drop in their respective share price.


Portfolio Composition
29.91% Information Technology
17.27% Consumer Discretionary
10.83% Industrials
9.97% Financials
9.37% Healthcare
7.93% Consumer Staples
2.85% Energy
1.06% Telecommunications Services
1.02% Materials
4.60% Other
5.19% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

As was previously mentioned, stock selection in the consumer discretionary sector proved to be a boon to Fund performance. However, the underperformance of numerous consumer discretionary stocks detracted from this positive contribution to relative performance. The Fund's worst performer during the period, lower-end retailer **Kohl's Corporation**, experienced sluggish sales and earnings trends during the period, lagging the broader market. Cable and entertainment holdings **Viacom, Inc.** and **Cox Communications, Inc.** also declined as the cable industry overall suffered during the period.

Newmont Mining Corporation was an additional notable detractor from relative performance during the period.

In conclusion, we will continue to rely on our bottom-up growth investment strategy to seek companies we believe are capable of posting strong future revenue and earnings growth at attractive valuations.

John B. Jares, CFA
Portfolio Manager

Statement of Investments

June 30, 2004 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—89.7%		
Air Freight & Logistics—1.1%		
30,775	FedEx Corporation	$ 2,514,004
Airlines—1.3%		
45,200	Northwest Airlines Corporation*	502,624
148,050	Southwest Airlines Company	2,482,799
		2,985,423
Aluminum—1.0%		
72,225	Alcoa, Inc.	2,385,592
Application Software—1.3%		
70,700	Autodesk, Inc.	3,026,667
Asset Management & Custody Banks—0.5%		
77,200	Janus Capital Group, Inc.	1,273,028
Biotechnology—1.1%		
34,185	Amgen, Inc.*	1,865,475
10,700	Biogen Idec, Inc.*	676,775
		2,542,250
Broadcasting & Cable TV—2.1%		
100,450	Comcast Corporation Special Class A*	2,773,425
76,400	Cox Communications, Inc. Class A*	2,123,156
		4,896,581
Communications Equipment—5.3%		
76,400	Avaya, Inc.*	1,206,356
279,738	Cisco Systems, Inc.*	6,629,791
22,950	Juniper Networks, Inc.*	563,882
116,075	Motorola, Inc.	2,118,369
52,350	Scientific-Atlanta, Inc.	1,806,075
		12,324,473
Computer & Electronics Retail—0.5%		
21,549	Best Buy Company, Inc.	1,093,396
Computer Hardware—3.8%		
114,675	Apple Computer, Inc.*	3,731,525
34,750	Dell, Inc.*	1,244,745
44,700	International Business Machines Corporation	3,940,305
		8,916,575
Computer Storage & Peripherals—0.8%		
165,575	EMC Corporation*	1,887,555
Consumer Finance—0.6%		
56,331	MBNA Corporation	1,452,776
Data Processing & Outsourced Services—2.2%		
52,350	Automatic Data Processing, Inc.	2,192,418
73,025	Fiserv, Inc.*	2,839,942
		5,032,360

Shares		Market Value
Department Stores—2.9%		
107,100	Kohl's Corporation*	$ 4,528,188
52,766	Nordstrom, Inc.	2,248,359
		6,776,547
Diversified Banks—2.0%		
56,800	Bank One Corporation	2,896,800
32,425	Wells Fargo & Company	1,855,683
		4,752,483
Electrical Components & Equipment—0.3%		
9,675	Emerson Electric Company	614,846
Employment Services—1.0%		
26,475	Manpower, Inc.	1,344,136
42,625	Monster Worldwide, Inc.*	1,096,315
		2,440,451
Exchange Traded Funds—4.6%		
93,725	SPDR Trust Series 1	10,734,324
Food Retail—1.9%		
138,350	Kroger Company*	2,517,970
73,175	Safeway, Inc.*	1,854,255
		4,372,225
Healthcare Equipment—1.3%		
68,925	Boston Scientific Corporation*	2,949,990
Home Entertainment Software—0.9%		
38,650	Electronic Arts*	2,108,358
Hotels, Resorts & Cruise Lines—2.4%		
63,725	Carnival Corporation	2,995,075
59,025	Starwood Hotels & Resorts Worldwide, Inc.	2,647,271
		5,642,346
Household Products—0.7%		
31,400	Procter & Gamble Company	1,709,416
Hypermarkets & Super Centers—0.9%		
41,775	Wal-Mart Stores, Inc.	2,204,049
Industrial Conglomerates—4.9%		
16,850	3M Company	1,516,669
303,950	General Electric Company	9,847,980
		11,364,649
Industrial Machinery—0.7%		
17,050	Illinois Tool Works, Inc.	1,634,925
Integrated Oil & Gas—2.8%		
149,966	Exxon Mobil Corporation	6,659,990
Integrated Telecommunication Services—1.1%		
68,075	Verizon Communications, Inc.	2,463,634

See notes to statement of investments.

STATEMENT OF INVESTMENTS

June 30, 2004 *(unaudited) (continued)*

Shares		*Market Value*
Investment Banking & Brokerage—0.9%		
42,075	Morgan Stanley	$ 2,220,298
Leisure Facilities—2.1%		
111,975	Royal Caribbean Cruises Limited	4,860,835
Life & Health Insurance—1.0%		
54,825	AFLAC, Inc.	2,237,408
Movies & Entertainment—4.9%		
221,025	Time Warner, Inc.*	3,885,620
88,475	Viacom, Inc. Class B	3,160,327
169,050	Walt Disney Company	4,309,085
		11,355,032
Multi-Line Insurance—1.7%		
53,875	American International Group, Inc.	3,840,210
Other Diversified Financial Services—0.9%		
46,849	Citigroup, Inc.	2,178,479
Personal Products—3.3%		
68,750	Estée Lauder Companies, Inc. Class A	3,353,625
105,250	Gillette Company	4,462,600
		7,816,225
Pharmaceuticals—6.0%		
71,975	Abbott Laboratories	2,933,701
48,375	Johnson & Johnson	2,694,488
27,775	Merck & Company, Inc.	1,319,313
169,459	Pfizer, Inc.	5,809,055
31,300	Wyeth	1,131,808
		13,888,365
Property & Casualty Insurance—0.8%		
38,075	Allstate Corporation	1,772,391
Publishing—1.6%		
30,225	Gannett Company, Inc.	2,564,591
25,225	Tribune Company	1,148,747
		3,713,338
Railroads—1.0%		
39,175	Union Pacific Corporation	2,328,954
Semiconductors—6.6%		
22,025	Broadcom Corporation*	1,030,109
132,328	Intel Corporation	3,652,253
91,000	Linear Technology Corporation	3,591,770
72,025	Maxim Integrated Products, Inc.	3,775,551
49,875	Microchip Technology, Inc.	1,573,058
27,575	NVIDIA Corporation*	565,288
47,400	Texas Instruments, Inc.	1,146,132
		15,334,161

Shares		Market Value
Soft Drinks—1.0%		
47,400	Coca-Cola Company	$ 2,392,752
Specialty Stores—0.8%		
48,400	Staples, Inc.	1,418,604
14,050	Weight Watchers International, Inc.*	549,917
		1,968,521
Systems Software—5.3%		
36,025	Adobe Systems, Inc.	1,675,163
276,266	Microsoft Corporation	7,890,157
147,825	Oracle Corporation*	1,763,552
41,550	VERITAS Software Corporation*	1,150,935
		12,479,807
Thrifts & Mortgage Finance—1.5%		
33,825	Countrywide Financial Corporation	2,376,206
26,825	The PMI Group, Inc.	1,167,424
		3,543,630
Trading Companies & Distributors—0.3%		
12,800	Fastenal Company	727,424
Total Common Stocks (Domestic) (Cost—$195,096,723)		209,416,743
Common Stocks (Foreign)—5.1%		
Application Software—2.1%		
26,700	Amdocs Limited (CI)*	625,581
99,850	SAP AG Sponsored ADR (GE)	4,174,729
		4,800,310
IT Consulting & Other Services—1.7%		
141,525	Accenture Limited Class A (BD)*	3,889,107
Pharmaceuticals—1.0%		
36,900	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	2,483,001
Railroads—0.3%		
15,512	Canadian National Railway Company (CA)	676,168
Total Common Stocks (Foreign) (Cost—$9,156,157)		11,848,586

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—5.2%		
Other Diversified Financial Services—5.2%		
$5,100,000	American Express Company 1.25% 7/2/04	$ 5,099,823
7,000,000	Merrill Lynch & Company 1.45% 7/1/04	7,000,000
		12,099,823
Total Corporate Short-Term Notes (Amortized Cost—$12,099,823)		12,099,823
Total Investments—100.0% (Total Cost—$216,352,703)		233,365,152
Other Assets and Liabilities—(0.0%)		(14,413)
Net Assets—100.0%		$233,350,739

Notes to Statement of Investments

* *Non-income producing.*

ADR - American Depositary Receipt
SPDR - Standard and Poor's Depositary Receipt
BD - Bermuda
CA - Canada
CI - Channel Islands
GE - Germany
IS - Israel

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 216,352,703
Investment securities, at market	233,365,152
Cash	652,903
Receivables:	
Capital shares sold	20,352
Dividends	179,598
From transfer agent	31
Other	4,632
Total Assets	234,222,668

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	566,571
Capital shares redeemed	76,966
Advisory fees	123,480
Shareholder servicing fees	26,545
Accounting fees	11,398
Distribution fees	11,845
Transfer agency fees	3,271
Custodian fees	1,172
Other	50,681
Total Liabilities	871,929
Net Assets	$ 233,350,739

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 324,221,248
Undistributed net investment income	402,448
Accumulated net realized loss from security transactions	(108,285,406)
Net unrealized appreciation on investments	17,012,449
Total	$ 233,350,739

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2004 *(unaudited) (continued)*

Class A		
Net Assets	$	1,073,981
Shares Outstanding		234,678
Net Asset Value, Redemption Price Per Share	$	4.58
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	4.86
Class B		
Net Assets	$	2,263,279
Shares Outstanding		506,095
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.47
Class C		
Net Assets	$	402,510
Shares Outstanding		91,708
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.39
Class F		
Net Assets	$	229,284,105
Shares Outstanding		49,069,488
Net Asset Value, Offering and Redemption Price Per Share	$	4.67
Class R		
Net Assets	$	296,709
Shares Outstanding		64,084
Net Asset Value, Offering and Redemption Price Per Share	$	4.63
Class T		
Net Assets	$	30,155
Shares Outstanding		6,774
Net Asset Value, Redemption Price Per Share	$	4.45
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	4.66

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 1,432,087
Interest	92,233
Foreign taxes withheld	(9,741)
Total Investment Income	1,514,579
Expenses	
Advisory fees—Note 2	758,468
Shareholder servicing fees—Note 2	140,747
Accounting fees—Note 2	70,012
Distribution fees—Note 2	63,073
Transfer agency fees—Note 2	46,997
Registration fees	23,179
Postage and mailing expenses	11,330
Custodian fees and expenses—Note 2	3,485
Printing expenses	17,922
Legal and audit fees	20,985
Directors' fees and expenses—Note 2	23,979
Other expenses	13,910
Total Expenses	1,194,087
Earnings Credits	(1,351)
Reimbursed/Waived Expenses	(746)
Net Expenses	1,191,990
Net Investment Income	322,589
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain on Security Transactions	16,915,961
Net Change in Unrealized Appreciation/Depreciation of Investments	(12,303,704)
Net Realized and Unrealized Gain	4,612,257
Net Increase in Net Assets Resulting from Operations	$ 4,934,846

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 322,589	$ 103,107
Net Realized Gain on Security Transactions	16,915,961	8,677,330
Net Change in Unrealized Appreciation/Depreciation of Investments	(12,303,704)	48,238,272
Net Increase in Net Assets Resulting from Operations	4,934,846	57,018,709
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class F	0	(183,602)
Net Decrease from Dividends and Distributions	0	(183,602)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	121,047	408,018
Class B	512,516	407,646
Class C	39,442	121,020
Class F	(8,914,299)	(14,678,661)
Class R	81,748	127,592
Class T	0	(12,373)
Net Decrease from Capital Share Transactions	(8,159,546)	(13,626,758)
Net Increase (Decrease) in Net Assets	(3,224,700)	43,208,349
Net Assets		
Beginning of period	$ 236,575,439	$ 193,367,090
End of period	$ 233,350,739	$ 236,575,439
Undistributed Net Investment Income	$ 402,448	$ 79,859

See notes to financial statements.

Financial Highlights
(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.49	$3.44	$4.66	$5.73	$7.61
Income from investment operations:					
Net investment income (loss)	0.01	0.03	(0.02)	(0.07)	0.00+
Net realized and unrealized gains (losses) on securities	0.08	1.02	(1.20)	(1.00)	(1.45)
Total from investment operations	0.09	1.05	(1.22)	(1.07)	(1.45)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period	$4.58	$4.49	$3.44	$4.66	$5.73
Total Return*	2.00%	30.52%	(26.18%)	(18.65%)	(19.04%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,074	$935	$378	$442	$318
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.21%**	1.49%	1.87%	2.98%	1.06%
Expenses with reimbursements and earnings credits	1.21%**	1.48%	1.87%	2.98%	1.01%
Net investment income (loss)	0.12%**	(0.25%)	(0.67%)	(1.82%)	(0.03%)
Portfolio turnover rate@	123%	123%	152%	144%	165%

+ *Net investment income for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.*
^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(unaudited) (continued)

	Six months ended June 30,	Year ended December 31,			
	2004	2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.40	$3.40	$4.61	$5.65	$7.61
Income from investment operations:					
Net investment loss	(0.01)†	(0.01)	(0.05)	(0.04)	(0.02)
Net realized and unrealized gains (losses) on securities	0.08	1.01	(1.16)	(1.00)	(1.51)
Total from investment operations	0.07	1.00	(1.21)	(1.04)	(1.53)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period	$4.47	$4.40	$3.40	$4.61	$5.65
Total Return*	1.59%	29.41%	(26.25%)	(18.38%)	(20.09%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$2,263	$1,709	$1,013	$1,599	$1,170
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.99%**	2.30%	2.14%	2.20%	1.80%
Expenses with reimbursements and earnings credits	1.99%**	2.30%	2.14%	2.19%	1.76%
Net investment loss	(0.64%)**	(1.08%)	(0.95%)	(1.03%)	(0.88%)
Portfolio turnover rate@	123%	123%	152%	144%	165%

† *Computed using average shares outstanding throughout the period.*
^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.32	$3.34	$4.55	$5.66	$7.61
Income from investment operations:					
Net investment income (loss)	(0.01)†	0.04	(0.07)	(0.13)	(0.01)
Net realized and unrealized gains (losses) on securities	0.08	0.94	(1.14)	(0.98)	(1.51)
Total from investment operations	0.07	0.98	(1.21)	(1.11)	(1.52)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period	$4.39	$4.32	$3.34	$4.55	$5.66
Total Return*	1.62%	29.34%	(26.59%)	(19.58%)	(19.96%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$403	$357	$186	$270	$343
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.98%**	2.29%	2.77%	3.17%	1.84%
Expenses with reimbursements and earnings credits	1.98%**	2.28%	2.76%	3.16%	1.75%
Net investment loss	(0.67%)**	(1.04%)	(1.55%)	(2.01%)	(0.83%)
Portfolio turnover rate @	123%	123%	152%	144%	165%

† *Computed using average shares outstanding throughout the period.*

^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.98% (2004), 2.29% (2003), 3.02% (2002), 3.56% (2001), and 1.84% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares						
Per Share Operating Data						
Net Asset Value, beginning of period	$4.57	$3.50	$4.69	$5.69	$7.61	$7.32
Income from investment operations:						
Net investment income (loss)	0.01	0.00+	0.00+	0.00+	(0.02)	(0.00)+
Net realized and unrealized gains (losses) on securities	0.09	1.07	(1.19)	(1.00)	(1.47)	1.06
Total from investment operations	0.10	1.07	(1.19)	(1.00)	(1.49)	1.06
Less dividends and distributions:						
From net investment income	0.00	0.00^	0.00^	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)	(0.77)
Total distributions	0.00	0.00	0.00	0.00	(0.43)	(0.77)
Net Asset Value, end of period	$4.67	$4.57	$3.50	$4.69	$5.69	$7.61
Total Return	2.19%	30.67%	(25.33%)	(17.55%)	(19.57%)	15.03%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$229,284	$233,333	$191,701	$288,752	$385,816	$535,035
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.01%**	1.13%	1.08%	1.14%	1.12%	1.13%
Expenses with reimbursements and earnings credits	1.01%**	1.13%	1.08%	1.14%	1.10%	1.12%
Net investment income (loss)	0.29%**	0.06%	0.11%	0.02%	(0.24%)	(0.05%)
Portfolio turnover rate@	123%	123%	152%	144%	165%	165%

+ *Net investment income (loss) for the years ended December 31, 2003, 2002, 2001 and 1999 aggregated less than $0.01 on a per share basis.*

^ *Distributions from net investment income for the years ended December 31, 2003 and 2002 and distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

** *Annualized.*

Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30,	Year ended December 31,			
	2004	2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.53	$3.47	$4.74	$5.74	$7.61
Income from investment operations:					
Net investment income (loss)	0.02	0.06	(0.08)	(0.01)	0.00+
Net realized and unrealized gains (losses) on securities	0.08	1.00	(1.19)	(0.99)	(1.44)
Total from investment operations	0.10	1.06	(1.27)	(1.00)	(1.44)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period	$4.63	$4.53	$3.47	$4.74	$5.74
Total Return	2.21%	30.55%	(26.79%)	(17.39%)	(18.91%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$297	$211	$57	$51	$1
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	0.98%**	1.35%	2.95%	2.73%	0.79%
Expenses with reimbursements and earnings credits	0.97%**	1.35%	2.95%	2.72%	0.76%
Net investment income (loss)	0.35%**	(0.12%)	(1.78%)	(1.68%)	0.01%
Portfolio turnover rate@	123%	123%	152%	144%	165%

\+ *Net investment income for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.*

^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

** *Annualized.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 0.98% (2004), 1.35% (2003), 4.68% (2002), 82.23% (2001), and 0.79% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.38	$3.39	$4.60	$5.68	$7.61
Income from investment operations:					
Net investment loss	(0.01)	(0.23)	(0.30)	(0.09)	(0.01)
Net realized and unrealized gains (losses) on securities	0.08	1.22	(0.91)	(0.99)	(1.49)
Total from investment operations	0.07	0.99	(1.21)	(1.08)	(1.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period	$4.45	$4.38	$3.39	$4.60	$5.68
Total Return*	1.60%	29.20%	(26.30%)	(18.99%)	(19.69%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$30	$30	$33	$127	$82
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.71%**	2.27%	2.47%	3.14%	1.28%
Expenses with reimbursements and earnings credits	1.71%**	2.26%	2.46%	3.13%	1.25%
Net investment loss	(0.44%)**	(1.11%)	(1.29%)	(1.96%)	(0.40%)
Portfolio turnover rate@	123%	123%	152%	144%	165%

^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.71% (2004), 2.27% (2003), 3.71% (2002), 6.32% (2001), and 1.28% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth and Income Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event

occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders**—**The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses**—**Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates**—**The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees**—**Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares**—**The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $136,533 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket

charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges incurred by DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $36,172 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$761
Class B	$1,615
Class C	$319
Class R	$228
Class T	$63

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $54,460 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,317
Class B	$7,137	$2,379
Class C	$1,438	$480
Class T	$38	$38

During the six months ended June 30, 2004, DSC retained $1,705 in sales commissions from the sales of Class A shares. DSC also retained $6,347 and $580 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $746. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent

amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 110,145
Accumulated Capital Losses	$120,320,075
Federal Tax Cost	$220,772,870
Gross Tax Appreciation of Investments	$ 20,191,991
Gross Tax Depreciation of Investments	$ (7,599,709)
Net Tax Appreciation	$ 12,592,282

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004			Year Ended December 31, 2004		
	Shares		Amount	Shares		Amount
Class A						
Sold	88,873	$	404,107	127,097	$	521,827
Redeemed	(62,761)	$	(283,060)	(28,494)	$	(113,809)
Net Increase	26,112	$	121,047	98,603	$	408,018
Class B						
Sold	156,501	$	682,847	164,031	$	669,282
Redeemed	(38,929)	$	(170,331)	(73,231)	$	(261,636)
Net Increase	117,572	$	512,516	90,800	$	407,646
Class C						
Sold	25,581	$	111,883	55,885	$	224,519
Redeemed	(16,522)	$	(72,441)	(28,811)	$	(103,499)
Net Increase	9,059	$	39,442	27,074	$	121,020
Class F						
Sold	601,015	$	2,787,817	1,278,819	$	5,147,869
Dividends or Distributions Reinvested	0	$	0	34,819	$	159,122
Redeemed	(2,533,712)	$	(11,702,116)	(5,079,072)	$	(19,985,652)
Net Decrease	(1,932,697)	$	(8,914,299)	(3,765,434)	$	(14,678,661)
Class R						
Sold	25,525	$	118,058	70,118	$	283,426
Redeemed	(8,026)	$	(36,310)	(39,808)	$	(155,834)
Net Increase	17,499	$	81,748	30,310	$	127,592
Class T						
Sold	4	$	17	709	$	2,660
Redeemed	(4)	$	(17)	(3,604)	$	(15,033)
Net Increase (Decrease)	0	$	0	(2,895)	$	(12,373)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $123,131,706 and $121,666,861, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.


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Dreyfus Founders Growth and Income Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company [SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Proxy Voting Information
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-GI-04

SEMIANNUAL REPORT

Dreyfus Founders International Equity Fund

Investment Update
June 30, 2004

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Semiannual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website. To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

Management Overview

  

A discussion with co-portfolio managers Remi J. Browne, CFA, left; Daniel B. LeVan, CFA, middle; and Jeffrey R. Sullivan, CFA, right

How did the Fund perform relative to its benchmark in the six months ended June 30, 2004?

Dreyfus Founders International Equity Fund's performance[1] compared favorably to the Fund's benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Index, which posted a 4.34% return for the first six months of 2004.

What dynamics affected international large-capitalization investing during the period?

The global markets got off to a great start in 2004 as the Japanese economic recovery became broader than expected, China continued to experience significant growth across all economic sectors, and the U.S. economy expanded at a 4% clip during the first quarter. However, as the second quarter came to a close, the market's perception shifted from the strong growth environment to concerns about higher global inflation, higher oil prices and rising interest rates. The fear of the Chinese governmental policies slowing growth also weighed heavily on investors. While the first quarter experienced very strong returns, the second quarter ended just slightly positive.

"The Fund benefited from good growth opportunities in some traditionally defensive sectors; the energy, utilities and consumer staples sectors of the Fund all possessed strong-performing stocks."

[1]Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

Performance Highlights

- As the second quarter came to a close, the market's perception shifted from the strong growth environment to concerns about higher global inflation, higher oil prices and rising interest rates.
- The largest positive impact on a country basis to relative Fund performance was found in Germany.
- The Fund's positions in the energy sector exhibited the strongest performance. This was primarily attributable to the increase in energy prices during the period, as well as the specific performance of select individual issues.
- The information technology sector was the most underachieving sector in the Fund on a relative basis.
- Competition within the telecommunications services sector has led to price wars and subsequent margin erosion in the wireless industries in both Europe and Japan.

What factors positively contributed to the Fund's relative performance during the period?

The largest positive impact on a country basis to relative Fund performance was found in Germany. A slight overweighting coupled with strong stock selection propelled the Fund's performance in this geographical area. In Spain, the Fund's strong stock selection and slight underweight position relative to its benchmark also buoyed performance. The Fund also experienced positive relative performance in Canada due to strong performance by nearly every Canadian stock in which the Fund was invested.

Sector allocation and stock selection were both important positive contributors to the Fund's relative return for the first half of 2004. Surprisingly, the Fund benefited from good growth opportunities in some traditionally defensive sectors; the energy, utilities and consumer staples sectors of the Fund all possessed strong-performing stocks during the period.

The Fund's positions in the energy sector exhibited the strongest performance. This was primarily attributable to the increase in energy prices during the period, as well as the specific performance of select individual issues. One stock that added significant value to the Fund was U.K.-based Cairn Energy PLC. Cairn had two major oil discoveries during the first quarter in the Rajasthan region of India, which significantly increased the company's production profile. The stock rallied 125% in the first quarter, at which time the Fund liquidated its position in the company.

Strong stock selection in the healthcare sector also aided relative performance, with such names as **Merck KGaA** contributing to the Fund's return for the period. The pharma-chemical company received approval for a new colon cancer drug during the second quarter for use in Europe, and its liquid crystal business benefited from strong demand from the liquid crystal display (LCD) market.

The Fund's position in the consumer staples sector proved beneficial during the period, as several stocks in this sector experienced price appreciation. Two Japanese names, **Kirin Beverage Corporation** and **Asahi Breweries Limited**, contributed positively to relative performance, with Kirin returning over 30% and Asahi up nearly 21% by the end of the period. Both stocks enjoyed a consumer spending recovery in Japan after several years of quiet activity.

The utilities sector presented opportunities for the Fund, and the sector as a whole was the best performer of all economic sectors in the Index during the period. One of the Fund's holdings in this sector, Finnish electric utility company **Fortum Oyj**, has done well as Nordic power prices have strongly increased and better refining margins have delivered growth to the company's bottom line.

Largest Equity Holdings (country of origin; ticker symbol)

	Holding	%
1.	Vodafone Group PLC (United Kingdom; VOD)	2.65%
2.	Barclays PLC (United Kingdom; BARC)	1.94%
3.	Alpha Bank AE (Greece; ALPHA)	1.86%
4.	BP PLC (United Kingdom; BP)	1.78%
5.	Total SA (France; FP)	1.74%
6.	Royal Bank of Scotland Group PLC (United Kingdom; RBS)	1.60%
7.	Anglo Irish Bank Corporation PLC (Ireland; ANB)	1.56%
8.	Novartis AG (Switzerland; NOV.N)	1.54%
9.	Sumitomo Mitsui Financial Group, Inc. (Japan; 8316)	1.52%
10.	Toyota Motor Corporation (Japan; 7203)	1.41%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders International Equity Fund-Class F
MSCI World ex U.S. Index
$15,221
$13,850
12/95
6/97
6/99
6/01
6/03
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on its inception date of 12/29/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Other individual issues positively impacted the Fund's relative performance during the period as well. **Casio Computer Company Limited** continued to benefit from the consumer spending recovery in Japan. Casio reported strong full-year profits in May and cited strength in digital cameras, a new joint venture with Hitachi for cell phones, better margins and an improved balance sheet as primary reasons for its impressive performance.

Continental AG had a strong first half following a quality first quarter earnings report. The company cited strength in their higher margin braking and suspension systems as the main driver of performance.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
Class A Shares (12/31/99)					
With sales charge (5.75%)	(0.58%)	27.40%	—	—	(12.08%)
Without sales charge	5.53%	35.19%	—	—	(10.92%)
Class B Shares (12/31/99)					
With redemption*	1.13%	30.15%	—	—	(11.93%)
Without redemption	5.13%	34.15%	—	—	(11.58%)
Class C Shares (12/31/99)					
With redemption**	4.14%	33.14%	—	—	(11.63%)
Without redemption	5.14%	34.14%	—	—	(11.63%)
Class F Shares (12/29/95)	5.52%	35.14%	(2.56%)	—	5.07%
Class R Shares (12/31/99)	5.70%	35.52%	—	—	(10.71%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	0.69%	28.72%	—	—	(12.04%)
Without sales charge	5.46%	34.79%	—	—	(11.13%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

Sumitomo Mitsui Financial Group, Inc., a Japanese financial services firm, and **Gamesa Corporacion Tecnologica SA**, a manufacturer and supplier of products and services in the aeronautics and renewable energy sectors, also positively contributed to the Fund's return.

What factors negatively contributed to relative Fund performance during the period?

Hong Kong, Switzerland, Italy and Belgium were four of the markets that most detracted from relative Fund performance due to poor stock selection paired with slight underweight positions. Weak stock selection in Ireland also caused this country to underperform for the Fund.

Two of the sectors that hampered the Fund's relative returns were the information technology and telecommunications services sectors.

The information technology sector was the most underachieving sector in the Fund on a relative basis. Stock selection proved the largest hit as the Fund's holdings in this sector trailed the benchmark. Issues such as **Nokia Oyj** negatively impacted Fund performance as the company suffered a profit warning during the second quarter and subsequently declined 29%. Nokia announced it was losing market share due to lack of focus on the mid-market cell phone models, which are currently en vogue.



Portfolio Composition
20.16% Japan
20.05% United Kingdom
8.61% France
7.35% Germany
6.71% Switzerland
5.74% Netherlands
5.06% Canada
4.45% Australia
18.12% Other Countries
3.75% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

The second-worst performing sector on a relative basis was telecommunications services. Competition within the telecommunications services sector has led to price wars and subsequent margin erosion in the wireless industries in both Europe and Japan. The fixed-line telecommunications business has also been hampered by competition from cable and internet companies eating into revenues and profits. V**odafone Group PLC** experienced a tough first six months of the year, down approximately 11%. The company spent money on its profitless Japanese subsidiary by buying out minority shareholders and making a full commitment to this business.

In spite of the healthcare sector's positive contribution to Fund performance, select stocks did underperform during the period. **Serono SA**, the Swiss pharmaceutical company, declined over 10% for the first six months of the year due to increased competition in the multiple sclerosis (MS) drug area. Competitor Elan Corporation PLC had its MS drug approved during the period, which is expected to take market share away from Serono. GlaxoSmithKline, another pharmaceutical company based in the United Kingdom, has also suffered this year due to increased competition from generic producers. In addition, the company's mid-range pipeline of drugs remained thin.

Other notable underperformers during the period included China Unicom Limited, **WMC Resources Limited**, and Banca Intesa S.p.A.

Our strategy, as always, is to keep our sector and country weights relatively neutral to the Index and to spend our risk dollars on stock selection. We are focused on seeking companies that best combine better-than-average business momentum and attractive valuations.

Remi J. Browne, CFA	Daniel B. LeVan, CFA	Jeffrey R. Sullivan, CFA
Co-Portfolio Manager	Co-Portfolio Manager	Co-Portfolio Manager

Statement of Investments

June 30, 2004 *(unaudited)*

Shares		Market Value
Common Stocks (Foreign)—95.9%		
Aerospace & Defense—0.8%		
22,200	Gamesa Corporacion Tecnologica SA (SP)	$ 327,100
Application Software—1.3%		
3,140	SAP AG (GE)	523,397
Auto Parts & Equipment—0.7%		
7,100	Canadian Tire Corporation Limited Class A (CA)	258,942
Automobile Manufacturers—3.4%		
38,600	Nissan Motor Company Limited (JA)	429,105
4,700	Renault SA (FR)	357,975
13,800	Toyota Motor Corporation (JA)	559,007
		1,346,087
Biotechnology—0.7%		
420	Serono SA (SZ)	264,596
Brewers—2.7%		
41,200	Asahi Breweries Limited (JA)	454,233
35,400	Fraser & Neave Limited (SG)	287,721
24,600	SABMiller PLC (UK)	318,319
		1,060,273
Broadcasting & Cable TV—1.0%		
15,400	Mediaset SPA (IT)	175,566
24,200	Publishing & Broadcasting Limited (AU)	216,628
		392,194
Communications Equipment—2.2%		
14,400	Nokia Oyj (FI)	207,792
2,153	Sagem SA (FR)	240,212
144,000	Telefonaktiebolaget LM Ericsson (SW)	424,373
		872,377

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	FR	France	NE	Netherlands
AT	Austria	GE	Germany	NW	Norway
BD	Bermuda	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	RS	Russia
BR	Brazil	ID	Indonesia	SG	Singapore
CA	Canada	IE	Ireland	SL	Solvak Republic
CI	Channel Islands	IN	India	SP	Spain
CN	China	IT	Italy	SW	Sweden
CY	Cyprus	JA	Japan	SZ	Switzerland
DE	Denmark	MA	Malaysia	TH	Thailand
FI	Finland	MX	Mexico	UK	United Kingdom

Shares		Market Value
Computer Storage & Peripherals—1.2%		
14,300	ATI Technologies, Inc. (CA)*	$ 268,338
4,300	Logitech International SA (SZ)*	195,704
		464,042
Construction & Engineering—0.5%		
12,300	ACS, Actividades de Construccion y Servicios SA (SP)	207,270
Construction Materials—1.2%		
155,200	Aggregate Industries PLC (UK)	230,802
50,100	Boral Limited (AU)	225,459
		456,261
Construction, Farm Machinery & Heavy Trucks—0.5%		
5,800	Volvo AB Class B (SW)	201,726
Consumer Electronics—3.6%		
27,000	Casio Computer Company Limited (JA)	408,780
9,300	Citizen Electronics Company Limited (JA)	528,433
5,800	Koninklijke (Royal) Philips Electronics NV (NE)	156,167
20,000	Sharp Corporation (JA)	319,479
		1,412,859
Consumer Finance—0.6%		
3,900	Sanyo Shinpan Finance Company Limited (JA)	222,673
Diversified Banks—12.3%		
8,800	ABN AMRO Holding NV (NE)	192,510
28,920	Alpha Bank AE (GR)	735,403
39,600	Anglo Irish Bank Corporation PLC (IE)	619,126
90,319	Barclays PLC (UK)	769,448
8,807	BNP Paribas SA (FR)	541,664
31,100	HBOS PLC (UK)	384,943
37	Mitsubishi Tokyo Financial Group, Inc. (JA)	342,483
22,034	Royal Bank of Scotland Group PLC (UK)	634,566
17,600	Skandinaviska Enskilda Banken (SW)	254,666
4,700	Societe Generale (FR)	399,434
		4,874,243
Diversified Capital Markets—1.7%		
11,200	Credit Suisse Group (SZ)	397,956
3,770	UBS AG (SZ)	265,652
		663,608
Diversified Metals & Mining—1.7%		
81,600	WMC Resources Limited (AU)	279,674
30,300	Xstrata PLC (UK)	404,989
		684,663
Electric Utilities—2.3%		
5,700	E.ON AG (GE)	410,561
39,900	Fortum Oyj (FI)	509,734
		920,295

See notes to statement of investments.

Shares		Market Value
Electronic Equipment Manufacturers—2.9%		
1,800	Keyence Corporation (JA)	$ 410,594
2,400	Kyocera Corporation (JA)	203,675
7,100	TDK Corporation (JA)	538,771
		1,153,040
Food Retail—1.9%		
3,900	Delhaize Group (BE)	199,532
3,000	Guyenne et Gascogne AG (FR)	346,027
41,900	Tesco PLC (UK)	202,319
		747,878
Forest Products— 0.5%		
18,400	Canfor Corporation (CA)*	208,592
Gas Utilities—0.8%		
79,200	Centrica PLC (UK)	322,459
Home Furnishings—0.6%		
4,700	Hunter Douglas NV (NE)	228,738
Homebuilding—0.9%		
33,400	Barratt Developments PLC (UK)	357,078
Household Products—0.5%		
7,600	Reckitt Benckiser PLC (UK)	215,154
Hypermarkets & Super Centers—0.7%		
5,900	Metro AG (GE)	279,961
Industrial Conglomerates—2.0%		
251,400	Cookson Group PLC (UK)*	191,491
71,000	Keppel Corporation Limited (SG)	290,595
4,400	Siemens AG (GE)	316,657
		798,743
Industrial Machinery—1.4%		
41,000	NSK Limited (JA)	204,032
7,200	Saurer AG (SZ)*	368,221
		572,253
Integrated Oil & Gas—7.0%		
9,819	BP PLC (UK)	704,967
16,100	Husky Energy, Inc. (CA)	307,999
1,960	OMV AG (AT)	381,579
19,800	Repsol YPF SA (SP)	433,629
35,850	Shell Transport & Trading Company PLC (UK)	262,991
3,618	Total SA (FR)	689,793
		2,780,958
Integrated Telecommunication Services—2.7%		
11,000	Deutsche Telekom AG (GE)*	193,393
66,500	Koninklijke NV (NE)	506,497
55,100	Telenor ASA (NW)	383,152
		1,083,042
Leisure Products—0.9%		
15,800	Sankyo Company Limited (JA)	342,455
Marine—0.6%		
184,000	Neptune Orient Lines Limited (SG)	252,099

Shares		Market Value
Multi-Line Insurance—1.0%		
20,200	Aviva PLC (UK)	$ 208,448
4,100	Baloise Holding Limited (SZ)	178,090
		386,538
Oil & Gas Exploration & Production—3.4%		
14,600	Canadian National Resources Limited (CA)	436,105
13,500	Eni SPA (IT)	268,062
6,100	Norsk Hydro ASA (NW)	396,458
277,700	Oil Search Limited (AU)	255,356
		1,355,981
Oil & Gas Refining, Marketing, & Transportation—0.6%		
37,400	Caltex Australia Limited (AU)	240,475
Other Diversified Financial Services—1.7%		
19,800	ING Groep NV (NE)	467,356
7,300	Sun Life Financial, Inc. (CA)	209,124
		676,480
Packaged Foods & Meats—1.6%		
13,600	Koninklijke Wessanen NV (NE)	195,586
21,000	Nisshin Seifun Group, Inc. (JA)	213,243
193,000	Want Want Holdings Limited (SG)	212,300
		621,129
Pharmaceuticals—9.8%		
8,250	AstraZeneca Group PLC (UK)	370,158
4,800	Aventis SA (FR)	362,380
14,600	Axcan Pharma, Inc. (CA)*	308,050
12,600	Eisai Company Limited (JA)	362,590
7,100	Merck KGaA (GE)	429,334
13,859	Novartis AG (SZ)	611,394
9,000	Ono Pharmaceuticals Company Limited (JA)	423,132
28,500	Shire Pharmaceuticals Group PLC (UK)*	248,871
6,100	Takeda Chemical Industries Limited (JA)	267,782
38,100	Warner Chilcott PLC (UK)	480,223
		3,863,914
Precious Metals & Minerals—0.8%		
18,700	ThyssenKrupp AG (GE)	319,668
Property & Casualty Insurance—0.9%		
100,100	Insurance Australia Group Limited (AU)	348,659
Publishing—0.6%		
22,800	Johnston Press PLC (UK)	234,244
Real Estate Investment Trusts—1.5%		
88	Sumitomo Mitsui Financial Group, Inc. (JA)	603,253
Real Estate Management & Development—0.8%		
4,000	Wereldhave NV (NE)	328,994
Semiconductor Equipment—0.5%		
11,000	ASML Holding NV (NE)*	186,166

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Semiconductors—0.9%		
8,000	Micronas Semiconductor Holding AG (SZ)*	$ 363,782
Soft Drinks—1.6%		
39,200	Coca-Cola Amatil Limited (AU)	189,241
18,500	Kirin Beverage Corporation (JA)	435,733
		624,974
Thrifts & Mortgage Finance—0.8%		
24,200	Northern Rock PLC (UK)	317,532
Tires & Rubber—1.1%		
8,800	Continental AG (GE)	424,529
Trading Companies & Distributors—0.5%		
19,000	Mitsubishi Corporation (JA)	184,576
Wireless Telecommunication Services—6.0%		
13,700	Bouygues SA (FR)	458,722
87	KDDI Corporation (JA)	497,530
180,000	SmarTone Telecommunications Holdings Limited (HK)	197,313
31,900	Telecom Italia Mobile SPA (IT)	180,866
479,775	Vodafone Group PLC (UK)	1,050,650
		2,385,081
Total Common Stocks (Foreign) (Cost—$28,621,455)		37,961,031

Principal Amount		Amortized Value
Corporate Short-Term Notes—3.5%		
Agricultural Products—3.5%		
$1,400,000	Archer-Daniels-Midland Company 1.43% 7/1/04†	$ 1,400,000
Total Corporate Short-Term Notes (Amortized Cost—$1,400,000)		1,400,000
Total Investments—99.4% (Total Cost—$30,021,455)		39,361,031
Other Assets and Liabilities—0.6%		241,943
Net Assets—100.0%		$39,602,974

Notes to Statement of Investments

* *Non-income producing.*

† *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale.*

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 30,021,455
Investment securities, at market	39,361,031
Cash	118,361
Foreign currency (cost $19,288)	18,778
Receivables:	
Investment securities sold	212,195
Capital shares sold	162,436
Dividends	34,256
From adviser	7,801
From transfer agent	227
Other	31,581
Total Assets	39,946,666
Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	210,255
Capital shares redeemed	24,481
Advisory fees	24,078
Shareholder servicing fees	7,675
Accounting fees	3,210
Distribution fees	4,365
Transfer agency fees	8,557
Custodian fees	21,094
Other	39,977
Total Liabilities	343,692
Net Assets	$ 39,602,974
Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 66,477,490
Undistributed net investment income	294,556
Accumulated net realized loss from security transactions	(36,510,591)
Net unrealized appreciation on investments and foreign currency translation	9,341,519
Total	$ 39,602,974

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2004 *(unaudited) (continued)*

Class A		
Net Assets	$	23,229,730
Shares Outstanding		2,252,917
Net Asset Value, Redemption Price Per Share	$	10.31
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	10.94
Class B		
Net Assets	$	2,191,800
Shares Outstanding		218,364
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	10.04
Class C		
Net Assets	$	465,533
Shares Outstanding		46,455
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	10.02
Class F		
Net Assets	$	10,190,696
Shares Outstanding		987,313
Net Asset Value, Offering and Redemption Price Per Share	$	10.32
Class R		
Net Assets	$	3,340,224
Shares Outstanding		321,773
Net Asset Value, Offering and Redemption Price Per Share	$	10.38
Class T		
Net Assets	$	184,991
Shares Outstanding		18,086
Net Asset Value, Redemption Price Per Share	$	10.23
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	10.71

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 655,278
Interest	4,639
Foreign taxes withheld	(81,433)
Total Investment Income	578,484
Expenses	
Advisory fees—Note 2	196,145
Shareholder servicing fees—Note 2	45,931
Accounting fees—Note 2	19,615
Distribution fees—Note 2	23,265
Transfer agency fees—Note 2	41,043
Registration fees	31,997
Postage and mailing expenses	1,046
Custodian fees and expenses—Note 2	33,253
Printing expenses	11,040
Legal and audit fees	2,438
Directors' fees and expenses—Note 2	3,947
Other expenses	5,791
Total Expenses	415,511
Earnings Credits	(485)
Reimbursed/Waived Expenses	(133,851)
Net Expenses	281,175
Net Investment Income	297,309
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	3,209,367
Foreign Currency Transactions	(5,604)
Net Realized Gain	3,203,763
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(1,331,918)
Net Realized and Unrealized Gain	1,871,845
Net Increase in Net Assets Resulting from Operations	$ 2,169,154

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 297,309	$ 254,642
Net Realized Gain (Loss) on Security and Foreign Currency Transactions	3,203,763	(5,296,540)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(1,331,918)	16,056,126
Net Increase in Net Assets Resulting from Operations	2,169,154	11,014,228
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	0	(156,488)
Class B	0	(1,759)
Class F	0	(71,823)
Class R	0	(28,532)
Class T	0	(910)
Net Decrease from Dividends and Distributions	0	(259,512)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(439,639)	(1,959,586)
Class B	(299,253)	(450,587)
Class C	(40,936)	(190,274)
Class F	(246,076)	(2,350,311)
Class R	14,915	(204,031)
Class T	3,144	(57,906)
Net Decrease from Capital Share Transactions	(1,007,845)	(5,212,695)
Net Increase in Net Assets	1,161,309	5,542,021
Net Assets		
Beginning of period	$ 38,441,665	$ 32,899,644
End of period	$ 39,602,974	$ 38,441,665
Undistributed Net Investment Income (Loss)	$ 294,556	$ (2,753)

See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$9.77	$7.19	$10.03	$14.42	$19.88
Income from investment operations:					
Net investment income (loss)	0.08	0.06	0.01	(0.00)+	(0.03)
Net realized and unrealized gains (losses) on securities	0.46	2.59	(2.84)	(4.39)	(3.53)
Total from investment operations	0.54	2.65	(2.83)	(4.39)	(3.56)
Less dividends and distributions:					
From net investment income	0.00	(0.07)	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.07)	(0.01)	0.00	(1.90)
Net Asset Value, end of period	$10.31	$9.77	$7.19	$10.03	$14.42
Total Return*	5.53%	36.84%	(28.19%)	(30.44%)	(17.60%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$23,230	$22,432	$18,217	$29,151	$4,434
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.41%**	1.41%	1.40%	1.46%	1.82%
Expenses with reimbursements and earnings credits	1.40%**	1.40%	1.40%	1.44%	1.77%
Net investment income (loss)	1.55%**	0.80%	0.13%	(0.74%)	(0.36%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

\+ *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.06% (2004), 2.48% (2003), 2.18% (2002), 1.78% (2001), and 1.82% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$9.55	$7.03	$9.87	$14.29	$19.88
Income from investment operations:					
Net investment income (loss)	0.04†	(0.08)	(0.11)	(0.12)	(0.09)
Net realized and unrealized gains (losses) on securities	0.45	2.61	(2.73)	(4.30)	(3.60)
Total from investment operations	0.49	2.53	(2.84)	(4.42)	(3.69)
Less dividends and distributions:					
From net investment income	0.00	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.01)	0.00	0.00	(1.90)
Net Asset Value, end of period	$10.04	$9.55	$7.03	$9.87	$14.29
Total Return*	5.13%	35.95%	(28.77%)	(30.93%)	(18.27%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$2,192	$2,372	$2,201	$3,786	$5,129
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.15%**	2.16%	2.16%	2.28%	2.57%
Expenses with reimbursements and earnings credits	2.15%**	2.15%	2.15%	2.26%	2.52%
Net investment income (loss)	0.76%**	0.07%	(0.61%)	(1.03%)	(1.18%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.86% (2004), 3.32% (2003), 2.91% (2002), 2.67% (2001) and 2.57% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$9.53	$7.02	$9.86	$14.27	$19.88
Income from investment operations:					
Net investment income (loss)	0.04†	(0.26)	(0.29)	(0.16)	(0.07)
Net realized and unrealized gains (losses) on securities	0.45	2.77	(2.55)	(4.25)	(3.64)
Total from investment operations	0.49	2.51	(2.84)	(4.41)	(3.71)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	0.00	(1.90)
Net Asset Value, end of period	$10.02	$9.53	$7.02	$9.86	$14.27
Total Return*	5.14%	35.76%	(28.80%)	(30.90%)	(18.37%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$466	$482	$532	$1,429	$2,635
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.15%**	2.16%	2.16%	2.29%	2.55%
Expenses with reimbursements and earnings credits	2.15%**	2.15%	2.15%	2.26%	2.50%
Net investment income (loss)	0.78%**	0.08%	(0.63%)	(0.99%)	(1.18%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.85% (2004), 3.25% (2003), 3.11% (2002), 2.85% (2001), and 2.55% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year Ended December 31, 2003	2002	2001	2000	1999
Class F Shares						
Per Share Operating Data						
Net Asset Value, beginning of period	$9.78	$7.18	$10.03	$14.40	$19.87	$14.03
Income from investment operations:						
Net investment income (loss)	0.07	(0.01)	(0.05)	(0.07)	(0.08)	(0.05)
Net realized and unrealized gains (losses) on securities	0.47	2.68	(2.79)	(4.30)	(3.49)	8.07
Total from investment operations	0.54	2.67	(2.84)	(4.37)	(3.57)	8.02
Less dividends and distributions:						
From net investment income	0.00	(0.07)	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)	(2.18)
Total distributions	0.00	(0.07)	(0.01)	0.00	(1.90)	(2.18)
Net Asset Value, end of period	$10.32	$9.78	$7.18	$10.03	$14.40	$19.87
Total Return	5.52%	37.17%	(28.30%)	(30.35%)	(17.65%)	58.71%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$10,191	$9,837	$9,321	$16,640	$30,040	$35,607
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.40%**	1.40%	1.40%	1.55%	1.84%	1.82%
Expenses with reimbursements and earnings credits	1.40%**	1.40%	1.40%	1.52%	1.80%	1.80%
Net investment income (loss)	1.54%**	0.80%	0.12%	(0.26%)	(0.55%)	(0.36%)
Portfolio turnover rate@	73%	144%	220%	213%	184%	205%

** *Annualized.*

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.19% (2004), 2.52% (2003), 2.13% (2002), 1.99% (2001), 1.95% (2000) and 1.99% (1999).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$9.82	$7.22	$10.08	$14.45	$19.88
Income from investment operations:					
Net investment income (loss)	0.09	0.09	0.02	(0.00)+	(0.01)
Net realized and unrealized gains (losses) on securities	0.47	2.60	(2.85)	(4.37)	(3.52)
Total from investment operations	0.56	2.69	(2.83)	(4.37)	(3.53)
Less dividends and distributions:					
From net investment income	0.00	(0.09)	(0.03)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.09)	(0.03)	0.00	(1.90)
Net Asset Value, end of period	$10.38	$9.82	$7.22	$10.08	$14.45
Total Return	5.70%	37.27%	(28.10%)	(30.24%)	(17.45%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$3,340	$3,146	$2,470	$6,102	$2,716
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.15%**	1.15%	1.16%	1.28%	1.63%
Expenses with reimbursements and earnings credits	1.15%**	1.15%	1.15%	1.26%	1.53%
Net investment income (loss)	1.81%**	1.03%	0.27%	(0.04%)	(0.40%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

\+ *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

** *Annualized.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.69% (2004), 1.95% (2003), 1.71% (2002), 1.57% (2001), and 1.63% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$9.70	$7.14	$9.97	$14.37	$19.88
Income from investment operations:					
Net investment income (loss)	0.07	0.00+	(0.10)	(0.09)	(0.06)
Net realized and unrealized gains (losses) on securities	0.46	2.61	(2.73)	(4.31)	(3.55)
Total from investment operations	0.53	2.61	(2.83)	(4.40)	(3.61)
Less dividends and distributions:					
From net investment income	0.00	(0.05)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.05)	0.00	0.00	(1.90)
Net Asset Value, end of period	$10.23	$9.70	$7.14	$9.97	$14.37
Total Return*	5.46%	36.58%	(28.39%)	(30.62%)	(17.85%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$185	$172	$158	$343	$654
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.66%**	1.65%	1.65%	1.80%	2.03%
Expenses with reimbursements and earnings credits	1.65%**	1.65%	1.65%	1.77%	1.98%
Net investment income (loss)	1.36%**	0.67%	(0.12%)	(0.53%)	(0.70%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

\+ *Net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.30% (2004), 2.88% (2003), 4.00% (2002), 2.86% (2001), and 2.03% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event

occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally invests a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders**—**The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses**—**Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates**—**The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees**—**Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares and 1.65% for Class T shares. These reductions are made pursuant to a permanent contractual commitment. For the six months ended June 30, 2004, $128,140 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares**—**The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an

annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $13,588 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges incurred by DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $4,869 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$26,325
Class B	$3,271
Class C	$677
Class R	$1,921
Class T	$207

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $12,621 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and

Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$28,641
Class B	$8,581	$2,860
Class C	$1,832	$611
Class T	$231	$231

During the six months ended June 30, 2004, DSC retained $37 and $68 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $6,155 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $5,711. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all

or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2007 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 2,512
Accumulated Capital Losses	$ 39,617,964
Post-October Currency Loss Deferral	$ 838
Federal Tax Cost	$ 30,070,528
Gross Tax Appreciation of Investments	$ 9,514,169
Gross Tax Depreciation of Investments	$ (223,666)
Net Tax Appreciation	$ 9,290,503

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004		Year ended December 31, 2003	
	Shares	Amount	Shares	Amount
Class A				
Sold	84,955	$ 864,744	724,401	$ 5,318,119
Dividends or Distributions Reinvested	0	$ 0	15,239	$ 147,964
Redeemed	(128,196)	$ (1,304,383)	(978,731)	$ (7,425,669)
Net Decrease	(43,241)	$ (439,639)	(239,091)	$ (1,959,586)
Class B				
Sold	4,032	$ 39,945	72,988	$ 520,427
Dividends or Distributions Reinvested	0	$ 0	146	$ 1,391
Redeemed	(34,170)	$ (339,198)	(137,735)	$ (972,405)
Net Decrease	(30,138)	$ (299,253)	(64,601)	$ (450,587)
Class C				
Sold	4,337	$ 42,826	165,203	$ 1,132,327
Redeemed	(8,425)	$ (83,762)	(190,526)	$ (1,322,601)
Net Decrease	(4,088)	$ (40,936)	(25,323)	$ (190,274)
Class F				
Sold	360,373	$ 3,623,648	1,515,865	$ 11,180,704
Dividends or Distributions Reinvested	0	$ 0	6,797	$ 66,066
Redeemed	(379,134)	$ (3,869,724)	(1,814,806)	$ (13,597,081)
Net Decrease	(18,761)	$ (246,076)	(292,144)	$ (2,350,311)
Class R				
Sold	23,695	$ 243,158	146,346	$ 1,105,834
Dividends or Distributions Reinvested	0	$ 0	2,764	$ 26,981
Redeemed	(22,141)	$ (228,243)	(170,854)	$ (1,336,846)
Net Increase (Decrease)	1,554	$ 14,915	(21,744)	$ (204,031)
Class T				
Sold	1,369	$ 13,756	97,501	$ 651,910
Dividends or Distributions Reinvested	0	$ 0	91	$ 882
Redeemed	(1,047)	$ (10,612)	(101,973)	$ (710,698)
Net Increase (Decrease)	322	$ 3,144	(4,381)	$ (57,906)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $12,676,689 and $14,693,097, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.


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Dreyfus Founders
International Equity Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-INE-04

SEMIANNUAL REPORT

Dreyfus Founders Mid-Cap Growth Fund

Investment Update
June 30, 2004

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report



Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Semiannual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website. To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW




A discussion with portfolio manager John B. Jares, CFA, left, and assistant portfolio manager Daniel E. Crowe, CFA

How did the Fund perform relative to its benchmark for the six months ended June 30, 2004?

For the six-month period ended June 30, 2004, the Dreyfus Founders Mid-Cap Growth Fund posted a competitive return[1] versus its growth benchmark, the Russell Midcap Growth Index, which returned 5.94% for the period.

What economic or market dynamics set the investing environment during the period?

The market's overall performance during the first half of 2004 was driven by strong growth in corporate earnings, which were owed mainly to continued improvements in the economic environment. However, this benefit was somewhat offset during the period by multiple contractions of the overall market, due to concerns regarding the anticipated increase in the federal funds rate as well as the threat of inflation.

Mr. Jares, what changes were made to the Fund after you assumed management responsibilities?

The investment philosophy employed to manage the Fund has remained the same; we rely on a bottom-up, fundamental approach to stock picking.

Some modest changes have been made to the Fund's portfolio, however, through the addition and liquidation of some stocks in May and June.

"As the economic recovery took hold, the employment picture began to improve, which in turn drove the strong growth of consumer-focused companies."

[1]Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

Performance Highlights

- The market's overall performance during the first half of 2004 was driven by strong growth in corporate earnings, which were owed mainly to continued improvements in the economic environment.
- As the economic recovery took hold, the employment picture began to improve, which in turn drove the strong growth of consumer-focused companies. Due to this fact, the Fund's strong stock selection in the consumer discretionary sector was the largest contributor to the Fund's relative performance for the period.
- The Fund's underweighting in the information technology sector, coupled with strong stock selection, increased the Fund's overall relative return.
- The healthcare sector weighed heavily on relative Fund performance. Poor stock selection and an underweight position impeded the Fund's relative return.
- The financials sector encountered numerous difficult economic events during the period.

Companies that we expected to exhibit improving fundamentals and that had compelling valuations were added to the Fund. Such companies included **Apple Computer, Inc.**, **Bed Bath & Beyond, Inc.**, and **The PMI Group, Inc.**

Conversely, positions were sold in investments where either the target price had been reached, the improvement in fundamentals appeared to be slowing, or changes in business conditions had materially impacted the stock's investment thesis. Names including Corinthian Colleges, Inc., Barr Pharmaceuticals, Inc., and Ameritrade Holding Corporation were among those sold due to such changes during the reporting period.

What management decisions positively impacted Fund performance during the period?

As the economic recovery took hold, the employment picture began to improve, which in turn drove the strong growth of consumer-focused companies. Due to this fact, the Fund's strong stock selection in the consumer discretionary sector was the largest contributor to the Fund's relative performance for the period. For example, **Getty Images, Inc.**, a provider of stock photography, continued to leverage the electronic distribution of digital images, which drove higher profits.

Royal Caribbean Cruises Limited also positively contributed to relative Fund performance as an increase in demand for leisure travel helped boost the stock's share price.

While information technology companies continued to post strong results overall, the valuations of these companies appeared to already adequately reflect their prospects. The Fund's underweighting in the information technology sector, coupled with strong stock selection, increased the Fund's overall relative return. **Zebra Technologies Corporation** performed well based on robust growth in its barcoding and card imaging business. **Activision, Inc.**, a publisher of interactive entertainment software products, also performed well during the period.

The industrials sector, which benefited from the improving economy, also buoyed Fund performance during the period due to both an overweight position and strong performance by select stocks. **J.B. Hunt Transport Services, Inc.** was one such strong performer in this sector. The transportation company benefited from a tight trucking supply and a more rational competitive environment, and saw its operating margins more than double on a year-over-year basis in the first quarter of 2004. **Danaher Corporation** and **Fastenal Company** both saw strong revenue and earnings growth associated with improvements in the industrials sector.

Largest Equity Holdings (ticker symbol)

	Holding	%
1.	Getty Images, Inc. (GYI)	4.07%
2.	iShares Russell 2000 Growth Index Fund (IWO)	4.01%
3.	Bed Bath & Beyond, Inc. (BBBY)	2.95%
4.	Danaher Corporation (DHR)	2.80%
5.	Maxim Integrated Products, Inc. (MXIM)	2.79%
6.	Manpower, Inc. (MAN)	2.62%
7.	Fastenal Company (FAST)	2.46%
8.	Zebra Technologies Corporation (ZBRA)	2.34%
9.	Amdocs Limited (DOX)	2.31%
10.	Fiserv, Inc. (FISV)	2.24%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Mid-Cap Growth Fund-Class F
Russell Midcap Growth Index
$28,092
$16,910
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 6/30/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Although the healthcare sector did not benefit relative Fund performance overall, some individual issues did perform well. **Teva Pharmaceutical Industries Limited** positively contributed to Fund performance, as the company experienced an influx in demand. Numerous pharmaceutical buyers began to choose less costly but equally effective generic drugs over their branded counterparts, and Teva was able to reap some of the benefits of this shift in the industry. EON Labs, Inc., a supplier of generic pharmaceuticals, also benefited from this industry trend.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
Class A Shares (12/31/99)					
With sales charge (5.75%)	0.00%	18.79%	—	—	(10.25%)
Without sales charge	5.97%	26.01%	—	—	(9.06%)
Class B Shares (12/31/99)					
With redemption*	1.54%	20.83%	—	—	(9.84%)
Without redemption	5.54%	24.83%	—	—	(9.58%)
Class C Shares (12/31/99)					
With redemption**	4.33%	23.48%	—	—	(9.91%)
Without redemption	5.33%	24.48%	—	—	(9.91%)
Class F Shares (9/8/61)	6.15%	26.25%	(3.07%)	5.39%	N/A
Class R Shares (12/31/99)	5.90%	25.67%	—	—	(8.86%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	0.85%	18.94%	—	—	(10.77%)
Without sales charge	5.60%	24.74%	—	—	(9.85%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with mid-cap investing, such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

What management decisions hindered Fund performance during the period?

The healthcare sector weighed heavily on relative Fund performance. Poor stock selection and an underweight position impeded the Fund's relative return. Healthcare stocks such as **Select Medical Corporation** and Barr Pharmaceuticals, Inc. were among the worst performers during the period. A proposed rule change by the Centers for Medicare & Medicaid Services (CMS) led to a severe correction in Select Medical's share price during the period. Barr Pharmaceuticals experienced increased market competition, which in turn raised concerns regarding Barr's growth outlook.

The Fund's performance in the consumer staples sector was greatly hampered by underexposure as well as poor stock selection.

The financials sector encountered numerous difficult economic events during the period. The Federal Reserve Board signaled that an increase in the federal funds rate was imminent, and the anticipation of a flattening yield curve had a negative impact on regional banks. Furthermore, regional banks were trading at historically high valuations during the period, leaving few attractive investments. Lastly, a slowdown in retail investor activity led retail brokerage services companies such as Ameritrade Holding Corporation to lower their expectations for earnings. New York Community Bancorp, Inc. was adversely impacted due to poor interest rate risk management.


Portfolio Composition
27.53% Consumer Discretionary
22.49% Information Technology
16.85% Healthcare
15.57% Industrials
4.87% Financials
4.55% Materials
1.52% Energy
5.81% Other
0.81% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Although the Fund's performance in the information technology sector had a beneficial effect on overall performance during the period, select technology holdings did underperform. Among those were Fairchild Semiconductor International, Inc., Maxtor Corporation, and QLogic Corporation. Increased order cancellations and push-outs led to a decline in Fairchild Semiconductor's share price. Maxtor underperformed as the company lowered earnings guidance due to channel inventory issues and pricing declines. In the first calendar quarter of the year, QLogic experienced an unexpected decline in host bus adapter (HBA) orders, which required the company to lower its earnings expectations.

Other poor-performing stocks during the period included for-profit education services company, Corinthian Colleges, Inc. Corinthian suffered from a number of factors in the second half of the period. Expectations became overly optimistic, while closings of existing facilities and potential future closings became a concern. Industry concerns also surfaced based on issues at other for-profit educational services companies. Another underachieving issue was **GTECH Holdings Corporation**, an operator of online lottery transaction processing systems. A Brazilian court ordered GTECH Holdings to reserve 30% of its revenues for the possibility of an adverse outcome to a current lawsuit in which the company is involved. This ruling led to concerns regarding the company's operations in Brazil, which constitute 10% of the company's revenues and earnings.

As we move forward, we will focus on our bottom-up investment process and work diligently to seek the most attractive mix of potential reward and risk.

John B. Jares, CFA
Portfolio Manager

Daniel E. Crowe, CFA
Assistant Portfolio Manager

Statement of Investments

June 30, 2004 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—96.0%		
Apparel, Accessories & Luxury Goods—1.6%		
40,075	Coach, Inc.*	$ 1,810,981
Application Software—3.4%		
26,775	Autodesk, Inc.	1,146,238
49,550	Cadence Design Systems, Inc.*	724,917
38,550	Mercury Interactive Corporation*	1,920,947
		3,792,102
Casinos & Gaming—3.3%		
17,600	GTECH Holdings Corporation	815,056
29,950	International Game Technology	1,156,070
36,200	Station Casinos, Inc.	1,752,080
		3,723,206
Communications Equipment—0.9%		
30,100	Adtran, Inc.	1,004,437
Computer & Electronics Retail—1.0%		
21,775	Best Buy Company, Inc.	1,104,864
Computer Hardware—1.7%		
60,750	Apple Computer, Inc.*	1,976,805
Computer Storage & Peripherals—0.7%		
7,725	Lexmark International, Inc.*	745,694
Construction Materials—2.0%		
51,875	Lafarge North America, Inc.	2,246,188
Consumer Electronics—1.1%		
13,375	Harman International Industries, Inc.	1,217,125
Data Processing & Outsourced Services—2.2%		
65,175	Fiserv, Inc.*	2,534,656
Department Stores—2.4%		
26,675	Kohl's Corporation*	1,127,819
36,600	Nordstrom, Inc.	1,559,526
		2,687,345
Diversified Banks—1.0%		
19,700	TCF Financial Corporation	1,143,585
Diversified Commercial Services—2.9%		
11,700	Apollo Group, Inc. Class A*	1,032,993
79,939	ARAMARK Corporation Class B	2,299,046
		3,332,039
Electronic Equipment Manufacturers—1.7%		
126,900	Symbol Technologies, Inc.	1,870,506
Employment Services—2.6%		
58,300	Manpower, Inc.	2,959,891

Shares		Market Value
Exchange Traded Funds—5.8%		
27,750	iShares Goldman Sachs Networking Index Fund*	$ 879,120
30,375	iShares Goldman Sachs Software Index Fund*	1,160,325
72,475	iShares Russell 2000 Growth Index Fund	4,534,761
		6,574,206
Healthcare Equipment—5.9%		
37,950	Biomet, Inc.	1,686,498
28,425	Boston Scientific Corporation*	1,216,590
47,437	DENTSPLY International, Inc.	2,471,468
17,125	St. Jude Medical, Inc.*	1,295,506
		6,670,062
Healthcare Facilities—1.3%		
112,800	Select Medical Corporation	1,513,776
Healthcare Services—1.9%		
27,175	Caremark Rx, Inc.*	895,145
16,200	Express Scripts, Inc.*	1,283,526
		2,178,671
Home Entertainment Software—1.3%		
89,700	Activision, Inc.*	1,426,230
Home Furnishings—2.8%		
71,550	Leggett & Platt, Inc.	1,911,101
16,525	Mohawk Industries, Inc.*	1,211,778
		3,122,879
Homebuilding—0.5%		
14,250	Toll Brothers, Inc.*	603,060
Industrial Conglomerates—2.8%		
61,110	Danaher Corporation	3,168,554
Industrial Gases—1.0%		
28,325	Praxair, Inc.	1,130,451
Leisure Facilities—2.1%		
55,375	Royal Caribbean Cruises Limited	2,403,829
Managed Healthcare—2.7%		
14,025	Anthem, Inc.*	1,256,079
15,550	WellPoint Health Networks, Inc.*	1,741,756
		2,997,835
Metal & Glass Containers—1.6%		
24,575	Ball Corporation	1,770,629
Office Electronics—2.3%		
30,400	Zebra Technologies Corporation*	2,644,800
Oil & Gas Equipment & Services—0.4%		
9,700	BJ Services Company*	444,648
Oil & Gas Exploration & Production—1.1%		
29,427	Apache Corporation	1,281,546

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Other Diversified Financial Services—1.8%		
28,300	Ambac Financial Group, Inc.	$ 2,078,352
Pharmaceuticals—4.1%		
66,000	Andrx Corporation*	1,843,380
27,625	Medicis Pharmaceutical Corporation Class A	1,103,619
60,700	MGI Pharma, Inc.*	1,639,507
		4,586,506
Publishing—5.3%		
76,625	Getty Images, Inc.*	4,597,500
19,800	McClatchy Company Class A	1,388,970
		5,986,470
Railroads—1.0%		
19,000	Union Pacific Corporation	1,129,550
Restaurants—1.7%		
39,325	Brinker International, Inc.*	1,341,769
15,225	Yum! Brands, Inc.	566,675
		1,908,444
Semiconductors—4.7%		
60,100	Maxim Integrated Products, Inc.	3,150,442
16,275	NVIDIA Corporation*	333,638
75,275	Semtech Corporation*	1,771,974
		5,256,054
Specialty Stores—5.8%		
86,825	Bed Bath & Beyond, Inc.*	3,338,421
28,525	Guitar Center, Inc.*	1,268,507
67,950	Staples, Inc.	1,991,615
		6,598,543
Technology Distributors—1.4%		
25,150	CDW Corporation	1,603,564
Thrifts & Mortgage Finance—2.0%		
52,725	The PMI Group, Inc.	2,294,592
Trading Companies & Distributors—4.2%		
48,925	Fastenal Company	2,780,408
35,050	W.W. Grainger, Inc.	2,015,375
		4,795,783
Trucking—2.0%		
58,075	J.B. Hunt Transport Services, Inc.	2,240,534
Total Common Stocks (Domestic) (Cost—$90,635,611)		108,558,992
Common Stocks (Foreign)—3.3%		
Application Software—2.3%		
111,400	Amdocs Limited (CI)*	2,610,102

Shares		*Market Value*
Pharmaceuticals—1.0%		
16,800	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	$ 1,130,472
Total Common Stocks (Foreign)		
(Cost—$3,429,596)		3,740,574

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—5.4%		
Agricultural Products—5.0%		
$5,600,000	Archer-Daniels-Midland Company	
	1.43% 7/1/04†	$ 5,600,000
Consumer Electronics—0.4%		
450,000	Sharp Electronics Corporation	
	1.20% 7/1/04	450,000
Total Corporate Short-Term Notes		
(Amortized Cost—$6,050,000)		6,050,000
Total Investments—104.7%		
(Total Cost—$100,115,207)		118,349,566
Other Assets and Liabilities—(4.7%)		(5,344,623)
Net Assets—100.0%		$113,004,943

Notes to Statement of Investments

* *Non-income producing.*

† *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale.*

ADR - American Depositary Receipt

CI - Channel Islands

IS - Israel

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets

Investment securities, at cost	$ 100,115,207
Investment securities, at market	118,349,566
Cash	319,652
Receivables:	
Investment securities sold	5,669,124
Capital shares sold	51,614
Dividends	26,761
Other	18,672
Total Assets	124,435,389

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	10,912,691
Capital shares redeemed	249,522
Advisory fees	76,277
Shareholder servicing fees	22,248
Accounting fees	5,610
Distribution fees	36,264
Transfer agency fees	18,966
Custodian fees	2,737
Other	106,131
Total Liabilities	11,430,446
Net Assets	$ 113,004,943

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 160,241,008
Accumulated net investment loss	(702,072)
Accumulated net realized loss from security transactions	(64,768,352)
Net unrealized appreciation on investments	18,234,359
Total	$ 113,004,943

Class A		
Net Assets	$	998,070
Shares Outstanding		267,681
Net Asset Value, Redemption Price Per Share	$	3.73
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	3.96
Class B		
Net Assets	$	1,650,277
Shares Outstanding		456,245
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.62
Class C		
Net Assets	$	401,606
Shares Outstanding		112,695
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.56
Class F		
Net Assets	$	109,839,612
Shares Outstanding		28,926,372
Net Asset Value, Offering and Redemption Price Per Share	$	3.80
Class R		
Net Assets	$	84,592
Shares Outstanding		22,446
Net Asset Value, Offering and Redemption Price Per Share	$	3.77
Class T		
Net Assets	$	30,786
Shares Outstanding		8,602
Net Asset Value, Redemption Price Per Share	$	3.58
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	3.75

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income		
Dividends	$	289,123
Interest		12,150
Foreign taxes withheld		(2,043)
Total Investment Income		299,230
Expenses		
Advisory fees—Note 2		589,194
Shareholder servicing fees—Note 2		92,117
Accounting fees—Note 2		44,152
Distribution fees—Note 2		129,708
Transfer agency fees—Note 2		43,427
Registration fees		30,812
Postage and mailing expenses		7,440
Custodian fees and expenses—Note 2		4,324
Printing expenses		13,203
Legal and audit fees		7,780
Directors' fees and expenses—Note 2		14,326
Other expenses		12,950
Total Expenses		989,433
Earnings Credits		(863)
Reimbursed/Waived Expenses		(750)
Expense Offset to Broker Commissions		(1,682)
Net Expenses		986,138
Net Investment Loss		(686,908)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions		
Net Realized Gain on Security Transactions		17,803,459
Net Change in Unrealized Appreciation/Depreciation of Investments		(8,693,559)
Net Realized and Unrealized Gain		9,109,900
Net Increase in Net Assets Resulting from Operations	$	8,422,992

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (686,908)	$ (1,356,208)
Net Realized Gain on Security Transactions	17,803,459	20,810,975
Net Change in Unrealized Appreciation/Depreciation of Investments	(8,693,559)	25,868,151
Net Increase in Net Assets Resulting from Operations	8,422,992	45,322,918
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(251,725)	542,198
Class B	(27,367)	264,005
Class C	61,660	(52,492)
Class F	(57,573,003)	24,535,977
Class R	(37,147)	9,780
Class T	(4,974)	5,472
Net Increase (Decrease) from Capital Share Transactions	(57,832,556)	25,304,940
Net Increase (Decrease) in Net Assets	(49,409,564)	70,627,858
Net Assets		
Beginning of period	$ 162,414,507	$ 91,786,649
End of period	$ 113,004,943	$ 162,414,507
Accumulated Net Investment Loss	$ (702,072)	$ (15,164)

See notes to financial statements.

Financial Highlights
(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$3.52	$2.58	$3.44	$4.38	$8.68
Income from investment operations:					
Net investment income (loss)	(0.02)†	0.03	(0.04)	(0.06)	(0.02)
Net realized and unrealized gains (losses) on securities	0.23	0.91	(0.82)	(0.88)	(2.05)
Total from investment operations	0.21	0.94	(0.86)	(0.94)	(2.07)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period	$3.73	$3.52	$2.58	$3.44	$4.38
Total Return*	5.97%	36.43%	(25.00%)	(21.46%)	(23.40%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$998	$1,191	$476	$538	$625
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.48%**	1.87%	2.15%	2.47%	1.29%
Expenses with reimbursements and earnings credits	1.47%**	1.86%	2.15%	2.46%	1.25%
Net investment loss	(1.06%)**	(1.38%)	(1.81%)	(1.93%)	(0.74%)
Portfolio turnover rate@	134%	160%	216%	214%	226%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$3.43	$2.54	$3.39	$4.32	$8.68
Income from investment operations:					
Net investment loss	(0.03)†	(0.03)	(0.05)	(0.05)	(0.04)
Net realized and unrealized gains (losses) on securities	0.22	0.92	(0.80)	(0.88)	(2.09)
Total from investment operations	0.19	0.89	(0.85)	(0.93)	(2.13)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period	$3.62	$3.43	$2.54	$3.39	$4.32
Total Return*	5.54%	35.04%	(25.07%)	(21.53%)	(24.14%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,650	$1,587	$969	$1,138	$1,047
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.26%**	2.65%	2.68%	2.59%	2.04%
Expenses with reimbursements and earnings credits	2.26%**	2.64%	2.67%	2.58%	1.99%
Net investment loss	(1.84%)**	(2.16%)	(2.33%)	(2.06%)	(1.47%)
Portfolio turnover rate@	134%	160%	216%	214%	226%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(unaudited) (continued)

	Six months ended June 30,	Year ended December 31,			
	2004	2003	2002	2001	2000
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$3.38	$2.50	$3.36	$4.32	$8.68
Income from investment operations:					
Net investment loss	(0.03)†	(0.10)	(0.08)	(0.08)	(0.04)
Net realized and unrealized gains (losses) on securities	0.21	0.98	(0.78)	(0.88)	(2.09)
Total from investment operations	0.18	0.88	(0.86)	(0.96)	(2.13)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period	$3.56	$3.38	$2.50	$3.36	$4.32
Total Return*	5.33%	35.20%	(25.60%)	(22.22%)	(24.14%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$402	$323	$274	$380	$422
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.22%**	2.51%	2.99%	3.94%	2.04%
Expenses with reimbursements and earnings credits	2.22%**	2.51%	2.98%	3.93%	2.00%
Net investment loss	(1.80%)**	(2.02%)	(2.65%)	(3.41%)	(1.46%)
Portfolio turnover rate@	134%	160%	216%	214%	226%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.22% (2004), 2.51% (2003), 3.04% (2002), 4.25% (2001), and 2.04% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares						
Per Share Operating Data						
Net Asset Value, beginning of period	$3.58	$2.62	$3.47	$4.36	$8.68	$7.44
Income from investment operations:						
Net investment income (loss)	(0.02)†	0.02	(0.04)	(0.05)	(0.03)	(0.08)
Net realized and unrealized gains (losses) on securities	0.24	0.94	(0.81)	(0.84)	(2.06)	3.12
Total from investment operations	0.22	0.96	(0.85)	(0.89)	(2.09)	3.04
Less dividends and distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	0.00^
From net realized gains	0.00	0.00	0.00	0.00	(2.23)	(1.80)
Total distributions	0.00	0.00	0.00	0.00	(2.23)	(1.80)
Net Asset Value, end of period	$3.80	$3.58	$2.62	$3.47	$4.36	$8.68
Total Return	6.15%	36.64%	(24.50%)	(20.41%)	(23.69%)	42.27%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$109,840	$159,161	$89,970	$119,708	$166,365	$253,385
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.33%**	1.51%	1.56%	1.39%	1.39%	1.42%
Expenses with reimbursements and earnings credits	1.33%**	1.50%	1.56%	1.37%	1.36%	1.40%
Net investment loss	(0.92%)**	(1.01%)	(1.22%)	(0.84%)	(0.92%)	(0.98%)
Portfolio turnover rate@	134%	160%	216%	214%	226%	186%

† *Computed using average shares outstanding throughout the period.*

^ *Distributions from net investment income for the year ended December 31, 1999 aggregated less than $0.01 on a per share basis.*

** *Annualized.*

Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$3.56	$2.61	$3.48	$4.39	$8.68
Income from investment operations:					
Net investment income (loss)	(0.02)†	(0.03)	(0.04)	0.01	(0.03)
Net realized and unrealized gains (losses) on securities	0.23	0.98	(0.83)	(0.92)	(2.03)
Total from investment operations	0.21	0.95	(0.87)	(0.91)	(2.06)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period	$3.77	$3.56	$2.61	$3.48	$4.39
Total Return	5.90%	36.40%	(25.00%)	(20.73%)	(23.28%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$85	$119	$77	$49	$7
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.29%**	1.64%	1.97%	2.91%	1.03%
Expenses with reimbursements and earnings credits	1.28%**	1.64%	1.97%	2.89%	1.00%
Net investment loss	(0.86%)**	(1.15%)	(1.63%)	(2.40%)	(0.55%)
Portfolio turnover rate@	134%	160%	216%	214%	226%

† *Computed using average shares outstanding throughout the period.*

** *Annualized.*

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.29% (2004), 1.64% (2003), 3.49% (2002), 57.54% (2001), and 1.03% (2000).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$3.39	$2.51	$3.39	$4.35	$8.68
Income from investment operations:					
Net investment loss	(0.03)†	(0.02)	(0.06)	(0.11)	(0.02)
Net realized and unrealized gains (losses) on securities	0.22	0.90	(0.82)	(0.85)	(2.08)
Total from investment operations	0.19	0.88	(0.88)	(0.96)	(2.10)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period	$3.58	$3.39	$2.51	$3.39	$4.35
Total Return*	5.60%	35.06%	(25.96%)	(22.07%)	(23.80%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$31	$34	$20	$20	$29
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.09%**	2.76%	3.64%	3.13%	1.55%
Expenses with reimbursements and earnings credits	2.08%**	2.76%	3.63%	3.11%	1.50%
Net investment loss	(1.66%)**	(2.27%)	(3.29%)	(2.57%)	(0.98%)
Portfolio turnover rate@	134%	160%	216%	214%	226%

† *Computed using average shares outstanding throughout the period.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.09% (2004), 2.76% (2003), 10.30% (2002), 28.91% (2001), and 1.55% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Mid-Cap Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event

occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions of Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $87,990 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket

charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges incurred by DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $22,412 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$1,337
Class B	$2,060
Class C	$426
Class R	$171
Class T	$87

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $121,957 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,517
Class B	$6,212	$2,071
Class C	$1,501	$501
Class T	$38	$38

During the six months ended June 30, 2004, DSC retained $5,644 in sales commissions from the sales of Class A shares. DSC also retained $1,558 and $838 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $750. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent

amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$ 82,241,465
Federal Tax Cost	$100,313,274
Gross Tax Appreciation of Investments	$ 19,066,516
Gross Tax Depreciation of Investments	$ (1,030,224)
Net Tax Appreciation	$ 18,036,292

4. Capital Share Transactions

The Fund is authorized to issue 500 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004		Year ended December 31, 2003	
	Shares	Amount	Shares	Amount
Class A				
Sold	91,492	$ 337,671	244,735	$ 828,175
Redeemed	(162,225)	$ (589,396)	(90,696)	$ (285,977)
Net Increase (Decrease)	(70,733)	$ (251,725)	154,039	$ 542,198
Class B				
Sold	41,090	$ 143,799	145,154	$ 449,120
Redeemed	(48,071)	$ (171,166)	(63,928)	$ (185,115)
Net Increase (Decrease)	(6,981)	$ (27,367)	81,226	$ 264,005
Class C				
Sold	88,164	$ 305,843	56,880	$ 169,451
Redeemed	(71,138)	$ (244,183)	(70,756)	$ (221,943)
Net Increase (Decrease)	17,026	$ 61,660	(13,876)	$ (52,492)
Class F				
Sold	1,386,668	$ 5,180,416	19,131,927	$ 50,872,801
Redeemed	(16,916,943)	$ (62,753,419)	(8,999,875)	$ (26,336,824)
Net Increase (Decrease)	(15,530,275)	$ (57,573,003)	10,132,052	$ 24,535,977
Class R				
Sold	17,309	$ 65,833	15,172	$ 45,615
Redeemed	(28,339)	$ (102,980)	(11,397)	$ (35,835)
Net Increase (Decrease)	(11,030)	$ (37,147)	3,775	$ 9,780
Class T				
Sold	0	$ 0	2,448	$ 6,710
Redeemed	(1,436)	$ (4,974)	(403)	$ (1,238)
Net Increase (Decrease)	(1,436)	$ (4,974)	2,045	$ 5,472

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $82,479,808 and $137,408,384, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Dreyfus Founders Mid-Cap Growth Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

A-636-MC-04

SEMIANNUAL REPORT

Dreyfus Founders Passport Fund

Investment Update
June 30, 2004


Dreyfus Founders Funds
The Growth Specialists

Table of Contents

Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Semiannual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website. To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

Management Overview



A discussion with portfolio manager Tracy Stouffer, CFA

How did the Fund perform relative to its benchmark for the six-month period ended June 30, 2004?

During the first half of the year, Dreyfus Founders Passport Fund underperformed in large part due to several unforeseen geopolitical events across Asia, which created an enormous amount of volatility in the markets. The Fund underperformed its international small-cap benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index, which returned 11.83% for the period. The Fund also underperformed the large-cap MSCI World ex U.S. Index, which returned 4.34% for the six-month timeframe.

Please describe the economic environment during the period.

The first half of 2004 proved to be tenuous for the global investing environment, resulting in very lackluster performances from the markets. Numerous factors led to investor apprehension and a narrow trading range in global markets. Perhaps one of the larger global concerns during the period was rising oil prices, which approached $42 a barrel, providing a heavy weight on the world economy. This hike in crude oil costs was attributable to a combination of increased world demand, terrorist events in both Iraq and Saudi Arabia, lack of refining capacity, as well as speculative plays on the commodity. Global investors also worried that supply disruptions due to terrorism could spike prices even higher.

> *"A positive investment surprise during the period was evidenced in Japan, as the country continued its economic rebound, growing at an even faster rate than the United States in the first half of the year."*

The Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index measures global performance of small capitalization securities outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

Performance Highlights

- Numerous factors led to investor apprehension and a narrow trading range in global markets.
- Among the top performers in the financials sector were Japanese real estate firms that benefited from the reflation in this industry.
- The two countries weighing heaviest on Fund performance were Thailand and India. Although 2003 had been a good year for both of these markets, the first half of 2004 proved to be quite different.
- Although the Fund held little in China, where the government is orchestrating an economic slowdown due to overheating, the Fund's exposure to this country hampered relative performance.

The slowing of the Chinese growth engine also played into the hesitant investing environment during the year's first half. Data showed that China's attempt to slow its economy has been working. Chinese Premier Wen Jiabao attempted to decrease China's official growth rate from its 9.1% mark last year to 7% in 2004 through such tactics as ordering banks to curb lending in nine key sectors and raising the amount of cash that banks must set aside as reserve. While most non-Chinese economists estimate China's growth to be higher than the official 7%, a slowdown was still present.

To date, India has been one of the largest investment surprises of the year. The government that fostered the outsourcing phenomenon, encouraged market reforms, and was at least partly responsible for the rapid growth rates in India, lost to the left-leaning Congress Party in an early May election. The election outcome was completely unexpected, and as a result, record foreign fund selling was experienced, toppling the Indian markets.

A positive investment surprise during the period was evidenced in Japan, as the country continued its economic rebound, growing at an even faster rate than the United States in the first half of the year. Japan's Tanken survey of Japanese business sentiment reached a 13-year high, the unemployment rate continued to fall, earnings continued to surprise to the upside, retail sales began reviving for the first time, and Japanese exporters continued benefiting from China's expansion. Even Japan's deflation is forecasted to start easing next year.

The United States also added to the investing uncertainty. The country's election year continued to show both candidates running a close race. The widely expected federal funds rate hike of a quarter percent by the Federal Reserve was implemented at the June 30 meeting. Also, employment growth in the United States began lagging economists' expectations.

Did your investment approach lead to any changes in portfolio composition during the reporting period?

The election results in India were a huge surprise to the investment community, both in India and abroad. A large number of investors sold off their holdings, deciding that, in spite of continued strong economic growth in the country, the uncertainties tied to a government that was likely to take a more socialist approach may hurt investor sentiment. The Fund, too, sold out of many of its Indian holdings, preferring to wait until the newly elected Indian government announced its policies and budget.

What management decisions benefited Fund performance during the period?

The Fund outperformed its benchmark in Japan due to strong stock selection, with several of the best performers listed on the Tokyo Stock Exchange Mothers Index. The Mothers Index, which was started in 2000 and is comprised of high growth and emerging stocks, rose by nearly 103% in the first half of the year based on the continued good economic and corporate earnings news from Japan.

Valued attractively at the time of inclusion in the Fund, several Belgian stocks appreciated, helping boost relative Fund performance for the period.

Although the Fund's holdings in Australia did not perform as well as expected, the Fund's underexposure to this country counteracted its poor stock selection, benefiting relative performance.

The Tokyo Stock Exchange Mothers Index is a market capitalization-weighted index based on all stocks listed on Mothers and is calculated with the same methodology used for calculation of TOPIX (Tokyo Stock Price Index).

Largest Equity Holdings (country of origin; ticker symbol)	
1. Marlborough Stirling PLC (United Kingdom; MAS)	1.42%
2. Ryohin Keikaku Company Limited (Japan; 7453)	1.27%
3. Cairn Energy PLC (United Kingdom; CNE)	1.27%
4. Germanos SA (Greece; GERM)	1.26%
5. Urbi, Desarrollos Urbanos SA de CV (Mexico; URBI)	1.26%
6. Natura Cosmeticos SA (Brazil; NATU)	1.21%
7. Ichitaka Company Limited (Japan; 2774)	1.21%
8. CTS Eventim AG (Germany; EVD)	1.16%
9. De Vere Group PLC (United Kingdom; DVR)	1.10%
10. Hamakyorex Company Limited (Japan; 9037)	1.10%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Passport Fund-Class F
MSCI World ex U.S. Index
$22,659
$15,335
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on 6/30/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

An underweight position in Italy also buoyed relative Fund performance during the period, as did a strong selection of German stocks.

When examining sectors, strong stock selection in the financials sector was the largest contributor to Fund performance during the period. Among the top performers in the financials sector were Japanese real estate firms that benefited from the reflation in this industry. Secured Capital Japan Company, Limited showed strong growth throughout the period as well as a high market share in its industry. **Arealink Company Limited** was valued attractively during the period and produced very strong growth due to its "value-up" theme that provides new uses for unused real estate assets. **Idu Company**, which provides an internet-based

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	Year-to-Date[†]	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	(3.24%)	38.05%	—	—	(8.09%)
Without sales charge	2.67%	46.49%	—	—	(6.88%)
Class B Shares (12/31/99)					
With redemption*	(1.75%)	41.36%	—	—	(7.97%)
Without redemption	2.25%	45.36%	—	—	(7.60%)
Class C Shares (12/31/99)					
With redemption**	1.33%	44.45%	—	—	(7.63%)
Without redemption	2.33%	45.45%	—	—	(7.63%)
Class F Shares (11/16/93)	2.67%	46.64%	4.47%	8.52%	7.67%
Class R Shares (12/31/99)	2.89%	47.21%	—	—	(7.46%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	(2.16%)	39.42%	—	—	(8.64%)
Without sales charge	2.48%	45.95%	—	—	(7.70%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investments such as limited product lines, less liquidity, and small market share. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.

**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

[†]Total return is not annualized.

clearing mechanism for distressed real estate, also exhibited strong earnings during the period. Yasuragi Company Limited benefited from Japan's asset reflation trend as well.

Internet-based companies also proved beneficial to the Fund during the period. Global Media Online, Inc. reaped the benefits of very strong internet earnings throughout Japan. **Ichitaka Company Limited**, which formerly had most of its business in petroleum-based products, has been expanding its e-billing software business and has profited greatly from this new emphasis, producing strong sales returns.

Cairn Energy PLC also positively contributed to relative Fund performance due mainly to new oil discoveries in India.

What management decisions hindered Fund performance during the period?

The two countries weighing heaviest on Fund performance were Thailand and India. Although 2003 had been a good year for both of these markets, the first half of 2004 proved to be quite different. As it appeared that interest rates would start rising around the world, investors became more risk-averse, pulling funds out of emerging markets overall, taking gains even though fundamentals did not drastically change. India was additionally hampered by the surprise election outcome. Rediff.com India Limited ADR was one such Fund holding that fell in the decline of the Indian markets after May's surprise election.


Portfolio Composition
35.66% Japan
13.18% United Kingdom
4.83% Canada
3.75% Germany
3.66% France
3.25% Greece
3.20% Italy
2.61% Switzerland
26.40% Other Countries
3.46% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Although the Fund held little in China, where the government is orchestrating an economic slowdown due to overheating, the Fund's exposure to this country hampered relative performance. One Chinese security in particular, telecommunications services company **Yangtze Telecom Corporation**, was detrimental to relative performance. Yangtze proved too small to gain critical mass as competition intensified in China. Cytos Biotechnology AG also proved to be an underperforming security as the issuance of new shares placed downward pressure on the stock price.

South Korea and Malaysia, countries in which the MSCI World ex U.S. Small Cap Index does not invest, suffered during the period as well, reducing the Fund's overall relative return.

The Fund experienced negative relative performance in most sectors, but the consumer discretionary, industrials and materials sectors had the largest negative impact during the period through poor stock selection. Monstermob Group PLC, a United Kingdom-based company supplying various mobile phone content, was the Fund's worst performer in the consumer discretionary sector. Materials issue Yamana Gold, Inc. also underperformed due to weakness in the gold price during the holding period.

The telecommunications services sector also hindered performance due to poor stock selection, such as the aforementioned Yangtze Telecom Corporation.

Other underperforming issues included Bio-Treat Technology Limited and PT Limas Stokhomindo Tbk, an Indonesian company that provides financial and news information services. Limas' stock price dropped after additional company shares were placed in the market.

As 2004 continues, we remain committed to our fundamental-based investment strategy to seek international small-cap companies with strong growth potential.

Tracy P. Stouffer

Tracy Stouffer, CFA
Portfolio Manager

Statement of Investments

June 30, 2004 *(unaudited)*

Shares		Market Value
Common Stocks (Foreign)—95.0%		
Advertising—1.2%		
360,850	Aegis Group PLC (UK)	$ 587,340
76,650	Trader Classifed Media NV Class A (NE)*	867,314
		1,454,654
Airlines—0.5%		
521	Skymark Airlines Company Limited (JA)*	606,397
Airport Services—0.8%		
88,000	Japan Airport Terminal Company Limited (JA)	935,527
Apparel, Accessories & Luxury Goods—2.3%		
164,000	Descente Limited (JA)	655,309
61,100	Marimekko Oyj (FI)	834,838
14,800	Sanei-International Company Limited (JA)	686,322
20,000	Wolford AG (AT)*	672,831
		2,849,300
Application Software—3.0%		
17,600	Artwork Systems Group NV (BE)*	211,997
100,000	Gresham Computing PLC (UK)*	625,680
24,850	MandrakeSoft (FR)*	185,944
1,486,675	Marlborough Stirling PLC (UK)	1,732,297
335,650	Telelogic AB (SW)*	579,245
26,600	Yaskawa Information Systems Corporation (JA)	299,849
		3,635,012
Auto Parts & Equipment—2.4%		
1,069,600	Aapico Hitech Public Company Limited Foreign Shares (TH)	784,836
50,500	Finnveden AB (SW)*	447,481
44,000	Nifco, Inc. (JA)	696,806
118,000	Toyo Radiator Company Limited (JA)	592,622
375,800	Westport Innovations, Inc. (CA)*	459,660
		2,981,405
Automobile Manufacturers—0.9%		
114,300	Mahindra & Mahindra Limited (IN)	1,098,747

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	FR	France	NE	Netherlands
AT	Austria	GE	Germany	NW	Norway
BD	Bermuda	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	RS	Russia
BR	Brazil	ID	Indonesia	SG	Singapore
CA	Canada	IE	Ireland	SL	Solvak Republic
CI	Channel Islands	IN	India	SP	Spain
CN	China	IT	Italy	SW	Sweden
CY	Cyprus	JA	Japan	SZ	Switzerland
DE	Denmark	MA	Malaysia	TH	Thailand
FI	Finland	MX	Mexico	UK	United Kingdom

Shares		Market Value
Biotechnology—0.4%		
40,000	Biocon Limited 144A (IN)†	$ 435,889
Broadcasting & Cable TV—0.2%		
13,025	Central European Media Enterprises Limited Class A (SL)*	295,928
Building Products—1.3%		
300,000	Nitto Boseki Company Limited (JA)	651,606
98,400	Pfleiderer AG Registered Shares (GE)*	915,878
		1,567,484
Commodity Chemicals—0.2%		
10,700	Nihon Micro Coating Company Limited (JA)	234,367
Communications Equipment—3.1%		
68,000	GN Store Nord AS (DE)*	601,051
387,325	Mitec Telecom, Inc. (CA)*	727,968
174,127	Mobilezone Holding AG (SZ)*	582,555
51,625	Option International NV (BE)*	1,309,626
127,000	Tamura Taiko Holdings, Inc. (JA)*	616,872
		3,838,072
Computer & Electronics Retail—1.8%		
53,480	Germanos SA (GR)	1,544,732
425,900	JB Hi-Fi Limited (AU)	682,389
		2,227,121
Computer Storage & Peripherals—0.4%		
10,000	Roland DG Corporation (JA)	486,643
Construction & Engineering—1.5%		
187,000	Chiyoda Corporation (JA)	1,328,186
123,430	Lamda Development SA (GR)	528,621
		1,856,807
Construction Materials—1.2%		
45,600	Advan Company Limited (JA)	603,041
118,400	Socotherm SPA (IT)	864,339
		1,467,380
Consumer Finance—2.2%		
134,300	Lopro Corporation (JA)	916,955
15,000	Sanyo Shinpan Finance Company Limited (JA)	856,436
116,800	Shinki Company Limited (JA)	952,683
		2,726,074
Department Stores—0.8%		
517,500	Lifestyle International Holdings Limited (HK)*	633,622
61,000	Matsuzakaya Company Limited (JA)	289,584
		923,206
Diversified Banks—0.4%		
175,310	Bank of Cyprus Limited (CY)*	507,650
Diversified Chemicals—0.5%		
71,000	Nissan Chemical Industries Limited (JA)	570,655

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Diversified Commercial Services—3.2%		
41	MOC Corporation (JA)	$ 290,831
41	MOC Corporation New Shares (JA)*^#	276,289
416,400	PHS Group PLC (UK)	619,238
250	Quin Land Company Limited (JA)	888,970
664,000	Raffles Lasalle Limited (SG)	424,035
25,125	Techem AG (GE)*	645,015
28,800	Watabe Wedding Corporation (JA)	739,037
		3,883,415
Diversified Metals & Mining—2.0%		
195,000	Excel Coal Limited (AU)*	359,979
16,000,000	PT Bumi Resources Tbk (ID)	978,463
36,600	Sumitomo Titanium Corporation (JA)	1,160,574
		2,499,016
Drug Retail—0.8%		
17,500	Sundrug Company Limited (JA)	986,345
Electrical Components & Equipment—0.5%		
239,000	GS Yuasa Corporation (JA)	584,823
Electronic Equipment Manufacturers—3.8%		
250,750	Cardpoint PLC (UK)*	586,629
173,942	CSR PLC (UK)*	1,274,439
15,325	Funkwerk AG (GE)	570,749
50,300	Ingenico SA (FR)	919,219
85,025	Leitch Technology Corporation (CA)*	594,820
1,500	SAIA-Burgess Electronics AG (SZ)	718,620
		4,664,476
Employment Services—0.5%		
251,800	Proffice AB (SW)	628,414
Environmental Services—1.4%		
24,225	BWT AG (AT)	632,226
200	Citron Holding AG Centre International de Traitements et de Recyclage des Ordures Novices (SZ)*	59,885
8,225	Zenon Environmental, Inc. (CA)*	141,091
50,000	Zenon Environmental, Inc. 144A (CA)*†	857,697
		1,690,899
Food Distributors—0.8%		
8,566,000	Heng Tai Consumables Group Limited (HK)	999,392
Food Retail—1.5%		
82,900	Jeronimo Martins SGPS SA (PT)*	927,948
15,339	Jeronimo Martins SGPS SA Provisional Certificates (PT)*^#	171,698
15,000	Ozeki Company Limited (JA)	783,577
		1,883,223
Gas Utilities—0.5%		
370,000	AMGA SPA Azienda Mediterranea Gas e Acqua (IT)	578,927

Shares		Market Value
General Merchandise Stores—1.3%		
30,000	Ryohin Keikaku Company Limited (JA)	$ 1,547,908
Healthcare Facilities—0.9%		
1,500,000	Bangkok Dusit Medical Services Public Company Foreign Shares (TH)	392,565
67,600	Capio AB (SW)*	655,091
		1,047,656
Healthcare Services—1.6%		
44,000	Falco Biosystems Limited (JA)	588,737
73,050	iSOFT Group PLC (UK)	573,643
244	Japan Longlife Company Limited (JA)	825,148
		1,987,528
Highways & Railtracks—1.0%		
110,975	Societa Iniziative Autostradali e Servizi SPA (IT)	1,250,308
Home Improvement Retail—1.0%		
45,500	Komeri Company Limited (JA)	1,217,614
Homebuilding—0.1%		
10,000	Desarrolladora Homex SA de CV ADR (MX)*	173,100
Hotels, Resorts & Cruise Lines—3.1%		
168,960	De Vere Group PLC (UK)	1,348,248
19,800	H.I.S. Company Limited (JA)	602,447
102,530	Hyatt Regency Hotels and Tourism SA (GR)	1,052,869
120,925	Millennium & Copthorne Hotels PLC (UK)	745,638
		3,749,202
Household Appliances—0.5%		
107,010	Fourlis SA (GR)	624,952
Industrial Machinery—5.3%		
27,350	Andritz AG (AT)	1,340,047
302,700	Charter PLC (UK)*	916,774
20,250	Domino Printing Sciences PLC (UK)	87,240
46,000	Ihara Science Corporation (JA)	425,789
150,000	Kitz Corporation (JA)	662,604
83,000	Nissei ASB Machine Company Limited (JA)	395,546
290,725	Pursuit Dynamics PLC (UK)*	652,470
17,100	Shima Seiki Manufacturing Limited (JA)	581,414
3,500	SIG Holding AG (SZ)	632,985
69,400	Suzumo Machinery Company Limited (JA)	750,511
		6,445,380
Integrated Oil & Gas—0.5%		
24,100	PetroKazakhstan, Inc. (CA)	651,210
Integrated Telecommunication Services—1.7%		
22,219	Golden Telecom, Inc. (RS)	625,243
13,447,900	Jasmine International Public Company Limited Foreign Shares (TH)*	276,293
175	Mitsui & Associates Telepark Corporation (JA)	527,654
450,000	Pipex Communications PLC (UK)*	80,794
41,100	Rostelecom Sponsored ADR (RS)	531,012
		2,040,996

See notes to statement of investments.

Shares		Market Value
Internet Retail—0.7%		
210	BB Net Corporation (JA)*	$ 894,927
Internet Software & Services—0.6%		
298,950	Certicom Corporation (CA)*	758,077
IT Consulting & Other Services—0.3%		
25	VeriServe Corporation (JA)*	375,750
Leisure Products—0.5%		
2,425	Kompan AS (DE)	365,181
24,875	MIFA Mitteldeutsche Fahrradwerke AG (GE)*	273,295
		638,476
Marine—1.0%		
322,000	Jinhui Holdings Limited (HK)*	594,477
704,100	Precious Shipping Public Company Limited Foreign Shares (TH)	598,446
		1,192,923
Metal & Glass Containers—0.6%		
1,375	Vetropack Holding AG (SZ)	702,651
Movies & Entertainment—1.7%		
84,128	CTS Eventim AG (GE)*	1,422,776
18,800	Tohokushinsha Film Corporation (JA)	601,311
		2,024,087
Office Electronics—0.4%		
8,650	Neopost SA (FR)	511,275
Office Services & Supplies—0.5%		
75,000	Okamura Corporation (JA)	611,740
Oil & Gas Drilling—1.1%		
2,410,000	China Oilfield Services Limited (CN)	687,486
2,160,000	Crest Petroleum Berhad (MA)	619,579
		1,307,065
Oil & Gas Equipment & Services—1.9%		
14,950	Compagnie Generale de Geophysique SA (FR)*	913,116
1,698,000	Scomi Group Berhad (MA)	576,426
8,100	Vallourec SA (FR)	794,823
		2,284,365
Oil & Gas Exploration & Production—3.5%		
60,525	Cairn Energy PLC (UK)*	1,547,701
18,450,000	Emerald Energy PLC (UK)*	451,714
122,925	Fairborne Energy Limited (CA)*	939,723
35,125	First Calgary Petroleums Limited (CA)*	292,097
300,000	Hardman Resources Limited (AU)*	401,254
47,675	Lundin Petroleum AB (SW)*	253,153
30,000	Opti Canada, Inc. 144A (CA)*†	419,526
		4,305,168
Oil & Gas Refining, Marketing, & Transportation—1.7%		
127,000	Ichitaka Company Limited (JA)	1,478,165
9,460,000	Titan Petrochemicals Group Limited (HK)*	630,683
		2,108,848

Shares		Market Value
Packaged Foods & Meats—2.8%		
800	A. Hiestand Holding AG (SZ)*	$ 456,723
346,900	Gruma SA de CV Class B (MX)	571,499
80,750	Koninklijke Wessanen NV (NE)	1,161,291
63,000	Nippon Flour Mills Company Limited (JA)	308,317
204,000	Nisshin Oillio Group Limited (JA)	927,315
		3,425,145
Personal Products—2.1%		
5,800	Ales Groupe (FR)	273,805
92,000	Natura Cosmeticos SA (BR)*	1,479,070
50,000	Pigeon Corporation (JA)	833,066
		2,585,941
Pharmaceuticals—2.0%		
35,000	Hisamitsu Pharmaceuticals Company, Inc. (JA)	647,940
42,800	Orion-Yhtyma Oyj B Shares (FI)	1,098,771
15,000	Sawai Pharmaceutical Company Limited (JA)	632,360
		2,379,071
Publishing—1.0%		
149,500	Incisive Media PLC (UK)	363,312
5,225	SPIR Communication (FR)	830,253
		1,193,565
Railroads—0.3%		
150,000	Nankai Electric Railway Company Limited (JA)	389,039
Real Estate Management & Development—6.7%		
15,000	Aeon Mall Company Limited (JA)	892,178
275	Arealink Company Limited (JA)	965,266
5,291,400	Asian Property Development Public Company Limited Foreign Shares (TH)	559,101
335,000	Expomedia Group PLC (UK)*	990,297
31	Idu Company (JA)*	115,062
279	Idu Company New Shares (JA)*	715,942
406,300	Immsi SPA (IT)	739,042
50	RISA Partners, Inc. (JA)*	279,522
150	RISA Partners, Inc. New Shares (JA)*	679,100
25,000	Urban Corporation (JA)	767,539
477,550	Urbi, Desarrollos Urbanos SA de CV (MX)*	1,536,210
		8,239,259
Regional Banks—0.4%		
74,775	Banco di Desio e della Brianza SPA (IT)	434,876
Restaurants—1.6%		
201,100	Alsea SA de CV (MX)	313,865
11,800	Karula Company Limited (JA)	592,622
107,875	TelePizza SA (SP)	212,626
45	Y's Table Corporation (JA)*	298,996
90	Y's Table Corporation New Shares (JA)*^#	568,093
		1,986,202

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Specialty Chemicals—0.4%		
100,000	Daicel Chemical Industries Limited (JA)	$ 525,134
Specialty Stores—1.0%		
9,850	Hellenic Duty Free Shops SA (GR)	187,676
1,100	Nafco Company Limited (JA)	32,159
92	Village Vanguard Company Limited (JA)*	961,188
		1,181,023
Steel—0.7%		
198,000	Godo Steel Limited (JA)	909,114
Tires & Rubber—1.0%		
8,100	Nokian Renkaat Oyj (FI)	789,107
373,400	Sri Trang Agro-Industry Public Company Limited Foreign Shares (TH)	367,601
		1,156,708
Trucking—1.1%		
37,600	Hamakyorex Company Limited (JA)	1,340,457
Water Utilities—2.3%		
109,675	AWG PLC (UK)	1,165,570
36,412,100	AWG PLC Redeemable Shares (UK)*	66,036
358,900	Northumbrian Water Group PLC (UK)	885,209
45,425	Pennon Group PLC (UK)	652,871
		2,769,686
Total Common Stocks (Foreign) (Cost—$107,956,097)		116,063,674
Preferred Stocks (Foreign)—0.6%		
Industrial Machinery—0.6%		
6,950	Krones AG (GE)	711,997
Total Preferred Stocks (Foreign) (Cost—$670,659)		711,997

Units		Market Value
Foreign Rights and Warrants—0.0%		
Industrial Conglomerates—0.0%		
204,677	Media Prima Berhad ICULS (MA)	$ 41,474
Integrated Telecommunication Services—0.0%		
600,000	Yangtze Telecom Corporation Warrants (CN)*^#	0
Total Foreign Rights and Warrants (Cost—$53,933)		41,474

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—4.8%		
Agricultural Products—4.8%		
$ 5,900,000	Archer-Daniels-Midland Company 1.43% 7/1/04†	$ 5,900,000
Total Corporate Short-Term Notes (Amortized Cost—$5,900,000)		5,900,000
Total Investments—100.4% (Total Cost—$114,580,689)		122,717,145
Other Assets and Liabilities—(0.4%)		(460,301)
Net Assets—100.0%		$122,256,844

Notes to Statement of Investments

* *Non-income producing.*

† *Security was acquired pursuant to Rule 144A or Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale.*

\# *Fair valued security.*

ADR - American Depositary Receipt

ICULS - Irredeemable Convertible Unsecured Loan Stock

^ *Schedule of restricted and illiquid Securities:*

	Acquisition Date	*Acquisition Cost*	*Value*	*Value as % of Net Assets*
Jeronimo Martins SGPS SA Provisional Certificates (PT)	*6/25/04*	*$ 163,682*	*$ 171,698*	*0.14%*
MOC Corporation New Shares (JA)	*6/25/04*	*254,591*	*276,289*	*0.23%*
Y's Table Corporation New Shares (JA)	*5/26/04*	*662,391*	*568,093*	*0.46%*
Yangtze Telecom Corporation Warrants (CN)	*3/8/04*	*0*	*0*	*0.00%*
		$1,080,664	*$1,016,080*	*0.83%*

The Fund may have registration rights for certain restricted securities, which may require that registration costs be borne by the Fund.

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 114,580,689
Investment securities, at market	122,717,145
Cash	344,478
Foreign currency (cost $102,049)	98,823
Receivables:	
Investment securities sold	3,760,262
Capital shares sold	1,441,728
Dividends	109,623
Other	126,583
Total Assets	128,598,642

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	5,656,637
Capital shares redeemed	105,682
Advisory fees	96,225
Shareholder servicing fees	28,406
Accounting fees	9,622
Distribution fees	28,296
Transfer agency fees	57,134
Custodian fees	74,758
India and Thailand taxes	94,542
To transfer agent	227
Other	190,269
Total Liabilities	6,341,798
Net Assets	$ 122,256,844

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 268,253,337
Accumulated net investment loss	(578,543)
Accumulated net realized loss from security transactions (net of foreign taxes paid on Thailand investments of $137,086)	(153,458,442)
Net unrealized appreciation on investments and foreign currency translation	8,040,492
Total	$ 122,256,844

Class A		
Net Assets	$	22,749,407
Shares Outstanding		1,555,638
Net Asset Value, Redemption Price Per Share	$	14.62
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	15.51
Class B		
Net Assets	$	17,556,907
Shares Outstanding		1,245,031
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	14.10
Class C		
Net Assets	$	10,678,028
Shares Outstanding		758,397
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	14.08
Class F		
Net Assets	$	70,571,417
Shares Outstanding		4,826,149
Net Asset Value, Offering and Redemption Price Per Share	$	14.62
Class R		
Net Assets	$	230,532
Shares Outstanding		16,211
Net Asset Value, Offering and Redemption Price Per Share	$	14.22
Class T		
Net Assets	$	470,553
Shares Outstanding		33,522
Net Asset Value, Redemption Price Per Share	$	14.04
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	14.70

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 873,788
Interest	34,181
Foreign taxes withheld	(82,424)
Total Investment Income	825,545
Expenses	
Advisory fees—Note 2	662,197
Shareholder servicing fees—Note 2	107,163
Accounting fees—Note 2	66,220
Distribution fees—Note 2	204,557
Transfer agency fees—Note 2	85,661
Registration fees	35,300
Postage and mailing expenses	6,308
Custodian fees and expenses—Note 2	244,350
Printing expenses	12,844
Legal and audit fees	9,353
Directors' fees and expenses—Note 2	11,112
Other expenses	14,488
Total Expenses	1,459,553
Earnings Credits	(2,013)
Reimbursed/Waived Expenses	(59,789)
Expense Offset to Broker Commissions	(3,700)
Net Expenses	1,394,051
Net Investment Loss	(568,506)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions (net of foreign taxes paid on Thailand investments of $137,086)	6,633,096
Foreign Currency Transactions	(173,176)
Net Realized Gain	6,459,920
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(3,578,735)
Net Realized and Unrealized Gain	2,881,185
Net Increase in Net Assets Resulting from Operations	$ 2,312,679

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (568,506)	$ (713,841)
Net Realized Gain on Security and Foreign Currency Transactions	6,459,920	40,877,636
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(3,578,735)	14,435,879
Net Increase in Net Assets Resulting from Operations	2,312,679	54,599,674
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(4,425,790)	8,132,869
Class B	(1,066,042)	(2,705,719)
Class C	(50,539)	1,905,536
Class F	(10,044,172)	(4,988,538)
Class R	83,260	23,012
Class T	(65,017)	(77,846)
Net Increase (Decrease) from Capital Share Transactions	(15,568,300)	2,289,314
Net Increase (Decrease) in Net Assets	(13,255,621)	56,888,988
Net Assets		
Beginning of period	$135,512,465	$ 78,623,477
End of period	$122,256,844	$135,512,465
Accumulated Net Investment Loss	$ (578,543)	$ (10,037)

See notes to financial statements.

Financial Highlights
(unaudited)

	Six months ended June 30, 2004	2003	Year ended December 31, 2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$14.24	$8.14	$9.68	$14.18	$22.93
Income from investment operations:					
Net investment income (loss)	(0.05)†	0.10	(0.16)	(0.14)	(0.13)
Net realized and unrealized gains (losses) on securities	0.43	6.00	(1.38)	(4.36)	(6.65)
Total from investment operations	0.38	6.10	(1.54)	(4.50)	(6.78)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period	$14.62	$14.24	$8.14	$9.68	$14.18
Total Return*	2.67%	74.94%	(15.91%)	(31.74%)	(29.61%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$22,749	$27,252	$9,422	$14,033	$36,353
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.93%**	2.45%	2.24%	1.88%	1.61%
Expenses with reimbursements and earnings credits	1.93%**	2.45%	2.24%	1.87%	1.59%
Net investment loss	(0.69%)**	(0.83%)	(0.80%)	(0.26%)	(0.80%)
Portfolio turnover rate@	690%	707%	495%	704%	535%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.02% (2004), 2.54% (2003), 2.27% (2002), 1.88% (2001), and 1.61% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$13.79	$7.95	$9.54	$14.08	$22.93
Income from investment operations:					
Net investment loss	(0.10)†	(0.31)	(0.29)	(0.18)	(0.23)
Net realized and unrealized gains (losses) on securities	0.41	6.15	(1.30)	(4.36)	(6.65)
Total from investment operations	0.31	5.84	(1.59)	(4.54)	(6.88)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period	$14.10	$13.79	$7.95	$9.54	$14.08
Total Return*	2.25%	73.46%	(16.67%)	(32.24%)	(30.05%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$17,557	$18,198	$12,810	$19,661	$35,000
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.75%**	3.30%	3.09%	2.66%	2.38%
Expenses with reimbursements and earnings credits	2.74%**	3.29%	3.09%	2.64%	2.35%
Net investment loss	(1.48%)**	(1.44%)	(1.64%)	(1.06%)	(1.50%)
Portfolio turnover rate@	690%	707%	495%	704%	535%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.84% (2004), 3.38% (2003), 3.12% (2002), 2.66% (2001), and 2.38% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$13.76	$7.93	$9.52	$14.06	$22.93
Income from investment operations:					
Net investment loss	(0.10)†	(0.01)	(0.35)	(0.22)	(0.21)
Net realized and unrealized gains (losses) on securities	0.42	5.84	(1.24)	(4.32)	(6.69)
Total from investment operations	0.32	5.83	(1.59)	(4.54)	(6.90)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period	$14.08	$13.76	$7.93	$9.52	$14.06
Total Return*	2.33%	73.52%	(16.70%)	(32.29%)	(30.13%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$10,678	$10,639	$5,268	$8,928	$17,925
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.70%**	3.25%	3.06%	2.67%	2.38%
Expenses with reimbursements and earnings credits	2.70%**	3.25%	3.05%	2.65%	2.35%
Net investment loss	(1.43%)**	(1.43%)	(1.58%)	(1.08%)	(1.50%)
Portfolio turnover rate@	690%	707%	495%	704%	535%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.79% (2004), 3.34% (2003), 3.08% (2002), 2.67% (2001), and 2.38% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares						
Per Share Operating Data						
Net Asset Value, beginning of period	$14.24	$8.13	$9.67	$14.17	$22.93	$14.93
Income from investment operations:						
Net investment loss	(0.05)†	(0.14)	(0.23)	(0.22)	(0.19)	(0.11)
Net realized and unrealized gains (losses) on securities	0.43	6.25	(1.31)	(4.28)	(6.60)	12.94
Total from investment operations	0.38	6.11	(1.54)	(4.50)	(6.79)	12.83
Less dividends and distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)	(4.83)
Total distributions	0.00	0.00	0.00	0.00	(1.97)	(4.83)
Net Asset Value, end of period	$14.62	$14.24	$8.13	$9.67	$14.17	$22.93
Total Return	2.67%	75.15%	(15.93%)	(31.76%)	(29.65%)	87.44%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$70,571	$78,759	$50,742	$78,574	$182,036	$261,437
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.93%**	2.31%	2.18%	1.92%	1.61%	1.64%
Expenses with reimbursements and earnings credits	1.93%**	2.31%	2.18%	1.90%	1.59%	1.63%
Net investment loss	(0.69%)**	(0.45%)	(0.74%)	(0.30%)	(0.88%)	(0.91%)
Portfolio turnover rate@	690%	707%	495%	704%	535%	330%

† *Computed using average shares outstanding throughout the period.*

** *Annualized.*

Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.02% (2004), 2.40% (2003), 2.21% (2002), 1.92% (2001), 1.61% (2000), and 1.64% (1999).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	2003	Year ended December 31, 2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$13.82	$7.87	$9.56	$14.22	$22.93
Income from investment operations:					
Net investment income (loss)	(0.02)†	0.54	(0.81)	(0.17)	(0.09)
Net realized and unrealized gains (losses) on securities	0.42	5.41	(0.88)	(4.49)	(6.65)
Total from investment operations	0.40	5.95	(1.69)	(4.66)	(6.74)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period	$14.22	$13.82	$7.87	$9.56	$14.22
Total Return	2.89%	75.60%	(17.68%)	(32.77%)	(29.44%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$231	$142	$37	$76	$241
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.61%**	2.08%	3.94%	1.86%	1.33%
Expenses with reimbursements and earnings credits	1.60%**	2.07%	3.91%	1.84%	1.31%
Net investment loss	(0.32%)**	(0.32%)	(2.20%)	(0.08%)	(0.55%)
Portfolio turnover rate@	690%	707%	495%	704%	535%

† *Computed using average shares outstanding throughout the period.*
** *Annualized.*
# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.71% (2004), 2.17% (2003), 4.65% (2002), 2.78% (2001), and 1.33% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$13.70	$7.87	$9.50	$14.14	$22.93
Income from investment operations:					
Net investment loss	(0.08)†	(0.24)	(0.45)	(0.22)	(0.16)
Net realized and unrealized gains (losses) on securities	0.42	6.07	(1.18)	(4.42)	(6.66)
Total from investment operations	0.34	5.83	(1.63)	(4.64)	(6.82)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period	$14.04	$13.70	$7.87	$9.50	$14.14
Total Return*	2.48%	74.08%	(17.16%)	(32.82%)	(29.79%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$471	$522	$345	$538	$869
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.33%**	3.07%	4.03%	3.16%	1.87%
Expenses with reimbursements and earnings credits	2.33%**	3.07%	4.03%	3.14%	1.84%
Net investment loss	(1.06%)**	(1.06%)	(2.69%)	(1.60%)	(1.00%)
Portfolio turnover rate@	690%	707%	495%	704%	535%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.42% (2004), 3.16% (2003), 4.05% (2002), 3.16% (2001), and 1.87% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Notes to Financial Statements

June 30, 2004 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Passport Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event

occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $36,354 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges incurred by DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $18,176 for out-of-pocket transfer agent charges.

***Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares*—**The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$19,869
Class B	$19,193
Class C	$9,176
Class R	$95
Class T	$766

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

***Distribution and Shareholder Services Plans*—**DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $94,462 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$33,681
Class B	$68,363	$22,788
Class C	$41,089	$13,697
Class T	$643	$643

During the six months ended June 30, 2004, DSC retained $2,630 and $103 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $29,781 and $10,519 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $59,789. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company.

Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the six months ended June 30, 2004, Founders reimbursed the Fund for a pricing error, the amount of which was not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2008 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$159,719,747
Post-October Capital Loss Deferral	$ 116,722
Post-October Currency Loss Deferral	$ 8,045
Federal Tax Cost	$114,664,124
Gross Tax Appreciation of Investments	$ 10,146,910
Gross Tax Depreciation of Investments	$ (2,093,889)
Net Tax Appreciation	$ 8,053,021

4. Capital Share Transactions

The Fund is authorized to issue 400 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004		Year ended December 31, 2003	
	Shares	Amount	Shares	Amount
Class A				
Sold	603,770	$ 9,126,833	3,502,478	$ 36,560,507
Redeemed	(962,000)	$(13,552,623)	(2,746,760)	$(28,427,638)
Net Increase (Decrease)	(358,230)	$ (4,425,790)	755,718	$ 8,132,869
Class B				
Sold	29,828	$ 434,989	58,678	$ 685,415
Redeemed	(104,665)	$ (1,501,031)	(350,900)	$ (3,391,134)
Net Decrease	(74,837)	$ (1,066,042)	(292,222)	$ (2,705,719)
Class C				
Sold	139,251	$ 2,065,747	1,047,656	$ 9,859,862
Redeemed	(153,858)	$ (2,116,286)	(938,988)	$ (7,954,326)
Net Increase (Decrease)	(14,607)	$ (50,539)	108,668	$ 1,905,536
Class F				
Sold	589,372	$ 8,834,063	3,504,087	$ 34,110,158
Redeemed	(1,295,600)	$(18,878,235)	(4,216,077)	$(39,098,696)
Net Decrease	(706,228)	$(10,044,172)	(711,990)	$ (4,988,538)
Class R				
Sold	18,997	$ 271,977	88,378	$ 927,946
Redeemed	(13,092)	$ (188,717)	(82,802)	$ (904,934)
Net Increase	5,905	$ 83,260	5,576	$ 23,012
Class T				
Sold	1,666	$ 23,555	154,521	$ 1,219,197
Redeemed	(6,243)	$ (88,572)	(160,244)	$ (1,297,043)
Net Decrease	(4,577)	$ (65,017)	(5,723)	$ (77,846)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $425,429,432 and $443,108,439, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Dreyfus Founders Passport Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

A-636-PAS-04

SEMIANNUAL REPORT

Dreyfus Founders Worldwide Growth Fund

Investment Update
June 30, 2004

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents

Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Semiannual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website. To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

Management Overview

   

A discussion with co-portfolio managers Remi J. Browne, CFA, left; Daniel B. LeVan, CFA, second from left; Jeffrey R. Sullivan, CFA, third from left; and John B. Jares, CFA, right

How did the Fund perform relative to its benchmark in the six months ended June 30, 2004?

Dreyfus Founders Worldwide Growth Fund underperformed its benchmark, the Morgan Stanley Capital International (MSCI) World Index, which posted a 3.52% return for the first six months of 2004.

Describe the market factors during the period.

The global markets opened 2004 in a positive position as the Japanese economic recovery grew beyond expectations, China continued its trend of significant growth, and the U.S. expansion continued. However, as the first half of the year ended, the equity markets were bogged down with numerous concerns. The perception of a strong growth environment began to erode as concerns of higher global inflation, higher oil prices and rising interest rates impacted the global markets. Although Japan continued its recovery, Chinese governmental policies began to slow China's growth, and investors in the United States were worried that the domestic economy was not as strong as was once predicted.

> *"The energy sector exhibited strong performance for the Fund, primarily attributable to the increase in energy prices as well as strong performance of select individual issues."*

Performance Highlights

- The global markets opened 2004 in a positive position as the Japanese economic recovery grew beyond expectations, China continued its trend of significant growth, and the U.S. expansion continued.
- The Fund benefited from good growth opportunities in the consumer staples and energy sectors, traditionally defensive sectors.
- An overweight relative position coupled with strong stock selection in the consumer discretionary sector boosted the Fund's relative return for the period.
- Although the United States had many top performers on an individual basis, this country was the most detrimental to relative Fund performance during the first half of 2004.
- A heavy relative overweighting and poor stock selection in the information technology sector combined to provide the largest hit to Fund performance on a sector basis.

What management decisions positively impacted Fund performance during the period?

From a country standpoint, the Fund's overweight position and strong stock selection in Germany created a positive impact to relative Fund performance. Japan also benefited Fund performance as the country continued its economic rebound. This was evidenced during the period by business sentiment reaching a 13-year high, the unemployment rate falling and positive earnings being reported. Canada, Spain and Finland also aided Fund performance primarily through strong stock selection.

Stock selection in various sectors aided Fund performance during the first half of 2004 as the Fund benefited from good growth opportunities in the consumer staples and energy sectors, traditionally defensive sectors. Several stocks in the consumer staples sector showed favorable performance during the period. U.S. holdings **Estée Lauder Companies, Inc.** and **Gillette Company** both performed well because of excellent revenue and earnings growth.

The energy sector also exhibited strong performance for the Fund, primarily attributable to the increase in energy prices during the first six months of 2004, as well as strong performance of select individual issues. U.K.-based Cairn

Energy PLC added significant value to the Fund as the company discovered two major oil reserves in the Rajasthan region of India during the first half of the period, which significantly increased the company's production profile.

An overweight position coupled with strong stock selection in the consumer discretionary sector boosted the Fund's relative return for the period. **Royal Caribbean Cruises Limited** and **Nordstrom, Inc.** were among the top performers for the Fund in this sector.

Although the Fund's performance in the information technology sector was a hindrance, select holdings from this sector did buoy Fund performance. **Apple Computer, Inc.** and **Accenture Limited**, a management consulting, technology services and outsourcing company, were among the Fund's top information technology performers during the period.

Sumitomo Mitsui Financial Group, Inc., a Japanese financial services firm, was also a notable contributor to the Fund's return.

What management decisions negatively impacted Fund performance during the period?

Although the United States had many top performers on an individual basis, this country was the most detrimental to relative Fund performance during the first half of 2004, as concerns weighed heavily on the domestic economy.

Largest Equity Holdings (ticker symbol)	
1. General Electric Company (GE)	2.54%
2. Cisco Systems, Inc. (CSCO)	2.34%
3. Kohl's Corporation (KSS)	1.94%
4. Gillette Company (G)	1.94%
5. Walt Disney Company (DIS)	1.80%
6. SAP AG Sponsored ADR (SAP)	1.79%
7. American International Group, Inc. (AIG)	1.65%
8. Royal Caribbean Cruises Limited (RCL)	1.63%
9. Maxim Integrated Products, Inc. (MXIM)	1.62%
10. International Business Machines Corporation (IBM)	1.60%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Worldwide Growth Fund-Class F
MSCI World Index
$19,912
$15,106
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 6/30/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World Index measures global developed market equity performance. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	(3.15%)	17.72%	—	—	(12.59%)
Without sales charge	2.72%	24.89%	—	—	(11.43%)
Class B Shares (12/31/99)					
With redemption*	(1.55%)	20.07%	—	—	(12.38%)
Without redemption	2.45%	24.07%	—	—	(12.06%)
Class C Shares (12/31/99)					
With redemption**	1.31%	22.85%	—	—	(12.46%)
Without redemption	2.31%	23.85%	—	—	(12.46%)
Class F Shares (12/29/89)	2.72%	24.95%	(3.94%)	4.21%	7.02%
Class R Shares (12/31/99)	2.93%	25.42%	—	—	(11.00%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	(2.05%)	19.16%	—	—	(13.46%)
Without sales charge	2.61%	24.83%	—	—	(12.57%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

Ongoing geopolitical uncertainty, the expectation of a hike in the federal funds rate, high oil prices and apprehension that the economy was not growing as fast as expected provided a difficult trading environment for the equity markets.

Hong Kong, Switzerland, Belgium and Italy were four additional markets that detracted from relative Fund performance due to both poor stock selection and underweight positions in these countries.

The largest underachiever on a sector basis for the Fund was information technology. A heavy relative overweighting and poor stock selection combined to provide the largest hit to Fund performance. Holdings such as **Intel Corporation** and Oracle Corporation hampered Fund performance during the half due to drops in each respective company's share price.

The materials and industrials sectors also hindered relative Fund performance, mainly owing to poor stock selection. Materials holding Newmont Mining Corporation proved to be one of the worst performers during the period. **Union Pacific Corporation**, an industrials holding, also underperformed.


Portfolio Composition
50.44% United States
9.78% Japan
9.31% United Kingdom
5.20% Germany
4.15% France
3.17% Canada
2.83% Netherlands
2.73% Switzerland
11.21% Other Countries
1.18% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Other underperforming issues came from various sectors. Lower-end retailer **Kohl's Corporation** experienced lackluster sales and earnings trends. Biotechnology holding **Amgen, Inc.** also weighed heavily as market competition and potential effects of healthcare reform in the company's key markets moved the stock's price lower. Telecommunications services holding **Vodafone Group PLC** experienced a tough first half of the year as the company spent money on its profitless Japanese subsidiary.

As always, our investment process remains the same. We rely on our bottom-up research process to seek companies we believe are capable of posting strong future revenue and earnings growth at attractive valuations.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Jeffrey R. Sullivan, CFA
Co-Portfolio Manager

John B. Jares, CFA
Co-Portfolio Manager

Statement of Investments

June 30, 2004 *(unaudited)*

Shares		*Market Value*
Common Stocks (Domestic)—50.5%		
Airlines—1.1%		
55,200	Southwest Airlines Company	$ 925,697
Aluminum—1.0%		
27,150	Alcoa, Inc.	896,765
Application Software—0.7%		
14,900	Autodesk, Inc.	637,869
Asset Management & Custody Banks—0.6%		
29,125	Janus Capital Group, Inc.	480,271
Biotechnology—0.7%		
6,250	Amgen, Inc.*	341,063
4,125	Biogen Idec, Inc.*	260,906
		601,969
Broadcasting & Cable TV—1.6%		
37,875	Comcast Corporation Special Class A*	1,045,729
13,600	Cox Communications, Inc. Class A*	377,944
		1,423,673
Communications Equipment—4.6%		
28,850	Avaya, Inc.*	455,542
85,925	Cisco Systems, Inc.*	2,036,423
44,100	Motorola, Inc.	804,825
19,525	Scientific-Atlanta, Inc.	673,613
		3,970,403
Computer & Electronics Retail—0.5%		
8,062	Best Buy Company, Inc.	409,066
Computer Hardware—3.2%		
42,550	Apple Computer, Inc.*	1,384,577
15,800	International Business Machines Corporation	1,392,770
		2,777,347
Computer Storage & Peripherals—0.3%		
24,850	EMC Corporation*	283,290

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	FR	France	NE	Netherlands
AT	Austria	GE	Germany	NW	Norway
BD	Bermuda	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	RS	Russia
BR	Brazil	ID	Indonesia	SG	Singapore
CA	Canada	IE	Ireland	SL	Solvak Republic
CI	Channel Islands	IN	India	SP	Spain
CN	China	IT	Italy	SW	Sweden
CY	Cyprus	JA	Japan	SZ	Switzerland
DE	Denmark	MA	Malaysia	TH	Thailand
FI	Finland	MX	Mexico	UK	United Kingdom

Shares		Market Value
Consumer Finance—0.6%		
21,250	MBNA Corporation	$ 548,038
Data Processing & Outsourced Services—0.9%		
19,575	Automatic Data Processing, Inc.	819,801
Department Stores—2.9%		
39,950	Kohl's Corporation*	1,689,086
19,675	Nordstrom, Inc.	838,352
		2,527,438
Diversified Banks—1.2%		
20,800	Bank One Corporation	1,060,800
Employment Services—1.1%		
10,075	Manpower, Inc.	511,508
16,025	Monster Worldwide, Inc.*	412,163
		923,671
Food Retail—0.8%		
39,525	Kroger Company*	719,355
Healthcare Equipment—1.3%		
26,025	Boston Scientific Corporation*	1,113,870
Home Entertainment Software—0.9%		
14,700	Electronic Arts*	801,885
Hotels, Resorts & Cruise Lines—0.7%		
11,925	Carnival Corporation	560,475
Industrial Conglomerates—2.5%		
68,000	General Electric Company	2,203,200
Investment Banking & Brokerage—1.0%		
8,850	Goldman Sachs Group, Inc.	833,316
Leisure Facilities—1.6%		
32,700	Royal Caribbean Cruises Limited	1,419,507
Life & Health Insurance—0.8%		
16,225	AFLAC, Inc.	662,142
Movies & Entertainment—1.8%		
61,225	Walt Disney Company	1,560,625
Multi-Line Insurance—1.7%		
20,100	American International Group, Inc.	1,432,728
Other Diversified Financial Services—0.5%		
9,008	Citigroup, Inc.	418,872
Personal Products—3.1%		
20,800	Estée Lauder Companies, Inc. Class A	1,014,624
39,800	Gillette Company	1,687,520
		2,702,144

See notes to statement of investments.

Shares		Market Value
Pharmaceuticals—2.9%		
27,775	Abbott Laboratories	$ 1,132,109
8,475	Johnson & Johnson	472,058
27,612	Pfizer, Inc.	946,539
		2,550,706
Property & Casualty Insurance—0.8%		
14,350	Allstate Corporation	667,993
Railroads—1.0%		
14,625	Union Pacific Corporation	869,456
Semiconductors—4.7%		
33,325	Intel Corporation	919,770
34,300	Linear Technology Corporation	1,353,821
26,875	Maxim Integrated Products, Inc.	1,408,788
17,925	Texas Instruments, Inc.	433,427
		4,115,806
Soft Drinks—0.6%		
9,550	Coca-Cola Company	482,084
Specialty Stores—0.2%		
5,275	Weight Watchers International, Inc.*	206,464
Systems Software—2.1%		
13,450	Adobe Systems, Inc.	625,425
26,950	Microsoft Corporation	769,692
15,475	VERITAS Software Corporation*	428,658
		1,823,775
Thrifts & Mortgage Finance—0.5%		
10,000	The PMI Group, Inc.	435,200
Total Common Stocks (Domestic) (Cost—$38,480,785)		43,865,701
Common Stocks (Foreign)—48.5%		
Aerospace & Defense—0.4%		
23,400	Gamesa Corporacion Tecnologica SA (SP)	344,779
Application Software—2.7%		
10,400	Amdocs Limited (CI)*	243,672
3,020	SAP AG (GE)	503,395
37,225	SAP AG Sponsored ADR (GE)	1,556,377
		2,303,444
Auto Parts & Equipment—0.4%		
8,400	Canadian Tire Corporation Limited Class A (CA)	306,354
Automobile Manufacturers—1.6%		
32,400	Nissan Motor Company Limited (JA)	360,181
4,900	Renault SA (FR)	373,208
15,100	Toyota Motor Corporation (JA)	611,667
		1,345,056

Shares		Market Value
Biotechnology—0.3%		
470	Serono SA (SZ)	$ 296,095
Brewers—1.0%		
34,700	Asahi Breweries Limited (JA)	382,570
27,000	Fraser & Neave Limited (SG)	219,448
23,000	SABMiller PLC (UK)	297,615
		899,633
Broadcasting & Cable TV—0.5%		
18,800	Mediaset SPA (IT)	214,328
23,900	Publishing & Broadcasting Limited (AU)	213,943
		428,271
Communications Equipment—1.0%		
16,000	Nokia Oyj (FI)	230,880
2,386	Sagem SA (FR)	266,208
140,700	Telefonaktiebolaget LM Ericsson (SW)	414,648
		911,736
Computer Storage & Peripherals—0.7%		
20,200	ATI Technologies, Inc. (CA)*	379,051
5,300	Logitech International SA (SZ)*	241,217
		620,268
Construction Materials—0.6%		
171,700	Aggregate Industries PLC (UK)	255,339
50,500	Boral Limited (AU)	227,259
		482,598
Construction, Farm Machinery & Heavy Trucks—0.3%		
7,000	Volvo AB Class B (SW)	243,462
Consumer Electronics—1.8%		
25,000	Casio Computer Company Limited (JA)	378,500
10,000	Citizen Electronics Company Limited (JA)	568,208
10,300	Koninklijke (Royal) Philips Electronics NV (NE)	277,332
21,000	Sharp Corporation (JA)	335,453
		1,559,493
Consumer Finance—0.3%		
4,000	Sanyo Shinpan Finance Company Limited (JA)	228,383
Diversified Banks—6.6%		
10,700	ABN AMRO Holding NV (NE)	234,075
36,880	Alpha Bank AE (GR)	937,818
42,400	Anglo Irish Bank Corporation PLC (IE)	662,903
101,971	Barclays PLC (UK)	868,714
10,589	BNP Paribas SA (FR)	651,264
27,600	HBOS PLC (UK)	341,621
56	Mitsubishi Tokyo Financial Group, Inc. (JA)	518,352
27,888	Royal Bank of Scotland Group PLC (UK)	803,158
17,400	Skandinaviska Enskilda Banken (SW)	251,772
5,400	Societe Generale (FR)	458,924
		5,728,601

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Diversified Capital Markets—0.9%		
13,900	Credit Suisse Group (SZ)	$ 493,892
3,744	UBS AG (SZ)	263,820
		757,712
Diversified Metals & Mining—0.8%		
76,300	WMC Resources Limited (AU)	261,509
33,300	Xstrata PLC (UK)	445,087
		706,596
Electric Utilities—0.8%		
5,800	E.ON AG (GE)	417,764
24,300	Fortum Oyj (FI)	310,439
		728,203
Electronic Equipment Manufacturers—1.5%		
1,700	Keyence Corporation (JA)	387,784
3,700	Kyocera Corporation (JA)	313,999
8,300	TDK Corporation (JA)	629,831
		1,331,614
Food Retail—0.6%		
2,800	Guyenne et Gascogne AG (FR)	322,959
39,300	Tesco PLC (UK)	189,765
		512,724
Forest Products—0.3%		
20,100	Canfor Corporation (CA)*	227,864
Gas Utilities—0.3%		
71,900	Centrica PLC (UK)	292,738
Home Furnishings—0.3%		
4,600	Hunter Douglas NV (NE)	223,872
Homebuilding—0.3%		
26,600	Barratt Developments PLC (UK)	284,380
Hotels, Resorts & Cruise Lines—0.3%		
4,325	Four Seasons Hotels, Inc. (CA)	260,408
Household Products—0.3%		
7,850	Reckitt Benckiser PLC (UK)	222,231
Hypermarkets & Super Centers—0.4%		
7,300	Metro AG (GE)	346,393

Shares		Market Value
Industrial Conglomerates—0.9%		
267,900	Cookson Group PLC (UK)*	$ 204,059
71,700	Keppel Corporation Limited (SG)	293,460
4,300	Siemens AG (GE)	309,460
		806,979
Industrial Machinery—0.7%		
45,000	NSK Limited (JA)	223,938
7,400	Saurer AG (SZ)*	378,449
		602,387
Integrated Oil & Gas—3.0%		
75,642	BP PLC (UK)	668,075
13,700	Husky Energy, Inc. (CA)	262,086
1,700	OMV AG (AT)	330,961
13,900	Repsol YPF SA (SP)	304,417
33,900	Shell Transport & Trading Company PLC (UK)	248,686
4,030	Total SA (FR)	768,343
		2,582,568
Integrated Telecommunication Services—1.4%		
11,800	Deutsche Telekom AG (GE)*	207,458
70,200	Koninklijke NV (NE)	534,678
65,200	Telenor ASA (NW)	453,385
		1,195,521
IT Consulting & Other Services—0.9%		
28,500	Accenture Limited Class A (BD)*	783,180
Leisure Products—0.3%		
12,800	Sankyo Company Limited (JA)	277,432
Marine—0.3%		
209,000	Neptune Orient Lines Limited (SG)	286,351
Multi-Line Insurance—0.5%		
21,200	Aviva PLC (UK)	218,767
4,900	Baloise Holding Limited (SZ)	212,839
		431,606
Oil & Gas Exploration & Production—1.5%		
13,700	Canadian National Resources Limited (CA)	409,222
15,100	Eni SPA (IT)	299,832
6,000	Norsk Hydro ASA (NW)	389,959
266,400	Oil Search Limited (AU)	244,966
		1,343,979
Oil & Gas Refining, Marketing, & Transportation—0.3%		
41,400	Caltex Australia Limited (AU)	266,194
Other Diversified Financial Services—0.9%		
22,500	ING Groep NV (NE)	531,087
9,200	Sun Life Financial, Inc. (CA)	263,553
		794,640

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Packaged Foods & Meats—0.8%		
14,900	Koninklijke Wessanen NV (NE)	$ 214,282
20,000	Nisshin Seifun Group, Inc. (JA)	203,088
243,000	Want Want Holdings Limited (SG)	267,300
		684,670
Pharmaceuticals—4.8%		
9,200	AstraZeneca Group PLC (UK)	412,782
3,800	Aventis SA (FR)	286,884
18,200	Axcan Pharma, Inc. (CA)*	384,008
16,400	Eisai Company Limited (JA)	471,942
8,100	Merck KGaA (GE)	489,804
11,088	Novartis AG (SZ)	489,150
11,000	Ono Pharmaceuticals Company Limited (JA)	517,161
27,000	Shire Pharmaceuticals Group PLC (UK)*	235,773
7,100	Takeda Chemical Industries Limited (JA)	311,680
47,900	Warner Chilcott PLC (UK)	603,745
		4,202,929
Precious Metals & Minerals—0.2%		
12,400	ThyssenKrupp AG (GE)	211,972
Property & Casualty Insurance—0.5%		
124,400	Insurance Australia Group Limited (AU)	433,299
Publishing—0.2%		
19,700	Johnston Press PLC (UK)	202,395
Railroads—0.3%		
5,987	Canadian National Railway Company (CA)	260,973
Real Estate Investment Trusts—0.7%		
85	Sumitomo Mitsui Financial Group, Inc. (JA)	582,688
Real Estate Management & Development—0.3%		
2,900	Wereldhave NV (NE)	238,521
Semiconductor Equipment—0.2%		
12,400	ASML Holding NV (NE)*	209,860
Soft Drinks—0.8%		
41,800	Coca-Cola Amatil Limited (AU)	201,793
21,100	Kirin Beverage Corporation (JA)	496,971
		698,764
Thrifts & Mortgage Finance—0.4%		
23,000	Northern Rock PLC (UK)	301,786

Shares		Market Value
Tires & Rubber—0.6%		
9,900	Continental AG (GE)	$ 477,595
Trading Companies & Distributors—0.3%		
23,000	Mitsubishi Corporation (JA)	223,434
Wireless Telecommunication Services—2.7%		
14,400	Bouygues SA (FR)	482,161
85	KDDI Corporation (JA)	486,093
194,000	SmarTone Telecommunications Holdings Limited (HK)	212,659
35,000	Telecom Italia Mobile SPA (IT)	198,443
456,575	Vodafone Group PLC (UK)	999,845
		2,379,201
Total Common Stocks (Foreign) (Cost—$32,226,156)		42,071,832
Total Investments—99.0% (Total Cost—$70,706,941)		85,937,533
Other Assets and Liabilities—1.0%		907,820
Net Assets—100.0%		$86,845,353

Notes to Statement of Investments

* *Non-income producing.*
ADR - American Depositary Receipt

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets		
Investment securities, at cost	$	70,706,941
Investment securities, at market		85,937,533
Cash		65,183
Foreign currency (cost $23,403)		22,786
Receivables:		
Investment securities sold		2,068,447
Capital shares sold		13,128
Dividends		64,258
Other		90,671
Total Assets		88,262,006

Liabilities		
Payables and other accrued liabilities:		
Investment securities purchased		335,964
Capital shares redeemed		144,277
Advisory fees		72,138
Shareholder servicing fees		13,230
Accounting fees		5,659
Distribution fees		18,795
Transfer agency fees		10,695
Custodian fees		11,207
Line of credit		700,000
Other		104,688
Total Liabilities		1,416,653
Net Assets	$	86,845,353

Composition of Net Assets		
Capital (par value and paid-in surplus)	$	148,011,374
Undistributed net investment income		30,990
Accumulated net realized loss from security transactions		(76,431,538)
Net unrealized appreciation on investments and foreign currency translation		15,234,527
Total	$	86,845,353

Class A		
Net Assets	$	560,675
Shares Outstanding		47,964
Net Asset Value, Redemption Price Per Share	$	11.69
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	12.40
Class B		
Net Assets	$	1,935,817
Shares Outstanding		171,530
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.29
Class C		
Net Assets	$	209,812
Shares Outstanding		18,963
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.06
Class F		
Net Assets	$	61,519,772
Shares Outstanding		5,247,631
Net Asset Value, Offering and Redemption Price Per Share	$	11.72
Class R		
Net Assets	$	22,568,382
Shares Outstanding		1,889,385
Net Asset Value, Offering and Redemption Price Per Share	$	11.94
Class T		
Net Assets	$	50,895
Shares Outstanding		4,621
Net Asset Value, Redemption Price Per Share	$	11.01
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	11.53

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 891,892
Interest	15,959
Foreign taxes withheld	(83,952)
Total Investment Income	823,899
Expenses	
Advisory fees—Note 2	458,919
Shareholder servicing fees—Note 2	53,384
Accounting fees—Note 2	35,856
Distribution fees—Note 2	91,928
Transfer agency fees—Note 2	37,116
Registration fees	29,864
Postage and mailing expenses	5,508
Custodian fees and expenses—Note 2	26,414
Printing expenses	16,888
Legal and audit fees	6,575
Directors' fees and expenses—Note 2	9,745
Other expenses	16,245
Total Expenses	788,442
Earnings Credits	(685)
Reimbursed/Waived Expenses	(5,559)
Expense Offset to Broker Commissions	(4,071)
Net Expenses	778,127
Net Investment Income	45,772
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	7,793,411
Foreign Currency Transactions	(5,858)
Net Realized Gain	7,787,553
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(5,328,324)
Net Realized and Unrealized Gain	2,459,229
Net Increase in Net Assets Resulting from Operations	$ 2,505,001

See notes to financial statements.

Statements of Changes in Net Assets
(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Income (Loss)	$ 45,772	$ (324,443)
Net Realized Gain (Loss) on Security and Foreign Currency Transactions	7,787,553	(60,984)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(5,328,324)	26,608,251
Net Increase in Net Assets Resulting from Operations	2,505,001	26,222,824
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(115,032)	(95,963)
Class B	66,327	(128,745)
Class C	(68,011)	(25,117)
Class F	(10,832,361)	(9,169,160)
Class R	522,825	1,759,076
Class T	(12,132)	(2,291)
Net Decrease from Capital Share Transactions	(10,438,384)	(7,662,200)
Net Increase (Decrease) in Net Assets	(7,933,383)	18,560,624
Net Assets		
Beginning of period	$ 94,778,736	$ 76,218,112
End of period	$ 86,845,353	$ 94,778,736
Undistributed Net Investment Income (Loss)	$ 30,990	$ (14,782)

See notes to financial statements.

Financial Highlights
(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.38	$8.32	$11.71	$15.78	$25.18
Income from investment operations:					
Net investment income (loss)	0.00+,†	(0.10)	(0.15)	(0.09)	(0.09)
Net realized and unrealized gains (losses) on securities	0.31	3.16	(3.24)	(3.98)	(5.44)
Total from investment operations	0.31	3.06	(3.39)	(4.07)	(5.53)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$11.69	$11.38	$8.32	$11.71	$15.78
Total Return*	2.72%	36.78%	(28.95%)	(25.79%)	(21.82%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$561	$656	$543	$1,003	$800
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.77%**	2.03%	2.06%	2.10%	1.43%
Expenses with reimbursements and earnings credits	1.77%**	2.03%	2.06%	2.09%	1.41%
Net investment income (loss)	0.00%**	(0.55%)	(0.77%)	(0.96%)	(0.35%)
Portfolio turnover rate@	117%	138%	211%	145%	210%

+ *Net investment income for the six months ended June 30, 2004 aggregated less than $0.01 on a per share basis.*
† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.78% (2004), 2.04% (2003), 2.06% (2002), 2.10% (2001), and 1.43% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.02	$8.12	$11.52	$15.57	$25.18
Income from investment operations:					
Net investment loss	(0.04)†	(0.16)	(0.14)	(0.15)	(0.11)
Net realized and unrealized gains (losses) on securities	0.31	3.06	(3.26)	(3.90)	(5.63)
Total from investment operations	0.27	2.90	(3.40)	(4.05)	(5.74)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$11.29	$11.02	$8.12	$11.52	$15.57
Total Return*	2.45%	35.71%	(29.51%)	(26.01%)	(22.67%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,936	$1,821	$1,459	$2,089	$2,329
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.51%**	2.80%	2.71%	2.54%	2.25%
Expenses with reimbursements and earnings credits	2.51%**	2.80%	2.70%	2.53%	2.21%
Net investment loss	(0.70%)**	(1.30%)	(1.41%)	(1.43%)	(1.40%)
Portfolio turnover rate@	117%	138%	211%	145%	210%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.52% (2004), 2.82% (2003), 2.71% (2002), 2.54% (2001), and 2.25% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2004	2003	Year ended December 31, 2002	2001	2000
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.81	$7.96	$11.34	$15.56	$25.18
Income from investment operations:					
Net investment loss	(0.04)†	(0.20)	(0.30)	(0.30)	(0.11)
Net realized and unrealized gains (losses) on securities	0.29	3.05	(3.08)	(3.92)	(5.64)
Total from investment operations	0.25	2.85	(3.38)	(4.22)	(5.75)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$11.06	$10.81	$7.96	$11.34	$15.56
Total Return*	2.31%	35.80%	(29.81%)	(27.12%)	(22.70%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$210	$271	$218	$380	$375
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.54%**	2.82%	3.33%	4.18%	2.25%
Expenses with reimbursements and earnings credits	2.54%**	2.82%	3.33%	4.17%	2.21%
Net investment loss	(0.78%)**	(1.34%)	(2.05%)	(3.07%)	(1.31%)
Portfolio turnover rate@	117%	138%	211%	145%	210%

† *Computed using average shares outstanding throughout the period.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.55% (2004), 2.84% (2003), 3.40% (2002), 4.18% (2001), and 2.25% (2000).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares						
Per Share Operating Data						
Net Asset Value, beginning of period	$11.41	$8.33	$11.72	$15.69	$25.17	$22.06
Income from investment operations:						
Net investment income (loss)	0.00+,†	(0.13)	(0.13)	(0.14)	(0.16)	(0.06)
Net realized and unrealized gains (losses) on securities	0.31	3.21	(3.26)	(3.83)	(5.45)	10.11
Total from investment operations	0.31	3.08	(3.39)	(3.97)	(5.61)	10.05
Less dividends and distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)	(6.94)
Total distributions	0.00	0.00	0.00	0.00	(3.87)	(6.94)
Net Asset Value, end of period	$11.72	$11.41	$8.33	$11.72	$15.69	$25.17
Total Return	2.72%	36.97%	(28.92%)	(25.30%)	(22.14%)	48.78%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$61,520	$70,566	$59,890	$101,592	$176,405	$284,839
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.78%**	1.97%	1.84%	1.61%	1.54%	1.55%
Expenses with reimbursements and earnings credits	1.78%**	1.97%	1.84%	1.60%	1.52%	1.53%
Net investment income (loss)	0.01%**	(0.47%)	(0.55%)	(0.50%)	(0.67%)	(0.27%)
Portfolio turnover rate@	117%	138%	211%	145%	210%	157%

\+ *Net investment income for the six months ended June 30, 2004 aggregated less than $0.01 on a per share basis.*
† *Computed using average shares outstanding throughout the period.*
** *Annualized.*
# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.79% (2004), 1.98% (2003), 1.84% (2002), 1.61% (2001), 1.54% (2000) and 1.55% (1999).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.60	$8.44	$11.81	$15.75	$25.18
Income from investment operations:					
Net investment income (loss)	0.03	(0.00)+	(0.01)	(0.02)	(0.00)+
Net realized and unrealized gains (losses) on securities	0.31	3.16	(3.36)	(3.92)	(5.56)
Total from investment operations	0.34	3.16	(3.37)	(3.94)	(5.56)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$11.94	$11.60	$8.44	$11.81	$15.75
Total Return	2.93%	37.44%	(28.54%)	(25.02%)	(21.94%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$22,568	$21,404	$14,060	$19,193	$27,611
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.37%**	1.51%	1.41%	1.25%	1.26%
Expenses with reimbursements and earnings credits	1.37%**	1.51%	1.41%	1.24%	1.22%
Net investment income (loss)	0.44%**	(0.03%)	(0.13%)	(0.14%)	(0.49%)
Portfolio turnover rate@	117%	138%	211%	145%	210%

\+ *Net investment loss for the years ended December 31, 2003 and 2000 aggregated less than $0.01 on a per share basis.*

** *Annualized.*

\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.38% (2004), 1.53% (2003), 1.41% (2002), 1.25% (2001), and 1.26% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$10.73	$7.89	$11.46	$15.65	$25.18
Income from investment operations:					
Net investment loss	(0.01)†	(0.14)	(0.59)	(0.26)	(0.06)
Net realized and unrealized gains (losses) on securities	0.29	2.98	(2.98)	(3.93)	(5.60)
Total from investment operations	0.28	2.84	(3.57)	(4.19)	(5.66)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$11.01	$10.73	$7.89	$11.46	$15.65
Total Return*	2.61%	35.99%	(31.15%)	(26.77%)	(22.34%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$51	$61	$47	$90	$48
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.95%**	2.54%	4.60%	3.75%	1.76%
Expenses with reimbursements and earnings credits	1.94%**	2.54%	4.60%	3.74%	1.72%
Net investment loss	(0.17%)**	(1.05%)	(2.88%)	(2.72%)	(0.76%)
Portfolio turnover rate@	117%	138%	211%	145%	210%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.96% (2004), 2.56% (2003), 5.48% (2002), 10.02% (2001), and 1.76% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Worldwide Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations**—**A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $49,947 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges incurred by DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $12,031 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$507
Class B	$1,598
Class C	$236
Class R	$3,287
Class T	$30

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $83,854 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$699
Class B	$7,081	$2,360
Class C	$922	$307
Class T	$71	$71

During the six months ended June 30, 2004, DSC retained $846 and $10 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $3,422 and $50 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of	But Not Exceeding	Domestic Fee	Foreign Fee
$0	$500 million	0.06%	0.10%
$500 million	$1 billion	0.04%	0.065%
$1 billion		0.02%	0.02%

Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $5,559. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other

Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$ 83,274,416
Post-October Capital Loss Deferral	$ 253,252
Post-October Currency Loss Deferral	$ 628
Federal Tax Cost	$ 71,379,139
Gross Tax Appreciation of Investments	$ 15,601,849
Gross Tax Depreciation of Investments	$ (1,043,455)
Net Tax Appreciation	$ 14,558,394

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004			Year ended December 31, 2003		
	Shares		Amount	Shares		Amount
Class A						
Sold	8,413	$	97,470	197,675	$	1,902,667
Redeemed	(18,115)	$	(212,502)	(205,316)	$	(1,998,630)
Net Decrease	(9,702)	$	(115,032)	(7,641)	$	(95,963)
Class B						
Sold	21,726	$	239,925	13,807	$	133,035
Redeemed	(15,377)	$	(173,598)	(28,252)	$	(261,780)
Net Increase (Decrease)	6,349	$	66,327	(14,445)	$	(128,745)
Class C						
Sold	3,830	$	42,414	50,623	$	402,228
Redeemed	(9,933)	$	(110,425)	(52,994)	$	(427,345)
Net Decrease	(6,103)	$	(68,011)	(2,371)	$	(25,117)
Class F						
Sold	518,816	$	6,087,270	2,467,985	$	22,841,668
Redeemed	(1,455,312)	$	(16,919,631)	(3,470,420)	$	(32,010,828)
Net Decrease	(936,496)	$	(10,832,361)	(1,002,435)	$	(9,169,160)
Class R						
Sold	123,552	$	1,457,362	286,586	$	2,765,461
Redeemed	(78,830)	$	(934,537)	(108,124)	$	(1,006,385)
Net Increase	44,722	$	522,825	178,462	$	1,759,076
Class T						
Sold	1,417	$	15,461	0	$	0
Redeemed	(2,495)	$	(27,593)	(282)	$	(2,291)
Net Decrease	(1,078)	$	(12,132)	(282)	$	(2,291)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $52,591,227 and $61,234,475, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund had borrowings in the amount of $700,000 pursuant to this LOC arrangement.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Dreyfus Founders Worldwide Growth Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company SM
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Proxy Voting Information
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-636-WWG-04

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Proxy Voting Information
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.dreyfus.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-554-4611.

Dreyfus Founders
Balanced Fund

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

0086SA0604

Dreyfus Founders Balanced Fund

SEMIANNUAL REPORT June 30, 2004



YOU, YOUR ADVISOR AND
Dreyfus
A MELLON FINANCIAL COMPANY℠

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

This page intentionally left blank

Management Overview





A discussion with portfolio manager John B. Jares, CFA, left, and assistant portfolio manager John Johnson, CFA

How did the Fund perform relative to its benchmark for the six-month period ended June 30, 2004?

For the six-month period ended June 30, 2004, the Dreyfus Founders Balanced Fund underperformed its benchmark, the Standard & Poor's 500 Index, which posted a total return of 3.44% for the same period.

To what do you attribute the market's overall performance for the first six months of 2004?

During the first half of the year, the market continued to focus on macroeconomic issues, both domestically and internationally. The continuing war on terrorism, increasing interest rates and oil prices, and the approaching Presidential election mired the equity markets during the period. The ongoing unrest in the Middle East escalated geopolitical instability, which sustained the risk premium to world oil prices. This caused concern in the U.S. markets that the domestic economy may slow sooner rather than later. These factors, coupled with the anticipation of the Federal Reserve raising the federal funds rate, intensified an already difficult environment for the markets during the first six months of the year.

"We selected for inclusion in the Fund holdings we believe are most likely to exhibit strong earnings-per-share (EPS) growth, preparing the Fund for the possibility of continued economic expansion."

What changes were made to the Fund during the period?

Based on our fundamental evaluation of individual companies in various sectors, we adjusted the Fund's investments in the consumer discretionary sector to those holdings that were more sensitive to an economic upturn. Additionally,

Performance Highlights

- The continuing war on terrorism, increasing interest rates and oil prices, and the approaching Presidential election mired the equity markets during the period.
- Compelling growth opportunities were found in the consumer staples, financials and consumer discretionary sectors.
- Poor stock selection in the information technology sector hindered relative performance during the period.
- Although the bond market experienced a strong first quarter, the Treasury market suffered its worst performance in almost 25 years during the second quarter.

we increased the Fund's weighting in the healthcare sector as companies within this sector offered compelling prospects given their valuations and opportunity within an increasing interest rate environment.

We selected for inclusion in the Fund holdings we believe are most likely to exhibit strong earnings-per-share (EPS) growth, preparing the Fund for the possibility of continued economic expansion. We were also watchful for stocks that could generate strong EPS and revenue growth through a tightening of the monetary policy by the Federal Reserve. Because of this, we added **Fastenal Company**, **The PMI Group, Inc.**, **Gillette Company** and **Autodesk, Inc.** to the Fund during the half.

What management decisions positively contributed to Fund performance during the period?

Compelling growth opportunities were found in the consumer staples, financials and consumer discretionary sectors. As investors moved toward more defensive stocks in light of the anticipated federal funds rate hike, names within the consumer staples sector such as **Safeway, Inc.** buoyed relative Fund performance.

In the tightening monetary policy environment during the period, the Fund's underexposure and strong stock selection in the financials sector aided relative performance.

Although the Fund's overweight position in the consumer discretionary sector proved to be a drag on relative performance, this was offset by the strong performance of individual issues within the sector. **Royal Caribbean Cruises Limited**, **Nordstrom, Inc.** and Mandalay Resort Group, the top three performers

5. Investment Transactions

For the six months ended June 30, 2004, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $65,119,267 and $70,566,468, respectively. Purchases and sales of long-term U.S. government obligations were $3,694,848 and $1,974,958, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

4. Capital Share Transactions

The Fund is authorized to issue 850 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004			Year ended December 31, 2003		
	Shares		Amount	Shares		Amount
Class A						
Sold	36,661	$	292,922	42,130	$	310,574
Dividends or Distributions Reinvested	889	$	6,985	1,330	$	9,742
Redeemed	(24,878)	$	(197,701)	(29,893)	$	(222,023)
Net Increase	12,672	$	102,206	13,567	$	98,293
Class B						
Sold	31,268	$	242,819	76,899	$	556,448
Dividends or Distributions Reinvested	151	$	1,171	138	$	971
Redeemed	(31,984)	$	(248,130)	(44,160)	$	(312,592)
Net Increase (Decrease)	(565)	$	(4,140)	32,877	$	244,827
Class C						
Sold	10,850	$	83,237	18,745	$	122,311
Dividends or Distributions Reinvested	21	$	164	2	$	10
Redeemed	(15,979)	$	(124,444)	(18,304)	$	(128,631)
Net Increase (Decrease)	(5,108)	$	(41,043)	443	$	(6,310)
Class F						
Sold	633,133	$	5,006,301	2,774,685	$	19,677,956
Dividends or Distributions Reinvested	63,802	$	502,428	164,539	$	1,202,840
Redeemed	(2,560,369)	$	(20,170,641)	(7,225,827)	$	(51,960,176)
Net Decrease	(1,863,434)	$	(14,661,912)	(4,286,603)	$	(31,079,380)
Class R						
Sold	0	$	0	7,391	$	55,000
Dividends or Distributions Reinvested	34	$	266	15	$	114
Redeemed	(1,611)	$	(12,595)	(0)	$	(0)
Net Increase (Decrease)	(1,577)	$	(12,329)	7,406	$	55,114
Class T						
Sold	4,604	$	36,727	2,530	$	19,657
Dividends or Distributions Reinvested	11	$	87	1	$	11
Redeemed	(3,776)	$	(30,358)	(0)	$	(0)
Net Increase	839	$	6,456	2,531	$	19,668

for the Fund, benefited from an increase in consumer demand. Nordstrom's earnings came in significantly better than Wall Street had anticipated as consumers continued to purchase higher-value products in the improving economy.

The Fund's underweight position in the healthcare sector relative to the benchmark also boosted Fund performance. Although stock selection in this sector was relatively neutral, some individual issues did outperform. **Teva Pharmaceutical Industries Limited** continued to assist the Fund's overall return with its strong generic drug pipeline and through launches of key products during the first half of the year.

Other notable performances by individual issues include fastener distribution company **Fastenal Company** and Smith International, Inc., the leading supplier of products and services to the oil and gas exploration and production industry. **Estée Lauder Companies, Inc.** also moved higher as the company posted superior revenue and earnings growth.

Although the information technology sector proved to be the worst performing sector for the Fund on a relative basis, some technology holdings should be mentioned as boosting Fund performance. **Apple Computer, Inc.** assisted performance due primarily to the popularity of the company's consumer-related technology offerings, the I-Pod and the I-Pod Mini. **Microsoft Corporation** also benefited the Fund as investors began to believe the enterprise spending cycle had begun.

Largest Equity Holdings (ticker symbol)

1.	Microsoft Corporation (MSFT)	4.69%
2.	Maxim Integrated Products, Inc. (MXIM)	3.21%
3.	Pfizer, Inc. (PFE)	3.02%
4.	Gillette Company (G)	2.99%
5.	General Electric Company (GE)	2.81%
6.	American International Group, Inc. (AIG)	2.52%
7.	International Business Machines Corporation (IBM)	2.49%
8.	Apple Computer, Inc. (AAPL)	2.31%
9.	Royal Caribbean Cruises Limited (RCL)	2.23%
10.	Time Warner, Inc. (TWX)	2.09%

Holdings listed are a percentage of equity assets. Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Balanced Fund-Class F
S&P 500 Index
Lipper Balanced Fund Index
$30,582
$23,470
$15,837
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 6/30/94 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The S&P 500 Index does not include a fixed-income component, while the Fund does. The Lipper Balanced Fund Index is an equal dollar weighted index of the largest mutual funds within the Balanced Fund classification, as defined by Lipper. This index is adjusted for the reinvestment of capital gains and income dividends, and reflects the management expenses associated with the funds included in the index. Further information related to Fund performance is contained elsewhere in this report.

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $555. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003 represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2008 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$ 200,959,111
Post-October Capital Loss Deferral	$ 210,281
Federal Tax Cost	$ 103,247,836
Gross Tax Appreciation of Investments	$ 9,001,157
Gross Tax Depreciation of Investments	$ (1,423,172)
Net Tax Appreciation	$ 7,577,985

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$2,044
Class B	$6,200	$2,067
Class C	$960	$320
Class T	$44	$44

During the six months ended June 30, 2004, DSC retained $666 in sales commissions from the sales of Class A shares. DSC also retained $3,668 and $186 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

What factors negatively contributed to Fund performance during the period?

Poor stock selection in the information technology sector hindered relative performance during the period. The Fund's exposure to certain technology companies exhibiting weakening fundamentals negatively impacted the portfolio. Semiconductor Manufacturing International Corporation and Foundry Networks, Inc. were the two worst-performing stocks for the Fund during the timeframe.

Weak stock selection and an underweight position in the materials sector also hampered the Fund's relative return. **Alcoa, Inc.**, the world's leading producer of aluminum, underperformed on concerns of a slowdown in the Chinese economy, which could lead to a decline in the underlying demand for various commodities, including aluminum.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	(5.57%)	1.90%	—	—	(6.45%)
Without sales charge	0.18%	8.16%	—	—	(5.21%)
Class B Shares (12/31/99)					
With redemption*	(4.15%)	3.41%	—	—	(6.33%)
Without redemption	(0.16%)	7.41%	—	—	(5.91%)
Class C Shares (12/31/99)					
With redemption**	(1.17%)	6.37%	—	—	(6.29%)
Without redemption	(0.17%)	7.37%	—	—	(6.29%)
Class F Shares (2/19/63)	0.34%	8.51%	(5.11%)	4.70%	N/A
Class R Shares (12/31/99)	0.20%	7.95%	—	—	(5.36%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	(4.51%)	2.79%	—	—	(6.00%)
Without sales charge	(0.03%)	7.57%	—	—	(5.04%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

Industrials holdings also hindered relative performance through such names as rail transportation company **Union Pacific Corporation**. Union Pacific experienced network congestion as a result of volume growth well ahead of company expectations, which resulted in much greater-than-expected handling costs. This, combined with high fuel prices, drove downward revisions to earnings estimates and share price underperformance.

Although the Fund benefited from strong stock selection in the consumer discretionary sector, as was previously mentioned, specific underachievers reduced the positive contribution of this sector. **Kohl's Corporation** experienced sluggish sales trends during the latter part of the period, which resulted in investor concern over future lackluster earnings growth. Cable and entertainment companies **Viacom, Inc.** and **Cox Communications, Inc.** also underperformed as the industry itself suffered.


Composition of Equity Assets
26.12% Information Technology
16.78% Consumer Discretionary
16.00% Financials
13.07% Healthcare
12.88% Industrials
9.99% Consumer Staples
1.92% Materials
1.69% Energy
1.55% Telecommunications Services

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $32,135 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees incurred by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $14,383 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees incurred by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.93 to $13.34, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$1,423
Class B	$1,346
Class C	$351
Class R	$181
Class T	$105

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Fund for certain transfer agency expenses pursuant to a contractual commitment. This commitment will extend through at least August 31, 2005, and will not be terminated without prior notification to the Company's board of directors. Founders also has agreed to reimburse these share classes for certain printing expenses pursuant to a contractual commitment through August 31, 2004. Founders has notified the Company's board of directors that this commitment will terminate effective September 1, 2004. For the six months ended June 30, 2004, Class R and Class T were each reimbursed $44, which reduced the amounts paid to DTI to $137 and $61, respectively.

Distribution and Shareholder Services Plans—DSC is also the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $142,663 pursuant to this Distribution Plan.

NOTES TO FINANCIAL STATEMENTS

June 30, 2004 *(unaudited) (continued)*

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends quarterly and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder

How did the fixed-income portion of the Fund fare in the first half of the year?

Although the bond market experienced a strong first quarter, the Treasury market suffered its worst performance in almost 25 years during the second quarter, with interest rates rising dramatically. The yield on the two-year Treasury rose 1.10%, while the 10-year Treasury yield rose 0.75% by June 30, 2004.

The Fund's position in shorter-dated securities proved beneficial as shorter-duration issues outperformed their longer-dated counterparts. An underweight position in Treasuries and an overweight position in government agencies by the end of the period helped to mitigate losses.

The gains experienced by the Fund's overweight position in corporate bonds during the first half of the period were counteracted by the underperformance of corporate issues during the last three months of the period. Likewise, underexposure in fixed-rate mortgages proved detrimental to the six-month performance of the fixed-income portion of the Fund, as mortgages moved from the weakest Lehman Brothers Aggregate Bond Index component at the beginning of the year to one of the strongest by the period's end.

We will continue to apply our process and philosophy in seeking to pick stocks for the Fund that we believe have the potential to take advantage of a possible economic uplift and that exhibit strong fundamental earnings strength.

John B. Jares, CFA
Portfolio Manager

John Johnson, CFA
Assistant Portfolio Manager

The Lehman Brothers Aggregate Bond Index is comprised of the Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and Asset-Backed Securities Index, including securities that are of investment-grade quality or better, have at least one year to maturity, and have an outstanding par value of at least $100 million.

Statement of Investments

June 30, 2004 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—59.6%		
Aerospace & Defense—0.6%		
12,900	Lockheed Martin Corporation	$ 671,822
Air Freight & Logistics—0.9%		
11,400	FedEx Corporation	931,266
Airlines—0.6%		
39,800	Southwest Airlines Company	667,446
Aluminum—0.6%		
18,800	Alcoa, Inc.	620,964
Application Software—0.4%		
10,400	Autodesk, Inc.	445,224
Asset Management & Custody Banks—0.6%		
38,000	Janus Capital Group, Inc.	626,620
Biotechnology—0.7%		
8,000	Amgen, Inc.*	436,560
5,400	Biogen Idec, Inc.*	341,550
		778,110
Broadcasting & Cable TV—2.3%		
19,500	Comcast Corporation Class A*	546,585
35,000	Comcast Corporation Special Class A*	966,350
33,300	Cox Communications, Inc. Class A*	925,407
		2,438,342
Casinos & Gaming—0.7%		
20,300	International Game Technology	783,580
Communications Equipment—2.8%		
60,200	Cisco Systems, Inc.*	1,426,740
47,900	Motorola, Inc.	874,175
21,200	Scientific-Atlanta, Inc.	731,400
		3,032,315
Computer & Electronics Retail—0.3%		
6,350	Best Buy Company, Inc.	322,199
Computer Hardware—3.0%		
48,900	Apple Computer, Inc.*	1,591,206
19,400	International Business Machines Corporation	1,710,110
		3,301,316
Construction Materials—0.6%		
16,100	Lafarge North America, Inc.	697,130
Data Processing & Outsourced Services—0.9%		
8,600	Automatic Data Processing, Inc.	360,168
16,450	Fiserv, Inc.*	639,741
		999,909
Department Stores—1.5%		
24,400	Kohl's Corporation*	1,031,632
13,600	Nordstrom, Inc.	579,496
		1,611,128

occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

U.S. Government Obligations—Some U.S. government obligations, such as Government National Mortgage Association (GNMA) pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the Federal Home Loan Bank (FHLB), are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Federal National Mortgage Association (FNMA, a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of FNMA.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Balanced Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event

Shares		*Market Value*
Diversified Banks—2.3%		
24,400	Bank One Corporation	$ 1,244,400
11,400	TCF Financial Corporation	661,770
10,200	Wells Fargo & Company	583,746
		2,489,916
Employment Services—1.4%		
13,300	Manpower, Inc.	675,241
33,900	Monster Worldwide, Inc.*	871,908
		1,547,149
Food Retail—1.9%		
51,400	Kroger Company*	935,480
44,601	Safeway, Inc.*	1,130,189
		2,065,669
Healthcare Equipment—0.7%		
16,700	Boston Scientific Corporation*	714,760
Home Entertainment Software—0.3%		
5,500	Electronic Arts*	300,025
Hotels, Resorts & Cruise Lines—0.4%		
8,000	Carnival Corporation	376,000
Household Products—0.3%		
5,200	Procter & Gamble Company	283,088
Hypermarkets & Super Centers—0.4%		
7,200	Wal-Mart Stores, Inc.	379,872
Industrial Conglomerates—2.8%		
12,100	3M Company	1,089,121
59,700	General Electric Company	1,934,280
		3,023,401
Integrated Telecommunication Services—1.0%		
29,400	Verizon Communications, Inc.	1,063,986
Investment Banking & Brokerage—2.1%		
12,300	Goldman Sachs Group, Inc.	1,158,168
21,300	Morgan Stanley	1,124,001
		2,282,169
Leisure Facilities—1.4%		
35,300	Royal Caribbean Cruises Limited	1,532,373
Life & Health Insurance—0.5%		
14,300	AFLAC, Inc.	583,583
Movies & Entertainment—2.9%		
81,900	Time Warner, Inc.*	1,439,802
15,000	Viacom, Inc. Class B	535,800
47,800	Walt Disney Company	1,218,422
		3,194,024

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Multi-Line Insurance—1.6%		
24,300	American International Group, Inc.	$ 1,732,104
Oil & Gas Exploration & Production—1.1%		
26,670	Apache Corporation	1,161,479
Other Diversified Financial Services—1.0%		
23,066	Citigroup, Inc.	1,072,569
Personal Products—3.0%		
25,000	Estée Lauder Companies, Inc. Class A	1,219,500
48,600	Gillette Company	2,060,640
		3,280,140
Pharmaceuticals—5.5%		
29,100	Abbott Laboratories	1,186,116
11,300	Eli Lilly and Company	789,983
12,300	Forest Laboratories, Inc.*	696,549
5,000	Johnson & Johnson	278,500
8,000	Merck & Company, Inc.	380,000
60,550	Pfizer, Inc.	2,075,654
15,900	Wyeth	574,944
		5,981,746
Property & Casualty Insurance—0.5%		
12,600	Allstate Corporation	586,530
Railroads—0.6%		
11,000	Union Pacific Corporation	653,950
Semiconductors—4.4%		
57,900	Altera Corporation*	1,286,538
48,100	Intel Corporation	1,327,560
42,200	Maxim Integrated Products, Inc.	2,212,124
		4,826,222
Soft Drinks—0.8%		
17,200	Coca-Cola Company	868,256
Specialty Stores—0.8%		
23,300	Bed Bath & Beyond, Inc.*	895,885
Systems Software—3.0%		
113,000	Microsoft Corporation	3,227,280
Thrifts & Mortgage Finance—1.5%		
15,200	Countrywide Financial Corporation	1,067,800
13,100	The PMI Group, Inc.	570,112
		1,637,912
Trading Companies & Distributors—0.9%		
18,100	Fastenal Company	1,028,623
Total Common Stocks (Domestic) (Cost—$57,793,925)		64,716,082

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares Per Share Operating Data					
Net Asset Value, beginning of period	$8.09	$6.88	$8.17	$9.21	$10.47
Income from investment operations:					
Net investment income (loss)	0.02†	0.21	(0.37)	0.08	0.12
Net realized and unrealized gains (losses) on securities	(0.02)	1.00	(0.92)	(1.04)	(1.22)
Total from investment operations	0.00	1.21	(1.29)	(0.96)	(1.10)
Less dividends and distributions:					
From net investment income	(0.02)	0.00^	0.00	(0.08)	(0.14)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.02)	0.00	0.00	(0.08)	(0.16)
Net Asset Value, end of period	$8.07	$8.09	$6.88	$8.17	$9.21
Total Return*	(0.03%)	17.65%	(15.79%)	(10.44%)	(10.67%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$43	$36	$13	$232	$9
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.86%**	2.73%	2.60%	3.36%	1.32%
Expenses with reimbursements and earnings credits	1.86%**	2.73%	2.59%	3.36%	1.30%
Net investment income (loss)	0.38%**	(0.29%)	(0.31%)	(1.12%)	1.22%
Portfolio turnover rate@	126%	108%	122%	111%	126%

† *Computed using average shares outstanding throughout the period.*

^ *Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.11% (2004), 3.18% (2003), 14.63% (2002), 18.37% (2001), and 1.32% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$7.86	$6.68	$8.18	$9.22	$10.47
Income from investment operations:					
Net investment income (loss)	0.03	0.16	(0.16)	0.09	0.18
Net realized and unrealized gains (losses) on securities	(0.01)	1.05	(1.34)	(1.02)	(1.23)
Total from investment operations	0.02	1.21	(1.50)	(0.93)	(1.05)
Less dividends and distributions:					
From net investment income	(0.04)	(0.03)	0.00	(0.11)	(0.18)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.04)	(0.03)	0.00	(0.11)	(0.20)
Net Asset Value, end of period	$7.84	$7.86	$6.68	$8.18	$9.22
Total Return	0.20%	18.12%	(18.34%)	(10.09%)	(10.18%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$59	$72	$11	$14	$1
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.39%**	2.37%	4.24%	3.07%	0.81%
Expenses with reimbursements and earnings credits	1.39%**	2.37%	4.24%	3.07%	0.80%
Net investment income (loss)	0.86%**	0.01%	(1.77%)	(0.75%)	1.71%
Portfolio turnover rate@	126%	108%	122%	111%	126%

** *Annualized.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.52% (2004), 2.62% (2003), 19.52% (2002), 272.77% (2001), and 0.81% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Shares		*Market Value*
Common Stocks (Foreign)—3.8%		
Application Software—0.7%		
17,650	SAP AG Sponsored ADR (GE)	$ 737,947
Healthcare Supplies—0.6%		
8,600	Alcon, Inc. (SZ)	676,390
IT Consulting & Other Services—1.0%		
40,225	Accenture Limited Class A (BD)*	1,105,383
Movies & Entertainment—0.4%		
11,200	News Corporation Limited Sponsored ADR (AU)	396,704
Pharmaceuticals—0.8%		
12,500	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	841,125
Railroads—0.3%		
7,762	Canadian National Railway Company (CA)	338,346
Total Common Stocks (Foreign) (Cost—$2,995,349)		4,095,895

Principal Amount		*Market Value*
Corporate Bonds (Domestic)—12.3%		
Automobile Manufacturers—2.9%		
$ 3,000,000	Toyota Motor Credit Corporation 5.65% 1/15/07	$ 3,155,610
Diversified Banks—3.1%		
1,500,000	Bank One Corporation 6.50% 2/1/06	1,582,965
1,540,000	Washington Mutual, Inc. 8.25% 4/1/10	1,793,176
		3,376,141
Household Products—1.5%		
1,500,000	Colgate-Palmolive Company 5.98% 4/25/12	1,609,680
Movies & Entertainment—1.9%		
2,000,000	Viacom, Inc. 7.75% 6/1/05	2,094,460
Pharmaceuticals—2.9%		
3,000,000	Abbott Laboratories 5.625% 7/1/06	3,148,920
Total Corporate Bonds (Domestic) (Cost—$12,750,853)		13,384,811

See notes to statement of investments.

Principal Amount		*Market Value*
U.S. Government Obligations—18.9%		
Agency Pass Through—3.4%		
$ 3,449,474	U.S. Small Business Administration Series 10-A 6.64% 2/1/11	$ 3,660,479
Government Sponsored Enterprises—9.0%		
3,500,000	Federal Home Loan Bank 6.50% 11/15/05	3,683,120
	Federal National Mortgage Association:	
1,000,000	4.25% 7/15/07	1,018,450
1,500,000	4.375% 10/15/06	1,538,010
2,000,000	Private Export Funding Corporation 3.40% 2/15/08	1,975,700
1,500,000	Tennessee Valley Authority 6.375% 6/15/05	1,556,760
		9,772,040
Mortgage-Backed Securities: GNMA/Guaranteed—1.5%		
1,649,482	Government National Mortgage Association 6.00% 1/15/33 Pool #563709	1,693,177
U.S. Treasury Notes—5.0%		
	U.S. Treasury Inflation Index Note:	
1,186,480	3.375% 1/15/07	1,271,010
1,146,220	3.875% 1/15/09	1,277,990
	U.S. Treasury Note:	
1,250,000	4.375% 5/15/07	1,291,988
1,500,000	6.875% 5/15/06	1,614,720
		5,455,708
Total U.S. Government Obligations (Cost—$20,232,376)		20,581,404
Government Bonds (Foreign)—2.5%		
CAD 3,535,000	Province of Quebec 6.50% 12/1/05 (CA)	2,759,399
Total Government Bonds (Foreign) (Cost—$2,364,824)		2,759,399
Supranational Obligations—0.9%		
$ 1,000,000	International Finance Corporation 3.75% 6/30/09	988,230
Total Supranational Obligations (Cost—$999,410)		988,230

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares Per Share Operating Data						
Net Asset Value, beginning of period	$7.88	$6.69	$8.20	$9.22	$10.47	$12.19
Income from investment operations:						
Net investment income	0.03	0.06	0.07	0.10	0.15	0.32
Net realized and unrealized gains (losses) on securities	0.00	1.20	(1.50)	(1.02)	(1.23)	(0.61)
Total from investment operations	0.03	1.26	(1.43)	(0.92)	(1.08)	(0.29)
Less dividends and distributions:						
From net investment income	(0.04)	(0.07)	(0.08)	(0.10)	(0.15)	(0.32)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)	(1.11)
Total distributions	(0.04)	(0.07)	(0.08)	(0.10)	(0.17)	(1.43)
Net Asset Value, end of period	$7.87	$7.88	$6.69	$8.20	$9.22	$10.47
Total Return	0.34%	18.96%	(17.46%)	(9.94%)	(10.44%)	(2.22%)
Ratios/Supplemental Data						
Net assets, end of period (000s)	$104,948	$119,835	$130,314	$297,068	$552,675	$1,055,825
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.34%**	1.54%	1.43%	1.23%	1.08%	0.98%
Expenses with reimbursements and earnings credits	1.34%**	1.54%	1.42%	1.22%	1.07%	0.97%
Net investment income	0.91%**	0.93%	0.99%	1.20%	1.41%	2.64%
Portfolio turnover rate@	126%	108%	122%	111%	126%	218%

** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$7.69	$6.54	$8.04	$9.17	$10.47
Income from investment operations:					
Net investment income (loss)	(0.00)+,†	(0.01)	(0.17)	(0.05)	0.10
Net realized and unrealized gains (losses) on securities	(0.01)	1.16	(1.33)	(1.03)	(1.28)
Total from investment operations	(0.01)	1.15	(1.50)	(1.08)	(1.18)
Less dividends and distributions:					
From net investment income	(0.01)	0.00^	0.00	(0.05)	(0.10)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.01)	0.00	0.00	(0.05)	(0.12)
Net Asset Value, end of period	$7.67	$7.69	$6.54	$8.04	$9.17
Total Return*	(0.17%)	17.59%	(18.66%)	(11.80%)	(11.36%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$255	$295	$248	$496	$174
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.29%**	2.69%	3.48%	3.96%	1.88%
Expenses with reimbursements and earnings credits	2.28%**	2.69%	3.48%	3.96%	1.86%
Net investment income (loss)	(0.03%)**	(0.17%)	(1.05%)	(1.64%)	0.76%
Portfolio turnover rate@	126%	108%	122%	111%	126%

\+ *Net investment loss for the six months ended June 30, 2004 aggregated less than $0.01 on a per share basis.*
† *Computed using average shares outstanding throughout the period.*
^ *Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.29% (2004), 2.69% (2003), 3.48% (2002), 4.24% (2001), and 1.88% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—4.0%		
Agricultural Products—4.0%		
$ 4,300,000	Archer-Daniels-Midland Company 1.43% 7/1/04†	$ 4,300,000
Total Corporate Short-Term Notes (Amortized Cost—$4,300,000)		4,300,000
Total Investments—102.0% (Total Cost—$101,436,737)		110,825,821
Other Assets and Liabilities—(2.0%)		(2,214,805)
Net Assets—100.0%		$108,611,016

Notes to Statement of Investments

* *Non-income producing.*
† *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale.*
ADR - American Depositary Receipt
AU - Australia
BD - Bermuda
CA - Canada
GE - Germany
IS - Israel
SZ - Switzerland

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 101,436,737
Investment securities, at market	110,825,821
Cash	306,137
Receivables:	
Investment securities sold	798,278
Capital shares sold	56,001
Dividends and interest	502,861
Other	54,054
Total Assets	112,543,152

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	3,416,522
Capital shares redeemed	206,968
Advisory fees	59,347
Shareholder servicing fees	7,312
Accounting fees	5,478
Distribution fees	43,377
Transfer agency fees	34,726
Custodian fees	2,767
Other	155,639
Total Liabilities	3,932,136
Net Assets	$ 108,611,016

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 297,589,338
Accumulated net investment loss	(31,100)
Accumulated net realized loss from security transactions	(198,336,486)
Net unrealized appreciation on investments and foreign currency translation	9,389,264
Total	$ 108,611,016

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$7.80	$6.63	$8.11	$9.18	$10.47
Income from investment operations:					
Net investment income (loss)	0.00+	0.01	(0.01)	0.01	0.10
Net realized and unrealized gains (losses) on securities	(0.01)	1.17	(1.47)	(1.03)	(1.24)
Total from investment operations	(0.01)	1.18	(1.48)	(1.02)	(1.14)
Less dividends and distributions:					
From net investment income	(0.01)	(0.01)	0.00^	(0.05)	(0.13)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.01)	(0.01)	0.00	(0.05)	(0.15)
Net Asset Value, end of period	$7.78	$7.80	$6.63	$8.11	$9.18
Total Return*	(0.16%)	17.76%	(18.21%)	(11.13%)	(11.06%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,639	$1,647	$1,181	$1,484	$1,008
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.17%**	2.53%	2.54%	2.50%	1.96%
Expenses with reimbursements and earnings credits	2.17%**	2.53%	2.54%	2.49%	1.93%
Net investment income (loss)	0.08%**	(0.08%)	(0.10%)	(0.13%)	0.71%
Portfolio turnover rate@	126%	108%	122%	111%	126%

+ *Net investment income for the six months ended June 30, 2004 aggregated less than $0.01 on a per share basis.*
^ *Distributions from net investment income for the year ended December 31, 2002 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares Per Share Operating Data					
Net Asset Value, beginning of period	$7.88	$6.68	$8.18	$9.24	$10.47
Income from investment operations:					
Net investment income	0.03	0.05	0.05	0.06	0.13
Net realized and unrealized gains (losses) on securities	(0.02)	1.20	(1.51)	(1.03)	(1.18)
Total from investment operations	0.01	1.25	(1.46)	(0.97)	(1.05)
Less dividends and distributions:					
From net investment income	(0.03)	(0.05)	(0.04)	(0.09)	(0.16)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.03)	(0.05)	(0.04)	(0.09)	(0.18)
Net Asset Value, end of period	$7.86	$7.88	$6.68	$8.18	$9.24
Total Return*	0.18%	18.81%	(17.85%)	(10.46%)	(10.21%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,668	$1,572	$1,243	$1,227	$699
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.43%**	1.83%	1.89%	1.87%	1.23%
Expenses with reimbursements and earnings credits	1.43%**	1.83%	1.89%	1.87%	1.20%
Net investment income	0.83%**	0.63%	0.56%	0.51%	1.48%
Portfolio turnover rate@	126%	108%	122%	111%	126%

** Sales charges are not reflected in the total return.*
*** Annualized.*
 # Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Class A		
Net Assets	$	1,668,263
Shares Outstanding		212,213
Net Asset Value, Redemption Price Per Share	$	7.86
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	8.34
Class B		
Net Assets	$	1,638,816
Shares Outstanding		210,516
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	7.78
Class C		
Net Assets	$	254,535
Shares Outstanding		33,200
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	7.67
Class F		
Net Assets	$	104,947,647
Shares Outstanding		13,337,608
Net Asset Value, Offering and Redemption Price Per Share	$	7.87
Class R		
Net Assets	$	59,110
Shares Outstanding		7,538
Net Asset Value, Offering and Redemption Price Per Share	$	7.84
Class T		
Net Assets	$	42,645
Shares Outstanding		5,285
Net Asset Value, Redemption Price Per Share	$	8.07
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	8.45

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 350,486
Interest	976,496
Foreign taxes withheld	(2,915)
Total Investment Income	1,324,067
Expenses	
Advisory fees—Note 2	382,786
Shareholder servicing fees—Note 2	36,610
Accounting fees—Note 2	35,334
Distribution fees—Note 2	149,867
Transfer agency fees—Note 2	108,160
Registration fees	22,541
Postage and mailing expenses	12,054
Custodian fees and expenses—Note 2	3,063
Printing expenses	15,216
Legal and audit fees	8,462
Directors' fees and expenses—Note 2	11,777
Other expenses	15,185
Total Expenses	801,055
Earnings Credits	(1,202)
Reimbursed/Waived Expenses	(643)
Expense Offset to Broker Commissions	(3,494)
Net Expenses	795,716
Net Investment Income	528,351
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	4,894,976
Foreign Currency Transactions	(2,194)
Net Realized Gain	4,892,782
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(5,130,770)
Net Realized and Unrealized Loss	(237,988)
Net Increase in Net Assets Resulting from Operations	$ 290,363

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 528,351	$ 1,184,817
Net Realized Gain on Security and Foreign Currency Transactions	4,892,782	6,956,668
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(5,130,770)	14,224,484
Net Increase in Net Assets Resulting from Operations	290,363	22,365,969
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(7,248)	(10,100)
Class B	(1,511)	(1,222)
Class C	(221)	(17)
Class F	(515,078)	(1,240,046)
Class R	(278)	(159)
Class T	(93)	(12)
Net Decrease from Dividends and Distributions	(524,429)	(1,251,556)
Capital Share Transactions		
Net Increase (Decrease) - Note 4		
Class A	102,206	98,293
Class B	(4,140)	244,827
Class C	(41,043)	(6,310)
Class F	(14,661,912)	(31,079,380)
Class R	(12,329)	55,114
Class T	6,456	19,668
Net Decrease from Capital Share Transactions	(14,610,762)	(30,667,788)
Net Decrease in Net Assets	(14,844,828)	(9,553,375)
Net Assets		
Beginning of period	$ 123,455,844	$ 133,009,219
End of period	$ 108,611,016	$ 123,455,844
Undistributed Net Investment Loss	$ (31,100)	$ (35,022)

See notes to financial statements.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Proxy Voting Information
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.dreyfus.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-554-4611.

Dreyfus Founders
Discovery Fund

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Founders Discovery Fund

Dreyfus Founders Discovery Fund is closed to new investors. Please see the prospectus for additional information.

SEMIANNUAL REPORT June 30, 2004


YOU, YOUR ADVISOR AND
Dreyfus
A MELLON FINANCIAL COMPANY

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

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Management Overview





A discussion with co-portfolio managers Bradley C. Orr, CFA, left, and James (J.D.) Padgett, CFA

How did the Fund perform relative to its benchmark for the six-month period ended June 30, 2004?

For the six-month period ended June 30, 2004, the Dreyfus Founders Discovery Fund underperformed its benchmark, the Russell 2000 Growth Index, which posted a total return of 5.68% for the period.

What factors affected the investing environment during the six-month period?

Market performance was relatively strong in the first quarter of 2004, as low interest rates and solid corporate profit growth extended the market rally that began in early 2003. In the second quarter, however, fears about rising interest rates and surging oil prices, in conjunction with persistent geopolitical uncertainty, lead to significant investor trepidation. During the second quarter, the Russell 2000 Growth Index experienced its deepest intra-quarter contraction since the start of the current rally, declining 12% from April 5 to May 17. However, the Index did fully recover from its May low, and closed in positive territory by a slight margin for the second quarter overall.

During the six-month period ended June 30, small-cap stocks outperformed large-cap stocks, as the Russell 1000 Growth Index

"For the year-to-date period, larger market capitalization stocks within the Russell 2000 Growth Index outperformed their smaller peers, and the stocks of money-losing companies in the Index underperformed stocks of more profitable companies."

The Russell 1000 Growth Index is an unmanaged index that measures the performance of the common stocks of those companies among the largest 1,000 publicly traded U.S. companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund.

Performance Highlights

- The first half of 2004 saw the strong micro-cap and low quality biases that helped drive the market's advance in 2003 begin to subside.
- The portfolio consisted of 107 stocks at the end of April, down from 119 at the beginning of the year, and that number was further reduced to 93 stocks as of the end of June.
- The Fund benefited from a significantly underweight position and strong stock selection in the lagging financials sector.
- Stock selection in the telecommunication services sector was also a positive contributor to the Fund's relative performance.
- The Fund's holdings in the healthcare sector underperformed as a group for the period.
- Although relative weightings in the consumer staples, industrials and information technology sectors proved to be positive during the period, poor stock selection within these sectors counteracted the gains earned through sector allocation.

increased 2.74% and the Standard & Poor's 500 Index increased 3.44%, both lagging the 5.68% return of the Russell 2000 Growth Index. In addition, value stocks outperformed growth stocks, as was illustrated by the strong advance of the Russell 2000 Value Index—up 7.83% over the same six-month period.

The first half of 2004 also saw the strong micro-cap and low quality biases that helped drive the market's advance in 2003 begin to subside. Hence, for the year-to-date period, larger market capitalization stocks within the Russell 2000 Growth Index outperformed their smaller peers, and the stocks of money-losing companies in the Index underperformed stocks of more profitable companies.

Messrs. Orr and Padgett, what changes did you make to the portfolio after assuming management responsibilities in April?

Despite the portfolio management transition, the investment philosophy of our team remains largely unchanged. We will continue to utilize our bottom-up research process to uncover companies we believe are capable of posting strong future earnings growth and that are valued attractively relative to their potential growth rates and peer groups.

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The Russell 2000 Value Index measures the performance of stocks of companies in the Russell 2000 Index with lower price-to-book ratios and lower forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund.

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5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $352,745,594 and $429,031,390, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004 the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

From a portfolio composition standpoint, probably the most notable change since April has been the continuing consolidation in the number of Fund holdings. Upon assuming portfolio management responsibilities for the Fund, we worked to reduce the number of positions held, thereby more tightly focusing our analytical efforts. The portfolio consisted of 107 stocks at the end of April, down from 119 at the beginning of the year, and that number was further reduced to 93 stocks as of the end of June. Many smaller positions, which can sometimes require disproportionate attention, were liquidated and the proceeds were used to increase position sizes in the stocks where our enthusiasm level was the highest. That said, the total percentage of the portfolio invested across the top 10 holdings has not changed dramatically from the 18% range since April.

What management decisions positively impacted Fund performance during the period?

The Fund benefited from a significantly underweight position and strong stock selection in the lagging financials sector.

Stock selection in the telecommunication services sector was also a positive contributor to the Fund's relative performance. **Ptek Holdings, Inc.**, a provider of conferencing and messaging services, was primarily responsible for the outperformance in this sector, after the company reported strong first quarter results and raised its guidance based on new product introductions and a re-acceleration in the growth rate for its legacy product lines.

Largest Equity Holdings (ticker symbol)	
1. Fairmont Hotels & Resorts, Inc. (FHR)	2.13%
2. Ptek Holdings, Inc. (PTEK)	2.04%
3. Insight Enterprises, Inc. (NSIT)	1.92%
4. SFBC International, Inc. (SFCC)	1.91%
5. Altiris, Inc. (ATRS)	1.86%
6. National-Oilwell, Inc. (NOI)	1.76%
7. Polycom, Inc. (PLCM)	1.75%
8. Medicis Pharmaceutical Corporation Class A (MRX)	1.73%
9. Hughes Supply, Inc. (HUG)	1.72%
10. Choice Hotels International, Inc. (CHH)	1.69%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Discovery Fund-Class F
Russell 2000 Growth Index
$31,432
$19,961
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 6/30/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell 2000 Index is a widely recognized, unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies. The Russell 2000 Growth Index measures the performance of stocks of companies in the Russell 2000 Index with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004		Year ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	436,031	$ 11,869,659	1,201,496	$ 27,097,339
Redeemed	(807,416)	$ (21,455,883)	(1,662,688)	$ (36,919,893)
Net Decrease	(371,385)	$ (9,586,224)	(461,192)	$ (9,822,554)
Class B				
Sold	3,770	$ 96,811	10,129	$ 212,967
Redeemed	(71,567)	$ (1,849,001)	(184,783)	$ (3,804,201)
Net Decrease	(67,797)	$ (1,752,190)	(174,654)	$ (3,591,234)
Class C				
Sold	3,972	$ 102,599	21,413	$ 428,341
Redeemed	(54,879)	$ (1,412,212)	(108,035)	$ (2,250,218)
Net Decrease	(50,907)	$ (1,309,613)	(86,622)	$ (1,821,877)
Class F				
Sold	2,369,039	$ 63,952,977	5,367,437	$ 117,439,063
Redeemed	(4,661,054)	$(124,866,687)	(6,981,197)	$(153,544,756)
Net Decrease	(2,292,015)	$ (60,913,710)	(1,613,760)	$ (36,105,693)
Class R				
Sold	438,650	$ 11,818,112	500,330	$ 11,153,199
Redeemed	(203,547)	$ (5,487,764)	(251,484)	$ (5,353,955)
Net Increase	235,103	$ 6,330,348	248,846	$ 5,799,244
Class T				
Sold	8,690	$ 227,469	18,394	$ 420,952
Redeemed	(16,610)	$ (439,837)	(17,137)	$ (352,283)
Net Increase (Decrease)	(7,920)	$ (212,368)	1,257	$ 68,669

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$455,702,028
Federal Tax Cost	$713,989,331
Gross Tax Appreciation of Investments	$136,106,325
Gross Tax Depreciation of Investments	$(50,974,210)
Net Tax Appreciation	$ 85,132,115

While the Fund was slightly underweight in the energy sector, which had a modest negative effect on relative performance during the six-month period, this was more than offset by positive stock selection within the sector. Holdings such as oilfield services company **National-Oilwell, Inc.** appreciated over the period due in part to increased contracting activity in many of the company's international markets. **Quicksilver Resources, Inc.**, an exploration and production company focused on unconventional reservoirs such as coal-bed methane, also appreciated as the company continued to demonstrate successful development of its unique opportunities.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	(1.59%)	20.15%	—	—	(8.25%)
Without sales charge	4.42%	27.47%	—	—	(7.03%)
Class B Shares (12/31/99)					
With redemption*	(0.02%)	22.24%	—	—	(8.23%)
Without redemption	3.98%	26.24%	—	—	(7.85%)
Class C Shares (12/31/99)					
With redemption**	2.98%	25.28%	—	—	(7.83%)
Without redemption	3.98%	26.28%	—	—	(7.83%)
Class F Shares (12/29/89)	4.46%	27.48%	2.06%	12.13%	13.36%
Class R Shares (12/31/99)	4.60%	27.87%	—	—	(6.78%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	(0.41%)	21.31%	—	—	(8.39%)
Without sales charge	4.27%	27.04%	—	—	(7.45%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investing such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

The Fund's holdings in the healthcare sector underperformed as a group for the period; however, some sector holdings such as **SFBC International, Inc.** and **Fisher Scientific International, Inc.** proved to be standout performers for the Fund. SFBC, a contract research organization for the pharmaceutical industry, benefited from the continued strong pace of drug development activity in the industry. Fisher Scientific, a supplier of clinical laboratory equipment, posted strong gains as it announced a large acquisition that was viewed as a good strategic fit.

Other notable positive contributors to the Fund's relative performance included hotel franchiser **Choice Hotels International, Inc.** and musical instrument retailer **Guitar Center, Inc.** Choice Hotels appreciated along with the recovery in occupancy rates in the lodging industry, which led to better-than-expected operating performance. Guitar Center posted robust same-store sales growth in the first quarter, which pushed earnings estimates significantly higher.

What management decisions hindered Fund performance during the period?

Poor individual performers in the consumer discretionary sector were a drag on Fund performance during the six-month period, including such names as **Performance Food Group Company**. The company was negatively impacted by higher costs and lower productivity associated with new product rollouts. In addition, middle-market radio station operator **Cumulus Media, Inc.** was hurt by investor fears that advertising dollars are migrating away from traditional channels, such as radio, to Internet-based venues.


Portfolio Composition
23.63% Information Technology
22.63% Consumer Discretionary
20.86% Healthcare
18.33% Industrials
3.94% Energy
2.32% Financials
2.05% Consumer Staples
2.04% Telecommunications Services
1.34% Materials
2.86% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

During the six months ended June 30, 2004, DSC retained $1,052 and $4 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $35,705 and $859 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $879. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees incurred by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$16,896
Class B	$19,699
Class C	$7,047
Class R	$8,618
Class T	$908

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $718,714 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$95,134
Class B	$77,638	$25,879
Class C	$29,540	$9,847
Class T	$2,167	$2,167

Negative contributors in the healthcare sector included pharmaceutical issue **Taro Pharmaceuticals Industries Limited**, hospice care provider Odyssey HealthCare, Inc., and **Select Medical Corporation**, an operator of long-term acute care hospitals. Taro Pharmaceuticals reported disappointing first quarter results due to both lower-than-expected revenue from new over-the-counter products as well as higher costs to market those products. Odyssey declined in the first quarter after reporting disappointing results and giving forward guidance that fell short of analyst expectations. Select Medical was surprised by a potentially negative regulatory proposal from an important standards body.

Although the Fund's relative weightings in the consumer staples, industrials and information technology sectors proved to be positive during the period, poor stock selection within these sectors counteracted the gains earned through sector allocation. Within the industrials sector, KVH Industries, Inc., a manufacturer of digital defense navigation products and consumer communication satellite tracking technology, fell significantly in the first quarter after disclosing delays in closing a large defense order as well as a slower than previously expected ramp up in a new consumer-related product. Within the information technology sector, Fairchild Semiconductor Corporation declined based on growing investor concern that the semiconductor cycle was beginning to reach its peak.

Our strategy for the Fund remains consistent. We will continue to emphasize companies that we think have higher quality characteristics such as sustainable earnings growth, reasonable valuations and effective management teams. We are satisfied with the progress we have made in keeping the Fund relatively fully invested while at the same time consolidating the number of holdings. We believe that a more tightly focused analytical effort may benefit our research process. We are both pleased to be managing the Dreyfus Founders Discovery Fund, and will work hard to earn the trust of the Fund's shareholders.

Bradley C. Orr, CFA
Co-Portfolio Manager

James (J.D.) Padgett, CFA
Co-Portfolio Manager

Statement of Investments

June 30, 2004 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—90.5%		
Air Freight & Logistics—1.6%		
174,200	Forward Air Corporation*	$ 6,515,071
337,270	Pacer International, Inc.*	6,239,495
		12,754,566
Alternative Carriers—2.0%		
1,380,945	Ptek Holdings, Inc.*	15,922,296
Apparel Retail—1.6%		
260,375	Aeropostale, Inc.*	7,006,691
262,475	Hot Topic, Inc.*	5,378,113
		12,384,804
Application Software—3.1%		
527,380	Altiris, Inc.*	14,560,962
104,050	Ansys, Inc.*	4,890,350
428,725	Concur Technologies, Inc.*	4,587,358
		24,038,670
Broadcasting & Cable TV—1.1%		
529,525	Cumulus Media, Inc.*	8,901,315
Building Products—1.5%		
301,405	Trex Company, Inc.*	11,378,039
Casinos & Gaming—2.3%		
215,375	GTECH Holdings Corporation	9,974,016
170,025	Station Casinos, Inc.	8,229,210
		18,203,226
Communications Equipment—5.3%		
227,225	Avocent Corporation*	8,348,247
144,195	Harris Corporation	7,317,896
612,400	Polycom, Inc.*	13,723,884
976,180	Powerwave Technologies, Inc.*	7,516,586
1,551,309	Stratex Networks, Inc.*	4,576,362
		41,482,975
Construction, Farm Machinery & Heavy Trucks—0.7%		
285,450	Wabtec Corporation	5,149,518
Diversified Commercial Services—2.6%		
183,485	Asset Acceptance Capital Corporation*	3,119,245
328,750	Corinthian Colleges, Inc.*	8,133,275
281,810	Education Management Corporation*	9,260,277
		20,512,797
Electrical Components & Equipment—1.4%		
249,375	AMETEK, Inc.	7,705,688
329,825	Artesyn Technologies, Inc.*	2,968,425
		10,674,113
Electronic Equipment Manufacturers—0.8%		
444,610	Aeroflex, Inc.*	6,371,261

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $189,328 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees incurred by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $81,232 for out-of-pocket transfer agent charges.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Shares		*Market Value*
Electronic Manufacturing Services—1.3%		
399,375	RadiSys Corporation*	$ 7,416,394
221,450	TTM Technologies, Inc.*	2,624,183
		10,040,577
Employment Services—1.5%		
440,040	Gevity HR, Inc.	11,524,648
Environmental Services—1.1%		
163,615	Stericycle, Inc.*	8,465,440
Food Distributors—0.7%		
211,900	Performance Food Group Company*	5,623,826
General Merchandise Stores—1.0%		
279,060	Tuesday Morning Corporation*	8,092,740
Healthcare Distributors—2.3%		
226,375	Fisher Scientific International, Inc.*	13,073,156
80,736	Henry Schein, Inc.*	5,097,671
		18,170,827
Healthcare Equipment—1.6%		
256,200	I-Flow Corporation*	3,038,532
262,255	Integra LifeSciences Holdings*	9,249,734
		12,288,266
Healthcare Facilities—1.5%		
862,555	Select Medical Corporation	11,575,488
Healthcare Services—2.8%		
245,400	eResearch Technology, Inc.*	6,871,200
477,502	SFBC International, Inc.*	14,960,138
		21,831,338
Healthcare Supplies—0.7%		
343,005	Merit Medical Systems, Inc.*	5,464,070
Home Entertainment Software—1.4%		
499,155	Sonic Solutions*	10,607,044
Hotels, Resorts & Cruise Lines—3.0%		
263,625	Choice Hotels International, Inc.	13,223,430
320,110	Gaylord Entertainment Company*	10,048,253
		23,271,683
Industrial Machinery—1.2%		
235,950	Actuant Corporation*	9,199,691
Internet Software & Services—1.2%		
833,475	Digitas, Inc.*	9,193,229
IT Consulting & Other Services—1.0%		
369,745	CIBER, Inc.*	3,039,304
624,920	Lionbridge Technologies, Inc.*	4,780,638
		7,819,942

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Leisure Facilities—1.2%		
441,125	Life Time Fitness, Inc.*	$ 9,263,625
Leisure Products—2.3%		
632,992	Marvel Enterprises, Inc.*	12,356,004
117,700	Polaris Industries, Inc.	5,649,600
		18,005,604
Managed Healthcare—1.1%		
180,325	Amerigroup Corporation*	8,871,990
Office Services & Supplies—0.8%		
222,300	Herman Miller, Inc.	6,433,362
Oil & Gas Equipment & Services—3.0%		
53,625	Carbo Ceramics, Inc.	3,659,906
437,595	National-Oilwell, Inc.*	13,779,867
635,225	Superior Energy Services, Inc.*	6,384,011
		23,823,784
Oil & Gas Exploration & Production—0.9%		
104,800	Quicksilver Resources, Inc.*	7,028,936
Pharmaceuticals—8.4%		
281,775	Andrx Corporation*	7,869,976
577,955	Impax Laboratories, Inc.*	11,200,768
338,627	Medicis Pharmaceutical Corporation Class A	13,528,149
395,890	MGI Pharma, Inc.*	10,692,989
365,500	Salix Pharmaceuticals Limited*	12,043,225
239,200	Taro Pharmaceutical Industries Limited*	10,405,200
		65,740,307
Publishing—1.0%		
126,820	Getty Images, Inc.*	7,609,200
Regional Banks—0.8%		
136,990	Southwest Bancorporation of Texas, Inc.	6,043,999
Restaurants—2.8%		
392,137	Rare Hospitality International, Inc.*	9,764,211
208,694	Red Robin Gourmet Burgers, Inc.*	5,711,955
236,910	Ruby Tuesday, Inc.	6,503,180
		21,979,346
Semiconductor Equipment—2.3%		
498,795	Brooks Automation, Inc.*	10,050,719
717,630	Entegris, Inc.*	8,302,979
		18,353,698
Semiconductors—4.0%		
328,525	Actel Corporation*	6,077,713
228,970	OmniVision Technologies, Inc.*	3,652,072
530,475	Semtech Corporation*	12,487,382
302,415	Sigmatel, Inc.*	8,788,180
		31,005,347

Notes to Financial Statements

June 30, 2004 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Discovery Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares Per Share Operating Data					
Net Asset Value, beginning of period	$25.55	$18.79	$28.24	$34.69	$40.88
Income from investment operations:					
Net investment loss	(0.19)†	(0.31)	(0.54)	(0.33)	(0.09)
Net realized and unrealized gains (losses) on securities	1.28	7.07	(8.91)	(6.02)	(3.49)
Total from investment operations	1.09	6.76	(9.45)	(6.35)	(3.58)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period	$26.64	$25.55	$18.79	$28.24	$34.69
Total Return*	4.27%	35.98%	(33.46%)	(18.30%)	(8.43%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,653	$1,788	$1,291	$2,341	$1,908
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.66%**	1.91%	2.06%	1.83%	1.48%
Expenses with reimbursements and earnings credits	1.66%**	1.90%	2.06%	1.82%	1.44%
Net investment loss	(1.44%)**	(1.66%)	(1.79%)	(1.24%)	(0.50%)
Portfolio turnover rate@	104%	130%	128%	110%	108%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Shares		Market Value
Specialty Chemicals—0.9%		
145,600	Valspar Corporation	$ 7,344,064
Specialty Stores—4.2%		
205,955	Advance Auto Parts, Inc.*	9,099,092
293,350	Guitar Center, Inc.*	13,045,275
325,625	PETCO Animal Supplies, Inc.*	10,488,381
		32,632,748
Steel—0.4%		
298,400	Graftech International Limited*	3,121,264
Systems Software—1.4%		
433,025	Macrovision Corporation*	10,838,616
Technology Distributors—1.9%		
847,561	Insight Enterprises, Inc.*	15,052,683
Thrifts & Mortgage Finance—1.5%		
351,850	BankAtlantic Bancorp, Inc.	6,491,633
401,725	NewAlliance Bancshares, Inc.*	5,608,081
		12,099,714
Trading Companies & Distributors—2.7%		
130,895	Fastenal Company	7,438,763
228,850	Hughes Supply, Inc.	13,486,131
		20,924,894
Trucking—2.6%		
184,450	J.B. Hunt Transport Services, Inc.	7,116,081
177,150	Knight Transportation, Inc.*	5,089,520
277,945	Overnite Corporation	8,171,583
		20,377,184
Total Common Stocks (Domestic) (Cost—$624,836,480)		707,492,754
Common Stocks (Foreign)—6.7%		
Air Freight & Logistics—0.8%		
114,040	UTI Worldwide, Inc. (VI)	6,008,768
Biotechnology—0.7%		
286,375	QLT, Inc. (CA)*	5,733,228
Healthcare Equipment—1.1%		
163,200	ResMed, Inc. (AU)*	8,316,672
Hotels, Resorts & Cruise Lines—2.1%		
619,435	Fairmont Hotels & Resorts, Inc. (CA)	16,693,773
Pharmaceuticals—0.7%		
256,240	Angiotech Pharmaceuticals, Inc. (CA)*	5,163,236
Soft Drinks—1.3%		
321,400	Cott Corporation (CA)*	10,413,360
Total Common Stocks (Foreign) (Cost—$46,099,638)		52,329,037

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Units		Market Value
Rights and Warrants—0.0%		
Commercial Printing—0.0%		
2,368	American Banknote Corporation Warrants, expire 2007*	$ 0
2,368	American Banknote Corporation Warrants, expire 2007*	2
		2
Total Rights and Warrants (Cost—$0)		2

Principal Amount		Amortized Cost
Corporate Short-Term Notes—5.0%		
Other Diversified Financial Services—5.0%		
$10,000,000	American Express Company 1.25% 7/2/04	$ 9,999,653
29,300,000	Merrill Lynch & Company 1.45% 7/1/04	29,300,000
		39,299,653
Total Corporate Short-Term Notes (Amortized Cost—$39,299,653)		39,299,653
Total Investments—102.2% (Total Cost—$710,235,771)		799,121,446
Other Assets and Liabilities—(2.2%)		(17,254,611)
Net Assets—100.0%		$781,866,835

Notes to Statement of Investments

* *Non-income producing.*
AU - Australia
CA - Canada
VI - Virgin Islands

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$26.32	$19.23	$28.64	$34.87	$40.88
Income from investment operations:					
Net investment income (loss)	(0.12)†	(0.17)	(0.18)	(0.08)	0.00+
Net realized and unrealized gains (losses) on securities	1.33	7.26	(9.23)	(6.05)	(3.40)
Total from investment operations	1.21	7.09	(9.41)	(6.13)	(3.40)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period	$27.53	$26.32	$19.23	$28.64	$34.87
Total Return	4.60%	36.87%	(32.86%)	(17.57%)	(7.98%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$74,705	$65,240	$42,872	$61,163	$4,693
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.08%**	1.21%	1.10%	0.95%	0.96%
Expenses with reimbursements and earnings credits	1.08%**	1.21%	1.10%	0.94%	0.93%
Net investment income (loss)	(0.86%)**	(0.96%)	(0.82%)	(0.38%)	0.01%
Portfolio turnover rate@	104%	130%	128%	110%	108%

\+ *Net investment income for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.*
† *Computed using average shares outstanding throughout the period.*
** *Annualized.*
\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares Per Share Operating Data						
Net Asset Value, beginning of period	$25.98	$19.04	$28.45	$34.74	$40.86	$24.37
Income from investment operations:						
Net investment loss	(0.15)†	(0.35)	(0.36)	(0.20)	(0.07)	(0.08)
Net realized and unrealized gains (losses) on securities	1.31	7.29	(9.05)	(5.99)	(3.44)	22.72
Total from investment operations	1.16	6.94	(9.41)	(6.19)	(3.51)	22.64
Less dividends and distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)	(6.15)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)	(6.15)
Net Asset Value, end of period	$27.14	$25.98	$19.04	$28.45	$34.74	$40.86
Total Return	4.46%	36.45%	(33.08%)	(17.81%)	(8.26%)	94.59%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$605,012	$638,880	$498,970	$847,330	$1,066,003	$806,152
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.37%**	1.53%	1.41%	1.25%	1.28%	1.46%
Expenses with reimbursements and earnings credits	1.36%**	1.53%	1.40%	1.24%	1.25%	1.45%
Net investment loss	(1.15%)**	(1.29%)	(1.13%)	(0.64%)	(0.46%)	(0.96%)
Portfolio turnover rate@	104%	130%	128%	110%	108%	157%

† *Computed using average shares outstanding throughout the period.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 710,235,771
Investment securities, at market	799,121,446
Cash	1,980,581
Receivables:	
Investment securities sold	7,819,970
Capital shares sold	460,683
Dividends	76,131
Other	46,698
Total Assets	809,505,509
Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	25,805,768
Capital shares redeemed	653,020
Advisory fees	524,546
Shareholder servicing fees	60,208
Accounting fees	33,487
Distribution fees	256,403
Transfer agency fees	64,679
Custodian fees	2,445
Other	238,118
Total Liabilities	27,638,674
Net Assets	$ 781,866,835
Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 1,088,968,202
Accumulated net investment loss	(4,767,042)
Accumulated net realized loss from security transactions	(391,220,000)
Net unrealized appreciation on investments	88,885,675
Total	$ 781,866,835

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2004 *(unaudited) (continued)*

Class A		
Net Assets	$	73,066,766
Shares Outstanding		2,686,984
Net Asset Value, Redemption Price Per Share	$	27.19
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	28.85
Class B		
Net Assets	$	20,074,697
Shares Outstanding		768,540
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	26.12
Class C		
Net Assets	$	7,354,946
Shares Outstanding		281,387
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	26.14
Class F		
Net Assets	$	605,012,278
Shares Outstanding		22,295,331
Net Asset Value, Offering and Redemption Price Per Share	$	27.14
Class R		
Net Assets	$	74,704,931
Shares Outstanding		2,713,369
Net Asset Value, Offering and Redemption Price Per Share	$	27.53
Class T		
Net Assets	$	1,653,217
Shares Outstanding		62,053
Net Asset Value, Redemption Price Per Share	$	26.64
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	27.90

See notes to financial statements.

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class C Shares Per Share Operating Data					
Net Asset Value, beginning of period	$25.14	$18.60	$28.05	$34.51	$40.88
Income from investment operations:					
Net investment loss	(0.26)†	(0.94)	(0.86)	(0.48)	(0.19)
Net realized and unrealized gains (losses) on securities	1.26	7.48	(8.59)	(5.88)	(3.57)
Total from investment operations	1.00	6.54	(9.45)	(6.36)	(3.76)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period	$26.14	$25.14	$18.60	$28.05	$34.51
Total Return*	3.98%	35.16%	(33.69%)	(18.42%)	(8.87%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$7,355	$8,352	$7,794	$17,031	$25,275
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.23%**	2.52%	2.27%	1.98%	1.97%
Expenses with reimbursements and earnings credits	2.23%**	2.52%	2.26%	1.96%	1.94%
Net investment loss	(2.02%)**	(2.28%)	(1.99%)	(1.36%)	(1.01%)
Portfolio turnover rate@	104%	130%	128%	110%	108%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	2003	Year ended December 31, 2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$25.12	$18.60	$28.03	$34.49	$40.88
Income from investment operations:					
Net investment loss	(0.26)†	(0.81)	(0.69)	(0.45)	(0.21)
Net realized and unrealized gains (losses) on securities	1.26	7.33	(8.74)	(5.91)	(3.57)
Total from investment operations	1.00	6.52	(9.43)	(6.36)	(3.78)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period	$26.12	$25.12	$18.60	$28.03	$34.49
Total Return*	3.98%	35.05%	(33.64%)	(18.43%)	(8.92%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$20,075	$21,009	$18,804	$35,845	$50,883
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.24%**	2.56%	2.26%	1.97%	1.97%
Expenses with reimbursements and earnings credits	2.24%**	2.56%	2.26%	1.96%	1.94%
Net investment loss	(2.03%)**	(2.31%)	(1.98%)	(1.35%)	(1.02%)
Portfolio turnover rate@	104%	130%	128%	110%	108%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 773,331
Interest	94,817
Foreign taxes withheld	(6,103)
Total Investment Income	862,045
Expenses	
Advisory fees—Note 2	3,323,794
Shareholder servicing fees—Note 2	322,355
Accounting fees—Note 2	211,243
Distribution fees—Note 2	828,059
Transfer agency fees—Note 2	493,371
Registration fees	45,333
Postage and mailing expenses	43,905
Custodian fees and expenses—Note 2	8,279
Printing expenses	39,415
Legal and audit fees	54,020
Directors' fees and expenses—Note 2	72,723
Other expenses	93,176
Total Expenses	5,535,673
Earnings Credits	(4,887)
Reimbursed/Waived Expenses	(879)
Net Expenses	5,529,907
Net Investment Loss	(4,667,862)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain on Security Transactions	73,421,873
Net Change in Unrealized Appreciation/Depreciation of Investments	(34,342,644)
Net Realized and Unrealized Gain	39,079,229
Net Increase in Net Assets Resulting from Operations	$ 34,411,367

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (4,667,862)	$ (9,085,288)
Net Realized Gain on Security Transactions	73,421,873	13,930,958
Net Change in Unrealized Appreciation/Depreciation of Investments	(34,342,644)	218,611,635
Net Increase in Net Assets Resulting from Operations	34,411,367	223,457,305
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(9,586,224)	(9,822,554)
Class B	(1,752,190)	(3,591,234)
Class C	(1,309,613)	(1,821,877)
Class F	(60,913,710)	(36,105,693)
Class R	6,330,348	5,799,244
Class T	(212,368)	68,669
Net Decrease from Capital Share Transactions	(67,443,757)	(45,473,445)
Net Increase (Decrease) in Net Assets	(33,032,390)	177,983,860
Net Assets		
Beginning of period	$ 814,899,225	$ 636,915,365
End of period	$ 781,866,835	$ 814,899,225
Accumulated Net Investment Loss	$ (4,767,042)	$ (99,180)

See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares Per Share Operating Data					
Net Asset Value, beginning of period	$26.04	$19.09	$28.50	$34.79	$40.88
Income from investment operations:					
Net investment loss	(0.15)†	(0.36)	(0.31)	(0.17)	(0.03)
Net realized and unrealized gains (losses) on securities	1.30	7.31	(9.10)	(6.02)	(3.45)
Total from investment operations	1.15	6.95	(9.41)	(6.19)	(3.48)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of period	$27.19	$26.04	$19.09	$28.50	$34.79
Total Return*	4.42%	36.41%	(33.02%)	(17.78%)	(8.18%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$73,067	$79,630	$67,184	$117,773	$131,298
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.35%**	1.50%	1.35%	1.19%	1.24%
Expenses with reimbursements and earnings credits	1.35%**	1.50%	1.35%	1.18%	1.20%
Net investment loss	(1.13%)**	(1.25%)	(1.08%)	(0.58%)	(0.21%)
Portfolio turnover rate@	104%	130%	128%	110%	108%

† Computed using average shares outstanding throughout the period.
** Sales charges are not reflected in the total return.*
*** Annualized.*
 # Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Proxy Voting Information
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.dreyfus.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-554-4611.

Dreyfus Founders
Growth Fund

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.
 0213SA0604

Dreyfus Founders Growth Fund

SEMIANNUAL REPORT June 30, 2004



YOU, YOUR ADVISOR AND
Dreyfus
A MELLON FINANCIAL COMPANY℠

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

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Management Overview





A discussion with co-portfolio managers Remi J. Browne, CFA, left; Daniel B. LeVan, CFA, middle; and Jeffrey R. Sullivan, CFA, right

How did the Fund perform relative to its benchmark in the six months ended June 30, 2004?

Dreyfus Founders International Equity Fund's performance[1] compared favorably to the Fund's benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Index, which posted a 4.34% return for the first six months of 2004.

What dynamics affected international large-capitalization investing during the period?

The global markets got off to a great start in 2004 as the Japanese economic recovery became broader than expected, China continued to experience significant growth across all economic sectors, and the U.S. economy expanded at a 4% clip during the first quarter. However, as the second quarter came to a close, the market's perception shifted from the strong growth environment to concerns about higher global inflation, higher oil prices and rising interest rates. The fear of the Chinese governmental policies slowing growth also weighed heavily on investors. While the first quarter experienced very strong returns, the second quarter ended just slightly positive.

"The Fund benefited from good growth opportunities in some traditionally defensive sectors; the energy, utilities and consumer staples sectors of the Fund all possessed strong-performing stocks."

[1]Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

Performance Highlights

- As the second quarter came to a close, the market's perception shifted from the strong growth environment to concerns about higher global inflation, higher oil prices and rising interest rates.
- The largest positive impact on a country basis to relative Fund performance was found in Germany.
- The Fund's positions in the energy sector exhibited the strongest performance. This was primarily attributable to the increase in energy prices during the period, as well as the specific performance of select individual issues.
- The information technology sector was the most underachieving sector in the Fund on a relative basis.
- Competition within the telecommunications services sector has led to price wars and subsequent margin erosion in the wireless industries in both Europe and Japan.

What factors positively contributed to the Fund's relative performance during the period?

The largest positive impact on a country basis to relative Fund performance was found in Germany. A slight overweighting coupled with strong stock selection propelled the Fund's performance in this geographical area. In Spain, the Fund's strong stock selection and slight underweight position relative to its benchmark also buoyed performance. The Fund also experienced positive relative performance in Canada due to strong performance by nearly every Canadian stock in which the Fund was invested.

Sector allocation and stock selection were both important positive contributors to the Fund's relative return for the first half of 2004. Surprisingly, the Fund benefited from good growth opportunities in some traditionally defensive sectors; the energy, utilities and consumer staples sectors of the Fund all possessed strong-performing stocks during the period.

The Fund's positions in the energy sector exhibited the strongest performance. This was primarily attributable to the increase in energy prices during the period, as well as the specific performance of select individual issues. One stock that added significant value to the Fund was U.K.-based Cairn Energy PLC. Cairn had two major oil discoveries during the first quarter in the Rajasthan region

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $12,676,689 and $14,693,097, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

of India, which significantly increased the company's production profile. The stock rallied 125% in the first quarter, at which time the Fund liquidated its position in the company.

Strong stock selection in the healthcare sector also aided relative performance, with such names as **Merck KGaA** contributing to the Fund's return for the period. The pharma-chemical company received approval for a new colon cancer drug during the second quarter for use in Europe, and its liquid crystal business benefited from strong demand from the liquid crystal display (LCD) market.

The Fund's position in the consumer staples sector proved beneficial during the period, as several stocks in this sector experienced price appreciation. Two Japanese names, **Kirin Beverage Corporation** and **Asahi Breweries Limited**, contributed positively to relative performance, with Kirin returning over 30% and Asahi up nearly 21% by the end of the period. Both stocks enjoyed a consumer spending recovery in Japan after several years of quiet activity.

The utilities sector presented opportunities for the Fund, and the sector as a whole was the best performer of all economic sectors in the Index during the period. One of the Fund's holdings in this sector, Finnish electric utility company **Fortum Oyj**, has done well as Nordic power prices have strongly increased and better refining margins have delivered growth to the company's bottom line.

Largest Equity Holdings (country of origin; ticker symbol)

	Holding	%
1.	Vodafone Group PLC (United Kingdom; VOD)	2.65%
2.	Barclays PLC (United Kingdom; BARC)	1.94%
3.	Alpha Bank AE (Greece; ALPHA)	1.86%
4.	BP PLC (United Kingdom; BP)	1.78%
5.	Total SA (France; FP)	1.74%
6.	Royal Bank of Scotland Group PLC (United Kingdom; RBS)	1.60%
7.	Anglo Irish Bank Corporation PLC (Ireland; ANB)	1.56%
8.	Novartis AG (Switzerland; NOV.N)	1.54%
9.	Sumitomo Mitsui Financial Group, Inc. (Japan; 8316)	1.52%
10.	Toyota Motor Corporation (Japan; 7203)	1.41%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders International Equity Fund-Class F
MSCI World ex U.S. Index
$15,221
$13,850
12/95
6/97
6/99
6/01
6/03
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on its inception date of 12/29/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004		Year ended December 31, 2003	
	Shares	Amount	Shares	Amount
Class A				
Sold	84,955	$ 864,744	724,401	$ 5,318,119
Dividends or Distributions Reinvested	0	$ 0	15,239	$ 147,964
Redeemed	(128,196)	$ (1,304,383)	(978,731)	$ (7,425,669)
Net Decrease	(43,241)	$ (439,639)	(239,091)	$ (1,959,586)
Class B				
Sold	4,032	$ 39,945	72,988	$ 520,427
Dividends or Distributions Reinvested	0	$ 0	146	$ 1,391
Redeemed	(34,170)	$ (339,198)	(137,735)	$ (972,405)
Net Decrease	(30,138)	$ (299,253)	(64,601)	$ (450,587)
Class C				
Sold	4,337	$ 42,826	165,203	$ 1,132,327
Redeemed	(8,425)	$ (83,762)	(190,526)	$ (1,322,601)
Net Decrease	(4,088)	$ (40,936)	(25,323)	$ (190,274)
Class F				
Sold	360,373	$ 3,623,648	1,515,865	$ 11,180,704
Dividends or Distributions Reinvested	0	$ 0	6,797	$ 66,066
Redeemed	(379,134)	$ (3,869,724)	(1,814,806)	$ (13,597,081)
Net Decrease	(18,761)	$ (246,076)	(292,144)	$ (2,350,311)
Class R				
Sold	23,695	$ 243,158	146,346	$ 1,105,834
Dividends or Distributions Reinvested	0	$ 0	2,764	$ 26,981
Redeemed	(22,141)	$ (228,243)	(170,854)	$ (1,336,846)
Net Increase (Decrease)	1,554	$ 14,915	(21,744)	$ (204,031)
Class T				
Sold	1,369	$ 13,756	97,501	$ 651,910
Dividends or Distributions Reinvested	0	$ 0	91	$ 882
Redeemed	(1,047)	$ (10,612)	(101,973)	$ (710,698)
Net Increase (Decrease)	322	$ 3,144	(4,381)	$ (57,906)

or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2007 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 2,512
Accumulated Capital Losses	$ 39,617,964
Post-October Currency Loss Deferral	$ 838
Federal Tax Cost	$ 30,070,528
Gross Tax Appreciation of Investments	$ 9,514,169
Gross Tax Depreciation of Investments	$ (223,666)
Net Tax Appreciation	$ 9,290,503

Other individual issues positively impacted the Fund's relative performance during the period as well. **Casio Computer Company Limited** continued to benefit from the consumer spending recovery in Japan. Casio reported strong full-year profits in May and cited strength in digital cameras, a new joint venture with Hitachi for cell phones, better margins and an improved balance sheet as primary reasons for its impressive performance.

Continental AG had a strong first half following a quality first quarter earnings report. The company cited strength in their higher margin braking and suspension systems as the main driver of performance.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	(0.58%)	27.40%	—	—	(12.08%)
Without sales charge	5.53%	35.19%	—	—	(10.92%)
Class B Shares (12/31/99)					
With redemption*	1.13%	30.15%	—	—	(11.93%)
Without redemption	5.13%	34.15%	—	—	(11.58%)
Class C Shares (12/31/99)					
With redemption**	4.14%	33.14%	—	—	(11.63%)
Without redemption	5.14%	34.14%	—	—	(11.63%)
Class F Shares (12/29/95)	5.52%	35.14%	(2.56%)	—	5.07%
Class R Shares (12/31/99)	5.70%	35.52%	—	—	(10.71%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	0.69%	28.72%	—	—	(12.04%)
Without sales charge	5.46%	34.79%	—	—	(11.13%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

Sumitomo Mitsui Financial Group, Inc., a Japanese financial services firm, and **Gamesa Corporacion Tecnologica SA**, a manufacturer and supplier of products and services in the aeronautics and renewable energy sectors, also positively contributed to the Fund's return.

What factors negatively contributed to relative Fund performance during the period?

Hong Kong, Switzerland, Italy and Belgium were four of the markets that most detracted from relative Fund performance due to poor stock selection paired with slight underweight positions. Weak stock selection in Ireland also caused this country to underperform for the Fund.

Two of the sectors that hampered the Fund's relative returns were the information technology and telecommunications services sectors.

The information technology sector was the most underachieving sector in the Fund on a relative basis. Stock selection proved the largest hit as the Fund's holdings in this sector trailed the benchmark. Issues such as **Nokia Oyj** negatively impacted Fund performance as the company suffered a profit warning during the second quarter and subsequently declined 29%. Nokia announced it was losing market share due to lack of focus on the mid-market cell phone models, which are currently en vogue.


Portfolio Composition
20.16% Japan
20.05% United Kingdom
8.61% France
7.35% Germany
6.71% Switzerland
5.74% Netherlands
5.06% Canada
4.45% Australia
18.12% Other Countries
3.75% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$28,641
Class B	$8,581	$2,860
Class C	$1,832	$611
Class T	$231	$231

During the six months ended June 30, 2004, DSC retained $37 and $68 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $6,155 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $5,711. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all

annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $13,588 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges incurred by DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $4,869 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$26,325
Class B	$3,271
Class C	$677
Class R	$1,921
Class T	$207

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $12,621 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and

The second-worst performing sector on a relative basis was telecommunications services. Competition within the telecommunications services sector has led to price wars and subsequent margin erosion in the wireless industries in both Europe and Japan. The fixed-line telecommunications business has also been hampered by competition from cable and internet companies eating into revenues and profits. V**odafone Group PLC** experienced a tough first six months of the year, down approximately 11%. The company spent money on its profitless Japanese subsidiary by buying out minority shareholders and making a full commitment to this business.

In spite of the healthcare sector's positive contribution to Fund performance, select stocks did underperform during the period. **Serono SA**, the Swiss pharmaceutical company, declined over 10% for the first six months of the year due to increased competition in the multiple sclerosis (MS) drug area. Competitor Elan Corporation PLC had its MS drug approved during the period, which is expected to take market share away from Serono. GlaxoSmithKline, another pharmaceutical company based in the United Kingdom, has also suffered this year due to increased competition from generic producers. In addition, the company's mid-range pipeline of drugs remained thin.

Other notable underperformers during the period included China Unicom Limited, **WMC Resources Limited**, and Banca Intesa S.p.A.

Our strategy, as always, is to keep our sector and country weights relatively neutral to the Index and to spend our risk dollars on stock selection. We are focused on seeking companies that best combine better-than-average business momentum and attractive valuations.

Remi J. Browne, CFA	Daniel B. LeVan, CFA	Jeffrey R. Sullivan, CFA
Co-Portfolio Manager	Co-Portfolio Manager	Co-Portfolio Manager

Shares		Market Value
Common Stocks (Foreign)—95.9%		
Aerospace & Defense—0.8%		
22,200	Gamesa Corporacion Tecnologica SA (SP)	$ 327,100
Application Software—1.3%		
3,140	SAP AG (GE)	523,397
Auto Parts & Equipment—0.7%		
7,100	Canadian Tire Corporation Limited Class A (CA)	258,942
Automobile Manufacturers—3.4%		
38,600	Nissan Motor Company Limited (JA)	429,105
4,700	Renault SA (FR)	357,975
13,800	Toyota Motor Corporation (JA)	559,007
		1,346,087
Biotechnology—0.7%		
420	Serono SA (SZ)	264,596
Brewers—2.7%		
41,200	Asahi Breweries Limited (JA)	454,233
35,400	Fraser & Neave Limited (SG)	287,721
24,600	SABMiller PLC (UK)	318,319
		1,060,273
Broadcasting & Cable TV—1.0%		
15,400	Mediaset SPA (IT)	175,566
24,200	Publishing & Broadcasting Limited (AU)	216,628
		392,194
Communications Equipment—2.2%		
14,400	Nokia Oyj (FI)	207,792
2,153	Sagem SA (FR)	240,212
144,000	Telefonaktiebolaget LM Ericsson (SW)	424,373
		872,377

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	FR	France	NE	Netherlands
AT	Austria	GE	Germany	NW	Norway
BD	Bermuda	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	RS	Russia
BR	Brazil	ID	Indonesia	SG	Singapore
CA	Canada	IE	Ireland	SL	Solvak Republic
CI	Channel Islands	IN	India	SP	Spain
CN	China	IT	Italy	SW	Sweden
CY	Cyprus	JA	Japan	SZ	Switzerland
DE	Denmark	MA	Malaysia	TH	Thailand
FI	Finland	MX	Mexico	UK	United Kingdom

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares and 1.65% for Class T shares. These reductions are made pursuant to a permanent contractual commitment. For the six months ended June 30, 2004, $128,140 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an

occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally invests a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Shares		*Market Value*
Computer Storage & Peripherals—1.2%		
14,300	ATI Technologies, Inc. (CA)*	$ 268,338
4,300	Logitech International SA (SZ)*	195,704
		464,042
Construction & Engineering—0.5%		
12,300	ACS, Actividades de Construccion y Servicios SA (SP)	207,270
Construction Materials—1.2%		
155,200	Aggregate Industries PLC (UK)	230,802
50,100	Boral Limited (AU)	225,459
		456,261
Construction, Farm Machinery & Heavy Trucks—0.5%		
5,800	Volvo AB Class B (SW)	201,726
Consumer Electronics—3.6%		
27,000	Casio Computer Company Limited (JA)	408,780
9,300	Citizen Electronics Company Limited (JA)	528,433
5,800	Koninklijke (Royal) Philips Electronics NV (NE)	156,167
20,000	Sharp Corporation (JA)	319,479
		1,412,859
Consumer Finance—0.6%		
3,900	Sanyo Shinpan Finance Company Limited (JA)	222,673
Diversified Banks—12.3%		
8,800	ABN AMRO Holding NV (NE)	192,510
28,920	Alpha Bank AE (GR)	735,403
39,600	Anglo Irish Bank Corporation PLC (IE)	619,126
90,319	Barclays PLC (UK)	769,448
8,807	BNP Paribas SA (FR)	541,664
31,100	HBOS PLC (UK)	384,943
37	Mitsubishi Tokyo Financial Group, Inc. (JA)	342,483
22,034	Royal Bank of Scotland Group PLC (UK)	634,566
17,600	Skandinaviska Enskilda Banken (SW)	254,666
4,700	Societe Generale (FR)	399,434
		4,874,243
Diversified Capital Markets—1.7%		
11,200	Credit Suisse Group (SZ)	397,956
3,770	UBS AG (SZ)	265,652
		663,608
Diversified Metals & Mining—1.7%		
81,600	WMC Resources Limited (AU)	279,674
30,300	Xstrata PLC (UK)	404,989
		684,663
Electric Utilities—2.3%		
5,700	E.ON AG (GE)	410,561
39,900	Fortum Oyj (FI)	509,734
		920,295

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Electronic Equipment Manufacturers—2.9%		
1,800	Keyence Corporation (JA)	$ 410,594
2,400	Kyocera Corporation (JA)	203,675
7,100	TDK Corporation (JA)	538,771
		1,153,040
Food Retail—1.9%		
3,900	Delhaize Group (BE)	199,532
3,000	Guyenne et Gascogne AG (FR)	346,027
41,900	Tesco PLC (UK)	202,319
		747,878
Forest Products— 0.5%		
18,400	Canfor Corporation (CA)*	208,592
Gas Utilities—0.8%		
79,200	Centrica PLC (UK)	322,459
Home Furnishings—0.6%		
4,700	Hunter Douglas NV (NE)	228,738
Homebuilding—0.9%		
33,400	Barratt Developments PLC (UK)	357,078
Household Products—0.5%		
7,600	Reckitt Benckiser PLC (UK)	215,154
Hypermarkets & Super Centers—0.7%		
5,900	Metro AG (GE)	279,961
Industrial Conglomerates—2.0%		
251,400	Cookson Group PLC (UK)*	191,491
71,000	Keppel Corporation Limited (SG)	290,595
4,400	Siemens AG (GE)	316,657
		798,743
Industrial Machinery—1.4%		
41,000	NSK Limited (JA)	204,032
7,200	Saurer AG (SZ)*	368,221
		572,253
Integrated Oil & Gas—7.0%		
9,819	BP PLC (UK)	704,967
16,100	Husky Energy, Inc. (CA)	307,999
1,960	OMV AG (AT)	381,579
19,800	Repsol YPF SA (SP)	433,629
35,850	Shell Transport & Trading Company PLC (UK)	262,991
3,618	Total SA (FR)	689,793
		2,780,958
Integrated Telecommunication Services—2.7%		
11,000	Deutsche Telekom AG (GE)*	193,393
66,500	Koninklijke NV (NE)	506,497
55,100	Telenor ASA (NW)	383,152
		1,083,042
Leisure Products—0.9%		
15,800	Sankyo Company Limited (JA)	342,455
Marine—0.6%		
184,000	Neptune Orient Lines Limited (SG)	252,099

Notes to Financial Statements

June 30, 2004 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares Per Share Operating Data					
Net Asset Value, beginning of period	$9.70	$7.14	$9.97	$14.37	$19.88
Income from investment operations:					
Net investment income (loss)	0.07	0.00+	(0.10)	(0.09)	(0.06)
Net realized and unrealized gains (losses) on securities	0.46	2.61	(2.73)	(4.31)	(3.55)
Total from investment operations	0.53	2.61	(2.83)	(4.40)	(3.61)
Less dividends and distributions:					
From net investment income	0.00	(0.05)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.05)	0.00	0.00	(1.90)
Net Asset Value, end of period	$10.23	$9.70	$7.14	$9.97	$14.37
Total Return*	5.46%	36.58%	(28.39%)	(30.62%)	(17.85%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$185	$172	$158	$343	$654
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.66%**	1.65%	1.65%	1.80%	2.03%
Expenses with reimbursements and earnings credits	1.65%**	1.65%	1.65%	1.77%	1.98%
Net investment income (loss)	1.36%**	0.67%	(0.12%)	(0.53%)	(0.70%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

\+ *Net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.30% (2004), 2.88% (2003), 4.00% (2002), 2.86% (2001), and 2.03% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Shares		Market Value
Multi-Line Insurance—1.0%		
20,200	Aviva PLC (UK)	$ 208,448
4,100	Baloise Holding Limited (SZ)	178,090
		386,538
Oil & Gas Exploration & Production—3.4%		
14,600	Canadian National Resources Limited (CA)	436,105
13,500	Eni SPA (IT)	268,062
6,100	Norsk Hydro ASA (NW)	396,458
277,700	Oil Search Limited (AU)	255,356
		1,355,981
Oil & Gas Refining, Marketing, & Transportation—0.6%		
37,400	Caltex Australia Limited (AU)	240,475
Other Diversified Financial Services—1.7%		
19,800	ING Groep NV (NE)	467,356
7,300	Sun Life Financial, Inc. (CA)	209,124
		676,480
Packaged Foods & Meats—1.6%		
13,600	Koninklijke Wessanen NV (NE)	195,586
21,000	Nisshin Seifun Group, Inc. (JA)	213,243
193,000	Want Want Holdings Limited (SG)	212,300
		621,129
Pharmaceuticals—9.8%		
8,250	AstraZeneca Group PLC (UK)	370,158
4,800	Aventis SA (FR)	362,380
14,600	Axcan Pharma, Inc. (CA)*	308,050
12,600	Eisai Company Limited (JA)	362,590
7,100	Merck KGaA (GE)	429,334
13,859	Novartis AG (SZ)	611,394
9,000	Ono Pharmaceuticals Company Limited (JA)	423,132
28,500	Shire Pharmaceuticals Group PLC (UK)*	248,871
6,100	Takeda Chemical Industries Limited (JA)	267,782
38,100	Warner Chilcott PLC (UK)	480,223
		3,863,914
Precious Metals & Minerals—0.8%		
18,700	ThyssenKrupp AG (GE)	319,668
Property & Casualty Insurance—0.9%		
100,100	Insurance Australia Group Limited (AU)	348,659
Publishing—0.6%		
22,800	Johnston Press PLC (UK)	234,244
Real Estate Investment Trusts—1.5%		
88	Sumitomo Mitsui Financial Group, Inc. (JA)	603,253
Real Estate Management & Development—0.8%		
4,000	Wereldhave NV (NE)	328,994
Semiconductor Equipment—0.5%		
11,000	ASML Holding NV (NE)*	186,166

See notes to statement of investments.

Shares		Market Value
Semiconductors—0.9%		
8,000	Micronas Semiconductor Holding AG (SZ)*	$ 363,782
Soft Drinks—1.6%		
39,200	Coca-Cola Amatil Limited (AU)	189,241
18,500	Kirin Beverage Corporation (JA)	435,733
		624,974
Thrifts & Mortgage Finance—0.8%		
24,200	Northern Rock PLC (UK)	317,532
Tires & Rubber—1.1%		
8,800	Continental AG (GE)	424,529
Trading Companies & Distributors—0.5%		
19,000	Mitsubishi Corporation (JA)	184,576
Wireless Telecommunication Services—6.0%		
13,700	Bouygues SA (FR)	458,722
87	KDDI Corporation (JA)	497,530
180,000	SmarTone Telecommunications Holdings Limited (HK)	197,313
31,900	Telecom Italia Mobile SPA (IT)	180,866
479,775	Vodafone Group PLC (UK)	1,050,650
		2,385,081
Total Common Stocks (Foreign) (Cost—$28,621,455)		37,961,031

Principal Amount		Amortized Value
Corporate Short-Term Notes—3.5%		
Agricultural Products—3.5%		
$1,400,000	Archer-Daniels-Midland Company 1.43% 7/1/04†	$ 1,400,000
Total Corporate Short-Term Notes (Amortized Cost—$1,400,000)		1,400,000
Total Investments—99.4% (Total Cost—$30,021,455)		39,361,031
Other Assets and Liabilities—0.6%		241,943
Net Assets—100.0%		$39,602,974

Notes to Statement of Investments

* *Non-income producing.*

† *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class R Shares Per Share Operating Data					
Net Asset Value, beginning of period	$9.82	$7.22	$10.08	$14.45	$19.88
Income from investment operations:					
Net investment income (loss)	0.09	0.09	0.02	(0.00)+	(0.01)
Net realized and unrealized gains (losses) on securities	0.47	2.60	(2.85)	(4.37)	(3.52)
Total from investment operations	0.56	2.69	(2.83)	(4.37)	(3.53)
Less dividends and distributions:					
From net investment income	0.00	(0.09)	(0.03)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.09)	(0.03)	0.00	(1.90)
Net Asset Value, end of period	$10.38	$9.82	$7.22	$10.08	$14.45
Total Return	5.70%	37.27%	(28.10%)	(30.24%)	(17.45%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$3,340	$3,146	$2,470	$6,102	$2,716
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.15%**	1.15%	1.16%	1.28%	1.63%
Expenses with reimbursements and earnings credits	1.15%**	1.15%	1.15%	1.26%	1.53%
Net investment income (loss)	1.81%**	1.03%	0.27%	(0.04%)	(0.40%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

\+ *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

** *Annualized.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.69% (2004), 1.95% (2003), 1.71% (2002), 1.57% (2001), and 1.63% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year Ended December 31, 2003	2002	2001	2000	1999
Class F Shares						
Per Share Operating Data						
Net Asset Value, beginning of period	$9.78	$7.18	$10.03	$14.40	$19.87	$14.03
Income from investment operations:						
Net investment income (loss)	0.07	(0.01)	(0.05)	(0.07)	(0.08)	(0.05)
Net realized and unrealized gains (losses) on securities	0.47	2.68	(2.79)	(4.30)	(3.49)	8.07
Total from investment operations	0.54	2.67	(2.84)	(4.37)	(3.57)	8.02
Less dividends and distributions:						
From net investment income	0.00	(0.07)	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)	(2.18)
Total distributions	0.00	(0.07)	(0.01)	0.00	(1.90)	(2.18)
Net Asset Value, end of period	$10.32	$9.78	$7.18	$10.03	$14.40	$19.87
Total Return	5.52%	37.17%	(28.30%)	(30.35%)	(17.65%)	58.71%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$10,191	$9,837	$9,321	$16,640	$30,040	$35,607
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.40%**	1.40%	1.40%	1.55%	1.84%	1.82%
Expenses with reimbursements and earnings credits	1.40%**	1.40%	1.40%	1.52%	1.80%	1.80%
Net investment income (loss)	1.54%**	0.80%	0.12%	(0.26%)	(0.55%)	(0.36%)
Portfolio turnover rate@	73%	144%	220%	213%	184%	205%

** *Annualized.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.19% (2004), 2.52% (2003), 2.13% (2002), 1.99% (2001), 1.95% (2000) and 1.99% (1999).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 30,021,455
Investment securities, at market	39,361,031
Cash	118,361
Foreign currency (cost $19,288)	18,778
Receivables:	
Investment securities sold	212,195
Capital shares sold	162,436
Dividends	34,256
From adviser	7,801
From transfer agent	227
Other	31,581
Total Assets	39,946,666
Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	210,255
Capital shares redeemed	24,481
Advisory fees	24,078
Shareholder servicing fees	7,675
Accounting fees	3,210
Distribution fees	4,365
Transfer agency fees	8,557
Custodian fees	21,094
Other	39,977
Total Liabilities	343,692
Net Assets	$ 39,602,974
Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 66,477,490
Undistributed net investment income	294,556
Accumulated net realized loss from security transactions	(36,510,591)
Net unrealized appreciation on investments and foreign currency translation	9,341,519
Total	$ 39,602,974

See notes to financial statements.

Class A		
Net Assets	$	23,229,730
Shares Outstanding		2,252,917
Net Asset Value, Redemption Price Per Share	$	10.31
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	10.94
Class B		
Net Assets	$	2,191,800
Shares Outstanding		218,364
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	10.04
Class C		
Net Assets	$	465,533
Shares Outstanding		46,455
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	10.02
Class F		
Net Assets	$	10,190,696
Shares Outstanding		987,313
Net Asset Value, Offering and Redemption Price Per Share	$	10.32
Class R		
Net Assets	$	3,340,224
Shares Outstanding		321,773
Net Asset Value, Offering and Redemption Price Per Share	$	10.38
Class T		
Net Assets	$	184,991
Shares Outstanding		18,086
Net Asset Value, Redemption Price Per Share	$	10.23
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	10.71

See notes to financial statements.

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class C Shares Per Share Operating Data					
Net Asset Value, beginning of period	$9.53	$7.02	$9.86	$14.27	$19.88
Income from investment operations:					
Net investment income (loss)	0.04†	(0.26)	(0.29)	(0.16)	(0.07)
Net realized and unrealized gains (losses) on securities	0.45	2.77	(2.55)	(4.25)	(3.64)
Total from investment operations	0.49	2.51	(2.84)	(4.41)	(3.71)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	0.00	(1.90)
Net Asset Value, end of period	$10.02	$9.53	$7.02	$9.86	$14.27
Total Return*	5.14%	35.76%	(28.80%)	(30.90%)	(18.37%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$466	$482	$532	$1,429	$2,635
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.15%**	2.16%	2.16%	2.29%	2.55%
Expenses with reimbursements and earnings credits	2.15%**	2.15%	2.15%	2.26%	2.50%
Net investment income (loss)	0.78%**	0.08%	(0.63%)	(0.99%)	(1.18%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

† *Computed using average shares outstanding throughout the period.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.85% (2004), 3.25% (2003), 3.11% (2002), 2.85% (2001), and 2.55% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class B Shares Per Share Operating Data					
Net Asset Value, beginning of period	$9.55	$7.03	$9.87	$14.29	$19.88
Income from investment operations:					
Net investment income (loss)	0.04†	(0.08)	(0.11)	(0.12)	(0.09)
Net realized and unrealized gains (losses) on securities	0.45	2.61	(2.73)	(4.30)	(3.60)
Total from investment operations	0.49	2.53	(2.84)	(4.42)	(3.69)
Less dividends and distributions:					
From net investment income	0.00	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.01)	0.00	0.00	(1.90)
Net Asset Value, end of period	$10.04	$9.55	$7.03	$9.87	$14.29
Total Return*	5.13%	35.95%	(28.77%)	(30.93%)	(18.27%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$2,192	$2,372	$2,201	$3,786	$5,129
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.15%**	2.16%	2.16%	2.28%	2.57%
Expenses with reimbursements and earnings credits	2.15%**	2.15%	2.15%	2.26%	2.52%
Net investment income (loss)	0.76%**	0.07%	(0.61%)	(1.03%)	(1.18%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

† *Computed using average shares outstanding throughout the period.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.86% (2004), 3.32% (2003), 2.91% (2002), 2.67% (2001) and 2.57% (2000).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 655,278
Interest	4,639
Foreign taxes withheld	(81,433)
Total Investment Income	578,484
Expenses	
Advisory fees—Note 2	196,145
Shareholder servicing fees—Note 2	45,931
Accounting fees—Note 2	19,615
Distribution fees—Note 2	23,265
Transfer agency fees—Note 2	41,043
Registration fees	31,997
Postage and mailing expenses	1,046
Custodian fees and expenses—Note 2	33,253
Printing expenses	11,040
Legal and audit fees	2,438
Directors' fees and expenses—Note 2	3,947
Other expenses	5,791
Total Expenses	415,511
Earnings Credits	(485)
Reimbursed/Waived Expenses	(133,851)
Net Expenses	281,175
Net Investment Income	297,309
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	3,209,367
Foreign Currency Transactions	(5,604)
Net Realized Gain	3,203,763
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(1,331,918)
Net Realized and Unrealized Gain	1,871,845
Net Increase in Net Assets Resulting from Operations	$ 2,169,154

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 297,309	$ 254,642
Net Realized Gain (Loss) on Security and Foreign Currency Transactions	3,203,763	(5,296,540)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(1,331,918)	16,056,126
Net Increase in Net Assets Resulting from Operations	2,169,154	11,014,228
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	0	(156,488)
Class B	0	(1,759)
Class F	0	(71,823)
Class R	0	(28,532)
Class T	0	(910)
Net Decrease from Dividends and Distributions	0	(259,512)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(439,639)	(1,959,586)
Class B	(299,253)	(450,587)
Class C	(40,936)	(190,274)
Class F	(246,076)	(2,350,311)
Class R	14,915	(204,031)
Class T	3,144	(57,906)
Net Decrease from Capital Share Transactions	(1,007,845)	(5,212,695)
Net Increase in Net Assets	1,161,309	5,542,021
Net Assets		
Beginning of period	$ 38,441,665	$ 32,899,644
End of period	$ 39,602,974	$ 38,441,665
Undistributed Net Investment Income (Loss)	$ 294,556	$ (2,753)

See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares Per Share Operating Data					
Net Asset Value, beginning of period	$9.77	$7.19	$10.03	$14.42	$19.88
Income from investment operations:					
Net investment income (loss)	0.08	0.06	0.01	(0.00)+	(0.03)
Net realized and unrealized gains (losses) on securities	0.46	2.59	(2.84)	(4.39)	(3.53)
Total from investment operations	0.54	2.65	(2.83)	(4.39)	(3.56)
Less dividends and distributions:					
From net investment income	0.00	(0.07)	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.07)	(0.01)	0.00	(1.90)
Net Asset Value, end of period	$10.31	$9.77	$7.19	$10.03	$14.42
Total Return*	5.53%	36.84%	(28.19%)	(30.44%)	(17.60%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$23,230	$22,432	$18,217	$29,151	$4,434
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.41%**	1.41%	1.40%	1.46%	1.82%
Expenses with reimbursements and earnings credits	1.40%**	1.40%	1.40%	1.44%	1.77%
Net investment income (loss)	1.55%**	0.80%	0.13%	(0.74%)	(0.36%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

+ *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.06% (2004), 2.48% (2003), 2.18% (2002), 1.78% (2001), and 1.82% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Proxy Voting Information
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.dreyfus.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-554-4611.

Dreyfus Founders
Growth and Income Fund

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

0275SA0604

Dreyfus Founders Growth and Income Fund

SEMIANNUAL REPORT June 30, 2004



YOU, YOUR ADVISOR AND
Dreyfus
A MELLON FINANCIAL COMPANY™

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

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Management Overview



A discussion with portfolio manager John B. Jares, CFA

How did the Fund perform relative to its benchmark for the six-month period ended June 30, 2004?

For the first half of 2004, the Dreyfus Founders Growth and Income Fund trailed the 3.44% gain of the Fund's benchmark, the Standard & Poor's 500 Index.

Please describe the broad market and economic environment in which the Fund performed.

The environment for equity investing during the first half of 2004 showed mixed results. The first quarter of 2004 generally saw positive economic indicators, with interest rates, inflation and consumer spending remaining at favorable levels. Corporate profit growth also continued to improve during the first quarter, particularly when contrasted with previous quarters. However, throughout the second half of the period, the equity markets grappled with heavy weights on equity investing. Although jobless rates declined and unemployment rates remained constant, the prospect of higher interest rates, high energy prices, continued geopolitical unrest and uncertainty regarding the sustainability of economic and corporate profit growth offset positive economic news during the period. On the last day of June, the Federal Reserve raised the federal funds rate by 0.25% to 1.25%, a move that was widely expected and, after shadowing the markets during the last half of the period, seemed to have only a modest impact on equity prices.

"The expected tightening of the domestic monetary policy weighed heavily on the financials sector, and the Fund's underweight position in this sector, in anticipation of the first rate hike in four years, proved advantageous."

Performance Highlights

- The prospect of higher interest rates, high energy prices, continued geopolitical unrest and uncertainty regarding the sustainability of economic and corporate profit growth offset positive economic news during the period.
- Holdings in the consumer staples and consumer discretionary sectors exhibited the most compelling growth and investment opportunities.
- The financials sector was another important positive contributor to Fund performance during the six-month timeframe, aided by an underweight position relative to the Fund's benchmark.
- The materials sector offered the least compelling area of investment during the first six months of 2004, and poor stock selection within the sector was a drag on relative performance.
- The hike in energy prices that culminated toward the end of the period greatly benefited many stocks within this sector; however, due to the Fund's underweight position, it was not able to fully capitalize on this market trend.

Where did you find the most compelling growth opportunities during the period?

For the first half of 2004, holdings in the consumer staples and consumer discretionary sectors exhibited the most compelling growth and investment opportunities. Consumer staples holdings such as **Estée Lauder Companies, Inc.** showed solid execution during the period due to a continued increase in demand by consumers. **Royal Caribbean Cruises Limited** and **Nordstrom, Inc.**, both names within the consumer discretionary arena, also benefited from an increase in consumer demand. Royal Caribbean's product positioning and increase in cruise reservations led to strong stock performance, positively contributing to Fund performance. Nordstrom benefited from a rebound in consumer demand for higher-end retail items.

The financials sector was another important positive contributor to Fund performance during the six-month timeframe, aided by an underweight position relative to the Fund's benchmark. The expected tightening of the domestic

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5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $123,131,706 and $121,666,861, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

monetary policy weighed heavily on the financials sector, and the Fund's underweight position in this sector, in anticipation of the first rate hike in four years, proved advantageous.

Although the sector itself did not perform well, specific information technology-related holdings had a positive impact on relative Fund performance during the period. For example, **Apple Computer, Inc.** performed well owing to an increase in demand for its MP3 products. Also positively contributing to relative performance was **Autodesk, Inc.**, a company offering solutions for the building design, infrastructure management, manufacturing, digital media and wireless data services industries, which showed solid execution during the half.

Other notable positive performers during the first six months of 2004 included **General Electric Company** and **Exxon Mobil Corporation**.

Where did you find the least compelling growth opportunities during the period?

The materials sector offered the least compelling area of investment during the first six months of 2004, and poor stock selection within the sector was a drag on relative performance.

Largest Equity Holdings (ticker symbol)

	Holding	%
1.	SPDR Trust Series 1 (SPY)	4.60%
2.	General Electric Company (GE)	4.22%
3.	Microsoft Corporation (MSFT)	3.38%
4.	Exxon Mobil Corporation (XOM)	2.85%
5.	Cisco Systems, Inc. (CSCO)	2.84%
6.	Pfizer, Inc. (PFE)	2.49%
7.	Royal Caribbean Cruises Limited (RCL)	2.08%
8.	Kohl's Corporation (KSS)	1.94%
9.	Gillette Company (G)	1.91%
10.	Walt Disney Company (DIS)	1.85%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Growth and Income Fund-Class F
S&P 500 Index
$30,582
$17,887
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth and Income Fund on 6/30/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004		Year Ended December 31, 2004	
	Shares	Amount	Shares	Amount
Class A				
Sold	88,873	$ 404,107	127,097	$ 521,827
Redeemed	(62,761)	$ (283,060)	(28,494)	$ (113,809)
Net Increase	26,112	$ 121,047	98,603	$ 408,018
Class B				
Sold	156,501	$ 682,847	164,031	$ 669,282
Redeemed	(38,929)	$ (170,331)	(73,231)	$ (261,636)
Net Increase	117,572	$ 512,516	90,800	$ 407,646
Class C				
Sold	25,581	$ 111,883	55,885	$ 224,519
Redeemed	(16,522)	$ (72,441)	(28,811)	$ (103,499)
Net Increase	9,059	$ 39,442	27,074	$ 121,020
Class F				
Sold	601,015	$ 2,787,817	1,278,819	$ 5,147,869
Dividends or Distributions Reinvested	0	$ 0	34,819	$ 159,122
Redeemed	(2,533,712)	$ (11,702,116)	(5,079,072)	$ (19,985,652)
Net Decrease	(1,932,697)	$ (8,914,299)	(3,765,434)	$ (14,678,661)
Class R				
Sold	25,525	$ 118,058	70,118	$ 283,426
Redeemed	(8,026)	$ (36,310)	(39,808)	$ (155,834)
Net Increase	17,499	$ 81,748	30,310	$ 127,592
Class T				
Sold	4	$ 17	709	$ 2,660
Redeemed	(4)	$ (17)	(3,604)	$ (15,033)
Net Increase (Decrease)	0	$ 0	(2,895)	$ (12,373)

amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 110,145
Accumulated Capital Losses	$120,320,075
Federal Tax Cost	$220,772,870
Gross Tax Appreciation of Investments	$ 20,191,991
Gross Tax Depreciation of Investments	$ (7,599,709)
Net Tax Appreciation	$ 12,592,282

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	**Year-to-Date†**	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
Class A Shares (12/31/99)					
With sales charge (5.75%)	(3.78%)	9.83%	—	—	(10.39%)
Without sales charge	2.00%	16.54%	—	—	(9.21%)
Class B Shares (12/31/99)					
With redemption*	(2.41%)	11.50%	—	—	(10.06%)
Without redemption	1.59%	15.50%	—	—	(9.68%)
Class C Shares (12/31/99)					
With redemption**	0.62%	14.53%	—	—	(10.05%)
Without redemption	1.62%	15.53%	—	—	(10.05%)
Class F Shares (7/5/38)	2.19%	16.84%	(5.91%)	5.99%	N/A
Class R Shares (12/31/99)	2.21%	16.92%	—	—	(9.00%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	(3.05%)	10.42%	—	—	(10.70%)
Without sales charge	1.60%	15.58%	—	—	(9.78%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

Although the Fund selected some stocks in the energy sector that proved beneficial, such as the aforementioned Exxon Mobil Corporation, this selection was more than offset by the Fund's underweight position as compared to the Index. The hike in energy prices that culminated toward the end of the period greatly benefited many stocks within this sector; however, due to the Fund's underweight position, it was not able to fully capitalize on this market trend.

Underexposure and poor selection of holdings in industrials prompted this sector to be one of the worst contributors to the Fund's relative return. Industrials holding **Union Pacific Corporation** weighed heavily due to greater-than-expected handling costs during the period. This, combined with high fuel prices, drove revisions to earnings estimates downward and the stock underperformed.

Although the information technology sector did have some stocks that boosted overall performance, other information technology holdings caused this sector to post a negative return relative to the Fund's benchmark. **Intel Corporation** experienced sluggish sales and earnings trends during the period, whereas **VERITAS Software Corporation** and **Oracle Corporation** each saw a drop in their respective share price.


Portfolio Composition
29.91% Information Technology
17.27% Consumer Discretionary
10.83% Industrials
9.97% Financials
9.37% Healthcare
7.93% Consumer Staples
2.85% Energy
1.06% Telecommunications Services
1.02% Materials
4.60% Other
5.19% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,317
Class B	$7,137	$2,379
Class C	$1,438	$480
Class T	$38	$38

During the six months ended June 30, 2004, DSC retained $1,705 in sales commissions from the sales of Class A shares. DSC also retained $6,347 and $580 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

***Fund Accounting and Administrative Services Fees*—**The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

***Custodian Fees*—**Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $746. The amount paid to Mellon was reduced by this fee waiver amount.

***Directors Compensation*—**The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent

NOTES TO FINANCIAL STATEMENTS

June 30, 2004 *(unaudited) (continued)*

charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges incurred by DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $36,172 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$761
Class B	$1,615
Class C	$319
Class R	$228
Class T	$63

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $54,460 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

As was previously mentioned, stock selection in the consumer discretionary sector proved to be a boon to Fund performance. However, the underperformance of numerous consumer discretionary stocks detracted from this positive contribution to relative performance. The Fund's worst performer during the period, lower-end retailer **Kohl's Corporation**, experienced sluggish sales and earnings trends during the period, lagging the broader market. Cable and entertainment holdings **Viacom, Inc.** and **Cox Communications, Inc.** also declined as the cable industry overall suffered during the period.

Newmont Mining Corporation was an additional notable detractor from relative performance during the period.

In conclusion, we will continue to rely on our bottom-up growth investment strategy to seek companies we believe are capable of posting strong future revenue and earnings growth at attractive valuations.

John B. Jares, CFA
Portfolio Manager

Shares		*Market Value*
Common Stocks (Domestic)—89.7%		
Air Freight & Logistics—1.1%		
30,775	FedEx Corporation	$ 2,514,004
Airlines—1.3%		
45,200	Northwest Airlines Corporation*	502,624
148,050	Southwest Airlines Company	2,482,799
		2,985,423
Aluminum—1.0%		
72,225	Alcoa, Inc.	2,385,592
Application Software—1.3%		
70,700	Autodesk, Inc.	3,026,667
Asset Management & Custody Banks—0.5%		
77,200	Janus Capital Group, Inc.	1,273,028
Biotechnology—1.1%		
34,185	Amgen, Inc.*	1,865,475
10,700	Biogen Idec, Inc.*	676,775
		2,542,250
Broadcasting & Cable TV—2.1%		
100,450	Comcast Corporation Special Class A*	2,773,425
76,400	Cox Communications, Inc. Class A*	2,123,156
		4,896,581
Communications Equipment—5.3%		
76,400	Avaya, Inc.*	1,206,356
279,738	Cisco Systems, Inc.*	6,629,791
22,950	Juniper Networks, Inc.*	563,882
116,075	Motorola, Inc.	2,118,369
52,350	Scientific-Atlanta, Inc.	1,806,075
		12,324,473
Computer & Electronics Retail—0.5%		
21,549	Best Buy Company, Inc.	1,093,396
Computer Hardware—3.8%		
114,675	Apple Computer, Inc.*	3,731,525
34,750	Dell, Inc.*	1,244,745
44,700	International Business Machines Corporation	3,940,305
		8,916,575
Computer Storage & Peripherals—0.8%		
165,575	EMC Corporation*	1,887,555
Consumer Finance—0.6%		
56,331	MBNA Corporation	1,452,776
Data Processing & Outsourced Services—2.2%		
52,350	Automatic Data Processing, Inc.	2,192,418
73,025	Fiserv, Inc.*	2,839,942
		5,032,360

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $136,533 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket

occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Shares		*Market Value*
Department Stores—2.9%		
107,100	Kohl's Corporation*	$ 4,528,188
52,766	Nordstrom, Inc.	2,248,359
		6,776,547
Diversified Banks—2.0%		
56,800	Bank One Corporation	2,896,800
32,425	Wells Fargo & Company	1,855,683
		4,752,483
Electrical Components & Equipment—0.3%		
9,675	Emerson Electric Company	614,846
Employment Services—1.0%		
26,475	Manpower, Inc.	1,344,136
42,625	Monster Worldwide, Inc.*	1,096,315
		2,440,451
Exchange Traded Funds—4.6%		
93,725	SPDR Trust Series 1	10,734,324
Food Retail—1.9%		
138,350	Kroger Company*	2,517,970
73,175	Safeway, Inc.*	1,854,255
		4,372,225
Healthcare Equipment—1.3%		
68,925	Boston Scientific Corporation*	2,949,990
Home Entertainment Software—0.9%		
38,650	Electronic Arts*	2,108,358
Hotels, Resorts & Cruise Lines—2.4%		
63,725	Carnival Corporation	2,995,075
59,025	Starwood Hotels & Resorts Worldwide, Inc.	2,647,271
		5,642,346
Household Products—0.7%		
31,400	Procter & Gamble Company	1,709,416
Hypermarkets & Super Centers—0.9%		
41,775	Wal-Mart Stores, Inc.	2,204,049
Industrial Conglomerates—4.9%		
16,850	3M Company	1,516,669
303,950	General Electric Company	9,847,980
		11,364,649
Industrial Machinery—0.7%		
17,050	Illinois Tool Works, Inc.	1,634,925
Integrated Oil & Gas—2.8%		
149,966	Exxon Mobil Corporation	6,659,990
Integrated Telecommunication Services—1.1%		
68,075	Verizon Communications, Inc.	2,463,634

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Investment Banking & Brokerage—0.9%		
42,075	Morgan Stanley	$ 2,220,298
Leisure Facilities—2.1%		
111,975	Royal Caribbean Cruises Limited	4,860,835
Life & Health Insurance—1.0%		
54,825	AFLAC, Inc.	2,237,408
Movies & Entertainment—4.9%		
221,025	Time Warner, Inc.*	3,885,620
88,475	Viacom, Inc. Class B	3,160,327
169,050	Walt Disney Company	4,309,085
		11,355,032
Multi-Line Insurance—1.7%		
53,875	American International Group, Inc.	3,840,210
Other Diversified Financial Services—0.9%		
46,849	Citigroup, Inc.	2,178,479
Personal Products—3.3%		
68,750	Estée Lauder Companies, Inc. Class A	3,353,625
105,250	Gillette Company	4,462,600
		7,816,225
Pharmaceuticals—6.0%		
71,975	Abbott Laboratories	2,933,701
48,375	Johnson & Johnson	2,694,488
27,775	Merck & Company, Inc.	1,319,313
169,459	Pfizer, Inc.	5,809,055
31,300	Wyeth	1,131,808
		13,888,365
Property & Casualty Insurance—0.8%		
38,075	Allstate Corporation	1,772,391
Publishing—1.6%		
30,225	Gannett Company, Inc.	2,564,591
25,225	Tribune Company	1,148,747
		3,713,338
Railroads—1.0%		
39,175	Union Pacific Corporation	2,328,954
Semiconductors—6.6%		
22,025	Broadcom Corporation*	1,030,109
132,328	Intel Corporation	3,652,253
91,000	Linear Technology Corporation	3,591,770
72,025	Maxim Integrated Products, Inc.	3,775,551
49,875	Microchip Technology, Inc.	1,573,058
27,575	NVIDIA Corporation*	565,288
47,400	Texas Instruments, Inc.	1,146,132
		15,334,161

Notes to Financial Statements

June 30, 2004 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth and Income Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event

FINANCIAL HIGHLIGHTS

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$4.38	$3.39	$4.60	$5.68	$7.61
Income from investment operations:					
Net investment loss	(0.01)	(0.23)	(0.30)	(0.09)	(0.01)
Net realized and unrealized gains (losses) on securities	0.08	1.22	(0.91)	(0.99)	(1.49)
Total from investment operations	0.07	0.99	(1.21)	(1.08)	(1.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period	$4.45	$4.38	$3.39	$4.60	$5.68
Total Return*	1.60%	29.20%	(26.30%)	(18.99%)	(19.69%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$30	$30	$33	$127	$82
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.71%**	2.27%	2.47%	3.14%	1.28%
Expenses with reimbursements and earnings credits	1.71%**	2.26%	2.46%	3.13%	1.25%
Net investment loss	(0.44%)**	(1.11%)	(1.29%)	(1.96%)	(0.40%)
Portfolio turnover rate@	123%	123%	152%	144%	165%

^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.71% (2004), 2.27% (2003), 3.71% (2002), 6.32% (2001), and 1.28% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Shares		Market Value
Soft Drinks—1.0%		
47,400	Coca-Cola Company	$ 2,392,752
Specialty Stores—0.8%		
48,400	Staples, Inc.	1,418,604
14,050	Weight Watchers International, Inc.*	549,917
		1,968,521
Systems Software—5.3%		
36,025	Adobe Systems, Inc.	1,675,163
276,266	Microsoft Corporation	7,890,157
147,825	Oracle Corporation*	1,763,552
41,550	VERITAS Software Corporation*	1,150,935
		12,479,807
Thrifts & Mortgage Finance—1.5%		
33,825	Countrywide Financial Corporation	2,376,206
26,825	The PMI Group, Inc.	1,167,424
		3,543,630
Trading Companies & Distributors—0.3%		
12,800	Fastenal Company	727,424
Total Common Stocks (Domestic) (Cost—$195,096,723)		209,416,743
Common Stocks (Foreign)—5.1%		
Application Software—2.1%		
26,700	Amdocs Limited (CI)*	625,581
99,850	SAP AG Sponsored ADR (GE)	4,174,729
		4,800,310
IT Consulting & Other Services—1.7%		
141,525	Accenture Limited Class A (BD)*	3,889,107
Pharmaceuticals—1.0%		
36,900	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	2,483,001
Railroads—0.3%		
15,512	Canadian National Railway Company (CA)	676,168
Total Common Stocks (Foreign) (Cost—$9,156,157)		11,848,586

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—5.2%		
Other Diversified Financial Services—5.2%		
$5,100,000	American Express Company 1.25% 7/2/04	$ 5,099,823
7,000,000	Merrill Lynch & Company 1.45% 7/1/04	7,000,000
		12,099,823
Total Corporate Short-Term Notes (Amortized Cost—$12,099,823)		12,099,823
Total Investments—100.0% (Total Cost—$216,352,703)		233,365,152
Other Assets and Liabilities—(0.0%)		(14,413)
Net Assets—100.0%		$233,350,739

Notes to Statement of Investments

* *Non-income producing.*

ADR - American Depositary Receipt
SPDR - Standard and Poor's Depositary Receipt
BD - Bermuda
CA - Canada
CI - Channel Islands
GE - Germany
IS - Israel

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class R Shares Per Share Operating Data					
Net Asset Value, beginning of period	$4.53	$3.47	$4.74	$5.74	$7.61
Income from investment operations:					
Net investment income (loss)	0.02	0.06	(0.08)	(0.01)	0.00+
Net realized and unrealized gains (losses) on securities	0.08	1.00	(1.19)	(0.99)	(1.44)
Total from investment operations	0.10	1.06	(1.27)	(1.00)	(1.44)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period	$4.63	$4.53	$3.47	$4.74	$5.74
Total Return	2.21%	30.55%	(26.79%)	(17.39%)	(18.91%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$297	$211	$57	$51	$1
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	0.98%**	1.35%	2.95%	2.73%	0.79%
Expenses with reimbursements and earnings credits	0.97%**	1.35%	2.95%	2.72%	0.76%
Net investment income (loss)	0.35%**	(0.12%)	(1.78%)	(1.68%)	0.01%
Portfolio turnover rate@	123%	123%	152%	144%	165%

\+ *Net investment income for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.*
^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
** *Annualized.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 0.98% (2004), 1.35% (2003), 4.68% (2002), 82.23% (2001), and 0.79% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares Per Share Operating Data						
Net Asset Value, beginning of period	$4.57	$3.50	$4.69	$5.69	$7.61	$7.32
Income from investment operations:						
Net investment income (loss)	0.01	0.00+	0.00+	0.00+	(0.02)	(0.00)+
Net realized and unrealized gains (losses) on securities	0.09	1.07	(1.19)	(1.00)	(1.47)	1.06
Total from investment operations	0.10	1.07	(1.19)	(1.00)	(1.49)	1.06
Less dividends and distributions:						
From net investment income	0.00	0.00^	0.00^	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)	(0.77)
Total distributions	0.00	0.00	0.00	0.00	(0.43)	(0.77)
Net Asset Value, end of period	$4.67	$4.57	$3.50	$4.69	$5.69	$7.61
Total Return	2.19%	30.67%	(25.33%)	(17.55%)	(19.57%)	15.03%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$229,284	$233,333	$191,701	$288,752	$385,816	$535,035
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.01%**	1.13%	1.08%	1.14%	1.12%	1.13%
Expenses with reimbursements and earnings credits	1.01%**	1.13%	1.08%	1.14%	1.10%	1.12%
Net investment income (loss)	0.29%**	0.06%	0.11%	0.02%	(0.24%)	(0.05%)
Portfolio turnover rate@	123%	123%	152%	144%	165%	165%

\+ *Net investment income (loss) for the years ended December 31, 2003, 2002, 2001 and 1999 aggregated less than $0.01 on a per share basis.*

^ *Distributions from net investment income for the years ended December 31, 2003 and 2002 and distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

** *Annualized.*

\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Statement of Assets and Liabilities
June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 216,352,703
Investment securities, at market	233,365,152
Cash	652,903
Receivables:	
Capital shares sold	20,352
Dividends	179,598
From transfer agent	31
Other	4,632
Total Assets	234,222,668
Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	566,571
Capital shares redeemed	76,966
Advisory fees	123,480
Shareholder servicing fees	26,545
Accounting fees	11,398
Distribution fees	11,845
Transfer agency fees	3,271
Custodian fees	1,172
Other	50,681
Total Liabilities	871,929
Net Assets	$ 233,350,739
Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 324,221,248
Undistributed net investment income	402,448
Accumulated net realized loss from security transactions	(108,285,406)
Net unrealized appreciation on investments	17,012,449
Total	$ 233,350,739

See notes to financial statements.

Statement of Assets and Liabilities

June 30, 2004 *(unaudited) (continued)*

Class A		
Net Assets	$	1,073,981
Shares Outstanding		234,678
Net Asset Value, Redemption Price Per Share	$	4.58
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	4.86
Class B		
Net Assets	$	2,263,279
Shares Outstanding		506,095
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.47
Class C		
Net Assets	$	402,510
Shares Outstanding		91,708
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.39
Class F		
Net Assets	$	229,284,105
Shares Outstanding		49,069,488
Net Asset Value, Offering and Redemption Price Per Share	$	4.67
Class R		
Net Assets	$	296,709
Shares Outstanding		64,084
Net Asset Value, Offering and Redemption Price Per Share	$	4.63
Class T		
Net Assets	$	30,155
Shares Outstanding		6,774
Net Asset Value, Redemption Price Per Share	$	4.45
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	4.66

See notes to financial statements.

	Six months ended June 30,	Year ended December 31,			
	2004	2003	2002	2001	2000
Class C Shares Per Share Operating Data					
Net Asset Value, beginning of period	$4.32	$3.34	$4.55	$5.66	$7.61
Income from investment operations:					
Net investment income (loss)	(0.01)†	0.04	(0.07)	(0.13)	(0.01)
Net realized and unrealized gains (losses) on securities	0.08	0.94	(1.14)	(0.98)	(1.51)
Total from investment operations	0.07	0.98	(1.21)	(1.11)	(1.52)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period	$4.39	$4.32	$3.34	$4.55	$5.66
Total Return*	1.62%	29.34%	(26.59%)	(19.58%)	(19.96%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$403	$357	$186	$270	$343
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.98%**	2.29%	2.77%	3.17%	1.84%
Expenses with reimbursements and earnings credits	1.98%**	2.28%	2.76%	3.16%	1.75%
Net investment loss	(0.67%)**	(1.04%)	(1.55%)	(2.01%)	(0.83%)
Portfolio turnover rate @	123%	123%	152%	144%	165%

† *Computed using average shares outstanding throughout the period.*
^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.98% (2004), 2.29% (2003), 3.02% (2002), 3.56% (2001), and 1.84% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class B Shares Per Share Operating Data					
Net Asset Value, beginning of period	$4.40	$3.40	$4.61	$5.65	$7.61
Income from investment operations:					
Net investment loss	(0.01)†	(0.01)	(0.05)	(0.04)	(0.02)
Net realized and unrealized gains (losses) on securities	0.08	1.01	(1.16)	(1.00)	(1.51)
Total from investment operations	0.07	1.00	(1.21)	(1.04)	(1.53)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period	$4.47	$4.40	$3.40	$4.61	$5.65
Total Return*	1.59%	29.41%	(26.25%)	(18.38%)	(20.09%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$2,263	$1,709	$1,013	$1,599	$1,170
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.99%**	2.30%	2.14%	2.20%	1.80%
Expenses with reimbursements and earnings credits	1.99%**	2.30%	2.14%	2.19%	1.76%
Net investment loss	(0.64%)**	(1.08%)	(0.95%)	(1.03%)	(0.88%)
Portfolio turnover rate@	123%	123%	152%	144%	165%

† *Computed using average shares outstanding throughout the period.*

^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 1,432,087
Interest	92,233
Foreign taxes withheld	(9,741)
Total Investment Income	1,514,579
Expenses	
Advisory fees—Note 2	758,468
Shareholder servicing fees—Note 2	140,747
Accounting fees—Note 2	70,012
Distribution fees—Note 2	63,073
Transfer agency fees—Note 2	46,997
Registration fees	23,179
Postage and mailing expenses	11,330
Custodian fees and expenses—Note 2	3,485
Printing expenses	17,922
Legal and audit fees	20,985
Directors' fees and expenses—Note 2	23,979
Other expenses	13,910
Total Expenses	1,194,087
Earnings Credits	(1,351)
Reimbursed/Waived Expenses	(746)
Net Expenses	1,191,990
Net Investment Income	322,589
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain on Security Transactions	16,915,961
Net Change in Unrealized Appreciation/Depreciation of Investments	(12,303,704)
Net Realized and Unrealized Gain	4,612,257
Net Increase in Net Assets Resulting from Operations	$ 4,934,846

See notes to financial statements.

Statements of Changes in Net Assets
(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 322,589	$ 103,107
Net Realized Gain on Security Transactions	16,915,961	8,677,330
Net Change in Unrealized Appreciation/Depreciation of Investments	(12,303,704)	48,238,272
Net Increase in Net Assets Resulting from Operations	4,934,846	57,018,709
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class F	0	(183,602)
Net Decrease from Dividends and Distributions	0	(183,602)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	121,047	408,018
Class B	512,516	407,646
Class C	39,442	121,020
Class F	(8,914,299)	(14,678,661)
Class R	81,748	127,592
Class T	0	(12,373)
Net Decrease from Capital Share Transactions	(8,159,546)	(13,626,758)
Net Increase (Decrease) in Net Assets	(3,224,700)	43,208,349
Net Assets		
Beginning of period	$ 236,575,439	$ 193,367,090
End of period	$ 233,350,739	$ 236,575,439
Undistributed Net Investment Income	$ 402,448	$ 79,859

See notes to financial statements.

Financial Highlights
(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares Per Share Operating Data					
Net Asset Value, beginning of period	$4.49	$3.44	$4.66	$5.73	$7.61
Income from investment operations:					
Net investment income (loss)	0.01	0.03	(0.02)	(0.07)	0.00+
Net realized and unrealized gains (losses) on securities	0.08	1.02	(1.20)	(1.00)	(1.45)
Total from investment operations	0.09	1.05	(1.22)	(1.07)	(1.45)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of period	$4.58	$4.49	$3.44	$4.66	$5.73
Total Return*	2.00%	30.52%	(26.18%)	(18.65%)	(19.04%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,074	$935	$378	$442	$318
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.21%**	1.49%	1.87%	2.98%	1.06%
Expenses with reimbursements and earnings credits	1.21%**	1.48%	1.87%	2.98%	1.01%
Net investment income (loss)	0.12%**	(0.25%)	(0.67%)	(1.82%)	(0.03%)
Portfolio turnover rate@	123%	123%	152%	144%	165%

+ *Net investment income for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.*
^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Proxy Voting Information
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.dreyfus.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-554-4611.

Dreyfus Founders
International Equity Fund

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

0360SA0604

Dreyfus Founders International Equity Fund

SEMIANNUAL REPORT June 30, 2004



YOU, YOUR ADVISOR AND
Dreyfus
A MELLON FINANCIAL COMPANY

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

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Management Overview





A discussion with co-portfolio managers Remi J. Browne, CFA, left; Daniel B. LeVan, CFA, middle; and Jeffrey R. Sullivan, CFA, right

How did the Fund perform relative to its benchmark in the six months ended June 30, 2004?

Dreyfus Founders International Equity Fund's performance[1] compared favorably to the Fund's benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Index, which posted a 4.34% return for the first six months of 2004.

What dynamics affected international large-capitalization investing during the period?

The global markets got off to a great start in 2004 as the Japanese economic recovery became broader than expected, China continued to experience significant growth across all economic sectors, and the U.S. economy expanded at a 4% clip during the first quarter. However, as the second quarter came to a close, the market's perception shifted from the strong growth environment to concerns about higher global inflation, higher oil prices and rising interest rates. The fear of the Chinese governmental policies slowing growth also weighed heavily on investors. While the first quarter experienced very strong returns, the second quarter ended just slightly positive.

"The Fund benefited from good growth opportunities in some traditionally defensive sectors; the energy, utilities and consumer staples sectors of the Fund all possessed strong-performing stocks."

[1]Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

Performance Highlights

- As the second quarter came to a close, the market's perception shifted from the strong growth environment to concerns about higher global inflation, higher oil prices and rising interest rates.
- The largest positive impact on a country basis to relative Fund performance was found in Germany.
- The Fund's positions in the energy sector exhibited the strongest performance. This was primarily attributable to the increase in energy prices during the period, as well as the specific performance of select individual issues.
- The information technology sector was the most underachieving sector in the Fund on a relative basis.
- Competition within the telecommunications services sector has led to price wars and subsequent margin erosion in the wireless industries in both Europe and Japan.

What factors positively contributed to the Fund's relative performance during the period?

The largest positive impact on a country basis to relative Fund performance was found in Germany. A slight overweighting coupled with strong stock selection propelled the Fund's performance in this geographical area. In Spain, the Fund's strong stock selection and slight underweight position relative to its benchmark also buoyed performance. The Fund also experienced positive relative performance in Canada due to strong performance by nearly every Canadian stock in which the Fund was invested.

Sector allocation and stock selection were both important positive contributors to the Fund's relative return for the first half of 2004. Surprisingly, the Fund benefited from good growth opportunities in some traditionally defensive sectors; the energy, utilities and consumer staples sectors of the Fund all possessed strong-performing stocks during the period.

The Fund's positions in the energy sector exhibited the strongest performance. This was primarily attributable to the increase in energy prices during the period, as well as the specific performance of select individual issues. One stock that added significant value to the Fund was U.K.-based Cairn Energy PLC. Cairn had two major oil discoveries during the first quarter in the Rajasthan region

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5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $12,676,689 and $14,693,097, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

of India, which significantly increased the company's production profile. The stock rallied 125% in the first quarter, at which time the Fund liquidated its position in the company.

Strong stock selection in the healthcare sector also aided relative performance, with such names as **Merck KGaA** contributing to the Fund's return for the period. The pharma-chemical company received approval for a new colon cancer drug during the second quarter for use in Europe, and its liquid crystal business benefited from strong demand from the liquid crystal display (LCD) market.

The Fund's position in the consumer staples sector proved beneficial during the period, as several stocks in this sector experienced price appreciation. Two Japanese names, **Kirin Beverage Corporation** and **Asahi Breweries Limited**, contributed positively to relative performance, with Kirin returning over 30% and Asahi up nearly 21% by the end of the period. Both stocks enjoyed a consumer spending recovery in Japan after several years of quiet activity.

The utilities sector presented opportunities for the Fund, and the sector as a whole was the best performer of all economic sectors in the Index during the period. One of the Fund's holdings in this sector, Finnish electric utility company **Fortum Oyj**, has done well as Nordic power prices have strongly increased and better refining margins have delivered growth to the company's bottom line.

Largest Equity Holdings (country of origin; ticker symbol)

	Holding	%
1.	Vodafone Group PLC (United Kingdom; VOD)	2.65%
2.	Barclays PLC (United Kingdom; BARC)	1.94%
3.	Alpha Bank AE (Greece; ALPHA)	1.86%
4.	BP PLC (United Kingdom; BP)	1.78%
5.	Total SA (France; FP)	1.74%
6.	Royal Bank of Scotland Group PLC (United Kingdom; RBS)	1.60%
7.	Anglo Irish Bank Corporation PLC (Ireland; ANB)	1.56%
8.	Novartis AG (Switzerland; NOV.N)	1.54%
9.	Sumitomo Mitsui Financial Group, Inc. (Japan; 8316)	1.52%
10.	Toyota Motor Corporation (Japan; 7203)	1.41%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders International Equity Fund-Class F
MSCI World ex U.S. Index
$15,221
$13,850
12/95
6/97
6/99
6/01
6/03
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on its inception date of 12/29/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004		Year ended December 31, 2003	
	Shares	Amount	Shares	Amount
Class A				
Sold	84,955	$ 864,744	724,401	$ 5,318,119
Dividends or Distributions Reinvested	0	$ 0	15,239	$ 147,964
Redeemed	(128,196)	$ (1,304,383)	(978,731)	$ (7,425,669)
Net Decrease	(43,241)	$ (439,639)	(239,091)	$ (1,959,586)
Class B				
Sold	4,032	$ 39,945	72,988	$ 520,427
Dividends or Distributions Reinvested	0	$ 0	146	$ 1,391
Redeemed	(34,170)	$ (339,198)	(137,735)	$ (972,405)
Net Decrease	(30,138)	$ (299,253)	(64,601)	$ (450,587)
Class C				
Sold	4,337	$ 42,826	165,203	$ 1,132,327
Redeemed	(8,425)	$ (83,762)	(190,526)	$ (1,322,601)
Net Decrease	(4,088)	$ (40,936)	(25,323)	$ (190,274)
Class F				
Sold	360,373	$ 3,623,648	1,515,865	$ 11,180,704
Dividends or Distributions Reinvested	0	$ 0	6,797	$ 66,066
Redeemed	(379,134)	$ (3,869,724)	(1,814,806)	$ (13,597,081)
Net Decrease	(18,761)	$ (246,076)	(292,144)	$ (2,350,311)
Class R				
Sold	23,695	$ 243,158	146,346	$ 1,105,834
Dividends or Distributions Reinvested	0	$ 0	2,764	$ 26,981
Redeemed	(22,141)	$ (228,243)	(170,854)	$ (1,336,846)
Net Increase (Decrease)	1,554	$ 14,915	(21,744)	$ (204,031)
Class T				
Sold	1,369	$ 13,756	97,501	$ 651,910
Dividends or Distributions Reinvested	0	$ 0	91	$ 882
Redeemed	(1,047)	$ (10,612)	(101,973)	$ (710,698)
Net Increase (Decrease)	322	$ 3,144	(4,381)	$ (57,906)

or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2007 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 2,512
Accumulated Capital Losses	$ 39,617,964
Post-October Currency Loss Deferral	$ 838
Federal Tax Cost	$ 30,070,528
Gross Tax Appreciation of Investments	$ 9,514,169
Gross Tax Depreciation of Investments	$ (223,666)
Net Tax Appreciation	$ 9,290,503

Other individual issues positively impacted the Fund's relative performance during the period as well. **Casio Computer Company Limited** continued to benefit from the consumer spending recovery in Japan. Casio reported strong full-year profits in May and cited strength in digital cameras, a new joint venture with Hitachi for cell phones, better margins and an improved balance sheet as primary reasons for its impressive performance.

Continental AG had a strong first half following a quality first quarter earnings report. The company cited strength in their higher margin braking and suspension systems as the main driver of performance.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	(0.58%)	27.40%	—	—	(12.08%)
Without sales charge	5.53%	35.19%	—	—	(10.92%)
Class B Shares (12/31/99)					
With redemption*	1.13%	30.15%	—	—	(11.93%)
Without redemption	5.13%	34.15%	—	—	(11.58%)
Class C Shares (12/31/99)					
With redemption**	4.14%	33.14%	—	—	(11.63%)
Without redemption	5.14%	34.14%	—	—	(11.63%)
Class F Shares (12/29/95)	5.52%	35.14%	(2.56%)	—	5.07%
Class R Shares (12/31/99)	5.70%	35.52%	—	—	(10.71%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	0.69%	28.72%	—	—	(12.04%)
Without sales charge	5.46%	34.79%	—	—	(11.13%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

Sumitomo Mitsui Financial Group, Inc., a Japanese financial services firm, and **Gamesa Corporacion Tecnologica SA**, a manufacturer and supplier of products and services in the aeronautics and renewable energy sectors, also positively contributed to the Fund's return.

What factors negatively contributed to relative Fund performance during the period?

Hong Kong, Switzerland, Italy and Belgium were four of the markets that most detracted from relative Fund performance due to poor stock selection paired with slight underweight positions. Weak stock selection in Ireland also caused this country to underperform for the Fund.

Two of the sectors that hampered the Fund's relative returns were the information technology and telecommunications services sectors.

The information technology sector was the most underachieving sector in the Fund on a relative basis. Stock selection proved the largest hit as the Fund's holdings in this sector trailed the benchmark. Issues such as **Nokia Oyj** negatively impacted Fund performance as the company suffered a profit warning during the second quarter and subsequently declined 29%. Nokia announced it was losing market share due to lack of focus on the mid-market cell phone models, which are currently en vogue.


Portfolio Composition
20.16% Japan
20.05% United Kingdom
8.61% France
7.35% Germany
6.71% Switzerland
5.74% Netherlands
5.06% Canada
4.45% Australia
18.12% Other Countries
3.75% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$28,641
Class B	$8,581	$2,860
Class C	$1,832	$611
Class T	$231	$231

During the six months ended June 30, 2004, DSC retained $37 and $68 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $6,155 of contingent deferred sales charges relating to redemptions of Class B shares.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $5,711. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all

annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $13,588 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges incurred by DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $4,869 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R, and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$26,325
Class B	$3,271
Class C	$677
Class R	$1,921
Class T	$207

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $12,621 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and

The second-worst performing sector on a relative basis was telecommunications services. Competition within the telecommunications services sector has led to price wars and subsequent margin erosion in the wireless industries in both Europe and Japan. The fixed-line telecommunications business has also been hampered by competition from cable and internet companies eating into revenues and profits. V**odafone Group PLC** experienced a tough first six months of the year, down approximately 11%. The company spent money on its profitless Japanese subsidiary by buying out minority shareholders and making a full commitment to this business.

In spite of the healthcare sector's positive contribution to Fund performance, select stocks did underperform during the period. **Serono SA**, the Swiss pharmaceutical company, declined over 10% for the first six months of the year due to increased competition in the multiple sclerosis (MS) drug area. Competitor Elan Corporation PLC had its MS drug approved during the period, which is expected to take market share away from Serono. GlaxoSmithKline, another pharmaceutical company based in the United Kingdom, has also suffered this year due to increased competition from generic producers. In addition, the company's mid-range pipeline of drugs remained thin.

Other notable underperformers during the period included China Unicom Limited, **WMC Resources Limited**, and Banca Intesa S.p.A.

Our strategy, as always, is to keep our sector and country weights relatively neutral to the Index and to spend our risk dollars on stock selection. We are focused on seeking companies that best combine better-than-average business momentum and attractive valuations.

Remi J. Browne, CFA Co-Portfolio Manager	Daniel B. LeVan, CFA Co-Portfolio Manager	Jeffrey R. Sullivan, CFA Co-Portfolio Manager

Shares		Market Value
Common Stocks (Foreign)—95.9%		
Aerospace & Defense—0.8%		
22,200	Gamesa Corporacion Tecnologica SA (SP)	$ 327,100
Application Software—1.3%		
3,140	SAP AG (GE)	523,397
Auto Parts & Equipment—0.7%		
7,100	Canadian Tire Corporation Limited Class A (CA)	258,942
Automobile Manufacturers—3.4%		
38,600	Nissan Motor Company Limited (JA)	429,105
4,700	Renault SA (FR)	357,975
13,800	Toyota Motor Corporation (JA)	559,007
		1,346,087
Biotechnology—0.7%		
420	Serono SA (SZ)	264,596
Brewers—2.7%		
41,200	Asahi Breweries Limited (JA)	454,233
35,400	Fraser & Neave Limited (SG)	287,721
24,600	SABMiller PLC (UK)	318,319
		1,060,273
Broadcasting & Cable TV—1.0%		
15,400	Mediaset SPA (IT)	175,566
24,200	Publishing & Broadcasting Limited (AU)	216,628
		392,194
Communications Equipment—2.2%		
14,400	Nokia Oyj (FI)	207,792
2,153	Sagem SA (FR)	240,212
144,000	Telefonaktiebolaget LM Ericsson (SW)	424,373
		872,377

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	FR	France	NE	Netherlands
AT	Austria	GE	Germany	NW	Norway
BD	Bermuda	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	RS	Russia
BR	Brazil	ID	Indonesia	SG	Singapore
CA	Canada	IE	Ireland	SL	Solvak Republic
CI	Channel Islands	IN	India	SP	Spain
CN	China	IT	Italy	SW	Sweden
CY	Cyprus	JA	Japan	SZ	Switzerland
DE	Denmark	MA	Malaysia	TH	Thailand
FI	Finland	MX	Mexico	UK	United Kingdom

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares and 1.65% for Class T shares. These reductions are made pursuant to a permanent contractual commitment. For the six months ended June 30, 2004, $128,140 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an

occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally invests a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Shares		*Market Value*
Computer Storage & Peripherals—1.2%		
14,300	ATI Technologies, Inc. (CA)*	$ 268,338
4,300	Logitech International SA (SZ)*	195,704
		464,042
Construction & Engineering—0.5%		
12,300	ACS, Actividades de Construccion y Servicios SA (SP)	207,270
Construction Materials—1.2%		
155,200	Aggregate Industries PLC (UK)	230,802
50,100	Boral Limited (AU)	225,459
		456,261
Construction, Farm Machinery & Heavy Trucks—0.5%		
5,800	Volvo AB Class B (SW)	201,726
Consumer Electronics—3.6%		
27,000	Casio Computer Company Limited (JA)	408,780
9,300	Citizen Electronics Company Limited (JA)	528,433
5,800	Koninklijke (Royal) Philips Electronics NV (NE)	156,167
20,000	Sharp Corporation (JA)	319,479
		1,412,859
Consumer Finance—0.6%		
3,900	Sanyo Shinpan Finance Company Limited (JA)	222,673
Diversified Banks—12.3%		
8,800	ABN AMRO Holding NV (NE)	192,510
28,920	Alpha Bank AE (GR)	735,403
39,600	Anglo Irish Bank Corporation PLC (IE)	619,126
90,319	Barclays PLC (UK)	769,448
8,807	BNP Paribas SA (FR)	541,664
31,100	HBOS PLC (UK)	384,943
37	Mitsubishi Tokyo Financial Group, Inc. (JA)	342,483
22,034	Royal Bank of Scotland Group PLC (UK)	634,566
17,600	Skandinaviska Enskilda Banken (SW)	254,666
4,700	Societe Generale (FR)	399,434
		4,874,243
Diversified Capital Markets—1.7%		
11,200	Credit Suisse Group (SZ)	397,956
3,770	UBS AG (SZ)	265,652
		663,608
Diversified Metals & Mining—1.7%		
81,600	WMC Resources Limited (AU)	279,674
30,300	Xstrata PLC (UK)	404,989
		684,663
Electric Utilities—2.3%		
5,700	E.ON AG (GE)	410,561
39,900	Fortum Oyj (FI)	509,734
		920,295

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Electronic Equipment Manufacturers—2.9%		
1,800	Keyence Corporation (JA)	$ 410,594
2,400	Kyocera Corporation (JA)	203,675
7,100	TDK Corporation (JA)	538,771
		1,153,040
Food Retail—1.9%		
3,900	Delhaize Group (BE)	199,532
3,000	Guyenne et Gascogne AG (FR)	346,027
41,900	Tesco PLC (UK)	202,319
		747,878
Forest Products— 0.5%		
18,400	Canfor Corporation (CA)*	208,592
Gas Utilities—0.8%		
79,200	Centrica PLC (UK)	322,459
Home Furnishings—0.6%		
4,700	Hunter Douglas NV (NE)	228,738
Homebuilding—0.9%		
33,400	Barratt Developments PLC (UK)	357,078
Household Products—0.5%		
7,600	Reckitt Benckiser PLC (UK)	215,154
Hypermarkets & Super Centers—0.7%		
5,900	Metro AG (GE)	279,961
Industrial Conglomerates—2.0%		
251,400	Cookson Group PLC (UK)*	191,491
71,000	Keppel Corporation Limited (SG)	290,595
4,400	Siemens AG (GE)	316,657
		798,743
Industrial Machinery—1.4%		
41,000	NSK Limited (JA)	204,032
7,200	Saurer AG (SZ)*	368,221
		572,253
Integrated Oil & Gas—7.0%		
9,819	BP PLC (UK)	704,967
16,100	Husky Energy, Inc. (CA)	307,999
1,960	OMV AG (AT)	381,579
19,800	Repsol YPF SA (SP)	433,629
35,850	Shell Transport & Trading Company PLC (UK)	262,991
3,618	Total SA (FR)	689,793
		2,780,958
Integrated Telecommunication Services—2.7%		
11,000	Deutsche Telekom AG (GE)*	193,393
66,500	Koninklijke NV (NE)	506,497
55,100	Telenor ASA (NW)	383,152
		1,083,042
Leisure Products—0.9%		
15,800	Sankyo Company Limited (JA)	342,455
Marine—0.6%		
184,000	Neptune Orient Lines Limited (SG)	252,099

Notes to Financial Statements

June 30, 2004 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares Per Share Operating Data					
Net Asset Value, beginning of period	$9.70	$7.14	$9.97	$14.37	$19.88
Income from investment operations:					
Net investment income (loss)	0.07	0.00+	(0.10)	(0.09)	(0.06)
Net realized and unrealized gains (losses) on securities	0.46	2.61	(2.73)	(4.31)	(3.55)
Total from investment operations	0.53	2.61	(2.83)	(4.40)	(3.61)
Less dividends and distributions:					
From net investment income	0.00	(0.05)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.05)	0.00	0.00	(1.90)
Net Asset Value, end of period	$10.23	$9.70	$7.14	$9.97	$14.37
Total Return*	5.46%	36.58%	(28.39%)	(30.62%)	(17.85%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$185	$172	$158	$343	$654
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.66%**	1.65%	1.65%	1.80%	2.03%
Expenses with reimbursements and earnings credits	1.65%**	1.65%	1.65%	1.77%	1.98%
Net investment income (loss)	1.36%**	0.67%	(0.12%)	(0.53%)	(0.70%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

+ *Net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.30% (2004), 2.88% (2003), 4.00% (2002), 2.86% (2001), and 2.03% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Shares		*Market Value*
Multi-Line Insurance—1.0%		
20,200	Aviva PLC (UK)	$ 208,448
4,100	Baloise Holding Limited (SZ)	178,090
		386,538
Oil & Gas Exploration & Production—3.4%		
14,600	Canadian National Resources Limited (CA)	436,105
13,500	Eni SPA (IT)	268,062
6,100	Norsk Hydro ASA (NW)	396,458
277,700	Oil Search Limited (AU)	255,356
		1,355,981
Oil & Gas Refining, Marketing, & Transportation—0.6%		
37,400	Caltex Australia Limited (AU)	240,475
Other Diversified Financial Services—1.7%		
19,800	ING Groep NV (NE)	467,356
7,300	Sun Life Financial, Inc. (CA)	209,124
		676,480
Packaged Foods & Meats—1.6%		
13,600	Koninklijke Wessanen NV (NE)	195,586
21,000	Nisshin Seifun Group, Inc. (JA)	213,243
193,000	Want Want Holdings Limited (SG)	212,300
		621,129
Pharmaceuticals—9.8%		
8,250	AstraZeneca Group PLC (UK)	370,158
4,800	Aventis SA (FR)	362,380
14,600	Axcan Pharma, Inc. (CA)*	308,050
12,600	Eisai Company Limited (JA)	362,590
7,100	Merck KGaA (GE)	429,334
13,859	Novartis AG (SZ)	611,394
9,000	Ono Pharmaceuticals Company Limited (JA)	423,132
28,500	Shire Pharmaceuticals Group PLC (UK)*	248,871
6,100	Takeda Chemical Industries Limited (JA)	267,782
38,100	Warner Chilcott PLC (UK)	480,223
		3,863,914
Precious Metals & Minerals—0.8%		
18,700	ThyssenKrupp AG (GE)	319,668
Property & Casualty Insurance—0.9%		
100,100	Insurance Australia Group Limited (AU)	348,659
Publishing—0.6%		
22,800	Johnston Press PLC (UK)	234,244
Real Estate Investment Trusts—1.5%		
88	Sumitomo Mitsui Financial Group, Inc. (JA)	603,253
Real Estate Management & Development—0.8%		
4,000	Wereldhave NV (NE)	328,994
Semiconductor Equipment—0.5%		
11,000	ASML Holding NV (NE)*	186,166

See notes to statement of investments.

Shares		Market Value
Semiconductors—0.9%		
8,000	Micronas Semiconductor Holding AG (SZ)*	$ 363,782
Soft Drinks—1.6%		
39,200	Coca-Cola Amatil Limited (AU)	189,241
18,500	Kirin Beverage Corporation (JA)	435,733
		624,974
Thrifts & Mortgage Finance—0.8%		
24,200	Northern Rock PLC (UK)	317,532
Tires & Rubber—1.1%		
8,800	Continental AG (GE)	424,529
Trading Companies & Distributors—0.5%		
19,000	Mitsubishi Corporation (JA)	184,576
Wireless Telecommunication Services—6.0%		
13,700	Bouygues SA (FR)	458,722
87	KDDI Corporation (JA)	497,530
180,000	SmarTone Telecommunications Holdings Limited (HK)	197,313
31,900	Telecom Italia Mobile SPA (IT)	180,866
479,775	Vodafone Group PLC (UK)	1,050,650
		2,385,081
Total Common Stocks (Foreign) (Cost—$28,621,455)		37,961,031

Principal Amount		Amortized Value
Corporate Short-Term Notes—3.5%		
Agricultural Products—3.5%		
$1,400,000	Archer-Daniels-Midland Company 1.43% 7/1/04†	$ 1,400,000
Total Corporate Short-Term Notes (Amortized Cost—$1,400,000)		1,400,000
Total Investments—99.4% (Total Cost—$30,021,455)		39,361,031
Other Assets and Liabilities—0.6%		241,943
Net Assets—100.0%		$39,602,974

Notes to Statement of Investments

* *Non-income producing.*

† *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale.*

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class R Shares Per Share Operating Data					
Net Asset Value, beginning of period	$9.82	$7.22	$10.08	$14.45	$19.88
Income from investment operations:					
Net investment income (loss)	0.09	0.09	0.02	(0.00)+	(0.01)
Net realized and unrealized gains (losses) on securities	0.47	2.60	(2.85)	(4.37)	(3.52)
Total from investment operations	0.56	2.69	(2.83)	(4.37)	(3.53)
Less dividends and distributions:					
From net investment income	0.00	(0.09)	(0.03)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.09)	(0.03)	0.00	(1.90)
Net Asset Value, end of period	$10.38	$9.82	$7.22	$10.08	$14.45
Total Return	5.70%	37.27%	(28.10%)	(30.24%)	(17.45%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$3,340	$3,146	$2,470	$6,102	$2,716
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.15%**	1.15%	1.16%	1.28%	1.63%
Expenses with reimbursements and earnings credits	1.15%**	1.15%	1.15%	1.26%	1.53%
Net investment income (loss)	1.81%**	1.03%	0.27%	(0.04%)	(0.40%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

\+ *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

** *Annualized.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.69% (2004), 1.95% (2003), 1.71% (2002), 1.57% (2001), and 1.63% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2004	Year Ended December 31, 2003	2002	2001	2000	1999
Class F Shares Per Share Operating Data						
Net Asset Value, beginning of period	$9.78	$7.18	$10.03	$14.40	$19.87	$14.03
Income from investment operations:						
Net investment income (loss)	0.07	(0.01)	(0.05)	(0.07)	(0.08)	(0.05)
Net realized and unrealized gains (losses) on securities	0.47	2.68	(2.79)	(4.30)	(3.49)	8.07
Total from investment operations	0.54	2.67	(2.84)	(4.37)	(3.57)	8.02
Less dividends and distributions:						
From net investment income	0.00	(0.07)	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)	(2.18)
Total distributions	0.00	(0.07)	(0.01)	0.00	(1.90)	(2.18)
Net Asset Value, end of period	$10.32	$9.78	$7.18	$10.03	$14.40	$19.87
Total Return	5.52%	37.17%	(28.30%)	(30.35%)	(17.65%)	58.71%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$10,191	$9,837	$9,321	$16,640	$30,040	$35,607
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.40%**	1.40%	1.40%	1.55%	1.84%	1.82%
Expenses with reimbursements and earnings credits	1.40%**	1.40%	1.40%	1.52%	1.80%	1.80%
Net investment income (loss)	1.54%**	0.80%	0.12%	(0.26%)	(0.55%)	(0.36%)
Portfolio turnover rate@	73%	144%	220%	213%	184%	205%

** *Annualized.*

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.19% (2004), 2.52% (2003), 2.13% (2002), 1.99% (2001), 1.95% (2000) and 1.99% (1999).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Statement of Assets and Liabilities
June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 30,021,455
Investment securities, at market	39,361,031
Cash	118,361
Foreign currency (cost $19,288)	18,778
Receivables:	
Investment securities sold	212,195
Capital shares sold	162,436
Dividends	34,256
From adviser	7,801
From transfer agent	227
Other	31,581
Total Assets	39,946,666
Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	210,255
Capital shares redeemed	24,481
Advisory fees	24,078
Shareholder servicing fees	7,675
Accounting fees	3,210
Distribution fees	4,365
Transfer agency fees	8,557
Custodian fees	21,094
Other	39,977
Total Liabilities	343,692
Net Assets	$ 39,602,974
Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 66,477,490
Undistributed net investment income	294,556
Accumulated net realized loss from security transactions	(36,510,591)
Net unrealized appreciation on investments and foreign currency translation	9,341,519
Total	$ 39,602,974

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 *(unaudited) (continued)*

Class A		
Net Assets	$	23,229,730
Shares Outstanding		2,252,917
Net Asset Value, Redemption Price Per Share	$	10.31
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	10.94
Class B		
Net Assets	$	2,191,800
Shares Outstanding		218,364
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	10.04
Class C		
Net Assets	$	465,533
Shares Outstanding		46,455
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	10.02
Class F		
Net Assets	$	10,190,696
Shares Outstanding		987,313
Net Asset Value, Offering and Redemption Price Per Share	$	10.32
Class R		
Net Assets	$	3,340,224
Shares Outstanding		321,773
Net Asset Value, Offering and Redemption Price Per Share	$	10.38
Class T		
Net Assets	$	184,991
Shares Outstanding		18,086
Net Asset Value, Redemption Price Per Share	$	10.23
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	10.71

See notes to financial statements.

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class C Shares Per Share Operating Data					
Net Asset Value, beginning of period	$9.53	$7.02	$9.86	$14.27	$19.88
Income from investment operations:					
Net investment income (loss)	0.04†	(0.26)	(0.29)	(0.16)	(0.07)
Net realized and unrealized gains (losses) on securities	0.45	2.77	(2.55)	(4.25)	(3.64)
Total from investment operations	0.49	2.51	(2.84)	(4.41)	(3.71)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	0.00	(1.90)
Net Asset Value, end of period	$10.02	$9.53	$7.02	$9.86	$14.27
Total Return*	5.14%	35.76%	(28.80%)	(30.90%)	(18.37%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$466	$482	$532	$1,429	$2,635
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.15%**	2.16%	2.16%	2.29%	2.55%
Expenses with reimbursements and earnings credits	2.15%**	2.15%	2.15%	2.26%	2.50%
Net investment income (loss)	0.78%**	0.08%	(0.63%)	(0.99%)	(1.18%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.85% (2004), 3.25% (2003), 3.11% (2002), 2.85% (2001), and 2.55% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class B Shares Per Share Operating Data					
Net Asset Value, beginning of period	$9.55	$7.03	$9.87	$14.29	$19.88
Income from investment operations:					
Net investment income (loss)	0.04†	(0.08)	(0.11)	(0.12)	(0.09)
Net realized and unrealized gains (losses) on securities	0.45	2.61	(2.73)	(4.30)	(3.60)
Total from investment operations	0.49	2.53	(2.84)	(4.42)	(3.69)
Less dividends and distributions:					
From net investment income	0.00	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.01)	0.00	0.00	(1.90)
Net Asset Value, end of period	$10.04	$9.55	$7.03	$9.87	$14.29
Total Return*	5.13%	35.95%	(28.77%)	(30.93%)	(18.27%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$2,192	$2,372	$2,201	$3,786	$5,129
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.15%**	2.16%	2.16%	2.28%	2.57%
Expenses with reimbursements and earnings credits	2.15%**	2.15%	2.15%	2.26%	2.52%
Net investment income (loss)	0.76%**	0.07%	(0.61%)	(1.03%)	(1.18%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

† *Computed using average shares outstanding throughout the period.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.86% (2004), 3.32% (2003), 2.91% (2002), 2.67% (2001) and 2.57% (2000).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 655,278
Interest	4,639
Foreign taxes withheld	(81,433)
Total Investment Income	578,484
Expenses	
Advisory fees—Note 2	196,145
Shareholder servicing fees—Note 2	45,931
Accounting fees—Note 2	19,615
Distribution fees—Note 2	23,265
Transfer agency fees—Note 2	41,043
Registration fees	31,997
Postage and mailing expenses	1,046
Custodian fees and expenses—Note 2	33,253
Printing expenses	11,040
Legal and audit fees	2,438
Directors' fees and expenses—Note 2	3,947
Other expenses	5,791
Total Expenses	415,511
Earnings Credits	(485)
Reimbursed/Waived Expenses	(133,851)
Net Expenses	281,175
Net Investment Income	297,309
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	3,209,367
Foreign Currency Transactions	(5,604)
Net Realized Gain	3,203,763
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(1,331,918)
Net Realized and Unrealized Gain	1,871,845
Net Increase in Net Assets Resulting from Operations	$ 2,169,154

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 297,309	$ 254,642
Net Realized Gain (Loss) on Security and Foreign Currency Transactions	3,203,763	(5,296,540)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(1,331,918)	16,056,126
Net Increase in Net Assets Resulting from Operations	2,169,154	11,014,228
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	0	(156,488)
Class B	0	(1,759)
Class F	0	(71,823)
Class R	0	(28,532)
Class T	0	(910)
Net Decrease from Dividends and Distributions	0	(259,512)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(439,639)	(1,959,586)
Class B	(299,253)	(450,587)
Class C	(40,936)	(190,274)
Class F	(246,076)	(2,350,311)
Class R	14,915	(204,031)
Class T	3,144	(57,906)
Net Decrease from Capital Share Transactions	(1,007,845)	(5,212,695)
Net Increase in Net Assets	1,161,309	5,542,021
Net Assets		
Beginning of period	$ 38,441,665	$ 32,899,644
End of period	$ 39,602,974	$ 38,441,665
Undistributed Net Investment Income (Loss)	$ 294,556	$ (2,753)

See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares Per Share Operating Data					
Net Asset Value, beginning of period	$9.77	$7.19	$10.03	$14.42	$19.88
Income from investment operations:					
Net investment income (loss)	0.08	0.06	0.01	(0.00)+	(0.03)
Net realized and unrealized gains (losses) on securities	0.46	2.59	(2.84)	(4.39)	(3.53)
Total from investment operations	0.54	2.65	(2.83)	(4.39)	(3.56)
Less dividends and distributions:					
From net investment income	0.00	(0.07)	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.07)	(0.01)	0.00	(1.90)
Net Asset Value, end of period	$10.31	$9.77	$7.19	$10.03	$14.42
Total Return*	5.53%	36.84%	(28.19%)	(30.44%)	(17.60%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$23,230	$22,432	$18,217	$29,151	$4,434
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.41%**	1.41%	1.40%	1.46%	1.82%
Expenses with reimbursements and earnings credits	1.40%**	1.40%	1.40%	1.44%	1.77%
Net investment income (loss)	1.55%**	0.80%	0.13%	(0.74%)	(0.36%)
Portfolio turnover rate@	73%	144%	220%	213%	184%

\+ *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.06% (2004), 2.48% (2003), 2.18% (2002), 1.78% (2001), and 1.82% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Proxy Voting Information
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.dreyfus.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-554-4611.

Dreyfus Founders
Mid-Cap Growth Fund

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

0291SA0604

Dreyfus Founders Mid-Cap Growth Fund

SEMIANNUAL REPORT June 30, 2004



Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $82,479,808 and $137,408,384, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

4. Capital Share Transactions

The Fund is authorized to issue 500 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004		Year ended December 31, 2003	
	Shares	Amount	Shares	Amount
Class A				
Sold	91,492	$ 337,671	244,735	$ 828,175
Redeemed	(162,225)	$ (589,396)	(90,696)	$ (285,977)
Net Increase (Decrease)	(70,733)	$ (251,725)	154,039	$ 542,198
Class B				
Sold	41,090	$ 143,799	145,154	$ 449,120
Redeemed	(48,071)	$ (171,166)	(63,928)	$ (185,115)
Net Increase (Decrease)	(6,981)	$ (27,367)	81,226	$ 264,005
Class C				
Sold	88,164	$ 305,843	56,880	$ 169,451
Redeemed	(71,138)	$ (244,183)	(70,756)	$ (221,943)
Net Increase (Decrease)	17,026	$ 61,660	(13,876)	$ (52,492)
Class F				
Sold	1,386,668	$ 5,180,416	19,131,927	$ 50,872,801
Redeemed	(16,916,943)	$ (62,753,419)	(8,999,875)	$ (26,336,824)
Net Increase (Decrease)	(15,530,275)	$ (57,573,003)	10,132,052	$ 24,535,977
Class R				
Sold	17,309	$ 65,833	15,172	$ 45,615
Redeemed	(28,339)	$ (102,980)	(11,397)	$ (35,835)
Net Increase (Decrease)	(11,030)	$ (37,147)	3,775	$ 9,780
Class T				
Sold	0	$ 0	2,448	$ 6,710
Redeemed	(1,436)	$ (4,974)	(403)	$ (1,238)
Net Increase (Decrease)	(1,436)	$ (4,974)	2,045	$ 5,472

MANAGEMENT OVERVIEW




A discussion with portfolio manager John B. Jares, CFA, left, and assistant portfolio manager Daniel E. Crowe, CFA

How did the Fund perform relative to its benchmark for the six months ended June 30, 2004?

For the six-month period ended June 30, 2004, the Dreyfus Founders Mid-Cap Growth Fund posted a competitive return[1] versus its growth benchmark, the Russell Midcap Growth Index, which returned 5.94% for the period.

What economic or market dynamics set the investing environment during the period?

The market's overall performance during the first half of 2004 was driven by strong growth in corporate earnings, which were owed mainly to continued improvements in the economic environment. However, this benefit was somewhat offset during the period by multiple contractions of the overall market, due to concerns regarding the anticipated increase in the federal funds rate as well as the threat of inflation.

Mr. Jares, what changes were made to the Fund after you assumed management responsibilities?

The investment philosophy employed to manage the Fund has remained the same; we rely on a bottom-up, fundamental approach to stock picking.

Some modest changes have been made to the Fund's portfolio, however, through the addition and liquidation of some stocks in May and June.

"As the economic recovery took hold, the employment picture began to improve, which in turn drove the strong growth of consumer-focused companies."

[1]Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for Average Annual and Year-to-Date Total Returns for all share classes, including and excluding sales charges.

Performance Highlights

- The market's overall performance during the first half of 2004 was driven by strong growth in corporate earnings, which were owed mainly to continued improvements in the economic environment.
- As the economic recovery took hold, the employment picture began to improve, which in turn drove the strong growth of consumer-focused companies. Due to this fact, the Fund's strong stock selection in the consumer discretionary sector was the largest contributor to the Fund's relative performance for the period.
- The Fund's underweighting in the information technology sector, coupled with strong stock selection, increased the Fund's overall relative return.
- The healthcare sector weighed heavily on relative Fund performance. Poor stock selection and an underweight position impeded the Fund's relative return.
- The financials sector encountered numerous difficult economic events during the period.

Companies that we expected to exhibit improving fundamentals and that had compelling valuations were added to the Fund. Such companies included **Apple Computer, Inc.**, **Bed Bath & Beyond, Inc.**, and **The PMI Group, Inc.**

Conversely, positions were sold in investments where either the target price had been reached, the improvement in fundamentals appeared to be slowing, or changes in business conditions had materially impacted the stock's investment thesis. Names including Corinthian Colleges, Inc., Barr Pharmaceuticals, Inc., and Ameritrade Holding Corporation were among those sold due to such changes during the reporting period.

What management decisions positively impacted Fund performance during the period?

As the economic recovery took hold, the employment picture began to improve, which in turn drove the strong growth of consumer-focused companies. Due to this fact, the Fund's strong stock selection in the consumer discretionary sector was the largest contributor to the Fund's relative performance for the period. For example, **Getty Images, Inc.**, a provider of stock photography, continued to leverage the electronic distribution of digital images, which drove higher profits.

amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$ 82,241,465
Federal Tax Cost	$100,313,274
Gross Tax Appreciation of Investments	$ 19,066,516
Gross Tax Depreciation of Investments	$ (1,030,224)
Net Tax Appreciation	$ 18,036,292

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,517
Class B	$6,212	$2,071
Class C	$1,501	$501
Class T	$38	$38

During the six months ended June 30, 2004, DSC retained $5,644 in sales commissions from the sales of Class A shares. DSC also retained $1,558 and $838 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $750. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent

Royal Caribbean Cruises Limited also positively contributed to relative Fund performance as an increase in demand for leisure travel helped boost the stock's share price.

While information technology companies continued to post strong results overall, the valuations of these companies appeared to already adequately reflect their prospects. The Fund's underweighting in the information technology sector, coupled with strong stock selection, increased the Fund's overall relative return. **Zebra Technologies Corporation** performed well based on robust growth in its barcoding and card imaging business. **Activision, Inc.**, a publisher of interactive entertainment software products, also performed well during the period.

The industrials sector, which benefited from the improving economy, also buoyed Fund performance during the period due to both an overweight position and strong performance by select stocks. **J.B. Hunt Transport Services, Inc.** was one such strong performer in this sector. The transportation company benefited from a tight trucking supply and a more rational competitive environment, and saw its operating margins more than double on a year-over-year basis in the first quarter of 2004. **Danaher Corporation** and **Fastenal Company** both saw strong revenue and earnings growth associated with improvements in the industrials sector.

Largest Equity Holdings (ticker symbol)

	Holding	%
1.	Getty Images, Inc. (GYI)	4.07%
2.	iShares Russell 2000 Growth Index Fund (IWO)	4.01%
3.	Bed Bath & Beyond, Inc. (BBBY)	2.95%
4.	Danaher Corporation (DHR)	2.80%
5.	Maxim Integrated Products, Inc. (MXIM)	2.79%
6.	Manpower, Inc. (MAN)	2.62%
7.	Fastenal Company (FAST)	2.46%
8.	Zebra Technologies Corporation (ZBRA)	2.34%
9.	Amdocs Limited (DOX)	2.31%
10.	Fiserv, Inc. (FISV)	2.24%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Mid-Cap Growth Fund-Class F
Russell Midcap Growth Index
$28,092
$16,910
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 6/30/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges incurred by DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $22,412 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$1,337
Class B	$2,060
Class C	$426
Class R	$171
Class T	$87

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $121,957 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions of Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $87,990 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket

Although the healthcare sector did not benefit relative Fund performance overall, some individual issues did perform well. **Teva Pharmaceutical Industries Limited** positively contributed to Fund performance, as the company experienced an influx in demand. Numerous pharmaceutical buyers began to choose less costly but equally effective generic drugs over their branded counterparts, and Teva was able to reap some of the benefits of this shift in the industry. EON Labs, Inc., a supplier of generic pharmaceuticals, also benefited from this industry trend.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	**Year-to-Date†**	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
Class A Shares (12/31/99)					
With sales charge (5.75%)	0.00%	18.79%	—	—	(10.25%)
Without sales charge	5.97%	26.01%	—	—	(9.06%)
Class B Shares (12/31/99)					
With redemption*	1.54%	20.83%	—	—	(9.84%)
Without redemption	5.54%	24.83%	—	—	(9.58%)
Class C Shares (12/31/99)					
With redemption**	4.33%	23.48%	—	—	(9.91%)
Without redemption	5.33%	24.48%	—	—	(9.91%)
Class F Shares (9/8/61)	6.15%	26.25%	(3.07%)	5.39%	N/A
Class R Shares (12/31/99)	5.90%	25.67%	—	—	(8.86%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	0.85%	18.94%	—	—	(10.77%)
Without sales charge	5.60%	24.74%	—	—	(9.85%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with mid-cap investing, such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

What management decisions hindered Fund performance during the period?

The healthcare sector weighed heavily on relative Fund performance. Poor stock selection and an underweight position impeded the Fund's relative return. Healthcare stocks such as **Select Medical Corporation** and Barr Pharmaceuticals, Inc. were among the worst performers during the period. A proposed rule change by the Centers for Medicare & Medicaid Services (CMS) led to a severe correction in Select Medical's share price during the period. Barr Pharmaceuticals experienced increased market competition, which in turn raised concerns regarding Barr's growth outlook.

The Fund's performance in the consumer staples sector was greatly hampered by underexposure as well as poor stock selection.

The financials sector encountered numerous difficult economic events during the period. The Federal Reserve Board signaled that an increase in the federal funds rate was imminent, and the anticipation of a flattening yield curve had a negative impact on regional banks. Furthermore, regional banks were trading at historically high valuations during the period, leaving few attractive investments. Lastly, a slowdown in retail investor activity led retail brokerage services companies such as Ameritrade Holding Corporation to lower their expectations for earnings. New York Community Bancorp, Inc. was adversely impacted due to poor interest rate risk management.


Portfolio Composition
27.53% Consumer Discretionary
22.49% Information Technology
16.85% Healthcare
15.57% Industrials
4.87% Financials
4.55% Materials
1.52% Energy
5.81% Other
0.81% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Notes to Financial Statements

June 30, 2004 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Mid-Cap Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event

Although the Fund's performance in the information technology sector had a beneficial effect on overall performance during the period, select technology holdings did underperform. Among those were Fairchild Semiconductor International, Inc., Maxtor Corporation, and QLogic Corporation. Increased order cancellations and push-outs led to a decline in Fairchild Semiconductor's share price. Maxtor underperformed as the company lowered earnings guidance due to channel inventory issues and pricing declines. In the first calendar quarter of the year, QLogic experienced an unexpected decline in host bus adapter (HBA) orders, which required the company to lower its earnings expectations.

Other poor-performing stocks during the period included for-profit education services company, Corinthian Colleges, Inc. Corinthian suffered from a number of factors in the second half of the period. Expectations became overly optimistic, while closings of existing facilities and potential future closings became a concern. Industry concerns also surfaced based on issues at other for-profit educational services companies. Another underachieving issue was **GTECH Holdings Corporation**, an operator of online lottery transaction processing systems. A Brazilian court ordered GTECH Holdings to reserve 30% of its revenues for the possibility of an adverse outcome to a current lawsuit in which the company is involved. This ruling led to concerns regarding the company's operations in Brazil, which constitute 10% of the company's revenues and earnings.

As we move forward, we will focus on our bottom-up investment process and work diligently to seek the most attractive mix of potential reward and risk.

John B. Jares, CFA
Portfolio Manager

Daniel E. Crowe, CFA
Assistant Portfolio Manager

Statement of Investments

June 30, 2004 *(unaudited)*

Shares		Market Value
Common Stocks (Domestic)—96.0%		
Apparel, Accessories & Luxury Goods—1.6%		
40,075	Coach, Inc.*	$ 1,810,981
Application Software—3.4%		
26,775	Autodesk, Inc.	1,146,238
49,550	Cadence Design Systems, Inc.*	724,917
38,550	Mercury Interactive Corporation*	1,920,947
		3,792,102
Casinos & Gaming—3.3%		
17,600	GTECH Holdings Corporation	815,056
29,950	International Game Technology	1,156,070
36,200	Station Casinos, Inc.	1,752,080
		3,723,206
Communications Equipment—0.9%		
30,100	Adtran, Inc.	1,004,437
Computer & Electronics Retail—1.0%		
21,775	Best Buy Company, Inc.	1,104,864
Computer Hardware—1.7%		
60,750	Apple Computer, Inc.*	1,976,805
Computer Storage & Peripherals—0.7%		
7,725	Lexmark International, Inc.*	745,694
Construction Materials—2.0%		
51,875	Lafarge North America, Inc.	2,246,188
Consumer Electronics—1.1%		
13,375	Harman International Industries, Inc.	1,217,125
Data Processing & Outsourced Services—2.2%		
65,175	Fiserv, Inc.*	2,534,656
Department Stores—2.4%		
26,675	Kohl's Corporation*	1,127,819
36,600	Nordstrom, Inc.	1,559,526
		2,687,345
Diversified Banks—1.0%		
19,700	TCF Financial Corporation	1,143,585
Diversified Commercial Services—2.9%		
11,700	Apollo Group, Inc. Class A*	1,032,993
79,939	ARAMARK Corporation Class B	2,299,046
		3,332,039
Electronic Equipment Manufacturers—1.7%		
126,900	Symbol Technologies, Inc.	1,870,506
Employment Services—2.6%		
58,300	Manpower, Inc.	2,959,891

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares Per Share Operating Data					
Net Asset Value, beginning of period	$3.39	$2.51	$3.39	$4.35	$8.68
Income from investment operations:					
Net investment loss	(0.03)†	(0.02)	(0.06)	(0.11)	(0.02)
Net realized and unrealized gains (losses) on securities	0.22	0.90	(0.82)	(0.85)	(2.08)
Total from investment operations	0.19	0.88	(0.88)	(0.96)	(2.10)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period	$3.58	$3.39	$2.51	$3.39	$4.35
Total Return*	5.60%	35.06%	(25.96%)	(22.07%)	(23.80%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$31	$34	$20	$20	$29
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.09%**	2.76%	3.64%	3.13%	1.55%
Expenses with reimbursements and earnings credits	2.08%**	2.76%	3.63%	3.11%	1.50%
Net investment loss	(1.66%)**	(2.27%)	(3.29%)	(2.57%)	(0.98%)
Portfolio turnover rate@	134%	160%	216%	214%	226%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.09% (2004), 2.76% (2003), 10.30% (2002), 28.91% (2001), and 1.55% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class R Shares Per Share Operating Data					
Net Asset Value, beginning of period	$3.56	$2.61	$3.48	$4.39	$8.68
Income from investment operations:					
Net investment income (loss)	(0.02)†	(0.03)	(0.04)	0.01	(0.03)
Net realized and unrealized gains (losses) on securities	0.23	0.98	(0.83)	(0.92)	(2.03)
Total from investment operations	0.21	0.95	(0.87)	(0.91)	(2.06)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period	$3.77	$3.56	$2.61	$3.48	$4.39
Total Return	5.90%	36.40%	(25.00%)	(20.73%)	(23.28%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$85	$119	$77	$49	$7
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.29%**	1.64%	1.97%	2.91%	1.03%
Expenses with reimbursements and earnings credits	1.28%**	1.64%	1.97%	2.89%	1.00%
Net investment loss	(0.86%)**	(1.15%)	(1.63%)	(2.40%)	(0.55%)
Portfolio turnover rate@	134%	160%	216%	214%	226%

† *Computed using average shares outstanding throughout the period.*
** *Annualized.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.29% (2004), 1.64% (2003), 3.49% (2002), 57.54% (2001), and 1.03% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Shares		*Market Value*
Exchange Traded Funds—5.8%		
27,750	iShares Goldman Sachs Networking Index Fund*	$ 879,120
30,375	iShares Goldman Sachs Software Index Fund*	1,160,325
72,475	iShares Russell 2000 Growth Index Fund	4,534,761
		6,574,206
Healthcare Equipment—5.9%		
37,950	Biomet, Inc.	1,686,498
28,425	Boston Scientific Corporation*	1,216,590
47,437	DENTSPLY International, Inc.	2,471,468
17,125	St. Jude Medical, Inc.*	1,295,506
		6,670,062
Healthcare Facilities—1.3%		
112,800	Select Medical Corporation	1,513,776
Healthcare Services—1.9%		
27,175	Caremark Rx, Inc.*	895,145
16,200	Express Scripts, Inc.*	1,283,526
		2,178,671
Home Entertainment Software—1.3%		
89,700	Activision, Inc.*	1,426,230
Home Furnishings—2.8%		
71,550	Leggett & Platt, Inc.	1,911,101
16,525	Mohawk Industries, Inc.*	1,211,778
		3,122,879
Homebuilding—0.5%		
14,250	Toll Brothers, Inc.*	603,060
Industrial Conglomerates—2.8%		
61,110	Danaher Corporation	3,168,554
Industrial Gases—1.0%		
28,325	Praxair, Inc.	1,130,451
Leisure Facilities—2.1%		
55,375	Royal Caribbean Cruises Limited	2,403,829
Managed Healthcare—2.7%		
14,025	Anthem, Inc.*	1,256,079
15,550	WellPoint Health Networks, Inc.*	1,741,756
		2,997,835
Metal & Glass Containers—1.6%		
24,575	Ball Corporation	1,770,629
Office Electronics—2.3%		
30,400	Zebra Technologies Corporation*	2,644,800
Oil & Gas Equipment & Services—0.4%		
9,700	BJ Services Company*	444,648
Oil & Gas Exploration & Production—1.1%		
29,427	Apache Corporation	1,281,546

See notes to statement of investments.

Shares		Market Value
Other Diversified Financial Services—1.8%		
28,300	Ambac Financial Group, Inc.	$ 2,078,352
Pharmaceuticals—4.1%		
66,000	Andrx Corporation*	1,843,380
27,625	Medicis Pharmaceutical Corporation Class A	1,103,619
60,700	MGI Pharma, Inc.*	1,639,507
		4,586,506
Publishing—5.3%		
76,625	Getty Images, Inc.*	4,597,500
19,800	McClatchy Company Class A	1,388,970
		5,986,470
Railroads—1.0%		
19,000	Union Pacific Corporation	1,129,550
Restaurants—1.7%		
39,325	Brinker International, Inc.*	1,341,769
15,225	Yum! Brands, Inc.	566,675
		1,908,444
Semiconductors—4.7%		
60,100	Maxim Integrated Products, Inc.	3,150,442
16,275	NVIDIA Corporation*	333,638
75,275	Semtech Corporation*	1,771,974
		5,256,054
Specialty Stores—5.8%		
86,825	Bed Bath & Beyond, Inc.*	3,338,421
28,525	Guitar Center, Inc.*	1,268,507
67,950	Staples, Inc.	1,991,615
		6,598,543
Technology Distributors—1.4%		
25,150	CDW Corporation	1,603,564
Thrifts & Mortgage Finance—2.0%		
52,725	The PMI Group, Inc.	2,294,592
Trading Companies & Distributors—4.2%		
48,925	Fastenal Company	2,780,408
35,050	W.W. Grainger, Inc.	2,015,375
		4,795,783
Trucking—2.0%		
58,075	J.B. Hunt Transport Services, Inc.	2,240,534
Total Common Stocks (Domestic) (Cost—$90,635,611)		108,558,992
Common Stocks (Foreign)—3.3%		
Application Software—2.3%		
111,400	Amdocs Limited (CI)*	2,610,102

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares Per Share Operating Data						
Net Asset Value, beginning of period	$3.58	$2.62	$3.47	$4.36	$8.68	$7.44
Income from investment operations:						
Net investment income (loss)	(0.02)†	0.02	(0.04)	(0.05)	(0.03)	(0.08)
Net realized and unrealized gains (losses) on securities	0.24	0.94	(0.81)	(0.84)	(2.06)	3.12
Total from investment operations	0.22	0.96	(0.85)	(0.89)	(2.09)	3.04
Less dividends and distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	0.00^
From net realized gains	0.00	0.00	0.00	0.00	(2.23)	(1.80)
Total distributions	0.00	0.00	0.00	0.00	(2.23)	(1.80)
Net Asset Value, end of period	$3.80	$3.58	$2.62	$3.47	$4.36	$8.68
Total Return	6.15%	36.64%	(24.50%)	(20.41%)	(23.69%)	42.27%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$109,840	$159,161	$89,970	$119,708	$166,365	$253,385
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.33%**	1.51%	1.56%	1.39%	1.39%	1.42%
Expenses with reimbursements and earnings credits	1.33%**	1.50%	1.56%	1.37%	1.36%	1.40%
Net investment loss	(0.92%)**	(1.01%)	(1.22%)	(0.84%)	(0.92%)	(0.98%)
Portfolio turnover rate@	134%	160%	216%	214%	226%	186%

† *Computed using average shares outstanding throughout the period.*
^ *Distributions from net investment income for the year ended December 31, 1999 aggregated less than $0.01 on a per share basis.*
** *Annualized.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class C Shares Per Share Operating Data					
Net Asset Value, beginning of period	$3.38	$2.50	$3.36	$4.32	$8.68
Income from investment operations:					
Net investment loss	(0.03)†	(0.10)	(0.08)	(0.08)	(0.04)
Net realized and unrealized gains (losses) on securities	0.21	0.98	(0.78)	(0.88)	(2.09)
Total from investment operations	0.18	0.88	(0.86)	(0.96)	(2.13)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period	$3.56	$3.38	$2.50	$3.36	$4.32
Total Return*	5.33%	35.20%	(25.60%)	(22.22%)	(24.14%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$402	$323	$274	$380	$422
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.22%**	2.51%	2.99%	3.94%	2.04%
Expenses with reimbursements and earnings credits	2.22%**	2.51%	2.98%	3.93%	2.00%
Net investment loss	(1.80%)**	(2.02%)	(2.65%)	(3.41%)	(1.46%)
Portfolio turnover rate@	134%	160%	216%	214%	226%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.22% (2004), 2.51% (2003), 3.04% (2002), 4.25% (2001), and 2.04% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Shares		*Market Value*
Pharmaceuticals—1.0%		
16,800	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	$ 1,130,472
Total Common Stocks (Foreign) (Cost—$3,429,596)		3,740,574
Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—5.4%		
Agricultural Products—5.0%		
$5,600,000	Archer-Daniels-Midland Company 1.43% 7/1/04†	$ 5,600,000
Consumer Electronics—0.4%		
450,000	Sharp Electronics Corporation 1.20% 7/1/04	450,000
Total Corporate Short-Term Notes (Amortized Cost—$6,050,000)		6,050,000
Total Investments—104.7% (Total Cost—$100,115,207)		118,349,566
Other Assets and Liabilities—(4.7%)		(5,344,623)
Net Assets—100.0%		$113,004,943

Notes to Statement of Investments

* *Non-income producing.*
† *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale.*
ADR - American Depositary Receipt
CI - Channel Islands
IS - Israel

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets

Investment securities, at cost	$ 100,115,207
Investment securities, at market	118,349,566
Cash	319,652
Receivables:	
Investment securities sold	5,669,124
Capital shares sold	51,614
Dividends	26,761
Other	18,672
Total Assets	124,435,389

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	10,912,691
Capital shares redeemed	249,522
Advisory fees	76,277
Shareholder servicing fees	22,248
Accounting fees	5,610
Distribution fees	36,264
Transfer agency fees	18,966
Custodian fees	2,737
Other	106,131
Total Liabilities	11,430,446
Net Assets	$ 113,004,943

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 160,241,008
Accumulated net investment loss	(702,072)
Accumulated net realized loss from security transactions	(64,768,352)
Net unrealized appreciation on investments	18,234,359
Total	$ 113,004,943

	Six months ended June 30,	Year ended December 31,			
	2004	2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$3.43	$2.54	$3.39	$4.32	$8.68
Income from investment operations:					
Net investment loss	(0.03)†	(0.03)	(0.05)	(0.05)	(0.04)
Net realized and unrealized gains (losses) on securities	0.22	0.92	(0.80)	(0.88)	(2.09)
Total from investment operations	0.19	0.89	(0.85)	(0.93)	(2.13)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period	$3.62	$3.43	$2.54	$3.39	$4.32
Total Return*	5.54%	35.04%	(25.07%)	(21.53%)	(24.14%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,650	$1,587	$969	$1,138	$1,047
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.26%**	2.65%	2.68%	2.59%	2.04%
Expenses with reimbursements and earnings credits	2.26%**	2.64%	2.67%	2.58%	1.99%
Net investment loss	(1.84%)**	(2.16%)	(2.33%)	(2.06%)	(1.47%)
Portfolio turnover rate@	134%	160%	216%	214%	226%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights
(unaudited)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class A Shares Per Share Operating Data					
Net Asset Value, beginning of period	$3.52	$2.58	$3.44	$4.38	$8.68
Income from investment operations:					
Net investment income (loss)	(0.02)†	0.03	(0.04)	(0.06)	(0.02)
Net realized and unrealized gains (losses) on securities	0.23	0.91	(0.82)	(0.88)	(2.05)
Total from investment operations	0.21	0.94	(0.86)	(0.94)	(2.07)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of period	$3.73	$3.52	$2.58	$3.44	$4.38
Total Return*	5.97%	36.43%	(25.00%)	(21.46%)	(23.40%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$998	$1,191	$476	$538	$625
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.48%**	1.87%	2.15%	2.47%	1.29%
Expenses with reimbursements and earnings credits	1.47%**	1.86%	2.15%	2.46%	1.25%
Net investment loss	(1.06%)**	(1.38%)	(1.81%)	(1.93%)	(0.74%)
Portfolio turnover rate@	134%	160%	216%	214%	226%

† Computed using average shares outstanding throughout the period.
** Sales charges are not reflected in the total return.*
*** Annualized.*
 # Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

Class A		
Net Assets	$	998,070
Shares Outstanding		267,681
Net Asset Value, Redemption Price Per Share	$	3.73
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	3.96
Class B		
Net Assets	$	1,650,277
Shares Outstanding		456,245
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.62
Class C		
Net Assets	$	401,606
Shares Outstanding		112,695
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.56
Class F		
Net Assets	$	109,839,612
Shares Outstanding		28,926,372
Net Asset Value, Offering and Redemption Price Per Share	$	3.80
Class R		
Net Assets	$	84,592
Shares Outstanding		22,446
Net Asset Value, Offering and Redemption Price Per Share	$	3.77
Class T		
Net Assets	$	30,786
Shares Outstanding		8,602
Net Asset Value, Redemption Price Per Share	$	3.58
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	3.75

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 289,123
Interest	12,150
Foreign taxes withheld	(2,043)
Total Investment Income	299,230
Expenses	
Advisory fees—Note 2	589,194
Shareholder servicing fees—Note 2	92,117
Accounting fees—Note 2	44,152
Distribution fees—Note 2	129,708
Transfer agency fees—Note 2	43,427
Registration fees	30,812
Postage and mailing expenses	7,440
Custodian fees and expenses—Note 2	4,324
Printing expenses	13,203
Legal and audit fees	7,780
Directors' fees and expenses—Note 2	14,326
Other expenses	12,950
Total Expenses	989,433
Earnings Credits	(863)
Reimbursed/Waived Expenses	(750)
Expense Offset to Broker Commissions	(1,682)
Net Expenses	986,138
Net Investment Loss	(686,908)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain on Security Transactions	17,803,459
Net Change in Unrealized Appreciation/Depreciation of Investments	(8,693,559)
Net Realized and Unrealized Gain	9,109,900
Net Increase in Net Assets Resulting from Operations	$ 8,422,992

See notes to financial statements.

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (686,908)	$ (1,356,208)
Net Realized Gain on Security Transactions	17,803,459	20,810,975
Net Change in Unrealized Appreciation/Depreciation of Investments	(8,693,559)	25,868,151
Net Increase in Net Assets Resulting from Operations	8,422,992	45,322,918
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(251,725)	542,198
Class B	(27,367)	264,005
Class C	61,660	(52,492)
Class F	(57,573,003)	24,535,977
Class R	(37,147)	9,780
Class T	(4,974)	5,472
Net Increase (Decrease) from Capital Share Transactions	(57,832,556)	25,304,940
Net Increase (Decrease) in Net Assets	(49,409,564)	70,627,858
Net Assets		
Beginning of period	$ 162,414,507	$ 91,786,649
End of period	$ 113,004,943	$ 162,414,507
Accumulated Net Investment Loss	$ (702,072)	$ (15,164)

See notes to financial statements.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Proxy Voting Information
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.dreyfus.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-554-4611.

Dreyfus Founders
Passport Fund

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.
Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.

0281SA0604

Dreyfus Founders Passport Fund

SEMIANNUAL REPORT June 30, 2004



YOU, YOUR ADVISOR AND
Dreyfus
A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $425,429,432 and $443,108,439, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

4. Capital Share Transactions

The Fund is authorized to issue 400 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004		Year ended December 31, 2003	
	Shares	Amount	Shares	Amount
Class A				
Sold	603,770	$ 9,126,833	3,502,478	$ 36,560,507
Redeemed	(962,000)	$(13,552,623)	(2,746,760)	$(28,427,638)
Net Increase (Decrease)	(358,230)	$ (4,425,790)	755,718	$ 8,132,869
Class B				
Sold	29,828	$ 434,989	58,678	$ 685,415
Redeemed	(104,665)	$ (1,501,031)	(350,900)	$ (3,391,134)
Net Decrease	(74,837)	$ (1,066,042)	(292,222)	$ (2,705,719)
Class C				
Sold	139,251	$ 2,065,747	1,047,656	$ 9,859,862
Redeemed	(153,858)	$ (2,116,286)	(938,988)	$ (7,954,326)
Net Increase (Decrease)	(14,607)	$ (50,539)	108,668	$ 1,905,536
Class F				
Sold	589,372	$ 8,834,063	3,504,087	$ 34,110,158
Redeemed	(1,295,600)	$(18,878,235)	(4,216,077)	$(39,098,696)
Net Decrease	(706,228)	$(10,044,172)	(711,990)	$ (4,988,538)
Class R				
Sold	18,997	$ 271,977	88,378	$ 927,946
Redeemed	(13,092)	$ (188,717)	(82,802)	$ (904,934)
Net Increase	5,905	$ 83,260	5,576	$ 23,012
Class T				
Sold	1,666	$ 23,555	154,521	$ 1,219,197
Redeemed	(6,243)	$ (88,572)	(160,244)	$ (1,297,043)
Net Decrease	(4,577)	$ (65,017)	(5,723)	$ (77,846)

MANAGEMENT OVERVIEW



A discussion with portfolio manager Tracy Stouffer, CFA

How did the Fund perform relative to its benchmark for the six-month period ended June 30, 2004?

During the first half of the year, Dreyfus Founders Passport Fund underperformed in large part due to several unforeseen geopolitical events across Asia, which created an enormous amount of volatility in the markets. The Fund underperformed its international small-cap benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index, which returned 11.83% for the period. The Fund also underperformed the large-cap MSCI World ex U.S. Index, which returned 4.34% for the six-month timeframe.

Please describe the economic environment during the period.

The first half of 2004 proved to be tenuous for the global investing environment, resulting in very lackluster performances from the markets. Numerous factors led to investor apprehension and a narrow trading range in global markets. Perhaps one of the larger global concerns during the period was rising oil prices, which approached $42 a barrel, providing a heavy weight on the world economy. This hike in crude oil costs was attributable to a combination of increased world demand, terrorist events in both Iraq and Saudi Arabia, lack of refining capacity, as well as speculative plays on the commodity. Global investors also worried that supply disruptions due to terrorism could spike prices even higher.

> *"A positive investment surprise during the period was evidenced in Japan, as the country continued its economic rebound, growing at an even faster rate than the United States in the first half of the year."*

The Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index measures global performance of small capitalization securities outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

Performance Highlights

- Numerous factors led to investor apprehension and a narrow trading range in global markets.
- Among the top performers in the financials sector were Japanese real estate firms that benefited from the reflation in this industry.
- The two countries weighing heaviest on Fund performance were Thailand and India. Although 2003 had been a good year for both of these markets, the first half of 2004 proved to be quite different.
- Although the Fund held little in China, where the government is orchestrating an economic slowdown due to overheating, the Fund's exposure to this country hampered relative performance.

The slowing of the Chinese growth engine also played into the hesitant investing environment during the year's first half. Data showed that China's attempt to slow its economy has been working. Chinese Premier Wen Jiabao attempted to decrease China's official growth rate from its 9.1% mark last year to 7% in 2004 through such tactics as ordering banks to curb lending in nine key sectors and raising the amount of cash that banks must set aside as reserve. While most non-Chinese economists estimate China's growth to be higher than the official 7%, a slowdown was still present.

To date, India has been one of the largest investment surprises of the year. The government that fostered the outsourcing phenomenon, encouraged market reforms, and was at least partly responsible for the rapid growth rates in India, lost to the left-leaning Congress Party in an early May election. The election outcome was completely unexpected, and as a result, record foreign fund selling was experienced, toppling the Indian markets.

A positive investment surprise during the period was evidenced in Japan, as the country continued its economic rebound, growing at an even faster rate than the United States in the first half of the year. Japan's Tanken survey of Japanese business sentiment reached a 13-year high, the unemployment rate continued to fall, earnings continued to surprise to the upside, retail sales began reviving for the first time, and Japanese exporters continued benefiting from China's expansion. Even Japan's deflation is forecasted to start easing next year.

The United States also added to the investing uncertainty. The country's election year continued to show both candidates running a close race. The widely expected federal funds rate hike of a quarter percent by the Federal Reserve was implemented at the June 30 meeting. Also, employment growth in the United States began lagging economists' expectations.

Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the six months ended June 30, 2004, Founders reimbursed the Fund for a pricing error, the amount of which was not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2008 and December 31, 2010.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$159,719,747
Post-October Capital Loss Deferral	$ 116,722
Post-October Currency Loss Deferral	$ 8,045
Federal Tax Cost	$114,664,124
Gross Tax Appreciation of Investments	$ 10,146,910
Gross Tax Depreciation of Investments	$ (2,093,889)
Net Tax Appreciation	$ 8,053,021

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$33,681
Class B	$68,363	$22,788
Class C	$41,089	$13,697
Class T	$643	$643

During the six months ended June 30, 2004, DSC retained $2,630 and $103 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $29,781 and $10,519 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $59,789. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company.

Did your investment approach lead to any changes in portfolio composition during the reporting period?

The election results in India were a huge surprise to the investment community, both in India and abroad. A large number of investors sold off their holdings, deciding that, in spite of continued strong economic growth in the country, the uncertainties tied to a government that was likely to take a more socialist approach may hurt investor sentiment. The Fund, too, sold out of many of its Indian holdings, preferring to wait until the newly elected Indian government announced its policies and budget.

What management decisions benefited Fund performance during the period?

The Fund outperformed its benchmark in Japan due to strong stock selection, with several of the best performers listed on the Tokyo Stock Exchange Mothers Index. The Mothers Index, which was started in 2000 and is comprised of high growth and emerging stocks, rose by nearly 103% in the first half of the year based on the continued good economic and corporate earnings news from Japan.

Valued attractively at the time of inclusion in the Fund, several Belgian stocks appreciated, helping boost relative Fund performance for the period.

Although the Fund's holdings in Australia did not perform as well as expected, the Fund's underexposure to this country counteracted its poor stock selection, benefiting relative performance.

The Tokyo Stock Exchange Mothers Index is a market capitalization-weighted index based on all stocks listed on Mothers and is calculated with the same methodology used for calculation of TOPIX (Tokyo Stock Price Index).

Largest Equity Holdings (country of origin; ticker symbol)

	Holding	%
1.	Marlborough Stirling PLC (United Kingdom; MAS)	1.42%
2.	Ryohin Keikaku Company Limited (Japan; 7453)	1.27%
3.	Cairn Energy PLC (United Kingdom; CNE)	1.27%
4.	Germanos SA (Greece; GERM)	1.26%
5.	Urbi, Desarrollos Urbanos SA de CV (Mexico; URBI)	1.26%
6.	Natura Cosmeticos SA (Brazil; NATU)	1.21%
7.	Ichitaka Company Limited (Japan; 2774)	1.21%
8.	CTS Eventim AG (Germany; EVD)	1.16%
9.	De Vere Group PLC (United Kingdom; DVR)	1.10%
10.	Hamakyorex Company Limited (Japan; 9037)	1.10%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$50,000
$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Passport Fund-Class F
MSCI World ex U.S. Index
$22,659
$15,335
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on 6/30/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

out-of-pocket charges incurred by DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $18,176 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$19,869
Class B	$19,193
Class C	$9,176
Class R	$95
Class T	$766

Certain as-of shareholder transactions may result in gains or losses to the Fund. Depending on the circumstances, these gains may be payable to, or reimbursable from, the transfer agent; such gains and losses are presented on the Statement of Assets and Liabilities.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $94,462 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

***Distributions to Shareholders*—**The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

***Expenses*—**Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

***Use of Estimates*—**The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

***Advisory Fees*—**Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

***Shareholder Servicing and Transfer Agency Fees for Class F Shares*—**The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $36,354 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The

An underweight position in Italy also buoyed relative Fund performance during the period, as did a strong selection of German stocks.

When examining sectors, strong stock selection in the financials sector was the largest contributor to Fund performance during the period. Among the top performers in the financials sector were Japanese real estate firms that benefited from the reflation in this industry. Secured Capital Japan Company, Limited showed strong growth throughout the period as well as a high market share in its industry. **Arealink Company Limited** was valued attractively during the period and produced very strong growth due to its "value-up" theme that provides new uses for unused real estate assets. **Idu Company**, which provides an internet-based

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	Year-to-Date†	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)					
With sales charge (5.75%)	(3.24%)	38.05%	—	—	(8.09%)
Without sales charge	2.67%	46.49%	—	—	(6.88%)
Class B Shares (12/31/99)					
With redemption*	(1.75%)	41.36%	—	—	(7.97%)
Without redemption	2.25%	45.36%	—	—	(7.60%)
Class C Shares (12/31/99)					
With redemption**	1.33%	44.45%	—	—	(7.63%)
Without redemption	2.33%	45.45%	—	—	(7.63%)
Class F Shares (11/16/93)	2.67%	46.64%	4.47%	8.52%	7.67%
Class R Shares (12/31/99)	2.89%	47.21%	—	—	(7.46%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	(2.16%)	39.42%	—	—	(8.64%)
Without sales charge	2.48%	45.95%	—	—	(7.70%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investments such as limited product lines, less liquidity, and small market share. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

clearing mechanism for distressed real estate, also exhibited strong earnings during the period. Yasuragi Company Limited benefited from Japan's asset reflation trend as well.

Internet-based companies also proved beneficial to the Fund during the period. Global Media Online, Inc. reaped the benefits of very strong internet earnings throughout Japan. **Ichitaka Company Limited**, which formerly had most of its business in petroleum-based products, has been expanding its e-billing software business and has profited greatly from this new emphasis, producing strong sales returns.

Cairn Energy PLC also positively contributed to relative Fund performance due mainly to new oil discoveries in India.

What management decisions hindered Fund performance during the period?

The two countries weighing heaviest on Fund performance were Thailand and India. Although 2003 had been a good year for both of these markets, the first half of 2004 proved to be quite different. As it appeared that interest rates would start rising around the world, investors became more risk-averse, pulling funds out of emerging markets overall, taking gains even though fundamentals did not drastically change. India was additionally hampered by the surprise election outcome. Rediff.com India Limited ADR was one such Fund holding that fell in the decline of the Indian markets after May's surprise election.



Portfolio Composition
35.66% Japan
13.18% United Kingdom
4.83% Canada
3.75% Germany
3.66% France
3.25% Greece
3.20% Italy
2.61% Switzerland
26.40% Other Countries
3.46% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Notes to Financial Statements

June 30, 2004 *(unaudited)*

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Passport Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event

Although the Fund held little in China, where the government is orchestrating an economic slowdown due to overheating, the Fund's exposure to this country hampered relative performance. One Chinese security in particular, telecommunications services company **Yangtze Telecom Corporation**, was detrimental to relative performance. Yangtze proved too small to gain critical mass as competition intensified in China. Cytos Biotechnology AG also proved to be an underperforming security as the issuance of new shares placed downward pressure on the stock price.

South Korea and Malaysia, countries in which the MSCI World ex U.S. Small Cap Index does not invest, suffered during the period as well, reducing the Fund's overall relative return.

The Fund experienced negative relative performance in most sectors, but the consumer discretionary, industrials and materials sectors had the largest negative impact during the period through poor stock selection. Monstermob Group PLC, a United Kingdom-based company supplying various mobile phone content, was the Fund's worst performer in the consumer discretionary sector. Materials issue Yamana Gold, Inc. also underperformed due to weakness in the gold price during the holding period.

The telecommunications services sector also hindered performance due to poor stock selection, such as the aforementioned Yangtze Telecom Corporation.

Other underperforming issues included Bio-Treat Technology Limited and PT Limas Stokhomindo Tbk, an Indonesian company that provides financial and news information services. Limas' stock price dropped after additional company shares were placed in the market.

As 2004 continues, we remain committed to our fundamental-based investment strategy to seek international small-cap companies with strong growth potential.

Tracy P. Stouffer

Tracy Stouffer, CFA
Portfolio Manager

STATEMENT OF INVESTMENTS
June 30, 2004 *(unaudited)*

Shares		Market Value
Common Stocks (Foreign)—95.0%		
Advertising—1.2%		
360,850	Aegis Group PLC (UK)	$ 587,340
76,650	Trader Classifed Media NV Class A (NE)*	867,314
		1,454,654
Airlines—0.5%		
521	Skymark Airlines Company Limited (JA)*	606,397
Airport Services—0.8%		
88,000	Japan Airport Terminal Company Limited (JA)	935,527
Apparel, Accessories & Luxury Goods—2.3%		
164,000	Descente Limited (JA)	655,309
61,100	Marimekko Oyj (FI)	834,838
14,800	Sanei-International Company Limited (JA)	686,322
20,000	Wolford AG (AT)*	672,831
		2,849,300
Application Software—3.0%		
17,600	Artwork Systems Group NV (BE)*	211,997
100,000	Gresham Computing PLC (UK)*	625,680
24,850	MandrakeSoft (FR)*	185,944
1,486,675	Marlborough Stirling PLC (UK)	1,732,297
335,650	Telelogic AB (SW)*	579,245
26,600	Yaskawa Information Systems Corporation (JA)	299,849
		3,635,012
Auto Parts & Equipment—2.4%		
1,069,600	Aapico Hitech Public Company Limited Foreign Shares (TH)	784,836
50,500	Finnveden AB (SW)*	447,481
44,000	Nifco, Inc. (JA)	696,806
118,000	Toyo Radiator Company Limited (JA)	592,622
375,800	Westport Innovations, Inc. (CA)*	459,660
		2,981,405
Automobile Manufacturers—0.9%		
114,300	Mahindra & Mahindra Limited (IN)	1,098,747

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	FR	France	NE	Netherlands
AT	Austria	GE	Germany	NW	Norway
BD	Bermuda	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	RS	Russia
BR	Brazil	ID	Indonesia	SG	Singapore
CA	Canada	IE	Ireland	SL	Solvak Republic
CI	Channel Islands	IN	India	SP	Spain
CN	China	IT	Italy	SW	Sweden
CY	Cyprus	JA	Japan	SZ	Switzerland
DE	Denmark	MA	Malaysia	TH	Thailand
FI	Finland	MX	Mexico	UK	United Kingdom

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares Per Share Operating Data					
Net Asset Value, beginning of period	$13.70	$7.87	$9.50	$14.14	$22.93
Income from investment operations:					
Net investment loss	(0.08)†	(0.24)	(0.45)	(0.22)	(0.16)
Net realized and unrealized gains (losses) on securities	0.42	6.07	(1.18)	(4.42)	(6.66)
Total from investment operations	0.34	5.83	(1.63)	(4.64)	(6.82)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period	$14.04	$13.70	$7.87	$9.50	$14.14
Total Return*	2.48%	74.08%	(17.16%)	(32.82%)	(29.79%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$471	$522	$345	$538	$869
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.33%**	3.07%	4.03%	3.16%	1.87%
Expenses with reimbursements and earnings credits	2.33%**	3.07%	4.03%	3.14%	1.84%
Net investment loss	(1.06%)**	(1.06%)	(2.69%)	(1.60%)	(1.00%)
Portfolio turnover rate@	690%	707%	495%	704%	535%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.42% (2004), 3.16% (2003), 4.05% (2002), 3.16% (2001), and 1.87% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$13.82	$7.87	$9.56	$14.22	$22.93
Income from investment operations:					
Net investment income (loss)	(0.02)†	0.54	(0.81)	(0.17)	(0.09)
Net realized and unrealized gains (losses) on securities	0.42	5.41	(0.88)	(4.49)	(6.65)
Total from investment operations	0.40	5.95	(1.69)	(4.66)	(6.74)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period	$14.22	$13.82	$7.87	$9.56	$14.22
Total Return	2.89%	75.60%	(17.68%)	(32.77%)	(29.44%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$231	$142	$37	$76	$241
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.61%**	2.08%	3.94%	1.86%	1.33%
Expenses with reimbursements and earnings credits	1.60%**	2.07%	3.91%	1.84%	1.31%
Net investment loss	(0.32%)**	(0.32%)	(2.20%)	(0.08%)	(0.55%)
Portfolio turnover rate@	690%	707%	495%	704%	535%

† *Computed using average shares outstanding throughout the period.*
** *Annualized.*
# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.71% (2004), 2.17% (2003), 4.65% (2002), 2.78% (2001), and 1.33% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Shares		*Market Value*
Biotechnology—0.4%		
40,000	Biocon Limited 144A (IN)†	$ 435,889
Broadcasting & Cable TV—0.2%		
13,025	Central European Media Enterprises Limited Class A (SL)*	295,928
Building Products—1.3%		
300,000	Nitto Boseki Company Limited (JA)	651,606
98,400	Pfleiderer AG Registered Shares (GE)*	915,878
		1,567,484
Commodity Chemicals—0.2%		
10,700	Nihon Micro Coating Company Limited (JA)	234,367
Communications Equipment—3.1%		
68,000	GN Store Nord AS (DE)*	601,051
387,325	Mitec Telecom, Inc. (CA)*	727,968
174,127	Mobilezone Holding AG (SZ)*	582,555
51,625	Option International NV (BE)*	1,309,626
127,000	Tamura Taiko Holdings, Inc. (JA)*	616,872
		3,838,072
Computer & Electronics Retail—1.8%		
53,480	Germanos SA (GR)	1,544,732
425,900	JB Hi-Fi Limited (AU)	682,389
		2,227,121
Computer Storage & Peripherals—0.4%		
10,000	Roland DG Corporation (JA)	486,643
Construction & Engineering—1.5%		
187,000	Chiyoda Corporation (JA)	1,328,186
123,430	Lamda Development SA (GR)	528,621
		1,856,807
Construction Materials—1.2%		
45,600	Advan Company Limited (JA)	603,041
118,400	Socotherm SPA (IT)	864,339
		1,467,380
Consumer Finance—2.2%		
134,300	Lopro Corporation (JA)	916,955
15,000	Sanyo Shinpan Finance Company Limited (JA)	856,436
116,800	Shinki Company Limited (JA)	952,683
		2,726,074
Department Stores—0.8%		
517,500	Lifestyle International Holdings Limited (HK)*	633,622
61,000	Matsuzakaya Company Limited (JA)	289,584
		923,206
Diversified Banks—0.4%		
175,310	Bank of Cyprus Limited (CY)*	507,650
Diversified Chemicals—0.5%		
71,000	Nissan Chemical Industries Limited (JA)	570,655

See notes to statement of investments.

Shares		Market Value
Diversified Commercial Services—3.2%		
41	MOC Corporation (JA)	$ 290,831
41	MOC Corporation New Shares (JA)*^#	276,289
416,400	PHS Group PLC (UK)	619,238
250	Quin Land Company Limited (JA)	888,970
664,000	Raffles Lasalle Limited (SG)	424,035
25,125	Techem AG (GE)*	645,015
28,800	Watabe Wedding Corporation (JA)	739,037
		3,883,415
Diversified Metals & Mining—2.0%		
195,000	Excel Coal Limited (AU)*	359,979
16,000,000	PT Bumi Resources Tbk (ID)	978,463
36,600	Sumitomo Titanium Corporation (JA)	1,160,574
		2,499,016
Drug Retail—0.8%		
17,500	Sundrug Company Limited (JA)	986,345
Electrical Components & Equipment—0.5%		
239,000	GS Yuasa Corporation (JA)	584,823
Electronic Equipment Manufacturers—3.8%		
250,750	Cardpoint PLC (UK)*	586,629
173,942	CSR PLC (UK)*	1,274,439
15,325	Funkwerk AG (GE)	570,749
50,300	Ingenico SA (FR)	919,219
85,025	Leitch Technology Corporation (CA)*	594,820
1,500	SAIA-Burgess Electronics AG (SZ)	718,620
		4,664,476
Employment Services—0.5%		
251,800	Proffice AB (SW)	628,414
Environmental Services—1.4%		
24,225	BWT AG (AT)	632,226
200	Citron Holding AG Centre International de Traitements et de Recyclage des Ordures Novices (SZ)*	59,885
8,225	Zenon Environmental, Inc. (CA)*	141,091
50,000	Zenon Environmental, Inc. 144A (CA)*†	857,697
		1,690,899
Food Distributors—0.8%		
8,566,000	Heng Tai Consumables Group Limited (HK)	999,392
Food Retail—1.5%		
82,900	Jeronimo Martins SGPS SA (PT)*	927,948
15,339	Jeronimo Martins SGPS SA Provisional Certificates (PT)*^#	171,698
15,000	Ozeki Company Limited (JA)	783,577
		1,883,223
Gas Utilities—0.5%		
370,000	AMGA SPA Azienda Mediterranea Gas e Acqua (IT)	578,927

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares Per Share Operating Data						
Net Asset Value, beginning of period	$14.24	$8.13	$9.67	$14.17	$22.93	$14.93
Income from investment operations:						
Net investment loss	(0.05)†	(0.14)	(0.23)	(0.22)	(0.19)	(0.11)
Net realized and unrealized gains (losses) on securities	0.43	6.25	(1.31)	(4.28)	(6.60)	12.94
Total from investment operations	0.38	6.11	(1.54)	(4.50)	(6.79)	12.83
Less dividends and distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)	(4.83)
Total distributions	0.00	0.00	0.00	0.00	(1.97)	(4.83)
Net Asset Value, end of period	$14.62	$14.24	$8.13	$9.67	$14.17	$22.93
Total Return	2.67%	75.15%	(15.93%)	(31.76%)	(29.65%)	87.44%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$70,571	$78,759	$50,742	$78,574	$182,036	$261,437
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.93%**	2.31%	2.18%	1.92%	1.61%	1.64%
Expenses with reimbursements and earnings credits	1.93%**	2.31%	2.18%	1.90%	1.59%	1.63%
Net investment loss	(0.69%)**	(0.45%)	(0.74%)	(0.30%)	(0.88%)	(0.91%)
Portfolio turnover rate@	690%	707%	495%	704%	535%	330%

† *Computed using average shares outstanding throughout the period.*
** *Annualized.*
\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.02% (2004), 2.40% (2003), 2.21% (2002), 1.92% (2001), 1.61% (2000), and 1.64% (1999).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$13.76	$7.93	$9.52	$14.06	$22.93
Income from investment operations:					
Net investment loss	(0.10)†	(0.01)	(0.35)	(0.22)	(0.21)
Net realized and unrealized gains (losses) on securities	0.42	5.84	(1.24)	(4.32)	(6.69)
Total from investment operations	0.32	5.83	(1.59)	(4.54)	(6.90)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period	$14.08	$13.76	$7.93	$9.52	$14.06
Total Return*	2.33%	73.52%	(16.70%)	(32.29%)	(30.13%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$10,678	$10,639	$5,268	$8,928	$17,925
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.70%**	3.25%	3.06%	2.67%	2.38%
Expenses with reimbursements and earnings credits	2.70%**	3.25%	3.05%	2.65%	2.35%
Net investment loss	(1.43%)**	(1.43%)	(1.58%)	(1.08%)	(1.50%)
Portfolio turnover rate@	690%	707%	495%	704%	535%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.79% (2004), 3.34% (2003), 3.08% (2002), 2.67% (2001), and 2.38% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Shares		Market Value
General Merchandise Stores—1.3%		
30,000	Ryohin Keikaku Company Limited (JA)	$ 1,547,908
Healthcare Facilities—0.9%		
1,500,000	Bangkok Dusit Medical Services Public Company Foreign Shares (TH)	392,565
67,600	Capio AB (SW)*	655,091
		1,047,656
Healthcare Services—1.6%		
44,000	Falco Biosystems Limited (JA)	588,737
73,050	iSOFT Group PLC (UK)	573,643
244	Japan Longlife Company Limited (JA)	825,148
		1,987,528
Highways & Railtracks—1.0%		
110,975	Societa Iniziative Autostradali e Servizi SPA (IT)	1,250,308
Home Improvement Retail—1.0%		
45,500	Komeri Company Limited (JA)	1,217,614
Homebuilding—0.1%		
10,000	Desarrolladora Homex SA de CV ADR (MX)*	173,100
Hotels, Resorts & Cruise Lines—3.1%		
168,960	De Vere Group PLC (UK)	1,348,248
19,800	H.I.S. Company Limited (JA)	602,447
102,530	Hyatt Regency Hotels and Tourism SA (GR)	1,052,869
120,925	Millennium & Copthorne Hotels PLC (UK)	745,638
		3,749,202
Household Appliances—0.5%		
107,010	Fourlis SA (GR)	624,952
Industrial Machinery—5.3%		
27,350	Andritz AG (AT)	1,340,047
302,700	Charter PLC (UK)*	916,774
20,250	Domino Printing Sciences PLC (UK)	87,240
46,000	Ihara Science Corporation (JA)	425,789
150,000	Kitz Corporation (JA)	662,604
83,000	Nissei ASB Machine Company Limited (JA)	395,546
290,725	Pursuit Dynamics PLC (UK)*	652,470
17,100	Shima Seiki Manufacturing Limited (JA)	581,414
3,500	SIG Holding AG (SZ)	632,985
69,400	Suzumo Machinery Company Limited (JA)	750,511
		6,445,380
Integrated Oil & Gas—0.5%		
24,100	PetroKazakhstan, Inc. (CA)	651,210
Integrated Telecommunication Services—1.7%		
22,219	Golden Telecom, Inc. (RS)	625,243
13,447,900	Jasmine International Public Company Limited Foreign Shares (TH)*	276,293
175	Mitsui & Associates Telepark Corporation (JA)	527,654
450,000	Pipex Communications PLC (UK)*	80,794
41,100	Rostelecom Sponsored ADR (RS)	531,012
		2,040,996

See notes to statement of investments.

Shares		Market Value
Internet Retail—0.7%		
210	BB Net Corporation (JA)*	$ 894,927
Internet Software & Services—0.6%		
298,950	Certicom Corporation (CA)*	758,077
IT Consulting & Other Services—0.3%		
25	VeriServe Corporation (JA)*	375,750
Leisure Products—0.5%		
2,425	Kompan AS (DE)	365,181
24,875	MIFA Mitteldeutsche Fahrradwerke AG (GE)*	273,295
		638,476
Marine—1.0%		
322,000	Jinhui Holdings Limited (HK)*	594,477
704,100	Precious Shipping Public Company Limited Foreign Shares (TH)	598,446
		1,192,923
Metal & Glass Containers—0.6%		
1,375	Vetropack Holding AG (SZ)	702,651
Movies & Entertainment—1.7%		
84,128	CTS Eventim AG (GE)*	1,422,776
18,800	Tohokushinsha Film Corporation (JA)	601,311
		2,024,087
Office Electronics—0.4%		
8,650	Neopost SA (FR)	511,275
Office Services & Supplies—0.5%		
75,000	Okamura Corporation (JA)	611,740
Oil & Gas Drilling—1.1%		
2,410,000	China Oilfield Services Limited (CN)	687,486
2,160,000	Crest Petroleum Berhad (MA)	619,579
		1,307,065
Oil & Gas Equipment & Services—1.9%		
14,950	Compagnie Generale de Geophysique SA (FR)*	913,116
1,698,000	Scomi Group Berhad (MA)	576,426
8,100	Vallourec SA (FR)	794,823
		2,284,365
Oil & Gas Exploration & Production—3.5%		
60,525	Cairn Energy PLC (UK)*	1,547,701
18,450,000	Emerald Energy PLC (UK)*	451,714
122,925	Fairborne Energy Limited (CA)*	939,723
35,125	First Calgary Petroleums Limited (CA)*	292,097
300,000	Hardman Resources Limited (AU)*	401,254
47,675	Lundin Petroleum AB (SW)*	253,153
30,000	Opti Canada, Inc. 144A (CA)*†	419,526
		4,305,168
Oil & Gas Refining, Marketing, & Transportation—1.7%		
127,000	Ichitaka Company Limited (JA)	1,478,165
9,460,000	Titan Petrochemicals Group Limited (HK)*	630,683
		2,108,848

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class B Shares Per Share Operating Data					
Net Asset Value, beginning of period	$13.79	$7.95	$9.54	$14.08	$22.93
Income from investment operations:					
Net investment loss	(0.10)†	(0.31)	(0.29)	(0.18)	(0.23)
Net realized and unrealized gains (losses) on securities	0.41	6.15	(1.30)	(4.36)	(6.65)
Total from investment operations	0.31	5.84	(1.59)	(4.54)	(6.88)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period	$14.10	$13.79	$7.95	$9.54	$14.08
Total Return*	2.25%	73.46%	(16.67%)	(32.24%)	(30.05%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$17,557	$18,198	$12,810	$19,661	$35,000
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.75%**	3.30%	3.09%	2.66%	2.38%
Expenses with reimbursements and earnings credits	2.74%**	3.29%	3.09%	2.64%	2.35%
Net investment loss	(1.48%)**	(1.44%)	(1.64%)	(1.06%)	(1.50%)
Portfolio turnover rate@	690%	707%	495%	704%	535%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.84% (2004), 3.38% (2003), 3.12% (2002), 2.66% (2001), and 2.38% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2004	2003	Year ended December 31, 2002	2001	2000
Class A Shares Per Share Operating Data					
Net Asset Value, beginning of period	$14.24	$8.14	$9.68	$14.18	$22.93
Income from investment operations:					
Net investment income (loss)	(0.05)†	0.10	(0.16)	(0.14)	(0.13)
Net realized and unrealized gains (losses) on securities	0.43	6.00	(1.38)	(4.36)	(6.65)
Total from investment operations	0.38	6.10	(1.54)	(4.50)	(6.78)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of period	$14.62	$14.24	$8.14	$9.68	$14.18
Total Return*	2.67%	74.94%	(15.91%)	(31.74%)	(29.61%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$22,749	$27,252	$9,422	$14,033	$36,353
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.93%**	2.45%	2.24%	1.88%	1.61%
Expenses with reimbursements and earnings credits	1.93%**	2.45%	2.24%	1.87%	1.59%
Net investment loss	(0.69%)**	(0.83%)	(0.80%)	(0.26%)	(0.80%)
Portfolio turnover rate@	690%	707%	495%	704%	535%

† *Computed using average shares outstanding throughout the period.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.02% (2004), 2.54% (2003), 2.27% (2002), 1.88% (2001), and 1.61% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Shares		*Market Value*
Packaged Foods & Meats—2.8%		
800	A. Hiestand Holding AG (SZ)*	$ 456,723
346,900	Gruma SA de CV Class B (MX)	571,499
80,750	Koninklijke Wessanen NV (NE)	1,161,291
63,000	Nippon Flour Mills Company Limited (JA)	308,317
204,000	Nisshin Oillio Group Limited (JA)	927,315
		3,425,145
Personal Products—2.1%		
5,800	Ales Groupe (FR)	273,805
92,000	Natura Cosmeticos SA (BR)*	1,479,070
50,000	Pigeon Corporation (JA)	833,066
		2,585,941
Pharmaceuticals—2.0%		
35,000	Hisamitsu Pharmaceuticals Company, Inc. (JA)	647,940
42,800	Orion-Yhtyma Oyj B Shares (FI)	1,098,771
15,000	Sawai Pharmaceutical Company Limited (JA)	632,360
		2,379,071
Publishing—1.0%		
149,500	Incisive Media PLC (UK)	363,312
5,225	SPIR Communication (FR)	830,253
		1,193,565
Railroads—0.3%		
150,000	Nankai Electric Railway Company Limited (JA)	389,039
Real Estate Management & Development—6.7%		
15,000	Aeon Mall Company Limited (JA)	892,178
275	Arealink Company Limited (JA)	965,266
5,291,400	Asian Property Development Public Company Limited Foreign Shares (TH)	559,101
335,000	Expomedia Group PLC (UK)*	990,297
31	Idu Company (JA)*	115,062
279	Idu Company New Shares (JA)*	715,942
406,300	Immsi SPA (IT)	739,042
50	RISA Partners, Inc. (JA)*	279,522
150	RISA Partners, Inc. New Shares (JA)*	679,100
25,000	Urban Corporation (JA)	767,539
477,550	Urbi, Desarrollos Urbanos SA de CV (MX)*	1,536,210
		8,239,259
Regional Banks—0.4%		
74,775	Banco di Desio e della Brianza SPA (IT)	434,876
Restaurants—1.6%		
201,100	Alsea SA de CV (MX)	313,865
11,800	Karula Company Limited (JA)	592,622
107,875	TelePizza SA (SP)	212,626
45	Y's Table Corporation (JA)*	298,996
90	Y's Table Corporation New Shares (JA)*^#	568,093
		1,986,202

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Specialty Chemicals—0.4%		
100,000	Daicel Chemical Industries Limited (JA)	$ 525,134
Specialty Stores—1.0%		
9,850	Hellenic Duty Free Shops SA (GR)	187,676
1,100	Nafco Company Limited (JA)	32,159
92	Village Vanguard Company Limited (JA)*	961,188
		1,181,023
Steel—0.7%		
198,000	Godo Steel Limited (JA)	909,114
Tires & Rubber—1.0%		
8,100	Nokian Renkaat Oyj (FI)	789,107
373,400	Sri Trang Agro-Industry Public Company Limited Foreign Shares (TH)	367,601
		1,156,708
Trucking—1.1%		
37,600	Hamakyorex Company Limited (JA)	1,340,457
Water Utilities—2.3%		
109,675	AWG PLC (UK)	1,165,570
36,412,100	AWG PLC Redeemable Shares (UK)*	66,036
358,900	Northumbrian Water Group PLC (UK)	885,209
45,425	Pennon Group PLC (UK)	652,871
		2,769,686
Total Common Stocks (Foreign) (Cost—$107,956,097)		116,063,674
Preferred Stocks (Foreign)—0.6%		
Industrial Machinery—0.6%		
6,950	Krones AG (GE)	711,997
Total Preferred Stocks (Foreign) (Cost—$670,659)		711,997

Units		Market Value
Foreign Rights and Warrants—0.0%		
Industrial Conglomerates—0.0%		
204,677	Media Prima Berhad ICULS (MA)	$ 41,474
Integrated Telecommunication Services—0.0%		
600,000	Yangtze Telecom Corporation Warrants (CN)*^#	0
Total Foreign Rights and Warrants (Cost—$53,933)		41,474

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (568,506)	$ (713,841)
Net Realized Gain on Security and Foreign Currency Transactions	6,459,920	40,877,636
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(3,578,735)	14,435,879
Net Increase in Net Assets Resulting from Operations	2,312,679	54,599,674
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(4,425,790)	8,132,869
Class B	(1,066,042)	(2,705,719)
Class C	(50,539)	1,905,536
Class F	(10,044,172)	(4,988,538)
Class R	83,260	23,012
Class T	(65,017)	(77,846)
Net Increase (Decrease) from Capital Share Transactions	(15,568,300)	2,289,314
Net Increase (Decrease) in Net Assets	(13,255,621)	56,888,988
Net Assets		
Beginning of period	$135,512,465	$ 78,623,477
End of period	$122,256,844	$135,512,465
Accumulated Net Investment Loss	$ (578,543)	$ (10,037)

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 873,788
Interest	34,181
Foreign taxes withheld	(82,424)
Total Investment Income	825,545
Expenses	
Advisory fees—Note 2	662,197
Shareholder servicing fees—Note 2	107,163
Accounting fees—Note 2	66,220
Distribution fees—Note 2	204,557
Transfer agency fees—Note 2	85,661
Registration fees	35,300
Postage and mailing expenses	6,308
Custodian fees and expenses—Note 2	244,350
Printing expenses	12,844
Legal and audit fees	9,353
Directors' fees and expenses—Note 2	11,112
Other expenses	14,488
Total Expenses	1,459,553
Earnings Credits	(2,013)
Reimbursed/Waived Expenses	(59,789)
Expense Offset to Broker Commissions	(3,700)
Net Expenses	1,394,051
Net Investment Loss	(568,506)
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions (net of foreign taxes paid on Thailand investments of $137,086)	6,633,096
Foreign Currency Transactions	(173,176)
Net Realized Gain	6,459,920
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(3,578,735)
Net Realized and Unrealized Gain	2,881,185
Net Increase in Net Assets Resulting from Operations	$ 2,312,679

See notes to financial statements.

Principal Amount		*Amortized Cost*
Corporate Short-Term Notes—4.8%		
Agricultural Products—4.8%		
$ 5,900,000	Archer-Daniels-Midland Company 1.43% 7/1/04†	$ 5,900,000
Total Corporate Short-Term Notes (Amortized Cost—$5,900,000)		5,900,000
Total Investments—100.4% (Total Cost—$114,580,689)		122,717,145
Other Assets and Liabilities—(0.4%)		(460,301)
Net Assets—100.0%		$122,256,844

Notes to Statement of Investments

* *Non-income producing.*

† *Security was acquired pursuant to Rule 144A or Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale.*

Fair valued security.

ADR - American Depositary Receipt

ICULS - Irredeemable Convertible Unsecured Loan Stock

^ *Schedule of restricted and illiquid Securities:*

	Acquisition Date	*Acquisition Cost*	*Value*	*Value as % of Net Assets*
Jeronimo Martins SGPS SA Provisional Certificates (PT)	*6/25/04*	*$ 163,682*	*$ 171,698*	*0.14%*
MOC Corporation New Shares (JA)	*6/25/04*	*254,591*	*276,289*	*0.23%*
Y's Table Corporation New Shares (JA)	*5/26/04*	*662,391*	*568,093*	*0.46%*
Yangtze Telecom Corporation Warrants (CN)	*3/8/04*	*0*	*0*	*0.00%*
		$1,080,664	*$1,016,080*	*0.83%*

The Fund may have registration rights for certain restricted securities, which may require that registration costs be borne by the Fund.

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 114,580,689
Investment securities, at market	122,717,145
Cash	344,478
Foreign currency (cost $102,049)	98,823
Receivables:	
Investment securities sold	3,760,262
Capital shares sold	1,441,728
Dividends	109,623
Other	126,583
Total Assets	128,598,642

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	5,656,637
Capital shares redeemed	105,682
Advisory fees	96,225
Shareholder servicing fees	28,406
Accounting fees	9,622
Distribution fees	28,296
Transfer agency fees	57,134
Custodian fees	74,758
India and Thailand taxes	94,542
To transfer agent	227
Other	190,269
Total Liabilities	6,341,798
Net Assets	$ 122,256,844

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 268,253,337
Accumulated net investment loss	(578,543)
Accumulated net realized loss from security transactions (net of foreign taxes paid on Thailand investments of $137,086)	(153,458,442)
Net unrealized appreciation on investments and foreign currency translation	8,040,492
Total	$ 122,256,844

Class A		
Net Assets	$	22,749,407
Shares Outstanding		1,555,638
Net Asset Value, Redemption Price Per Share	$	14.62
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	15.51

Class B		
Net Assets	$	17,556,907
Shares Outstanding		1,245,031
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	14.10

Class C		
Net Assets	$	10,678,028
Shares Outstanding		758,397
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	14.08

Class F		
Net Assets	$	70,571,417
Shares Outstanding		4,826,149
Net Asset Value, Offering and Redemption Price Per Share	$	14.62

Class R		
Net Assets	$	230,532
Shares Outstanding		16,211
Net Asset Value, Offering and Redemption Price Per Share	$	14.22

Class T		
Net Assets	$	470,553
Shares Outstanding		33,522
Net Asset Value, Redemption Price Per Share	$	14.04
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	14.70

See notes to financial statements.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
Dreyfus Founders Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Proxy Voting Information
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.dreyfus.com and on the Securities and Exchange Commission's website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-554-4611.

Dreyfus Founders
Worldwide Growth Fund

Manager

Founders Asset Management LLC
210 University Boulevard, Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Founders Funds are managed by Founders Asset Management LLC.

0351SA0604

Dreyfus Founders Worldwide Growth Fund

SEMIANNUAL REPORT June 30, 2004


YOU, YOUR ADVISOR AND
Dreyfus
A MELLON FINANCIAL COMPANY

Table of Contents

The views expressed herein are current to the date of this report. The views and the composition of the Fund's portfolio are subject to change at any time based on market and other conditions. Companies appearing in bold print on pages 3-9 were owned by the Fund on June 30, 2004. The amounts of these holdings are included in the Statement of Investments.

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the six months ended June 30, 2004 were $52,591,227 and $61,234,475, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for extraordinary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At June 30, 2004, the Fund had borrowings in the amount of $700,000 pursuant to this LOC arrangement.

7. Legal Matters

Two class actions have been filed against Mellon Financial Corporation and Mellon Bank, N.A.; Dreyfus and Founders (the "Investment Advisers"); and the directors of all or substantially all of the Dreyfus and Dreyfus Founders Funds. The complaints also name all or substantially all of the Dreyfus and Dreyfus Founders Funds as nominal defendants. Plaintiffs allege that the Investment Advisers improperly used assets of the Dreyfus and Dreyfus Founders Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus and Dreyfus Founders Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. Plaintiffs claim that the Investment Advisers' actions violated the 1940 Act, the Investment Advisers Act, and common law. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the 1940 Act and at common law and that Mellon Financial and Mellon Bank violated the 1940 Act. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The complaints are pending in the same court and have been consolidated into a single action under the caption In re Dreyfus Mutual Funds Fee Litigation.

Founders, Dreyfus, and the Funds believe the allegations in these lawsuits to be totally without merit and intend to defend the actions vigorously. It is possible that additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders, Dreyfus, nor the Funds believe that the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Six months ended June 30, 2004			Year ended December 31, 2003		
	Shares		Amount	Shares		Amount
Class A						
Sold	8,413	$	97,470	197,675	$	1,902,667
Redeemed	(18,115)	$	(212,502)	(205,316)	$	(1,998,630)
Net Decrease	(9,702)	$	(115,032)	(7,641)	$	(95,963)
Class B						
Sold	21,726	$	239,925	13,807	$	133,035
Redeemed	(15,377)	$	(173,598)	(28,252)	$	(261,780)
Net Increase (Decrease)	6,349	$	66,327	(14,445)	$	(128,745)
Class C						
Sold	3,830	$	42,414	50,623	$	402,228
Redeemed	(9,933)	$	(110,425)	(52,994)	$	(427,345)
Net Decrease	(6,103)	$	(68,011)	(2,371)	$	(25,117)
Class F						
Sold	518,816	$	6,087,270	2,467,985	$	22,841,668
Redeemed	(1,455,312)	$	(16,919,631)	(3,470,420)	$	(32,010,828)
Net Decrease	(936,496)	$	(10,832,361)	(1,002,435)	$	(9,169,160)
Class R						
Sold	123,552	$	1,457,362	286,586	$	2,765,461
Redeemed	(78,830)	$	(934,537)	(108,124)	$	(1,006,385)
Net Increase	44,722	$	522,825	178,462	$	1,759,076
Class T						
Sold	1,417	$	15,461	0	$	0
Redeemed	(2,495)	$	(27,593)	(282)	$	(2,291)
Net Decrease	(1,078)	$	(12,132)	(282)	$	(2,291)

MANAGEMENT OVERVIEW






A discussion with co-portfolio managers Remi J. Browne, CFA, left; Daniel B. LeVan, CFA, second from left; Jeffrey R. Sullivan, CFA, third from left; and John B. Jares, CFA, right

How did the Fund perform relative to its benchmark in the six months ended June 30, 2004?

Dreyfus Founders Worldwide Growth Fund underperformed its benchmark, the Morgan Stanley Capital International (MSCI) World Index, which posted a 3.52% return for the first six months of 2004.

Describe the market factors during the period.

The global markets opened 2004 in a positive position as the Japanese economic recovery grew beyond expectations, China continued its trend of significant growth, and the U.S. expansion continued. However, as the first half of the year ended, the equity markets were bogged down with numerous concerns. The perception of a strong growth environment began to erode as concerns of higher global inflation, higher oil prices and rising interest rates impacted the global markets. Although Japan continued its recovery, Chinese governmental policies began to slow China's growth, and investors in the United States were worried that the domestic economy was not as strong as was once predicted.

> *"The energy sector exhibited strong performance for the Fund, primarily attributable to the increase in energy prices as well as strong performance of select individual issues."*

Performance Highlights

- The global markets opened 2004 in a positive position as the Japanese economic recovery grew beyond expectations, China continued its trend of significant growth, and the U.S. expansion continued.
- The Fund benefited from good growth opportunities in the consumer staples and energy sectors, traditionally defensive sectors.
- An overweight relative position coupled with strong stock selection in the consumer discretionary sector boosted the Fund's relative return for the period.
- Although the United States had many top performers on an individual basis, this country was the most detrimental to relative Fund performance during the first half of 2004.
- A heavy relative overweighting and poor stock selection in the information technology sector combined to provide the largest hit to Fund performance on a sector basis.

What management decisions positively impacted Fund performance during the period?

From a country standpoint, the Fund's overweight position and strong stock selection in Germany created a positive impact to relative Fund performance. Japan also benefited Fund performance as the country continued its economic rebound. This was evidenced during the period by business sentiment reaching a 13-year high, the unemployment rate falling and positive earnings being reported. Canada, Spain and Finland also aided Fund performance primarily through strong stock selection.

Stock selection in various sectors aided Fund performance during the first half of 2004 as the Fund benefited from good growth opportunities in the consumer staples and energy sectors, traditionally defensive sectors. Several stocks in the consumer staples sector showed favorable performance during the period. U.S. holdings **Estée Lauder Companies, Inc.** and **Gillette Company** both performed well because of excellent revenue and earnings growth.

The energy sector also exhibited strong performance for the Fund, primarily attributable to the increase in energy prices during the first six months of 2004, as well as strong performance of select individual issues. U.K.-based Cairn

Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers.

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below as of December 31, 2003, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below may be used to offset future net investment income and thereby reduce future ordinary income distributions. These carryovers expire between December 31, 2009 and December 31, 2011.

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of June 30, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Accumulated Capital Losses	$ 83,274,416
Post-October Capital Loss Deferral	$ 253,252
Post-October Currency Loss Deferral	$ 628
Federal Tax Cost	$ 71,379,139
Gross Tax Appreciation of Investments	$ 15,601,849
Gross Tax Depreciation of Investments	$ (1,043,455)
Net Tax Appreciation	$ 14,558,394

During the six months ended June 30, 2004, DSC retained $846 and $10 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $3,422 and $50 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of	But Not Exceeding	Domestic Fee	Foreign Fee
$0	$500 million	0.06%	0.10%
$500 million	$1 billion	0.04%	0.065%
$1 billion		0.02%	0.02%

Founders has agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank N.A., a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The custodian has also agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the six months ended June 30, 2004, the Fund's portion of the fee waiver was $5,559. The amount paid to Mellon was reduced by this fee waiver amount.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the director in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other

Energy PLC added significant value to the Fund as the company discovered two major oil reserves in the Rajasthan region of India during the first half of the period, which significantly increased the company's production profile.

An overweight position coupled with strong stock selection in the consumer discretionary sector boosted the Fund's relative return for the period. **Royal Caribbean Cruises Limited** and **Nordstrom, Inc.** were among the top performers for the Fund in this sector.

Although the Fund's performance in the information technology sector was a hindrance, select holdings from this sector did buoy Fund performance. **Apple Computer, Inc.** and **Accenture Limited**, a management consulting, technology services and outsourcing company, were among the Fund's top information technology performers during the period.

Sumitomo Mitsui Financial Group, Inc., a Japanese financial services firm, was also a notable contributor to the Fund's return.

What management decisions negatively impacted Fund performance during the period?

Although the United States had many top performers on an individual basis, this country was the most detrimental to relative Fund performance during the first half of 2004, as concerns weighed heavily on the domestic economy.

Largest Equity Holdings (ticker symbol)

1.	General Electric Company (GE)	2.54%
2.	Cisco Systems, Inc. (CSCO)	2.34%
3.	Kohl's Corporation (KSS)	1.94%
4.	Gillette Company (G)	1.94%
5.	Walt Disney Company (DIS)	1.80%
6.	SAP AG Sponsored ADR (SAP)	1.79%
7.	American International Group, Inc. (AIG)	1.65%
8.	Royal Caribbean Cruises Limited (RCL)	1.63%
9.	Maxim Integrated Products, Inc. (MXIM)	1.62%
10.	International Business Machines Corporation (IBM)	1.60%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



$40,000
$30,000
$20,000
$10,000
$0
Dreyfus Founders Worldwide Growth Fund-Class F
MSCI World Index
$19,912
$15,106
6/94
6/96
6/98
6/00
6/02
6/04

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 6/30/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World Index measures global developed market equity performance. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $12.84, per shareholder account considered to be an open account at any time during a given month plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the six months ended June 30, 2004 were as follows:

	Transfer Agency Fees
Class A	$507
Class B	$1,598
Class C	$236
Class R	$3,287
Class T	$30

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the six months ended June 30, 2004, Class F shares were charged $83,854 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the six months ended June 30, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$699
Class B	$7,081	$2,360
Class C	$922	$307
Class T	$71	$71

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions, if any, reduce Other Expenses and would be included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the six months ended June 30, 2004, Class F shares were charged $49,947 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges incurred by DTI are paid by the Fund. During the six months ended June 30, 2004, Class F shares were charged $12,031 for out-of-pocket transfer agent charges.

Average Annual and Year-to-Date Total Return as of 6/30/04

Class (Inception Date)	**Year-to-Date**†	**1 Year**	**5 Years**	**10 Years**	**Since Inception**
Class A Shares (12/31/99)					
With sales charge (5.75%)	(3.15%)	17.72%	—	—	(12.59%)
Without sales charge	2.72%	24.89%	—	—	(11.43%)
Class B Shares (12/31/99)					
With redemption*	(1.55%)	20.07%	—	—	(12.38%)
Without redemption	2.45%	24.07%	—	—	(12.06%)
Class C Shares (12/31/99)					
With redemption**	1.31%	22.85%	—	—	(12.46%)
Without redemption	2.31%	23.85%	—	—	(12.46%)
Class F Shares (12/29/89)	2.72%	24.95%	(3.94%)	4.21%	7.02%
Class R Shares (12/31/99)	2.93%	25.42%	—	—	(11.00%)
Class T Shares (12/31/99)					
With sales charge (4.50%)	(2.05%)	19.16%	—	—	(13.46%)
Without sales charge	2.61%	24.83%	—	—	(12.57%)

Average annual and year-to-date total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities may entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.
†Total return is not annualized.

Ongoing geopolitical uncertainty, the expectation of a hike in the federal funds rate, high oil prices and apprehension that the economy was not growing as fast as expected provided a difficult trading environment for the equity markets.

Hong Kong, Switzerland, Belgium and Italy were four additional markets that detracted from relative Fund performance due to both poor stock selection and underweight positions in these countries.

The largest underachiever on a sector basis for the Fund was information technology. A heavy relative overweighting and poor stock selection combined to provide the largest hit to Fund performance. Holdings such as **Intel Corporation** and Oracle Corporation hampered Fund performance during the half due to drops in each respective company's share price.

The materials and industrials sectors also hindered relative Fund performance, mainly owing to poor stock selection. Materials holding Newmont Mining Corporation proved to be one of the worst performers during the period. **Union Pacific Corporation**, an industrials holding, also underperformed.



Portfolio Composition
50.44% United States
9.78% Japan
9.31% United Kingdom
5.20% Germany
4.15% France
3.17% Canada
2.83% Netherlands
2.73% Switzerland
11.21% Other Countries
1.18% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Security Transactions**—**Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions**—**Foreign securities may carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at June 30, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes**—**No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income**—**Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders**—**The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Government Securities, Growth, Growth and Income, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Worldwide Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations are not readily available, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded, and it is determined that the event has materially affected the value of the security.

Other underperforming issues came from various sectors. Lower-end retailer **Kohl's Corporation** experienced lackluster sales and earnings trends. Biotechnology holding **Amgen, Inc.** also weighed heavily as market competition and potential effects of healthcare reform in the company's key markets moved the stock's price lower. Telecommunications services holding **Vodafone Group PLC** experienced a tough first half of the year as the company spent money on its profitless Japanese subsidiary.

As always, our investment process remains the same. We rely on our bottom-up research process to seek companies we believe are capable of posting strong future revenue and earnings growth at attractive valuations.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Jeffrey R. Sullivan, CFA
Co-Portfolio Manager

John B. Jares, CFA
Co-Portfolio Manager

Statement of Investments

June 30, 2004 *(unaudited)*

Shares		*Market Value*
Common Stocks (Domestic)—50.5%		
Airlines—1.1%		
55,200	Southwest Airlines Company	$ 925,697
Aluminum—1.0%		
27,150	Alcoa, Inc.	896,765
Application Software—0.7%		
14,900	Autodesk, Inc.	637,869
Asset Management & Custody Banks—0.6%		
29,125	Janus Capital Group, Inc.	480,271
Biotechnology—0.7%		
6,250	Amgen, Inc.*	341,063
4,125	Biogen Idec, Inc.*	260,906
		601,969
Broadcasting & Cable TV—1.6%		
37,875	Comcast Corporation Special Class A*	1,045,729
13,600	Cox Communications, Inc. Class A*	377,944
		1,423,673
Communications Equipment—4.6%		
28,850	Avaya, Inc.*	455,542
85,925	Cisco Systems, Inc.*	2,036,423
44,100	Motorola, Inc.	804,825
19,525	Scientific-Atlanta, Inc.	673,613
		3,970,403
Computer & Electronics Retail—0.5%		
8,062	Best Buy Company, Inc.	409,066
Computer Hardware—3.2%		
42,550	Apple Computer, Inc.*	1,384,577
15,800	International Business Machines Corporation	1,392,770
		2,777,347
Computer Storage & Peripherals—0.3%		
24,850	EMC Corporation*	283,290

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AU	Australia	FR	France	NE	Netherlands
AT	Austria	GE	Germany	NW	Norway
BD	Bermuda	GR	Greece	PT	Portugal
BE	Belgium	HK	Hong Kong	RS	Russia
BR	Brazil	ID	Indonesia	SG	Singapore
CA	Canada	IE	Ireland	SL	Solvak Republic
CI	Channel Islands	IN	India	SP	Spain
CN	China	IT	Italy	SW	Sweden
CY	Cyprus	JA	Japan	SZ	Switzerland
DE	Denmark	MA	Malaysia	TH	Thailand
FI	Finland	MX	Mexico	UK	United Kingdom

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class T Shares Per Share Operating Data					
Net Asset Value, beginning of period	$10.73	$7.89	$11.46	$15.65	$25.18
Income from investment operations:					
Net investment loss	(0.01)†	(0.14)	(0.59)	(0.26)	(0.06)
Net realized and unrealized gains (losses) on securities	0.29	2.98	(2.98)	(3.93)	(5.60)
Total from investment operations	0.28	2.84	(3.57)	(4.19)	(5.66)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$11.01	$10.73	$7.89	$11.46	$15.65
Total Return*	2.61%	35.99%	(31.15%)	(26.77%)	(22.34%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$51	$61	$47	$90	$48
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.95%**	2.54%	4.60%	3.75%	1.76%
Expenses with reimbursements and earnings credits	1.94%**	2.54%	4.60%	3.74%	1.72%
Net investment loss	(0.17%)**	(1.05%)	(2.88%)	(2.72%)	(0.76%)
Portfolio turnover rate@	117%	138%	211%	145%	210%

† *Computed using average shares outstanding throughout the period.*

* *Sales charges are not reflected in the total return.*

** *Annualized.*

\# *Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.96% (2004), 2.56% (2003), 5.48% (2002), 10.02% (2001), and 1.76% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(unaudited) (continued)

	Six months ended June 30, 2004	2003	Year ended December 31, 2002	2001	2000
Class R Shares Per Share Operating Data					
Net Asset Value, beginning of period	$11.60	$8.44	$11.81	$15.75	$25.18
Income from investment operations:					
Net investment income (loss)	0.03	(0.00)+	(0.01)	(0.02)	(0.00)+
Net realized and unrealized gains (losses) on securities	0.31	3.16	(3.36)	(3.92)	(5.56)
Total from investment operations	0.34	3.16	(3.37)	(3.94)	(5.56)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$11.94	$11.60	$8.44	$11.81	$15.75
Total Return	2.93%	37.44%	(28.54%)	(25.02%)	(21.94%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$22,568	$21,404	$14,060	$19,193	$27,611
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.37%**	1.51%	1.41%	1.25%	1.26%
Expenses with reimbursements and earnings credits	1.37%**	1.51%	1.41%	1.24%	1.22%
Net investment income (loss)	0.44%**	(0.03%)	(0.13%)	(0.14%)	(0.49%)
Portfolio turnover rate@	117%	138%	211%	145%	210%

+ *Net investment loss for the years ended December 31, 2003 and 2000 aggregated less than $0.01 on a per share basis.*

** *Annualized.*

Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.38% (2004), 1.53% (2003), 1.41% (2002), 1.25% (2001), and 1.26% (2000).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Shares		Market Value
Consumer Finance—0.6%		
21,250	MBNA Corporation	$ 548,038
Data Processing & Outsourced Services—0.9%		
19,575	Automatic Data Processing, Inc.	819,801
Department Stores—2.9%		
39,950	Kohl's Corporation*	1,689,086
19,675	Nordstrom, Inc.	838,352
		2,527,438
Diversified Banks—1.2%		
20,800	Bank One Corporation	1,060,800
Employment Services—1.1%		
10,075	Manpower, Inc.	511,508
16,025	Monster Worldwide, Inc.*	412,163
		923,671
Food Retail—0.8%		
39,525	Kroger Company*	719,355
Healthcare Equipment—1.3%		
26,025	Boston Scientific Corporation*	1,113,870
Home Entertainment Software—0.9%		
14,700	Electronic Arts*	801,885
Hotels, Resorts & Cruise Lines—0.7%		
11,925	Carnival Corporation	560,475
Industrial Conglomerates—2.5%		
68,000	General Electric Company	2,203,200
Investment Banking & Brokerage—1.0%		
8,850	Goldman Sachs Group, Inc.	833,316
Leisure Facilities—1.6%		
32,700	Royal Caribbean Cruises Limited	1,419,507
Life & Health Insurance—0.8%		
16,225	AFLAC, Inc.	662,142
Movies & Entertainment—1.8%		
61,225	Walt Disney Company	1,560,625
Multi-Line Insurance—1.7%		
20,100	American International Group, Inc.	1,432,728
Other Diversified Financial Services—0.5%		
9,008	Citigroup, Inc.	418,872
Personal Products—3.1%		
20,800	Estée Lauder Companies, Inc. Class A	1,014,624
39,800	Gillette Company	1,687,520
		2,702,144

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		*Market Value*
Pharmaceuticals—2.9%		
27,775	Abbott Laboratories	$ 1,132,109
8,475	Johnson & Johnson	472,058
27,612	Pfizer, Inc.	946,539
		2,550,706
Property & Casualty Insurance—0.8%		
14,350	Allstate Corporation	667,993
Railroads—1.0%		
14,625	Union Pacific Corporation	869,456
Semiconductors—4.7%		
33,325	Intel Corporation	919,770
34,300	Linear Technology Corporation	1,353,821
26,875	Maxim Integrated Products, Inc.	1,408,788
17,925	Texas Instruments, Inc.	433,427
		4,115,806
Soft Drinks—0.6%		
9,550	Coca-Cola Company	482,084
Specialty Stores—0.2%		
5,275	Weight Watchers International, Inc.*	206,464
Systems Software—2.1%		
13,450	Adobe Systems, Inc.	625,425
26,950	Microsoft Corporation	769,692
15,475	VERITAS Software Corporation*	428,658
		1,823,775
Thrifts & Mortgage Finance—0.5%		
10,000	The PMI Group, Inc.	435,200
Total Common Stocks (Domestic) (Cost—$38,480,785)		43,865,701
Common Stocks (Foreign)—48.5%		
Aerospace & Defense—0.4%		
23,400	Gamesa Corporacion Tecnologica SA (SP)	344,779
Application Software—2.7%		
10,400	Amdocs Limited (CI)*	243,672
3,020	SAP AG (GE)	503,395
37,225	SAP AG Sponsored ADR (GE)	1,556,377
		2,303,444
Auto Parts & Equipment—0.4%		
8,400	Canadian Tire Corporation Limited Class A (CA)	306,354
Automobile Manufacturers—1.6%		
32,400	Nissan Motor Company Limited (JA)	360,181
4,900	Renault SA (FR)	373,208
15,100	Toyota Motor Corporation (JA)	611,667
		1,345,056

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000	1999
Class F Shares Per Share Operating Data						
Net Asset Value, beginning of period	$11.41	$8.33	$11.72	$15.69	$25.17	$22.06
Income from investment operations:						
Net investment income (loss)	0.00+,†	(0.13)	(0.13)	(0.14)	(0.16)	(0.06)
Net realized and unrealized gains (losses) on securities	0.31	3.21	(3.26)	(3.83)	(5.45)	10.11
Total from investment operations	0.31	3.08	(3.39)	(3.97)	(5.61)	10.05
Less dividends and distributions:						
From net investment income	0.00	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)	(6.94)
Total distributions	0.00	0.00	0.00	0.00	(3.87)	(6.94)
Net Asset Value, end of period	$11.72	$11.41	$8.33	$11.72	$15.69	$25.17
Total Return	2.72%	36.97%	(28.92%)	(25.30%)	(22.14%)	48.78%
Ratios/Supplemental Data						
Net assets, end of period (000s)	$61,520	$70,566	$59,890	$101,592	$176,405	$284,839
Ratios to average net assets:						
Expenses with reimbursements, but no earnings credits#	1.78%**	1.97%	1.84%	1.61%	1.54%	1.55%
Expenses with reimbursements and earnings credits	1.78%**	1.97%	1.84%	1.60%	1.52%	1.53%
Net investment income (loss)	0.01%**	(0.47%)	(0.55%)	(0.50%)	(0.67%)	(0.27%)
Portfolio turnover rate@	117%	138%	211%	145%	210%	157%

\+ *Net investment income for the six months ended June 30, 2004 aggregated less than $0.01 on a per share basis.*
† *Computed using average shares outstanding throughout the period.*
** *Annualized.*
# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.79% (2004), 1.98% (2003), 1.84% (2002), 1.61% (2001), 1.54% (2000) and 1.55% (1999).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights
(unaudited) (continued)

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class C Shares Per Share Operating Data					
Net Asset Value, beginning of period	$10.81	$7.96	$11.34	$15.56	$25.18
Income from investment operations:					
Net investment loss	(0.04)†	(0.20)	(0.30)	(0.30)	(0.11)
Net realized and unrealized gains (losses) on securities	0.29	3.05	(3.08)	(3.92)	(5.64)
Total from investment operations	0.25	2.85	(3.38)	(4.22)	(5.75)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$11.06	$10.81	$7.96	$11.34	$15.56
Total Return*	2.31%	35.80%	(29.81%)	(27.12%)	(22.70%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$210	$271	$218	$380	$375
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.54%**	2.82%	3.33%	4.18%	2.25%
Expenses with reimbursements and earnings credits	2.54%**	2.82%	3.33%	4.17%	2.21%
Net investment loss	(0.78%)**	(1.34%)	(2.05%)	(3.07%)	(1.31%)
Portfolio turnover rate@	117%	138%	211%	145%	210%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.55% (2004), 2.84% (2003), 3.40% (2002), 4.18% (2001), and 2.25% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Shares		Market Value
Biotechnology—0.3%		
470	Serono SA (SZ)	$ 296,095
Brewers—1.0%		
34,700	Asahi Breweries Limited (JA)	382,570
27,000	Fraser & Neave Limited (SG)	219,448
23,000	SABMiller PLC (UK)	297,615
		899,633
Broadcasting & Cable TV—0.5%		
18,800	Mediaset SPA (IT)	214,328
23,900	Publishing & Broadcasting Limited (AU)	213,943
		428,271
Communications Equipment—1.0%		
16,000	Nokia Oyj (FI)	230,880
2,386	Sagem SA (FR)	266,208
140,700	Telefonaktiebolaget LM Ericsson (SW)	414,648
		911,736
Computer Storage & Peripherals—0.7%		
20,200	ATI Technologies, Inc. (CA)*	379,051
5,300	Logitech International SA (SZ)*	241,217
		620,268
Construction Materials—0.6%		
171,700	Aggregate Industries PLC (UK)	255,339
50,500	Boral Limited (AU)	227,259
		482,598
Construction, Farm Machinery & Heavy Trucks—0.3%		
7,000	Volvo AB Class B (SW)	243,462
Consumer Electronics—1.8%		
25,000	Casio Computer Company Limited (JA)	378,500
10,000	Citizen Electronics Company Limited (JA)	568,208
10,300	Koninklijke (Royal) Philips Electronics NV (NE)	277,332
21,000	Sharp Corporation (JA)	335,453
		1,559,493
Consumer Finance—0.3%		
4,000	Sanyo Shinpan Finance Company Limited (JA)	228,383
Diversified Banks—6.6%		
10,700	ABN AMRO Holding NV (NE)	234,075
36,880	Alpha Bank AE (GR)	937,818
42,400	Anglo Irish Bank Corporation PLC (IE)	662,903
101,971	Barclays PLC (UK)	868,714
10,589	BNP Paribas SA (FR)	651,264
27,600	HBOS PLC (UK)	341,621
56	Mitsubishi Tokyo Financial Group, Inc. (JA)	518,352
27,888	Royal Bank of Scotland Group PLC (UK)	803,158
17,400	Skandinaviska Enskilda Banken (SW)	251,772
5,400	Societe Generale (FR)	458,924
		5,728,601

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Diversified Capital Markets—0.9%		
13,900	Credit Suisse Group (SZ)	$ 493,892
3,744	UBS AG (SZ)	263,820
		757,712
Diversified Metals & Mining—0.8%		
76,300	WMC Resources Limited (AU)	261,509
33,300	Xstrata PLC (UK)	445,087
		706,596
Electric Utilities—0.8%		
5,800	E.ON AG (GE)	417,764
24,300	Fortum Oyj (FI)	310,439
		728,203
Electronic Equipment Manufacturers—1.5%		
1,700	Keyence Corporation (JA)	387,784
3,700	Kyocera Corporation (JA)	313,999
8,300	TDK Corporation (JA)	629,831
		1,331,614
Food Retail—0.6%		
2,800	Guyenne et Gascogne AG (FR)	322,959
39,300	Tesco PLC (UK)	189,765
		512,724
Forest Products—0.3%		
20,100	Canfor Corporation (CA)*	227,864
Gas Utilities—0.3%		
71,900	Centrica PLC (UK)	292,738
Home Furnishings—0.3%		
4,600	Hunter Douglas NV (NE)	223,872
Homebuilding—0.3%		
26,600	Barratt Developments PLC (UK)	284,380
Hotels, Resorts & Cruise Lines—0.3%		
4,325	Four Seasons Hotels, Inc. (CA)	260,408
Household Products—0.3%		
7,850	Reckitt Benckiser PLC (UK)	222,231
Hypermarkets & Super Centers—0.4%		
7,300	Metro AG (GE)	346,393

	Six months ended June 30, 2004	Year ended December 31, 2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of period	$11.02	$8.12	$11.52	$15.57	$25.18
Income from investment operations:					
Net investment loss	(0.04)†	(0.16)	(0.14)	(0.15)	(0.11)
Net realized and unrealized gains (losses) on securities	0.31	3.06	(3.26)	(3.90)	(5.63)
Total from investment operations	0.27	2.90	(3.40)	(4.05)	(5.74)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$11.29	$11.02	$8.12	$11.52	$15.57
Total Return*	2.45%	35.71%	(29.51%)	(26.01%)	(22.67%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$1,936	$1,821	$1,459	$2,089	$2,329
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	2.51%**	2.80%	2.71%	2.54%	2.25%
Expenses with reimbursements and earnings credits	2.51%**	2.80%	2.70%	2.53%	2.21%
Net investment loss	(0.70%)**	(1.30%)	(1.41%)	(1.43%)	(1.40%)
Portfolio turnover rate@	117%	138%	211%	145%	210%

† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.52% (2004), 2.82% (2003), 2.71% (2002), 2.54% (2001), and 2.25% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(unaudited)

	Six months ended June 30, 2004	2003	Year ended December 31, 2002	2001	2000
Class A Shares Per Share Operating Data					
Net Asset Value, beginning of period	$11.38	$8.32	$11.71	$15.78	$25.18
Income from investment operations:					
Net investment income (loss)	0.00+,†	(0.10)	(0.15)	(0.09)	(0.09)
Net realized and unrealized gains (losses) on securities	0.31	3.16	(3.24)	(3.98)	(5.44)
Total from investment operations	0.31	3.06	(3.39)	(4.07)	(5.53)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of period	$11.69	$11.38	$8.32	$11.71	$15.78
Total Return*	2.72%	36.78%	(28.95%)	(25.79%)	(21.82%)
Ratios/Supplemental Data					
Net assets, end of period (000s)	$561	$656	$543	$1,003	$800
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits#	1.77%**	2.03%	2.06%	2.10%	1.43%
Expenses with reimbursements and earnings credits	1.77%**	2.03%	2.06%	2.09%	1.41%
Net investment income (loss)	0.00%**	(0.55%)	(0.77%)	(0.96%)	(0.35%)
Portfolio turnover rate@	117%	138%	211%	145%	210%

+ *Net investment income for the six months ended June 30, 2004 aggregated less than $0.01 on a per share basis.*
† *Computed using average shares outstanding throughout the period.*
* *Sales charges are not reflected in the total return.*
** *Annualized.*
\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.78% (2004), 2.04% (2003), 2.06% (2002), 2.10% (2001), and 1.43% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

Shares		*Market Value*
Industrial Conglomerates—0.9%		
267,900	Cookson Group PLC (UK)*	$ 204,059
71,700	Keppel Corporation Limited (SG)	293,460
4,300	Siemens AG (GE)	309,460
		806,979
Industrial Machinery—0.7%		
45,000	NSK Limited (JA)	223,938
7,400	Saurer AG (SZ)*	378,449
		602,387
Integrated Oil & Gas—3.0%		
75,642	BP PLC (UK)	668,075
13,700	Husky Energy, Inc. (CA)	262,086
1,700	OMV AG (AT)	330,961
13,900	Repsol YPF SA (SP)	304,417
33,900	Shell Transport & Trading Company PLC (UK)	248,686
4,030	Total SA (FR)	768,343
		2,582,568
Integrated Telecommunication Services—1.4%		
11,800	Deutsche Telekom AG (GE)*	207,458
70,200	Koninklijke NV (NE)	534,678
65,200	Telenor ASA (NW)	453,385
		1,195,521
IT Consulting & Other Services—0.9%		
28,500	Accenture Limited Class A (BD)*	783,180
Leisure Products—0.3%		
12,800	Sankyo Company Limited (JA)	277,432
Marine—0.3%		
209,000	Neptune Orient Lines Limited (SG)	286,351
Multi-Line Insurance—0.5%		
21,200	Aviva PLC (UK)	218,767
4,900	Baloise Holding Limited (SZ)	212,839
		431,606
Oil & Gas Exploration & Production—1.5%		
13,700	Canadian National Resources Limited (CA)	409,222
15,100	Eni SPA (IT)	299,832
6,000	Norsk Hydro ASA (NW)	389,959
266,400	Oil Search Limited (AU)	244,966
		1,343,979
Oil & Gas Refining, Marketing, & Transportation—0.3%		
41,400	Caltex Australia Limited (AU)	266,194
Other Diversified Financial Services—0.9%		
22,500	ING Groep NV (NE)	531,087
9,200	Sun Life Financial, Inc. (CA)	263,553
		794,640

See notes to statement of investments.

Statement of Investments

June 30, 2004 *(unaudited) (continued)*

Shares		Market Value
Packaged Foods & Meats—0.8%		
14,900	Koninklijke Wessanen NV (NE)	$ 214,282
20,000	Nisshin Seifun Group, Inc. (JA)	203,088
243,000	Want Want Holdings Limited (SG)	267,300
		684,670
Pharmaceuticals—4.8%		
9,200	AstraZeneca Group PLC (UK)	412,782
3,800	Aventis SA (FR)	286,884
18,200	Axcan Pharma, Inc. (CA)*	384,008
16,400	Eisai Company Limited (JA)	471,942
8,100	Merck KGaA (GE)	489,804
11,088	Novartis AG (SZ)	489,150
11,000	Ono Pharmaceuticals Company Limited (JA)	517,161
27,000	Shire Pharmaceuticals Group PLC (UK)*	235,773
7,100	Takeda Chemical Industries Limited (JA)	311,680
47,900	Warner Chilcott PLC (UK)	603,745
		4,202,929
Precious Metals & Minerals—0.2%		
12,400	ThyssenKrupp AG (GE)	211,972
Property & Casualty Insurance—0.5%		
124,400	Insurance Australia Group Limited (AU)	433,299
Publishing—0.2%		
19,700	Johnston Press PLC (UK)	202,395
Railroads—0.3%		
5,987	Canadian National Railway Company (CA)	260,973
Real Estate Investment Trusts—0.7%		
85	Sumitomo Mitsui Financial Group, Inc. (JA)	582,688
Real Estate Management & Development—0.3%		
2,900	Wereldhave NV (NE)	238,521
Semiconductor Equipment—0.2%		
12,400	ASML Holding NV (NE)*	209,860
Soft Drinks—0.8%		
41,800	Coca-Cola Amatil Limited (AU)	201,793
21,100	Kirin Beverage Corporation (JA)	496,971
		698,764
Thrifts & Mortgage Finance—0.4%		
23,000	Northern Rock PLC (UK)	301,786

Statements of Changes in Net Assets

(unaudited)

	Six months ended 6/30/04	Year ended 12/31/03
Operations		
Net Investment Income (Loss)	$ 45,772	$ (324,443)
Net Realized Gain (Loss) on Security and Foreign Currency Transactions	7,787,553	(60,984)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(5,328,324)	26,608,251
Net Increase in Net Assets Resulting from Operations	2,505,001	26,222,824
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(115,032)	(95,963)
Class B	66,327	(128,745)
Class C	(68,011)	(25,117)
Class F	(10,832,361)	(9,169,160)
Class R	522,825	1,759,076
Class T	(12,132)	(2,291)
Net Decrease from Capital Share Transactions	(10,438,384)	(7,662,200)
Net Increase (Decrease) in Net Assets	(7,933,383)	18,560,624
Net Assets		
Beginning of period	$ 94,778,736	$ 76,218,112
End of period	$ 86,845,353	$ 94,778,736
Undistributed Net Investment Income (Loss)	$ 30,990	$ (14,782)

See notes to financial statements.

Statement of Operations

For the six months ended June 30, 2004 *(unaudited)*

Investment Income	
Dividends	$ 891,892
Interest	15,959
Foreign taxes withheld	(83,952)
Total Investment Income	823,899
Expenses	
Advisory fees—Note 2	458,919
Shareholder servicing fees—Note 2	53,384
Accounting fees—Note 2	35,856
Distribution fees—Note 2	91,928
Transfer agency fees—Note 2	37,116
Registration fees	29,864
Postage and mailing expenses	5,508
Custodian fees and expenses—Note 2	26,414
Printing expenses	16,888
Legal and audit fees	6,575
Directors' fees and expenses—Note 2	9,745
Other expenses	16,245
Total Expenses	788,442
Earnings Credits	(685)
Reimbursed/Waived Expenses	(5,559)
Expense Offset to Broker Commissions	(4,071)
Net Expenses	778,127
Net Investment Income	45,772
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions	
Net Realized Gain (Loss) on:	
Security Transactions	7,793,411
Foreign Currency Transactions	(5,858)
Net Realized Gain	7,787,553
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(5,328,324)
Net Realized and Unrealized Gain	2,459,229
Net Increase in Net Assets Resulting from Operations	$ 2,505,001

See notes to financial statements.

Shares		*Market Value*
Tires & Rubber—0.6%		
9,900	Continental AG (GE)	$ 477,595
Trading Companies & Distributors—0.3%		
23,000	Mitsubishi Corporation (JA)	223,434
Wireless Telecommunication Services—2.7%		
14,400	Bouygues SA (FR)	482,161
85	KDDI Corporation (JA)	486,093
194,000	SmarTone Telecommunications Holdings Limited (HK)	212,659
35,000	Telecom Italia Mobile SPA (IT)	198,443
456,575	Vodafone Group PLC (UK)	999,845
		2,379,201
Total Common Stocks (Foreign) (Cost—$32,226,156)		42,071,832
Total Investments—99.0% (Total Cost—$70,706,941)		85,937,533
Other Assets and Liabilities—1.0%		907,820
Net Assets—100.0%		$86,845,353

Notes to Statement of Investments

* *Non-income producing.*
ADR - American Depositary Receipt

Statement of Assets and Liabilities

June 30, 2004 *(unaudited)*

Assets	
Investment securities, at cost	$ 70,706,941
Investment securities, at market	85,937,533
Cash	65,183
Foreign currency (cost $23,403)	22,786
Receivables:	
Investment securities sold	2,068,447
Capital shares sold	13,128
Dividends	64,258
Other	90,671
Total Assets	88,262,006

Liabilities	
Payables and other accrued liabilities:	
Investment securities purchased	335,964
Capital shares redeemed	144,277
Advisory fees	72,138
Shareholder servicing fees	13,230
Accounting fees	5,659
Distribution fees	18,795
Transfer agency fees	10,695
Custodian fees	11,207
Line of credit	700,000
Other	104,688
Total Liabilities	1,416,653
Net Assets	$ 86,845,353

Composition of Net Assets	
Capital (par value and paid-in surplus)	$ 148,011,374
Undistributed net investment income	30,990
Accumulated net realized loss from security transactions	(76,431,538)
Net unrealized appreciation on investments and foreign currency translation	15,234,527
Total	$ 86,845,353

Class A		
Net Assets	$	560,675
Shares Outstanding		47,964
Net Asset Value, Redemption Price Per Share	$	11.69
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	12.40
Class B		
Net Assets	$	1,935,817
Shares Outstanding		171,530
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.29
Class C		
Net Assets	$	209,812
Shares Outstanding		18,963
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.06
Class F		
Net Assets	$	61,519,772
Shares Outstanding		5,247,631
Net Asset Value, Offering and Redemption Price Per Share	$	11.72
Class R		
Net Assets	$	22,568,382
Shares Outstanding		1,889,385
Net Asset Value, Offering and Redemption Price Per Share	$	11.94
Class T		
Net Assets	$	50,895
Shares Outstanding		4,621
Net Asset Value, Redemption Price Per Share	$	11.01
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	11.53

See notes to financial statements.